Form 20-F
period 2025-12-31
AGI Inc
filed 2026-04-30
CIK 2081206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from to .

Commission file number: 001-43114

AGI INC
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Rua Sergio Fernandes Borges Soares, 1000, Prédio E1
Campinas, SP 13054-709, Brazil
(Address of principal executive offices)

Marcello Winnik Dubeux
Chief Financial Officer
Tel.: +55 (19) 3031-4000
Rua Sergio Fernandes Borges Soares, 1000, Prédio E1
Campinas, SP 13054-709, Brazil
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common shares, par value US$0.00005 per share	AGBK	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of December 31, 2025 was 58,700,711 Class A common shares and 101,229,359 Class B common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☐

Non-accelerated Filer ☒ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP

☒ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

table of contents

i

ii

Presentation of Financial and Other Information

All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar. All references to “real,” “reais,” “Brazilian real,” “Brazilian reais,” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “IFRS” are to IFRS Accounting Standards, as issued by the International Accounting Standards Board, or the IASB.

Financial Statements

We were incorporated on September 2, 2021, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies, to become the holding entity of Agi Financial Holding S.A. The contribution of the quotas of Agi Financial Holding S.A. to us took place before the consummation of our initial public offering on February 11, 2026, or “IPO”.

We maintain our books and records in Brazilian reais, the presentation currency for our financial statements and also the functional currency of our operations in Brazil. Our annual consolidated financial statements were prepared in accordance with IFRS. Unless otherwise noted, our consolidated statement of financial position information presented herein as of December 31, 2025 and 2024, and the consolidated statements of income for the years ended December 31, 2025, 2024 and 2023 are stated in Brazilian reais, our reporting currency.

Unless otherwise noted, the consolidated financial information contained in this annual report is derived from the audited consolidated financial statements of Agi Financial Holding S.A., our predecessor entity, as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, together with the notes thereto, or our audited consolidated financial statements. All references herein to “our financial statements,” “our consolidated financial information” or “our audited consolidated financial statements” are to Agi Financial Holding S.A.’s consolidated financial statements included elsewhere in this annual report.

This financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2025,” relate to our fiscal year, the 12 months ended December 31, 2025.

Corporate Events

Merger of Nuova Holding S.A. into Agibank Brazil

Agibank Brazil is a privately held financial holding company and the holder of 100% of the outstanding share capital of Banco Agibank S.A., or Banco Agibank. In turn, Nuova Holding S.A., or Nuova, was a privately held, non-financial holding company controlled by our controlling shareholder, Mr. Marciano Testa. On September 30, 2024, Nuova was merged with and into Agibank Corretora de Seguros Sociedade Simples Ltda., or Agibank Corretora, a subsidiary of Banco Agibank. As a result, Agibank Corretora (which has since been merged with and into Banco Agibank) assumed control of Nuova and its subsidiaries—such merger, the Nuova Merger. As a result, these entities became indirect subsidiaries of Banco Agibank.

Since the entities within the Agibank group were under common control both prior to and after the Nuova Merger, this corporate reorganization did not qualify as a business combination under IFRS 3 – Business Combinations. Under IFRS, there is no specific guidance applicable to business combinations of entities under common control, as IFRS 3 excludes business combinations between such entities from its scope. Due to the lack of specific guidance, we established an accounting policy as required by IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors. As a result, we accounted for the corporate reorganization using the predecessor method of accounting by measuring the assets and liabilities of Nuova at their previous carrying amounts, as the entities within the Agibank group are controlled by the same shareholders.

Accordingly, our consolidated financial statements included elsewhere in this annual report reflect (i) the consolidated operations of Agibank Brazil and its subsidiaries as of December 31, 2025 and 2024, for the three-month period from October 1, 2024 to December 31, 2024 and for the year ended December 31, 2025, and (ii) the

1

combined operations of Agibank Brazil and Nuova and their respective subsidiaries as of December 31, 2023, for the nine months ended September 30, 2024 and for the year ended December 31, 2023.

Incorporation of AGI Inc and Corporate Reorganization

We are a Cayman Islands exempted company incorporated with limited liability on September 2, 2021. Prior to our initial public offering and the Share Contribution, we had not commenced operations and only had nominal assets and liabilities and no material contingent liabilities or commitments.

Prior to our initial public offering, the outstanding share capital of Agibank Brazil was held by Mr. Marciano Testa (our chairman and chief executive officer), certain investment funds affiliated with Vinci Compass Investments Ltd., or Vinci Compass, and Lumina Capital Management Ltda., or Lumina (our investor shareholders) and certain members of our senior management who acquired shares through our partnership program, in addition to a minority stake being held by AGI Inc. As part of our initial public offering, all of the shares in Agibank Brazil held by its then shareholders (other than by AGI Inc) were contributed to us. In return for this contribution, we issued 38,700,711 new Class A common shares to such shareholders in a one-to-6.1 exchange for each Agibank Brazil share contributed to us (except with respect to Mr. Marciano Testa, to whom we issued 101,229,359 new Class B common shares to such shareholder in a one-to-6.1 exchange for each Agibank Brazil share contributed to us). We refer to these transactions in this annual report as the “Share Contribution.” Following the Share Contribution, Agibank Brazil has become our principal operating subsidiary in Brazil.

After accounting for the new Class A common shares that were issued and sold by us in our initial public offering, we have a total of 159,930,070 common shares issued and outstanding. 63.3% of these shares are Class B common shares, all of which are beneficially owned by Mr. Marciano Testa, and 36.7% of these shares are Class A common shares beneficially owned by the former shareholders of Agibank Brazil and by investors purchasing in our initial public offering.

Please refer to the information in “Item 3D. Organizational Structure—Our Corporate Structure” for an overview of our organizational structure after giving effect to the Share Contribution.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025 as reported by the Central Bank of Brazil (Banco Central do Brasil).

Implications of Being a Controlled Company

Mr. Marciano Testa, our controlling shareholder, controls a majority of the voting power of our common shares. As a result, we are a “controlled company” as defined under the NYSE listing rules because our controlling shareholder holds more than 50% of the voting power for the election of directors. As a “controlled company,” we may elect not to comply with certain corporate governance standards. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Common Shares—We are a “controlled company” within the meaning of the NYSE listing standards and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.”

Special Note Regarding Non-IFRS Financial Measures

This annual report presents our risk-adjusted net income margin, or Risk-Adjusted NIM, which is a non-IFRS financial measure, and a reconciliation thereof for the convenience of investors. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. Risk-Adjusted NIM, however, should be considered in addition to, and not as a substitute for or superior to, net income (loss), or other measures of the financial performance prepared in accordance with IFRS. Furthermore, non-IFRS financial measures should not be interpreted as indicators of future performance and may not reflect the impact of regulatory, macroeconomic or operational changes on our business, financial condition or results of operations.

We define Risk-Adjusted NIM as net interest income for the four fiscal quarters preceding the date of calculation plus expected credit losses for the four fiscal quarters preceding the date of calculation divided by the average interest bearing assets over the five fiscal quarters preceding the date of calculation. For 2023, we consider the average interest bearing assets as of December 31 for the respective fiscal years preceding the date of calculation due to the lack of available quarterly financial data for these periods.

Risk-Adjusted NIM is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We also use Risk-Adjusted NIM as a key profitability measure to assess the performance of our business. We believe Risk-Adjusted NIM is useful to evaluate our operating and financial performance because it provides a more accurate picture of the risk-adjusted return on our interest-earning assets.

Risk-Adjusted NIM is not a substitute for net income (loss), which is the IFRS measure of earnings. Additionally, our calculation of Risk-Adjusted NIM may be different from the calculation used by other companies, including our competitors in the financial services industry, because other companies may not calculate this measure in the same manner as we do, and therefore, our measure may not be comparable to those of other companies. A reconciliation of our Risk-Adjusted NIM to its most directly comparable IFRS measure, net interest income, can be found in “Item 5. Operating and Financial Review and Prospects—Operating Results—Non-IFRS Financial Measures and Reconciliations.”

Market Share and Other Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and from third-party sources, including a report prepared by Euromonitor International Limited, or Euromonitor, an independent market research firm commissioned by us that we refer to as the Euromonitor Report, as well as publications on the industry prepared by official public sources, such as the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) or the IBGE, the Brazilian Economic Institute of Fundação Getulio Vargas (Instituto Brasileiro de Economia da Fundação Getulio Vargas), or the FGV, among others.

Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We are responsible for all of the disclosure in this annual report, and we believe that each of the publications, studies and surveys used throughout this annual report are prepared by reputable sources and are generally reliable, though we have not independently verified market and industry data from third-party sources. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, neither we, the underwriters, nor their respective affiliates or agents have independently verified any of it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Other than the Euromonitor Report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. We have not sought or obtained the consent of any of these sources other than the Euromonitor Report to include such market data in this annual report. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.

All of the market data used in this annual report involves a number of assumptions and limitations and therefore is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such estimates. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in this annual report. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

Net Promoter Score

“NPS” means Net Promoter Score, a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services. It is used to gauge customers’ overall satisfaction with a company’s products and services and their loyalty to the brand, and it is typically based on customer surveys. NPS measures satisfaction using a scale of zero to 10 based on a customer’s response to the following question: “How likely is it that you would recommend Agi to a friend or colleague?” Responses of nine or 10 are considered “Promoters.” Responses of seven or eight are considered neutral. Responses of six or less are considered “Detractors.” The NPS, a percentage expressed as a numerical value, is calculated by subtracting the percentage of respondents who are Detractors from the percentage who are Promoters and dividing that number by the total number of respondents, which means that the higher the number, the higher the measure of customer satisfaction. The NPS calculation gives no weight to customers who decline to answer the survey question. The NPS calculation as of a given date reflects the average of the answers in the previous weeks, e.g., the NPS as of January 2025 reflects the average of answers from January 1, 2025 to January 31, 2025. Our NPS score as calculated by us as of December 31, 2025 was 70.

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Certain Definitions

The following is a glossary of certain industry and other defined terms used in this annual report:

“Agent” means our Agi agents who are Agi’s employees and trained financial service specialists, with an empathetic approach to be the face of AGI Inc within local communities that we serve.

“AI” means artificial intelligence.

“ANBIMA” means the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais).

“ARPAC” means annual average revenue per active client and is calculated as total revenues for the last four fiscal quarters preceding the date of calculation divided by the average number of active clients for the last five fiscal quarters preceding the date of calculation.

“B3” means B3 S.A. – Brasil, Bolsa, Balcão, a Brazilian stock exchange located in São Paulo.

“Bank Correspondent” means Correspondente Bancário and refers to a third-party entity or individual contractually authorized by a financial institution to offer certain banking products and services on its behalf, as regulated by the Central Bank of Brazil.

“BNDES” means the Brazilian Social and Economic Development Bank (Banco Nacional de Desenvolvimento Econômico e Social).

“Boa Vista” means Boa Vista Serviços, a Brazilian credit bureau providing credit reports, scoring and analytics.

“Brazil” means the Federative Republic of Brazil.

“Brazilian government” means the federal government of Brazil.

“Brazilian IRS” means the Brazilian Federal Revenue Service (Receita Federal do Brasil).

“CAGR” means compound annual growth rate, measured as the annualized average rate of growth between given dates, assuming growth takes place at an exponentially compounded rate.

“Central Bank of Brazil” means the Central Bank of Brazil (Banco Central do Brasil).

“CDC” means the Brazilian Federal Law No. 8,078/1990 (Código de Defesa do Comsumidor), as amended.

“CDI rate” means the Brazilian interbank deposit (certificado de depósito interbancário) rate, which is an average of interbank overnight rates in Brazil.

“CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).

“COPOM” means the Brazilian Monetary Policy Committee (Comitê de Política Monetária do Banco Central).

“Customer retention” means the percentage of our customers who continue to use our products and services over a defined period.

“Efficiency ratio” is calculated as our non-bank expenses during a specific period divided by operating revenues during such period. Non-bank expenses is defined as the sum of (i) personnel expenses, (ii) selling, general and administrative expenses, (iii) depreciation and amortization, and (iv) other income (expenses), net. Operating revenues is defined as the sum of (i) net interest income, (ii) gain on financial assets at fair value through profit or loss, (iii) commissions, banking fees and other revenues from services, net of (iv) tax expenses.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FIDC” refers to a Brazilian Credit Rights Investment Funds (Fundo de Investimento em Direitos Creditórios).

“FGC” means the Brazilian Credit Guarantee Fund (Fundo Garantidor de Créditos), a non-profit entity that manages a deposit insurance scheme designed to protect depositors in the event of the insolvency of a participating financial institution.

“FGTS” means the Fundo de Garantia do Tempo de Serviço, the Brazilian Severance Indemnity Fund for Employees.

“FGV” means the Getulio Vargas Foundation (Fundação Getúlio Vargas).

“Financial institution” or “Financeira” means Instituição Financeira and refers to a legal entity authorized by the Central Bank of Brazil to provide financial services and other regulated activities.

“Fusion teams” means cross-functional teams composed of employees from different disciplines (such as technology, operations and business) working together to develop and deliver integrated solutions.

“IASB” means the International Accounting Standards Board.

“IFC” means the International Finance Corporation.

“IFRS” means the International Accounting Standards, as issued by the IASB.

“IGP-M” means the General Market Price Index (Índice Geral de Preços – Mercado), which is published by the FGV.

“IMF” means the International Monetary Fund.

“INSS” or “Social Security Institute” means the Instituto Nacional do Seguro Social, the Brazilian National Institute of Social Security.

“IPCA” means the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), which is published by the IBGE.

“Loan portability” means the right of a borrower to transfer an existing loan from one financial institution to another, maintaining the original outstanding balance, term and payment conditions, as regulated by the Central Bank of Brazil.

“NPS” means net promoter score and measures the willingness of customers to recommend our products and services.

“PIX” means the instant payment system launched by the Central Bank of Brazil in 2020 that enables real-time payments and transfers.

“Public servant” means an individual employed by a federal, state or municipal government entity in Brazil, either as a civil servant or a public employee.

“real,” “reais” or “R$” means the Brazilian real, the official currency of Brazil.

“ROAA” means return on average assets and is calculated as net income for the last four fiscal quarters preceding the date of calculation divided by average assets for the last two years preceding the date of calculation.

“ROAE” means return on average equity and is calculated as net income for the last four fiscal quarters preceding the date of calculation divided by average equity for the last two years preceding the date of calculation.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“SELIC rate” means the Brazilian base interest rate (Sistema Especial de Liquidação e Custódia).

“Serasa” means Serasa Experian, Brazil’s largest credit bureau, offering credit reports, scoring and analytics.

“SPC” means Serviço de Proteção ao Crédito, a Brazilian credit bureau providing credit protection services.

“SUSEP” means the Brazilian Superintendence of Private Insurance (Superintendência de Seguros Privados).

“TLP rate” means the Brazilian long-term rate (taxa de longo prazo), or the rate applicable to long-term loans by the BNDES.

“U.S. dollar,” “U.S. dollars” or “US$” means U.S. dollars, the official currency of the United States.

“U.S. GAAP” or “GAAP” means generally accepted accounting principles in the United States.

“United States” or “U.S.” means the United States of America.

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this annual report include statements about:

•	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business;
•	the maintenance of our relationship with the INSS and our ability to comply with the regulatory and other requirements imposed by the INSS, including with respect to our settlements with the INSS;
•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;
•	competition in the financial services industry;
•	our ability to implement our business strategy;
•	our ability to adapt to the rapid pace of technological changes in the financial services industry;
•	the reliability, performance, functionality and quality of our products and services;
•	our ability to continue attracting and retaining new appropriately skilled employees;
•	our capitalization and level of indebtedness;
•	the interests of our controlling shareholders;
•	changes in government regulations applicable to our industry in Brazil, including those relating to taxation, employment, information technology, data privacy, and cybersecurity, including the consequences of the recent tax reforms and any future tax reforms in Brazil;
•	our ability to compete and conduct our business in the future;
•	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;
•	changes in consumer demands, customer experience and technological advances, and our ability to innovate to respond to such changes;
•	changes in labor, distribution and other operating costs;
•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;
•	public health crises, such as the outbreak of communicable diseases;
•	changes in the global trade and tariff environment, including new trade restrictions, tariff escalations, and policy shifts affecting cross-border commerce and supply chains, such as recent U.S. tariff increases on imports from Brazil and certain other countries;
•	difficulties in maintaining and/or improving our products or in addressing client complaints and any negative publicity involving our products and services;

•	other factors that may affect our financial condition, liquidity and results of operations; and
•	other risk factors discussed under “Risk Factors.”

We caution you that the foregoing list may not contain all of the forward-looking statements made in this annual report.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this annual report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in the section titled “Risk Factors” and elsewhere in this annual report. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this annual report. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this annual report to reflect events or circumstances after the date of this annual report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this annual report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.       Reserved

B.       Capitalization and Indebtedness

Not applicable.

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

Investing in our Class A common shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this annual report, including the section titled “Special Note Regarding Forward-Looking Statements” and “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes, before making a decision to invest in our Class A common shares. In particular, you should consider the risks related to investing in securities of issuers whose operations are located in emerging market countries such as Brazil, which involves a higher degree of risk than investing in the securities of issuers whose operations are located in the United States or other more developed countries. If any of the risks discussed in this annual report actually occur, alone or together with additional risks and uncertainties not currently known to us, or that we currently deem immaterial, our business, financial condition, results of operations, reputation and prospects may be materially adversely affected. If this were to occur, the value of our Class A common shares may decline and you may lose all or part of your investment.

Summary of Risk Factors

The following is a summary of some of the principal risks we face:

Risks Relating to Our Business and Industry

•	A significant portion of our revenues is tied to the maintenance of our agreements with the INSS, the loss, suspension or termination of which would materially and adversely affect our results of operations, financial condition and reputation.
•	We are subject to ongoing and enhanced supervision by the INSS pursuant to our settlements with the INSS.
•	Our relationship with the INSS is subject to suspension or termination.
•	Time deposits are a significant source of funds for us. Difficulties in obtaining funds from time deposits may materially and adversely affect us.
•	Mismatches between interest rates, the maturity terms of our loan portfolio and our sources of funds may materially and adversely affect us and our ability to expand our loan operations.

•	Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us and our profitability.
•	Failure to successfully implement and continue to improve our risk management and compliance policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.
•	We are subject to losses in our loan portfolio, primarily due to changes in the credit risks associated with the sectors in which we operate.
•	The financial problems faced by our customers could materially and adversely affect us.
•	Limitations related to the interest rates we charge on our credit products may materially and adversely affect us.
•	Regulatory changes affecting our ability to serve INSS beneficiaries, public servants, and private-sector employees, or increasing competition in payroll and FGTS-backed lending, could materially and adversely impact our business.
•	A failure to obtain or renew the registrations, authorizations, licenses and permits required to open and operate our points of sales and services may materially and adversely affect us.
•	Our business is exposed to regulatory and other risks relating to the Brazilian Credit Guarantee Fund.
•	We may require additional capital in the future, which may not be available on acceptable terms or at all.
•	The financial services sector is highly competitive, especially regarding digital products and services.

Risks Relating to Brazil

•	The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazil’s political and economic conditions, could harm us and the price of our Class A common shares.
•	Political instability in Brazil may harm us and the price of our Class A common shares.
•	Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future could harm our business and the price of our Class A common shares.
•	Exchange rate instability may have a material adverse effect on the Brazilian economy and the price of our Class A common shares.
•	Developments and the perception of risk may materially and adversely affect the Brazilian economy and the trading price of our securities.
•	We may be materially and adversely affected by protectionist trade policies and other measures adopted by the current U.S. administration, including the imposition of additional tariffs on Brazilian products and services.
•	Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Risks Relating to Our Class A Common Shares

•	Our controlling shareholder owns all of our outstanding Class B common shares, which represent approximately 94.5% of the voting power of our issued share capital. This concentration of ownership and voting power will limit your ability to influence corporate matters.

•	We have granted the holders of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.
•	Future sales of a substantial number of Class A common shares in the public market, or the perception that such sales could occur, could cause the price of our Class A common shares to decline.
•	Our Memorandum and Articles of Association contain anti-takeover provisions that may discourage a third-party from acquiring us and materially and adversely affect the rights of holders of our Class A common shares.
•	Our dual class capital structure means that our shares are not eligible to be included in certain indices. We cannot predict the impact this may have on the trading price of our Class A common shares.
•	If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline.

Risks Relating to Our Business and Industry

A significant portion of our revenues is tied to the maintenance of our agreements with the INSS, the loss, suspension or termination of which would materially and adversely affect our results of operations, financial condition and reputation.

A significant portion of our business relies on key agreements with the INSS: (i) operational agreements (acordos de cooperação técnica), or ACTs, which allows us to access certain channels or services related to INSS beneficiaries, including offering and servicing payroll-deductible loans to pensioners and retirees, utilizing INSS data channels, and other related activities; and (ii) agreements that allow us to act as paying agent for benefits administered by the INSS, or Benefits Payments Agreements, awarded through a public auction processes. These agreements are subject to distinct operational requirements, regulatory oversight, and renewal or termination risks. The suspension, termination, or failure to renew either the ACTs or the Benefits Payments Agreements could have a material adverse effect on our business, including the loss of a key customer base, distribution channel, and fee income, as well as reputational harm.

In particular, our ACTs with INSS imposes rigorous operational rules and service quality standards that we must follow. The INSS has the contractual and regulatory right to terminate the agreement unilaterally if we fail to meet any of the agreed conditions or violate applicable norms, specifically Instruction No. 138 issued by the INSS Presidency on November 10, 2022. For instance, breaches such as data mishandling, non-compliance with benefit payment procedures, poor service to beneficiaries, or other operational lapses could trigger an immediate termination. Such a termination can occur at any time, even before the formal term of the agreement ends, and would likely attract adverse public and media attention. Losing the ACTs due to non-compliance with its terms would mean we instantly forfeit our privilege to interface with INSS systems and customers, shutting off the flow of new INSS-linked loans or services. Given the importance of the retiree segment, this would materially and adversely reduce our loan origination volumes and fee income, and could leave us with stranded costs (such as for the technology and staff that we have dedicated to maintaining this partnership).

Similarly, the Benefits Payments Agreements impose strict operational, legal and data protection obligations on participating institutions, with extensive regulatory oversight. Any material breach, including failure to meet service standards, legal or LGPD requirements, or involvement in prohibited conduct, may trigger suspension of the agreements or early termination, in addition to contractual and administrative penalties imposed by controlling bodies (such as the Office of the Comptroller General (Controladoria-Geral da União) and the Federal Court of Accounts (Tribunal de Contas da União)), or by the judiciary (in cases of serious misconduct alongside public agents – “improbidade administrativa”), such as monetary fines and debarment from contracting with INSS or other public agencies and entities for several years, depending on the severity of the contractual breaches and misconduct, pursuant to Laws No. 14,133/2021, 12,846/2013, and 8,429/1992 (as amended by Law No. 14,230/2021). See also “Item 4. Information on the Company—B. Business overview—Regulatory Overview—INSS Agreements.” In particular, the Benefits Payments Agreements provide for warnings and contractual fines in increasing amounts for service failures and other violations (including per-occurrence and daily fines), indemnification and cost reimbursement and penalty interest on overdue amounts owed to INSS – any of which may be material given the large volume of benefits processed.

A significant portion of our revenues and credit performance depends on a limited number of secured lending products and operational mechanisms which are, in turn, dependent on our relationship with the INSS. Any disruption, modification or loss of economic attractiveness of these mechanisms as a result of disputes, suspensions, terminations or other developments (whether driven by formal regulation or not) in our relationship with the INSS could materially and adversely affect our results of operations and financial condition. As a result, our historical growth rates, profitability, and credit performance should not be viewed as indicative of future results, especially considering our reliance on regulatory, administrative, and operational structures that may change independently of formal regulation. See also “—Our relationship with the INSS is subject to suspension or termination.”

Even a temporary suspension of the ACTs or the Beneficiary Payments Agreement can significantly disrupt our operations. In April 2025, the INSS suspended all technical cooperation agreements with certain financial institutions, not including Banco Agibank, due to alleged compliance concerns. Furthermore, in May 2025, the INSS blocked the access of all financial institutions, including Banco Agibank, to certain data relating to pensioners pending a review of allegations of fraud involving INSS benefit payments, which were widely reported in the Brazilian media. More recently, in December 2025, the INSS issued a precautionary suspension of new payroll loan deductions by Banco Agibank and Agi Financeira S.A. - Sociedade de Crédito, Financiamento e Investimento, which was lifted on January 12, 2026 as a result of a settlement between Banco Agibank, Agi Financeira S.A. - Sociedade de Crédito, Financiamento e Investimento and the INSS. These measures halted new INSS-related loan activity across the market and illustrate the unpredictable nature of regulatory interventions in this sector. See also “—We are subject to ongoing and enhanced supervision by the INSS pursuant to our settlements with the INSS.”

In addition, we believe our partnership with the INSS signals credibility and reliability to customers (particularly elderly and pensioner clients who trust INSS-endorsed institutions). A termination or the suspension of either the ACTs or the Benefits Payments Agreements, especially if due to alleged non-compliance or service shortcomings, such as the suspension of salary payment services referred to above, could undermine our reputation in the market. Such termination or suspension may create a perception that we engaged in misconduct or are not a dependable partner for government-related services, in particular in the light of the establishment of a Parliamentary Commission of Inquiry (CPMI), which tasked the Brazilian National Congress with investigating fraud and misconduct involving the deductions from INSS beneficiaries, following widespread claims in the Brazilian media. This loss of trust could not only affect our relationships with INSS beneficiaries but also raise scrutiny from other regulators and counterparties.

We are currently subject to internal reviews and audits by INSS. We may also face heightened audits or difficulty in maintaining or renewing our relationship with the INSS or securing future partnerships with governmental entities. Additionally, re-establishing any INSS agreements that have been suspended or terminated can be an arduous process (if permitted at all), potentially requiring us to demonstrate remedial actions and regain regulatory confidence or participate in public auction processes (which could never happen). The long-term loss of access to INSS channels would impair our strategic positioning in the payroll loan sector and could have a material adverse effect on our business, financial conditions and results of operations, as well as on our reputation and growth prospects. Maintaining full compliance with the terms of both the ACTs and the Benefits Payments Agreements and delivering high service quality to INSS beneficiaries are therefore critical; any failure in this regard may significantly and adversely affect our results of operations and financial condition.

On April 29, 2026, the Brazilian Federal Court of Accounts (TCU) issued a ruling indicating the temporary suspension of the granting of new personal loans, credit card loans, and credit card loans with INSS benefits across the entire market, until INSS security measures and internal controls are implemented. If implemented, this measure could affect all INSS operations with all banks, not just those with Agi.

We are subject to ongoing and enhanced supervision by the INSS pursuant to our settlements with the INSS.

In August 2025, the INSS temporarily suspended the provision of benefit payment services by Banco Agibank under Benefits Payments Agreements No. 47/2019 and No. 39/2024 between Banco Agibank and the INSS, alleging that Banco Agibank had failed to comply with certain terms of the agreements. As a result of the temporary suspension, Banco Agibank’s salary payment services with respect to new beneficiaries were initially suspended for a period of 60 days.

This suspension was lifted as a result of a settlement between Banco Agibank and the INSS reached on November 12, 2025 and Banco Agibank’s ability to process new benefit payments was reinstated. Although the temporary suspension was lifted, the settlement subjects us to ongoing obligations and enhanced supervision by the INSS. We have agreed to strengthen portability and consumer-protection controls, submit any portability requests to Dataprev by the next business day, provide periodic reports to the INSS, align benefit domicile with the beneficiary’s municipality of residence, and implement an agreed ATM rollout schedule. In addition, the settlement also imposes an interim prohibition that we may not, pending the conclusion of the related administrative proceeding, process benefit payments or submit portability requests (Batch 30, or “Lote 30” portability files) for individuals whose benefits were granted in Auction Rounds (“Lotes”) 1 (2009) and 2 (2014) (auction cohorts, or “pregões”), although we may continue servicing existing clients from these cohorts and submit portability arising from valid and active pre-existing contractual relationships in effect as of November 12, 2025. Failure to comply with these conditions may result in contractual penalties, renewed precautionary suspensions of portability services or termination of the Benefits Payments Agreements, as well as administrative sanctions under Brazil’s public procurement framework.

In December 2025, the INSS issued a press release announcing that a federal audit conducted by the CGU found alleged irregularities and allegedly harmful practices against INSS beneficiaries and, as a result, INSS issued a precautionary suspension of new payroll loan deductions by Banco Agibank under ACT No. 106/2025, and Agi Financeira S.A. - Sociedade de Crédito, Financiamento e Investimento under ACT No. 221/2025.

The suspension was lifted on January 12, 2026 as a result of a settlement between Banco Agibank, Agi Financeira S.A. - Sociedade de Crédito, Financiamento e Investimento and the INSS, which fully reinstated our ability to process new payroll loan deductions, subject to ongoing compliance with enhanced obligations and INSS oversight. Under the settlement, on the one hand, we agreed to: strengthen documentation verification and customer-consent controls; enhance monitoring and reporting; review and remediate past transactions where required (including an obligation to make certain refunds within 30 days, where applicable, which may adversely affect our results of operations and profitability, including a negative impact on our net income for the first quarter of 2026 in an amount ranging from approximately US$6 million to US$8 million); reduce the volume of consumer complaints across all available customer service channels; prohibit bundling insurance products with payroll loan deductions; refrain from charging fees from payroll loan deductions; and pay an immediate compensatory amount of R$1.0 million. Failure to comply with the terms of the settlement may lead to renewed suspensions, termination of the ACTs, communication with regulatory authorities and consumer protection agencies, and monetary penalties for each instance of non-compliance or non-conformity with each of the terms of the enhanced obligations. The INSS, on the other hand, agreed to publish the settlement in the Official Gazette of the Federal Executive and in the INSS portal. The parties agreed to notify the CGU of the terms of the settlement.

See also “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—INSS Settlements” and “Item 4. Information on the Company—B. Business overview—Regulatory Overview—INSS Agreements” for additional information.

Our relationship with the INSS is subject to suspension or termination.

We cannot assure you that we will not be subject to further suspensions by the INSS in the future, similar to those that occurred in 2025, or to the termination of our agreements with the INSS, as a result of actions taken by INSS or other regulatory bodies, such as the CGU, including further probes regarding financial institutions practices in their relationship with INSS. For additional details regarding the suspensions, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—INSS Settlements” and “Item 4. Information on the Company—B. Business overview—Regulatory Overview—INSS Agreements”.

Furthermore, if the INSS were to decide to terminate the Benefits Payments Agreements or the ACTs due to our alleged failure to comply with our obligations thereunder or under the settlements we have reached with the INSS, our ability to process benefit payments to insured contributors and originate new payroll loans to INSS beneficiaries would be compromised.

Our participation in programs involving the INSS is subject not only to formal regulation but also to administrative interpretation, operational practices and discretionary decisions by governmental authorities, which may change without prior notice and may not be subject to judicial review on economic grounds. We may also not be given the opportunity to respond to potential INSS allegations before the INSS takes a suspension or termination decision. For instance, we have been subject to suspensions by the INSS in both August 2025 and December 2025. Both of these have since been lifted. However, we cannot assure you that we will not be subject to further suspensions by the INSS, that we will be able to challenge future suspensions successfully or at all, or that future suspensions will not become permanent or result in termination of our agreements with the INSS. See “—Risks Relating to our Business and Industry—We are subject to ongoing and enhanced supervision by the INSS pursuant to our settlements with the INSS.”

Any disruption, suspension or termination of our relationship with the INSS could not only eliminate our role in handling INSS payments or our ability to originate payroll loans but also reduce our related fee income and business lines, adversely affecting our business, financial condition and results of operations. In addition, this may also expose us to significant reputational risk, as any new suspension or the termination of the Benefits Payments Agreements or the ACTs by INSS could undermine the trust of our clients, partners, and regulators.

We may be unable to collect payments due from payroll deductible loans, or payroll loans.

Our ability to make payroll deductions is governed by various federal, state and local laws and/or regulations that establish limits on such deductions, and requires certain licenses issued by governmental entities and agreements with private sector employers. The enactment of any new law, regulation or amendment, or the repeal or emergence of a new interpretation of existing laws or regulations that result in a ban or restriction on our ability to make these direct deductions could increase the risk profile of our credit portfolio, resulting in a higher percentage of loan-related losses.

A significant portion of our loans are derived from lending through loans deducted directly from payroll, including the payroll card model, a credit card for which monthly bills are paid through deductions from payroll. Repayments are deducted directly from the borrowers’ pensions, annuities, or salaries, and may be interrupted if the borrower (a pensioner, employee or official of the private or public sector) loses his or her job, if other deductions take priority over the loan, or if the borrower were to die. In the event of a borrower’s termination or leave of absence from his or her employment, the repayment of the loan may depend exclusively on the borrower’s financial capacity. There can be no assurance that we will be able to recover loan amounts in these circumstances.

Our payroll loans are also subject to risks relating to the employer or payee. Any events that affect payments to employees, such as an employer’s financial condition, and failures or changes in the employer’s internal controls, may delay, reduce or prevent deductions from the employees’ earnings, and therefore, result in losses on our payroll loans portfolio, which may materially adversely affect us.

Certain claims over the payroll borrower’s income have priority over payroll loan payments and may result in the temporary suspension of, or permanent reduction in, payroll loan payments.

The INSS and other governmental entities impose a series of requirements on payroll deductible loans of INSS retirees and pensioners as well as public sector employees. In particular, payroll deductions for INSS retirees and pensioners and federal public servants cannot exceed 45% of the net monthly amount that payroll borrowers receives from the INSS or their employer, after deducting certain priority expenses (such as alimony, INSS contributions and income taxes). For employees of the private sector, the limit is 40% of the net monthly amount that payroll borrowers receive from their employer. The amount available for deductions from payroll after priority expenses is referred to as the payroll borrower’s margin. The margin is a total limit that applies to all deductions from the payroll of INSS retirees and pensioners and the salaries of federal public servants and employers of the private sector governed by the Brazilian Labor Law.

Suspension or reduction in payments deducted from payroll may occur when a borrower assumes additional obligations that have priority in payment over payroll loan payments, thereby reducing the amount of the borrower’s payroll available to make the payroll loan payments (with payments in respect of payroll credit cards having priority over other payroll loan payments). If the amount owed monthly by a payroll borrower exceeds the borrower’s margin that may be lawfully assigned, only the assignable amount may be deducted from the payroll borrower’s benefits or salary, as applicable, which may result in a partial payment or no payment of the payroll loan, which would materially adversely affect us.

We may be materially adversely affected by damage to our reputation.

We depend on our image and credibility in the market to operate our business and attract and retain clients, investors and employees. Various factors may damage our reputation and result in a negative perception by our clients, counterparties, shareholders, investors, government agencies, the community and regulators. These factors include, among others, non-compliance with legal obligations, conducting unlawful transactions with clients, cyberattacks, contracting suppliers that do not conduct their business ethically, unauthorized disclosure of client information, misconduct by our employees and failures in risk management. In addition, negative publicity relating to us may damage our business, while actions taken by third parties, including suppliers, such as engaging in discriminatory practices, unlawful acts and corruption, activities contrary to health, work safety or environmental regulations, may indirectly tarnish our reputation in the market. Any failure to establish or preserve a favorable reputation among clients and within the banking industry may materially adversely affect us.

Time deposits are a significant source of funds for us. Difficulties in obtaining funds from time deposits may materially and adversely affect us.

We use time deposits as our primary source of funds. Our ability to obtain time deposits depends, among other factors, on our performance and market conditions. We cannot assure you that time deposits will continue to be available to us on favorable terms. If we are unable to obtain additional time deposits, we may be unable to maintain or expand our loan portfolio or efficiently respond to changes in business conditions or competitive pressures, which may materially adversely affect us.

Mismatches between interest rates, the maturity terms of our loan portfolio and our sources of funds may materially and adversely affect us and our ability to expand our loan operations.

We are exposed to mismatches between interest rates, the maturity terms of our loan portfolio and our sources of funds. A portion of our loan portfolio includes loans at pre-fixed interest rates and the profitability of our loan operations depends on our ability to balance funding costs and the interest rates we charge from our customers. An increase in market interest rates in Brazil may increase our funding costs, especially the cost of time deposits, decreasing the spread we earn on loans, materially adversely affecting us.

In order to expand our loan portfolio, we must incur debt. Any mismatch between the maturity of our debt instruments and our sources of funds would increase our exposure to interest rate risks and pose a liquidity risk if we fail to obtain funds on an ongoing basis. An increase in our total funding costs may require us to increase the interest rates we charge on our loan operations, which may adversely affect our ability to attract new customers. A decrease in the growth rate of our loan operations and a lack of liquidity due to our inability to obtain new funds may materially adversely affect us.

Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us and our profitability.

Market risk refers to the probability of variations in our interest income/(charges) or in the market value of our assets and liabilities due to volatility of interest rates or other market risks. Changes in interest rates affect the following areas, among others, of our business:

•	interest income / (charges);
•	the volume of loans we originate;
•	credit spreads;
•	the market value of our securities holdings;
•	the amount of our loans and deposits; and
•	the net amount of our derivatives transactions.

Interest rates are sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies and domestic and international economic and political conditions. Variations in interest rates could affect the interest earned on our assets and the interest paid on our borrowings, thereby adversely affecting our interest income/(charges), which comprises a significant portion of our revenue, reducing our growth rate and potentially resulting in losses. In addition, costs we incur as we implement strategies to reduce interest rate exposure could increase in the future (which, in turn, will impact our results).

Increases in interest rates may reduce the volume of loans we originate. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may reduce the value of our financial assets and may reduce gains or require us to record losses on sales of our loans or securities. For example, the SELIC rate was unstable during the past three years, reaching 15.00% per annum as of December 31, 2025 and 12.25% and 11.75%, as of December 31, 2024 and 2023, respectively. The SELIC reached 14.75% on March 18, 2026, the level at which it remains at the date of this annual report.

The volatility of world debt markets due to the continued economic uncertainty and sovereign debt crisis has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in debt securities and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to write-offs against our results.

Failure to successfully implement and continue to improve our risk management and compliance policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal policies, procedures and reporting systems, among others. We employ a broad and diversified set of risk monitoring techniques, which may not be fully effective in limiting our risk exposure in all economic market environments or against all types of risk, including risks that we may fail to identify or anticipate.

We use certain qualitative tools and metrics for managing market risk, including our use of value at risk, or “VaR,” and statistical modeling tools, which are based upon our use of observed historical market behavior and may not be effective in assessing our risk exposure. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics and the models that estimate the default risks of our loan portfolio, may not be effective at measuring our exposure to risk in all economic environments and may fail to consider all types of risks, including those we cannot identify or predict. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead management to, based on models that are poorly developed, implemented or used, or as a result of the modeled outcome, misunderstand or misuse such information for purposes for which it was not designed. In addition, if existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. Any of these factors could have a material adverse effect on our reputation, as well as our revenues and profits. We also face risks from operational losses that may occur due to inadequate processes, people and systems failures or even from external events like natural disasters, terrorism, robbery and vandalism. Our internal controls and procedures effectiveness may not be fully adequate or sufficient to avoid all the known and unknown operational risks. We have suffered losses from operational risk in the past, including losses related to the migration of customer accounts in connection with acquisitions, phishing scams perpetuated by third parties, and information system platform upgrades. There can be no assurance that we will not suffer material losses from operational risk in the future, including losses related to security breaches.

As a retail bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a customer. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human or IT systems errors. While all of our credit decisions are made through system-based processes rather than individual discretion, any flaws in these systems or in the underlying data could result in inaccurate credit ratings, exposing us to higher credit risks than indicated by our risk rating system.

Some of the models and other analytical and judgment-based estimations we use in managing risks are subject to review by, and require the approval of, our regulators. If models do not comply with all their expectations, our regulators may require us to make changes to such models, may approve them with additional capital requirements, or we may be precluded from using them. Any of these potential situations could limit our ability to expand our businesses or have a material adverse impact on our financial results.

Failure to effectively implement, consistently monitor or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

From time to time, we may be required to update our credit risk management systems, models, and processes to ensure compliance. Any failure to timely or accurately implement these new standards, or any misinterpretation of the evolving regulatory guidance, could result in inadequate loan loss provisions, increased volatility in our financial results, or higher regulatory capital requirements. Consequently, these changes may expose us to additional risks and could materially and adversely affect our business, financial condition, and results of operations.

We are subject to losses in our loan portfolio, primarily due to changes in the credit risks associated with the sectors in which we operate.

Our loan portfolio is exposed to default risks associated with the sectors in which we operate. We may face changes in the risk profile of our business as a result of our organic growth or mergers and acquisitions, changes in economic conditions and changes in the tax regimes applicable to the sectors in which we operate, among other factors. In addition, any changes in the economic and political conditions, decreased demand from customers, increased market competition and regulatory changes may materially and adversely affect the growth rate and structure of our loan portfolio.

Moreover, as a result of the limited availability of information in Brazil to assess customers’ credit risk and determine their credit eligibility, we rely on information available in our database, if any, certain public information on consumer credit and other sources. As a result, our credit assessment model may be inaccurate, particularly regarding changes in the profile of our business, which could result in an increased risk of default, which could generate unforeseen losses and cause a material adverse effect on us. Additionally, economic downturns, increased competition, or regulatory changes may materially and adversely affect the growth, quality, and structure of our loan portfolio, all of which may lead to increased provisions for impairment and a material adverse effect on our business and results of operations.

The financial problems faced by our customers could materially and adversely affect us.

Market turmoil and economic recession could materially and adversely affect the liquidity, credit ratings, businesses and/or financial conditions of our borrowers, which could in turn increase our nonperforming loan ratios, impair our loan and other financial assets, and result in decreased demand for borrowings in general. We have credit exposure to borrowers that have entered or may shortly enter into bankruptcy or similar proceedings. We may experience material losses from this exposure.

In addition, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would materially and adversely affect our fee and commission income. Any of the conditions described above could have a material adverse effect on us.

Limitations related to the interest rates we charge on our credit products may materially and adversely affect us.

The Brazilian Civil Code, and Decree No. 22,626, dated April 7, 1933, as amended, or the Usury Law, establishes a maximum interest rate that may be charged on loan agreements. The Brazilian Supreme Federal Court (Supremo Tribunal Federal), through Precedent (Súmula) No. 596, has long settled the interpretation that this limitation does not apply to transactions conducted by financial institutions. This understanding was later confirmed by Law No. 14,905, enacted on June 28, 2024, which expressly states that loan transactions entered into with financial institutions are exempt from the Usury Law.

Such provisions notwithstanding, on November 27, 2019, the CMN enacted Resolution No. 4,765, which established rules governing overdraft facilities linked to demand deposit accounts. Among other provisions, the resolution introduced a cap on interest rates applicable to amounts effectively used under such overdraft arrangements. Subsequently, Law No. 14,690, enacted on October 3, 2023, created the Emergency Debt Renegotiation Program for Defaulting Individuals (Desenrola Brasil). This law includes measures aimed at preventing over-indebtedness, notably by requiring the CMN to regulate interest rate limits applicable to revolving credit lines associated with credit cards.

Following these legal provisions, the CMN issued Resolution No. 5,112/2023, and the Central Bank of Brazil issued Resolution No. 365/2023. Together, these regulations established interest rate caps for credit card financing, introduced rules governing the portability of such financing, and set out enhanced disclosure requirements to ensure that cardholders receive clear and adequate information. Specifically, CMN Resolution No. 5,112/23 implemented the interest rate limits mandated by Law No. 14,690. Under this rule, total charges—including interest and other financial costs—imposed by institutions offering revolving or installment credit may not exceed the original principal amount of the financed debt. This limitation applies to all issuers of credit cards and similar post-paid payment instruments and came into effect on January 3, 2024.

The implementation of these statutory or regulatory interest rate caps on revolving and installment credit lines may have a material adverse effect on our results of operations and financial condition. As a digital bank focused on the low- to middle-income segment, we rely on risk-based pricing to manage credit exposures in populations with higher delinquency risk. By limiting the total charges that we may collect to the original amount of the financed debt, these regulations reduce our ability to price loans in line with the credit risk profile of our customer base. This may lead to the rationing of credit to riskier borrowers, reduction in interest revenue and the deterioration of portfolio profitability, which may in turn constrain our ability to scale unsecured credit products and materially impact our financial performance and results of operations. Finally, changes in the interpretation adopted by Brazilian courts, including interpretations regarding proceedings in which we are involved, or the enactment of new laws and regulations imposing limits on the interest rates charged on bank loans may materially and adversely affect us.

Regulatory changes affecting our ability to serve INSS beneficiaries, public servants, and private-sector employees, or increasing competition in payroll and FGTS-backed lending, could materially and adversely impact our business.

A significant portion of our revenue derives from payroll deduction loans to retired individuals and pensioners of the INSS. These loans are repaid through direct deductions from the borrowers’ INSS pension payments. Brazilian laws and regulations on payroll deduction loans set forth a maximum limit for payroll and pension deductions, pursuant to which only a certain percentage of the borrowers’ monthly income can be used to repay these loans. For instance, deductions from INSS benefits are capped at 45% of the monthly benefit amount, while deductions from private-sector employees are limited to 40% of their net salary. Independent professionals engaged in passenger transportation or delivery services are subject to a 30% cap on deductions from their monthly revenue.

Recent regulatory developments, including the enactment of Law No. 15,179/2025, have significantly reshaped the payroll loan legal landscape. This law introduced a centralized digital platform for payroll loan origination, expanded eligibility to independent professionals, and mandated biometric identity verification and electronic consent procedures. These changes, while intended to enhance transparency and consumer protection, may increase our compliance costs and the operational complexity of our business model.

If regulatory authorities modify the rules governing payroll and FGTS-backed lending, we could face increased operational costs, pricing limitations, or restrictions on our ability to expand our loan portfolio. Furthermore, if the regulatory framework evolves in a way that lowers barriers to entry or increases competition from banks, fintech companies, or other financial institutions, we may face pricing pressures and potential market share erosion.

With respect to FGTS-backed lending, the Brazilian government recently changed the rules governing such matters. The new rules include a cap on the number of annual withdrawals that can be pledged as collateral, set at up to five annual withdrawals until October 2026 and three annual withdrawals from November 2026 onward; a per-installment amount range of R$100 to R$500 (with a maximum total advance of R$2,500 in the first year); a restriction to a single advance operation per year (where multiple simultaneous operations were previously permitted); and a mandatory 90-day waiting period after a worker opts into the birthday withdrawal before an advance can be requested (where immediate advances were previously allowed). These changes are expected to reduce our ability to originate new FGTS loans.

Moreover, payroll deduction loans to retired individuals and pensioners of the INSS and other government entities require the prior approval of those entities. The Brazilian government or other government entities, including the INSS, may change the rules applicable to these authorizations. As such, changes to social security and labor regulations could also adversely impact our business. For example, if the government increases the retirement age or alters eligibility requirements for INSS benefits, the pool of potential INSS retiree borrowers could shrink, reducing demand for our credit products. Similarly, if FGTS benefits are reduced, restricted, or made less accessible for loan backing (as already happened with the changes implemented in October 2025), the availability and attractiveness of FGTS-backed lending could decline, impacting our ability to originate and price loans effectively.

In addition, the Brazilian government recently launched the “Crédito do Trabalhador” program (“Private Sector Workers’ Credit”), a payroll-deductible loan facility targeting private-sector workers, including informal employees, domestic workers, rural laborers and microentrepreneurs. Pursuant to this initiative, borrowers can obtain credit at reduced interest rates secured by up to 10% of their FGTS balance and 100% of any FGTS severance penalty, with loan repayments deducted directly from wages through the Brazilian government’s payroll system (eSocial). This program significantly increases competitive pressure in our target market (particularly for private-sector employees) by offering an alternative credit source that often offers lower interest rates than our private loan products. This heightened competition may divert customers away from our offering, reduce demand for our private loan portfolio, squeeze our interest margins and drive up customer acquisition costs as we strive to maintain market presence. If we are unable to compete effectively with this program—whether due to pricing constraints, reduced volume or increased promotional spending—our business, financial condition, results of operations and growth prospects could be materially and adversely affected.

In January 2026, the Brazilian Congress passed Law No. 15,327/2026, which introduces additional rules applicable to payroll-deducted loans linked to INSS benefits, following heightened regulatory scrutiny largely driven by recent fraud cases and related scandals, aiming to prevent fraud and protect the beneficiaries. Law 15,327/2026 changes INSS payroll-deductible lending from an “always available” product into one that is activated on a contract-by-contract basis. The first impact is that customers will be required to activate their access to their benefits in order to contract a loan and this process will need to be repeated for each new contract. Since November 2025, Agi has implemented a similar activation feature but which only requires users to activate their access to the benefits system on a monthly basis. The new law requires this activation each time a customer wants to use one of our services. We do not expect that this will result in significant disruption to our operations since we believe the operational changes to accommodate this new requirement will be limited. The second impact is that the cost of originating payroll-deductible loans is expected to increase for digital-only players. Each purchase now requires biometric authentication (facial or fingerprint), a certified signature, and an active action by the beneficiary on the “Meu INSS” platform. This may result in increase in errors, confusion, and drop-offs. In an elderly customer base, this could become a bottleneck, and where there is no one to help or advise, the sale simply may not happen. We intend to rely on our more than 1,100 smart hubs and trained staff to mitigate the additional friction resulting from this requirement by supporting our customers in accessing their benefits under this new system. The third impact relates to customer retention. As the benefit needs to be reactivated after each transaction, every new loan requires the customer to go through an activation process again. See also “Item 4. Information on the Company—B. Business overview—Regulatory Overview—Other Rules Applicable to Brazilian Financial Institutions—Recent Developments in Payroll Loans Legislation.”

Any of these developments could adversely impact our business, financial condition, and results of operations.

A failure to obtain or renew the registrations, authorizations, licenses and permits required to open and operate our points of sales and services may materially and adversely affect us.

We provide services to our customers through our subsidiaries, which operate as our bank correspondents. We are subject to a number of registrations with Brazilian federal, state and municipal government agencies, and we are required to obtain licenses, permits, registrations and meet certain infrastructure technical specifications, as well as present fire prevention and protection plans (Planos de Prevenção e Proteção Contra Incêndios) to operate our Smart Hubs and services. We may be unable to obtain all the required licenses, permits and authorizations or timely renew these operating permits. Moreover, we may be subject to the regulation and control of other government authorities and we cannot assure you that these authorities will be consistent in their interpretation regarding required registrations, authorizations, licenses and permits. If we fail to obtain or renew these licenses or registrations (such as those required by Brazilian federal, state and municipal government agencies) or meet any applicable infrastructure technical specifications, we may be unable to open and operate new points of sales and services, existing points of sales and services may be interdicted or closed and we may be subject to fines. Any of these events would materially and adversely affect us. For more information, see “Item 4. Information on the Company—B. Business overview—Regulatory Overview.”

Our business is exposed to regulatory and other risks relating to the Brazilian Credit Guarantee Fund.

According to the CMN Resolution No. 4,222, of May 23, 2012, the FGC is a private, non-profit institution created to protect depositors and investors in the Brazilian financial system. It guarantees the payment of funds deposited with financial institutions in the event of intervention, liquidation, bankruptcy, or insolvency. The FGC is funded by ordinary contributions made by member financial institutions of up to 0.0125% of the outstanding balances of accounts corresponding to guaranteed obligations, in addition to special contributions as required. Eligible deposits are covered up to R$250,000 per depositor, per financial group, across products such as demand deposits, savings accounts, time deposits, and certain credit instruments. A cumulative limit of R$1.0 million per depositor over a four-year period also applies. However, claims held by financial institutions, investment funds, pension entities, and insurers are not covered by the guarantee. Financial institutions that fail to make timely contributions are subject to penalties.

Our funding strategy relies, in part, on FGC-insured deposit instruments distributed to retail and institutional investors. Because we do not operate a large branch network and serve primarily a low- to middle-income retail base, we depend on our ability to attract funds through fixed-income instruments—such as time deposits and credit notes—that are marketed in reliance on the FGC guarantee. This model allows us to offer competitive rates while providing investors with assurance that their deposits are protected. However, our dependence on FGC protection as a funding incentive increases our exposure to regulatory changes, reputational risks associated with sector-wide issues, and potential changes in investor behavior. If depositors perceive increased risk or reduced protection under the FGC framework, our ability to raise funding efficiently and cost-effectively could be negatively affected.

Moreover, in 2025, market events involving smaller institutions with high reliance on FGC-insured deposits have triggered discussions about potential regulatory reforms to limit systemic risk to the FGC. Among the proposals being considered are reductions in the share of FGC-insured funding allowed as a percentage of a bank’s liabilities, higher contribution rates for banks with greater exposure, and limits on product types eligible for coverage. For instance, on August 1, 2025, the CMN issued Resolution No. 5,238, which provided two major changes to the financial obligations of institutions affiliated with the FGC, applicable as of June 1, 2026: (i) a lower threshold for triggering an additional monthly contribution, from 75% to 60% of the Reference Value (Valor de Referência – VR), and an increase of the contribution rate from 0.01% to 0.02%; and (ii) an expansion of the conditions under which institutions must allocate funds in federal public bonds (títulos públicos federais).

These measures, along with other possible future measures could increase our cost of funding, restrict our ability to raise FGC-eligible deposits, or require changes to our funding mix that could adversely impact our interest margins, liquidity profile, or capital planning. In addition, extraordinary sector-wide events, such as large FGC disbursements, may result in temporary increases in contribution rates or extraordinary levies on member institutions. Any such developments could materially and adversely affect our funding operations, liquidity position, and overall financial condition.

We may require additional capital in the future, which may not be available on acceptable terms or at all.

In the future, we may need to raise additional capital to fund our expansion (organically or through strategic acquisitions), to obtain new licenses or develop new or enhanced products or services or to respond to competitive pressures. Such financing may not be available on terms acceptable or favorable to us. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our expansion, take advantage of acquisition opportunities, develop or enhance our portfolio of products and services or respond to competitive pressures, which could have a material adverse effect on our business, results of operations and financial condition. If we raise additional funds through the issuance of equity or convertible debt securities, our shareholders will experience dilution, and the securities that we issue may have rights, preferences and privileges senior to those of our Class A common shares. Any additional funds raised through debt financing will likely require our compliance with restrictive covenants that impose operating and financial restrictions on us, including restrictions on our ability to incur additional indebtedness, create liens, make acquisitions, dispose of assets, make restricted payments, and maintain certain financial ratios, among others. These restrictions may limit our ability to obtain future financings, to withstand a future downturn in our business or the economy in general, or to otherwise conduct necessary corporate activities. A breach of any such covenant would likely result in a default under the applicable agreement, which, if not waived, could result in acceleration of the indebtedness outstanding.

The financial services sector is highly competitive, especially regarding digital products and services.

The financial services sector in Brazil is highly competitive, and we expect it to remain so. We compete on a number of factors, including performance of operations, products and services, technological innovations, reputation, customer appeal and price. Large financial institutions, considered to be "incumbents,” have adopted strategies that focus on digital banking and therefore compete with newcomers in: (i) consolidating a position in the digital bank accounts market; (ii) developing benefits programs to attract and retain account holders; and (iii) expanding the portfolio of digital products. We have faced fierce price competition in recent years, including as a result of the presence of foreign banks in Brazil. As a result of the risk of increased competition, we cannot assure you that we will be able to successfully achieve our investment objective of creating value for our shareholders or furthering our growth and/or profitability. Our competitors may be substantially larger and have financial, technical and marketing resources considerably larger than ours, including a greater perception of reliability. We cannot assure you that we will be able to increase or maintain our market share in the financial services sector.

Moreover, the Brazilian digital banking segment is still under development and is highly competitive. In particular, we face the challenge of competing in an ecosystem where the relationship with the consumer is based on access to digital data and interactions. Our competitor neobanks have begun operating in Brazil and have drawn significant numbers of customers and the entrance of major financial institutions in the digital banking segment, with greater resources than ours, large customer bases and strong brands, may materially and adversely affect us. This privileged access to data can be used as leverage to compete with us in other adjacent markets and may reduce our operations and margins in core businesses such as lending or wealth management. This could be accelerated by the advent of the Central Bank of Brazil’s “Open Finance” initiative, which could result in our competitors gaining access to valuable data regarding our customers which may help them compete with us. Data from clients and services of financial institutions are now available for access by participants in the financial system, provided that the sharing of their data is previously allowed by clients. If we are unable to be competitive in the face of these new market conditions or fully and duly observe the required technological standards, including those related to cybersecurity, we may experience difficulties in retaining clients and our financial results, as well as our reputation, may be negatively impacted. In addition, the alliances that certain of our competitors are starting to build with large technology firms can make it more difficult for us to successfully compete with them and could materially and adversely affect us.

Moreover, other financial institutions, of different sizes, compete with us in the consolidation of the market of digital accounts and in the expansion of the portfolio of digital financial products. Nontraditional providers of banking services, such as internet-based e-commerce providers, mobile telephone companies and internet search engines, as well as payment services for blockchain technologies, may offer and/or increase their offerings of financial products and services directly to customers. These nontraditional providers of banking services currently have an advantage over incumbent providers because they are not subject to banking regulation. Several of these competitors may have long operating histories, large customer bases, strong brand recognition, and significant financial and marketing capabilities as well as other resources. They may adopt more aggressive prices and rates and devote more resources to technology, infrastructure and marketing. These new competitors, in addition to neobanks, have entered and may continue to enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business and results of operations may be materially and adversely affected.

To be competitive and maintain and enhance customer experience and the quality of our products and services, we must continuously invest in the development of new products and features to keep pace with technological developments. Rapid, significant and disruptive technological changes have impacted or may in the future impact our operation.

Finally, certain of our competitors—particularly well-funded digital banks and fintechs—may engage in aggressive strategies to gain market share, including offering credit or financial services at below-market or unsustainable rates, or adopting looser credit standards to expand their customer base. These practices are often subsidized by companies prioritizing rapid growth over profitability and can distort market pricing dynamics, creating unrealistic customer expectations for low-cost or heavily incentivized products. If we are forced to respond by lowering our own pricing, increasing promotional spend, or loosening our risk appetite to remain competitive, our margins may be materially compressed and our credit portfolio quality adversely affected. Sustained engagement in such competitive behavior across the industry could lead to a race to the bottom, undermining long-term profitability and financial health not only for us, but for the sector as a whole. In addition, market volatility or tightening funding conditions may trigger a correction among certain of our competitors, but in the interim we may suffer from customer churn, revenue pressure, and the erosion of pricing discipline. If we are unable or unwilling to match such tactics, we risk losing market share, whereas if we attempt to keep pace, we may our financial performance and risk profile may be materially and adversely affected.

In addition, as of the date of this annual report, certain payment institutions are permitted to operate in Brazil without authorization of the Central Bank of Brazil or compliance with the regulatory framework and the higher costs associated therewith until a certain volume threshold of transactions is met. As a result, these companies may be able to offer products and services at lower costs, which would put pressure on the pricing and terms that we offer our products and services and, as a result, on our profit margins.

Our business is dependent upon our ability to expand existing customer relationships and acquire new customers, including through social media, and if we fail to cost-effectively acquire new consumers or retain our existing consumers, our business could be materially and adversely affected.

Our business depends on our ability to increase our household penetration, to expand the number of products sold through our existing channels and to strengthen our product offerings through innovation in both new and existing categories. Any strategies we employ to pursue this growth are subject to numerous factors outside of our control. Any growth in distribution channels may also affect our existing customer relationships and present additional challenges, including related to pricing strategies. Additionally, we may need to increase or reallocate spending on marketing activities, and these expenditures are subject to risks. Our failure to obtain new customers, or expand our business with existing customers, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, our success, and our ability to increase revenue and operate profitably, depends in part on our ability to cost-effectively acquire new consumers, retain existing consumers and keep existing consumers engaged so that they continue to use our products. While we intend to continue to invest significantly in sales and marketing to educate consumers about our brands, our values and our products, there is no assurance that these efforts will generate further demand for our products or expand our consumer base. Our ability to attract new consumers and retain our existing consumers will depend on the perceived value of our products, offerings of our competitors, our ability to offer new and relevant products and the effectiveness of our marketing efforts, among other items. If we are unable to cost-effectively acquire new consumers, retain existing consumers and keep existing consumers engaged, our business, financial condition and operating results would be materially and adversely affected.

To that end, we use third-party social media platforms to raise awareness of our brand and engage with our community of customers. In recent years, there has been a marked increase in the use of social media platforms, including blogs, chat platforms, social media websites, and other forms of internet-based communications that allow individuals to interact with us, which act as means to enhance brand awareness. As existing social media platforms evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish a presence on emerging popular social media platforms. If we are unable to cost-effectively develop and continuously improve our consumer-facing technologies, such as social media platforms, our ability to expand our community of customers may suffer. This failure could materially and adversely affect our ability to compete with other companies and result in diminished loyalty to our brand.

The use of social media by us and our brand partners (such as celebrities, social media influencers and content creators) has increased the risk that our image and reputation could be negatively impacted. In particular, our social media reputation could impact how our community of customers views our services or brand. We also do not prescribe what our brand partners, consumers or other organic brand endorsers post, and our brand partners and consumers could engage in behavior or use their platforms in a manner that reflects poorly on our brand or is in violation of applicable regulations or social media platform terms of service. All of these actions may be attributed to us, which could lead to negative publicity related to our services or negative publicity related to actions taken (or not taken) by us or our executives, employees, brand partners or other individuals or entities that may be perceived as being associated with us. Such negative publicity may relate to actions taken (or not taken) with respect to social, environmental, and community outreach issues and initiatives. The resulting harm may be immediate, without affording us an opportunity for redress or correction, and could have an adverse effect on our business, financial condition and results of operations.

Further, laws and regulations, including associated enforcement priorities, rapidly evolve to govern social media platforms and other internet-based communications. Any failure by us, our brand partners or other third parties acting at our direction or on our behalf to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties. Other risks associated with the use of social media and internet-based communication include improper disclosure of proprietary information, exposure of personally identifiable information, fraud, hoaxes, or malicious dissemination of false information. Damage to our brand image and our reputation could have a material adverse effect on our business, results of operations and financial condition.

Finally, we may face challenges related to the governance and maintenance of our customer base. For example, contact information in our systems may be outdated, inaccurate or duplicated, which could limit the effectiveness of our outreach, marketing and engagement strategies. Additionally, customer relationship continuity may be disrupted by operational issues, such as the turnover or departure of customer-facing consultants, potentially resulting in loss of engagement or trust. These issues could impair our ability to maintain active relationships with our customers, weaken customer loyalty and reduce the effectiveness of our growth and retention efforts.

We depend on key management, as well as our experienced and capable employees, and any failure to attract, motivate and retain our employees could harm our ability to maintain and grow our business.

Our business functions at the intersection of rapidly changing social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. Our future success is significantly dependent upon the continued service of a select group of key executives and other employees, including Mr. Marciano Testa, our founder, controlling shareholder and chairman of our board of directors. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. If we lose the services of any member of our management or any key employee, we may not be able to locate a suitable or qualified replacement, and we may incur additional expenses to recruit and train a replacement, which could severely disrupt our business and growth—in particular given that we do not carry key man insurance. Competition could cause us to lose talented employees, and unplanned turnover could deplete institutional knowledge and result in increased costs due to increased competition for employees.

To maintain and grow our business, we will need to identify, attract, hire, develop, motivate and retain highly skilled employees, which requires significant time, expense and effort. Competition for highly skilled personnel is intense in our industry. We may need to invest significant amounts of cash and equity to attract and retain new employees, and we may not realize returns on these investments. In addition, from time to time, there may be changes in our management team that may be disruptive and harmful to our business (i.e. if they fail to work together effectively and to execute our plans and strategies on a timely basis).

Moreover, we rely on a direct salesforce (including sales agents and relationship managers) to drive customer acquisition and growth. However, rising personal debt levels among our employees—particularly from private payroll-deductible loans (empréstimos consignados privados)—pose significant human capital risks to our business. Employees facing financial distress may experience lower productivity, diminished morale and increased absenteeism, all of which can negatively affect performance. In some cases, over-indebted employees may leave in search of higher-paying opportunities or short-term financial relief, leading to increased turnover. High attrition not only disrupts team continuity but also increases recruitment and training costs, particularly in a competitive labor market. These departures can weaken customer relationships and impact sales momentum, especially if replacements take time to ramp up. In addition, the stress associated with personal indebtedness could lead to compliance issues or reputational risks if employees act improperly under pressure. If we are unable to retain or quickly replace experienced sales personnel, our ability to grow and maintain customer engagement may be adversely affected, which may in turn have a material adverse effect on our results of operations.

We may not have sufficient capital to meet Central Bank of Brazil and CMN capital adequacy requirements, and increases in these requirements could materially adversely affect us.

The Central Bank of Brazil establishes a calculation method for regulatory capital held by financial institutions and other institutions authorized to operate by the Central Bank of Brazil, and its main purposes are to improve the capacity of financial institution to absorb shocks arising from the financial system and other economic sectors, to reduce the risk of contagion spreading from the financial sector to the real economic sector (systemic risk), to maintain financial stability, and to promote sustainable economic growth.

The Central Bank of Brazil has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain, as well as determined compulsory allocation requirements to finance government programs, with these changes continuing to be a potential area of risk as they may increase the reserve and compulsory deposit or allocation requirements in the future or impose new requirements, which as a result could reduce our liquidity to fund our loan portfolio and other investments and, as a result, may have a material adverse effect on us.

The minimum capital adequacy ratio required by current regulations is 10.5%, as per CMN Resolution No. 4,958/2021. As of December 31, 2025, Banco Agibank maintained a capital adequacy ratio (PR/RWA) of 15.5% (14.0% as of December 31, 2024 and 14.1% as of December 31, 2023) and a capital adequacy ratio (PR/RWA+RBAN) of 15.1% (13.3% as of December 31, 2024 and 13.7% as of December 31, 2023). As of December 31, 2025, Banco Agibank maintained a capital margin of 4.6% (2.8% as of December 31, 2024 and 3.2% as of December 31, 2023). See also “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Compulsory deposits and allocations generally do not yield the same return as other investments and deposits because a portion of compulsory deposits and allocations:

•	do not bear interest;
•	must be held in Brazilian federal government securities; and
•	must be used to finance government programs, including a federal housing program and rural sector subsidies.

In recent years, the CMN and Central Bank of Brazil published several rules to implement Basel III in Brazil. This new set of regulations covers the revised definition of capital, capital requirements, capital buffers, credit valuation adjustments, exposures to central counterparties, leverage and liquidity coverage ratios, and treatment of systemically important financial institutions. No assurance can be given that the Basel III rules will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on us.

Moreover, financial institutions may only distribute profits in an amount higher than that which may be required by law or regulations if this distribution does not jeopardize compliance with capital and equity requirements. Accordingly, any failure to meet minimum capital requirements may negatively affect our ability to distribute dividends and interest on capital to shareholders, in addition to materially adversely and affecting our operating and lending capacity. As a result, we may have to sell assets or take other measures that may materially adversely affect us.

Finally, Brazilian regulators may apply sanctions due to capital inadequacy, including administrative proceedings, fines, disqualification of management and even the cancellation of our operating license, which may materially adversely affect us.

The value and liquidity of the portfolio of investment securities that we hold may be materially and adversely affected.

The recoverability of our loan portfolios and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Brazil.

In addition, we are exposed to sovereign debt in Brazil. Recessionary conditions in Brazil would likely have a significant adverse impact on our loan portfolio and sovereign debt holdings and, as a result, on our financial condition, cash flows and results of operations.

Our revenues are also subject to risk of deterioration from unfavorable political and diplomatic developments, social instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps, tax and monetary policies.

The economy of Brazil has experienced significant volatility in recent decades. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the Brazilian economy to which we lend. In addition, Brazil is affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. Negative and fluctuating economic conditions, such as slowing or negative growth and a changing interest rate environment, could adversely impact our profitability by causing lending margins to decrease and credit quality to decline and leading to decreased demand for higher margin products and services.

Liquidity and funding risks are inherent in our business and a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues and our liquidity levels.

Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including overreliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. Constraints in the supply of liquidity, including in interbank lending, can materially and adversely affect the cost of funding of our business, and extreme liquidity constraints may affect our current operations, our growth potential and our ability to fulfill regulatory liquidity requirements.

Our cost of obtaining funds is directly related to prevailing interest rates, our credit spreads, and other market-based pricing factors, including the indices used in our funding. Increases in any of these factors may increase our cost of our funding. Credit spread variations are market-driven and may be influenced by market perceptions of our creditworthiness, macroeconomic volatility or broader sector sentiment. Additionally, certain funding instruments, such as those indexed to inflation benchmarks like the IPCA, may expose us to indexer-related mismatches or mark-to-market volatility, even in the absence of a matching portfolio of assets tied to the same index. For example, we may raise funds indexed to the IPCA to take advantage of market arbitrage opportunities, which may result in unintended exposure to inflation risk. These pricing components—interest rates, credit spreads and indexers—fluctuate continuously, may be highly volatile and are often difficult to predict. Any material increase in our cost of funding could materially and adversely affect our financial results and margins.

Disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us. If wholesale markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits, with a view to attracting more customers, and/or to sell assets, potentially at depressed prices. The persistence or worsening of these adverse market conditions or an increase in base interest rates could have a material adverse effect on our ability to access liquidity and cost of funding.

We rely primarily on time deposits as our main source of funding. These time deposits are primarily distributed on third party platforms, i.e. through investment brokers who act as distributors of our deposits, and they are not from our active client base. As of December 31, 2025, 44.5% of our customer deposits (at amortized cost) (39.8% as of December 31, 2024) had remaining maturities of one year or less, or were payable on demand, while 74.4% of our assets (at amortized cost) (71.8% as of December 31, 2024) had maturities of one year or more, resulting in a mismatch between the maturities of liabilities and the maturities of assets. The ongoing availability of this type of funding is sensitive to a variety of factors beyond our control, including general economic conditions, the confidence of time depositors in the economy and in the financial services industry, the availability and extent of deposit guarantees, as well as competition for deposits between banks or with other products. Any of these factors could significantly increase the amount of time deposit withdrawals in a short period of time, thereby reducing our ability to access time deposit funding on economically appropriate and reasonable terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects. Our ability to manage our funding base may also be affected by changes to the regulation on compulsory reserve requirements in Brazil.

We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected. Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability.

In addition, our funding strategy currently depends heavily on third-party platforms and institutional investors, which introduces concentration risk. Because we serve a largely low-to-middle income customer base, we may not attract sufficient time deposits on our own. Instead, we rely on external investment platforms (online brokers and distributors) to raise funds by offering our debt instruments (such as banking deposit certificates (certificados de depósitos bancários), or CDBs) to a wider investor pool—a reliance which is compounded by the fact that like our competitor neobanks (i.e., banks that are fully digital), we lack large branch networks or deposit bases. Over-reliance on a few platforms or big investors means our access to funding could be disrupted by factors outside our control. If a major investment platform decides to delist our products, we could face a sudden liquidity shortfall. The risk is heightened if those channels view us as a competitor or decide to favor their own in-house products (i.e., a large bank-owned platform could change its policies in ways that disadvantage us). In addition, we have grown our presence in the capital markets, which, while diversifying our funding base, also exposes us to market-driven volatility and investor sentiment risks. Ultimately, insufficient diversification of funding could impair our ability to grow loans or even sustain current operations if external conditions change or counterparties pull back, which could have a significant adverse effect on our financial condition or on our ability to sustain our liquidity requirements.

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including, among others, macroeconomic factors globally and in Brazil, as well as force majeure events. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures, including internal controls over financial reporting, are designed to provide reasonable assurance that information required to be disclosed by the company in reports filed or submitted under the Exchange Act, is collected and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

These disclosure controls and procedures have inherent limitations, which include the possibility that judgments in decision-making can be faulty and result in errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our business is exposed to risk from potential noncompliance with policies, employee misconduct, negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. In particular, it is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

We may also acquire businesses with unknown liabilities, contingent liabilities, internal control deficiencies or other risks. Realization and/or lack of identification of any of these liabilities or deficiencies may increase our expenses, materially and adversely affect our financial position or cause us to fail to meet our public financial reporting obligations (including as a result of difficulties in integrating different internal control systems with our existing internal control systems).

If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal disclosure controls and procedures over our financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in our reports that we will file with the SEC will be recorded, processed, summarized, and reported within the time periods and as otherwise specified in SEC rules, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive officers and financial officers. We are also continuing to improve our internal controls over financial reporting.

Ensuring that we have effective disclosure controls and procedures and internal controls over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be re-evaluated frequently. Our internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Beginning with our second annual report on Form 20-F after we become a company whose securities are publicly listed in the United States, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to make a formal assessment of the effectiveness of our internal controls over financial reporting, and to include an attestation report on internal controls over financial reporting issued by our independent registered public accounting firm. During our evaluation of our internal controls, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls over financial reporting are effective. Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls over financial reporting in the future. Any failure to maintain internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition, or results of operations.

We face risks related to market concentration.

Concentration risk is an essential factor in the management of credit risk. Aspects such as the economic sector, concentration of risk in certain groups of customers and products, are assessed monthly as part of our risk appetite analysis. These risks arise from the imperfect diversification of credit portfolios, which may derive from “name concentration” (incomplete diversification of the borrower's idiosyncratic risk) and “concentration sector” (existence of multiple systematic risk factors, generally related to sectors of the economy, but also have other sources as origin, such as geographic location or factors macroeconomic conditions). Any excessive concentration of risk could have a material adverse effect on us if the relevant risk materializes and generates a substantial financial loss.

We are subject to counterparty risk in our business.

We are exposed to counterparty risk in addition to credit risks associated with lending activities. Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us, or executing securities, futures, currency or commodity trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, clearing houses or other financial intermediaries.

We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional customers. Defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties.

We may face significant challenges in possessing and realizing value from collateral with respect to loans in default.

If we are unable to recover sums owed to us under loans secured by a dedicated income stream in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to pursue enforcement of collateral granted in our favor by the applicable borrower. In the limited cases where we operate in collateral-backed credit markets, such as vehicle or real estate financing, enforcement may require court action or other formal procedures. However, even where the enforcement mechanism is duly established by law, Brazilian law allows borrowers to challenge such enforcement in court, even if such challenge is unfounded, which can delay the realization of value from the collateral. In addition, our secured claims under Brazilian law will in certain cases rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant amount of time, thereby potentially materially and adversely affecting our financial condition and results of operations.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may materially and adversely affect our results of operations.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. The Brazilian government may propose changes to the tax regime applicable to different sectors of the economy, including changes that represent an increase in our tax burden and the tax burden of our consumers and suppliers, which can negatively impact our business. These changes include changes in tax rates, tax base, tax deductibility and, occasionally, the creation of taxes (temporary or non-temporary). If these changes directly or indirectly increase our tax burden, we may have our gross margin reduced, materially and adversely affecting our business and results of operations.

On December 20, 2023, the Brazilian Congress enacted Constitutional Amendment No. 132/2023, which intended to pave the way for a significant reform of the Brazilian consumption taxes system beginning in 2026 and taking full effect as of 2033. These changes include the replacement of five taxes currently levied in Brazil: (i) Social Integration Program Contribution (Contribuição ao Programa de Integração Social), or PIS; (ii) the Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social), or COFINS; (iii) Tax on Manufactured Products (Imposto sobre Produtos Industrializados), or IPI (all three being federal taxes); (iv) Tax on Distribution of Goods and Services Tax (Imposto sobre Circulação de Mercadorias e Serviços), or ICMS (a state tax); and (v) ISS (Imposto Sobre Serviços) (a municipal tax). These taxes will be replaced by two value-added taxes: the Tax on Goods and Services (Imposto Sobre Bens e Serviços), or IBS, to be managed by states and municipalities, and the Contribution on Goods and Services (Contribuição sobre Bens e Serviços), or CBS, to be managed by federal government. In addition, a third tax, the Selective Tax (Imposto Seletivo), or the IS, will be created and will be applicable to transactions involving goods and services that are detrimental to the environment and human health. On January 16, 2025, the Brazilian Congress passed Supplementary Law No. 214 to regulate the IBS, CBS and IS (Law No. 214/25). With the transition beginning in 2026, financial services will begin to be taxed by CBS and IBS under a specific regime and, except as otherwise provided, IBS (replacing the ISS) is expected to be collected according to rates applicable where the recipient of the services is domiciled. The IBS rate, as well as the calculation methodology for companies in the financial sector, are yet to be determined, and as such we are currently reviewing the effects of such legislation on our expected tax burden. Any increases in the overall tax burden applicable to our business could result in higher costs for us and, as a result, materially and adversely affect our profitability. In addition to the reform of consumption taxes, a reform of income taxation is also under discussion in Brazil.

On December 18, 2024, the Brazilian Senate approved Bill of Law No. 3,817/2024, which was subsequently signed into law by the president of Brazil on December 30, 2024, as Law No. 15,079. The law implements the OECD’s Pillar Two framework in Brazil by introducing a Qualified Domestic Minimum Top-up Tax (QDMTT) applicable to Multinational Enterprise (MNE) Groups with consolidated annual revenue of at least EUR 750 million in at least two of the four fiscal years preceding the relevant fiscal year. The QDMTT is structured as an additional Social Contribution on Net Profit (Adicional da CSLL) and is effective for fiscal years beginning on or after January 1, 2025. The law does not adopt the Income Inclusion Rule (IIR) or the Undertaxed Payments Rule (UTPR), and the Brazilian government has not yet indicated whether those provisions will be implemented at a later stage.

On March 18, 2025, the Brazilian federal government presented Bill of Law No. 1,087/2025, which seeks to impose taxation on dividends and amend other rules concerning the taxation of individuals in Brazil. On October 1, 2025, the Chamber of Deputies approved Bill of Law No. 1,087/2025, and, more recently, on November 5, 2025, the Federal Senate also approved it. The bill has now been submitted for presidential sanction, which became effective in early 2026. Bill of Law No. 1,087/2025 introduced monthly and annual taxation of high incomes. Monthly taxation will be carried out through the incidence of Withholding Income Tax, or WHT, at a rate of 10% for payment, crediting, allocation, or distribution of profits or dividends by the same legal entity to the same individual resident in Brazil, in an amount exceeding R$50,000 per month. Annual taxation of high incomes will be carried out through taxation of all income earned (excluding certain specific income) at a rate of 10% for individuals resident in Brazil, deducted from the income tax paid on income included in the calculation basis of this new taxation. In addition, a 10% WHT will be charged on profits and dividends paid to Brazilian residents and persons domiciled abroad, regardless of the amount distributed. Dividends relating to profits generated through December 31, 2025 will not be subject to the 10% WHT if: (a) they are declared by December 31, 2025; (b) they are payable in accordance with civil and corporate law; and (c) their credit, payment, employment, or delivery occurs in accordance with the terms of the resolution approving them. Bill of Law No. 1,087/2025 also establishes that certain remittance of dividends will not be subject to withholding: (i) dividends related to profits earned up to the 2025 calendar year, provided their distribution is approved by December 31, 2025; (ii) dividends paid to foreign governments that grant reciprocity to the Brazilian government; (iii) dividends paid to sovereign wealth funds; and (iv) dividends paid to foreign entities whose main activity is the administration of pension and retirement benefits, as further regulated. Finally, Bill of Law No. 1,087/2025 authorizes the executive branch to grant a tax credit when the sum of the effective corporate income tax rates applicable to the distributing company, plus the 10% withholding, results in a total burden exceeding the applicable nominal corporate income tax rate (the nominal rate refers to the effective corporate rate applicable to the company, considering the tax regime for its activities). This credit will be calculated on the amount of profits and dividends subject to the 10% withholding. Non-residents will be entitled to claim the credit within 360 days from the end of each fiscal year. Bill Law No. 1,087/2025 further provides that the executive branch will regulate both the exercise of this option and the procedure for filing the credit claim within the prescribed deadline.

On June 11, 2025, the federal government enacted Provisional Measure No. 1,303/2025, which increases the withholding rate on interest on equity payments from 15% to 20%, effective in January 2026. However, Provisional Measure No. 1,303/2025 must still be reviewed and approved by the Chamber of Deputies and then by the Federal Senate. If approved by both houses of Congress, the text will be sent to the President for sanction, and only then will it become law. At this stage, it is not possible to determine when the measure will ultimately take effect.

As of the date of this annual report, we are unable to quantify the effects of the changes introduced by the foregoing tax reform initiatives or any other additional reforms, if approved. These changes may result in impacts for us that cannot be assessed yet. Accordingly, any increase in tax rates in Brazil, the creation of new taxes or the recognition of taxes that affect our operations may materially adversely affect us. Our results of operations and financial condition may decline if certain tax incentives are not retained or renewed. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be seriously harmed.

In addition, Brazilian government authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the recent economic downturn in Brazil. If these proposals are enacted, they may harm our profitability by increasing our tax burden, increasing our tax compliance costs, or otherwise adversely affecting our financial condition, results of operations and cash flows. Certain tax rules in Brazil, particularly at the local level, may change without notice. We may not always be aware of all such changes that affect our business, and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations and other obligations related to disclosure of certain information, which may result in additional tax assessments and penalties for our company.

Furthermore, we are subject to tax laws and regulations that may be interpreted differently by tax authorities and us. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions imposing the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and monitoring could have a material adverse effect on our business and financial results.

We are also subject to review of the interpretation of certain laws by the Brazilian Judiciary, which may have adverse tax consequences. For instance, in February 2023, the Brazilian Federal Supreme Court (Supremo Tribunal Federal), or the STF, by unanimous vote, concluded that favorable judicial decisions to taxpayers (res judicata) must be automatically annulled if, after such decisions were issued, the STF reaches a different understanding on the subject matter. For example, as a result of the decision, if previously a company obtained authorization from any court that certain activity is not subject to tax, such permission would automatically be annulled if and when the STF makes a contrary ruling that the activity is in fact subject to tax (no retroactive effects should apply to taxable events prior to the new ruling). Hence, if there is any type of reversal of pro-taxpayer decisions and case law in the Brazilian courts that affects our business, our financial and results of operations could be materially and adversely affected.

We may face restrictions and penalties under Brazilian consumer protection laws, including the CDC, and other legislation, including those governing the preservation of a debtors’ minimum subsistence income.

Brazil has strict consumer protection legislation, centered on the CDC, that is intended to safeguard consumer interests and that apply to all companies in Brazil that supply products or services to Brazilian consumers. These consumer protection provisions include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor), or “PROCONs,” which oversee consumer issues at the state and municipal levels. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (Secretaria Nacional do Consumidor), or

“SENACON.” Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through committing to cease or change business conduct deemed unlawful or abusive. Brazilian Public Prosecutor Offices may also commence investigations related to consumer rights violations and can enter into conduct adjustment agreements (Termos de Ajustamento de Conduta – TAC), typically with penalty clauses for non-compliance. Brazilian Public Prosecutor Offices may also file public civil actions against companies in violation of consumer rights, seeking compliance with consumer protection provisions and compensation for damages. To the extent consumers file proceedings relating to consumer rights against us in the future, we may face reduced revenue due to refunds and fines for non-compliance that could negatively impact our results of operations.

Moreover, Brazilian authorities have introduced and may further develop regulations to protect a debtor’s “minimum subsistence” (mínimo existencial). Under the CDC, as amended by Law No. 14,181/2021, and regulated by Decree No. 11,150/2022 (as amended), consumers have a right to preserve a basic level of income for essential living expenses in the context of preventing and addressing over-indebtedness. This means that highly indebted borrowers must be left with an amount of monthly income enabling them to cover their living expenses, income which cannot be available for a general debt repayment within court-supervised renegotiations or plans. If new legislation or regulatory actions expand these protections—for example, by raising the threshold or strictly enforcing it across all lending—our ability to originate new credit and enforce existing loans could be materially constrained. For example, we may be forced to limit or deny credit to lower-income applicants if loan repayments would leave them with less than the mandated subsistence income. Brazilian law encourages responsible lending practices that avoid pushing consumers into over-indebtedness, which, in practice, could shrink our addressable market and loan portfolio growth among vulnerable borrower segments or require changes to our credit risk models and lending criteria, potentially reducing revenue from interest and fees.

In addition, as rules on preserving a minimum level of income are applied in renegotiation and enforcement contexts, portions of certain customers’ incomes may be off-limits for debt repayment within court-approved plans. Courts or regulators could bar us from collecting loan installments that would cut a borrower’s post-payment income below the protected threshold. This would impair our ability to recover on outstanding loans, especially unsecured personal loans. We might be compelled to restructure or write off debts to comply with applicable rules, which could increase our credit losses and provisions. For example, new consumer rights to preserve subsistence income have already been invoked in debt renegotiation proceedings, requiring judges to adjust payment plans to preserve a specific standard of living for the debtor. The implementation and evolution of an existential-minimum framework also introduce uncertainty in contractual enforcement, given that the exact level and definition of subsistence income may evolve with regulatory changes or court challenges. As a result, we could face increased litigation from borrowers seeking relief by claiming that loan repayments infringe on their minimum livelihood needs, and until clear regulations and jurisprudence develop, we may encounter inconsistent interpretations by courts, leading to legal disputes over our collection practices.

Our governance processes, compliance policies and internal controls may not be sufficient to prevent regulatory penalties and reputational damage.

We have only recently become a publicly listed company, and our Class A common shares are publicly traded on the NYSE. As a result, we have limited experience operating as a public company. While we have begun implementing and enhancing a robust compliance, governance and internal control program designed to meet the requirements applicable to publicly listed companies, our systems, processes and controls are still being developed and may not yet be fully effective. Our compliance, governance, internal controls and other policies, which include those related to the review of internal controls over financial reporting, are in the process of being expanded beyond the minimum compliance, anti-bribery and anti-money laundering regulatory criteria applicable to our operations in Brazil, but may not yet be sufficient to ensure that we are able to fully comply with existing and future legal, regulatory, including applicable anti-corruption and antitrust laws, accounting and other corporate governance requirements and standards applicable to publicly listed companies. Accordingly, we, our direct or indirect subsidiaries, or other affiliates may be materially and adversely affected by violations of law, regulation, our code of conduct or anti-corruption policies, as well as instances of fraudulent behavior, corruption or anti-competitive practices committed by members of our management, employees, contractors or other agents, or those of our direct or indirect subsidiaries or other affiliates.

In particular, we cannot guarantee that our existing policies and processes, such as our governance and compliance programs as well as our internal controls, are sufficient to effectively avoid risks of illicit or irregular conduct and associated liability, which may subject us to, among other things, litigation, investigations, expenses, fines, administrative and criminal sanctions and penalties by different authorities (including arrests and the detention of our representatives, employees, contractors, or other collaborators), in addition to the loss of licenses, permits or other regulatory instruments necessary for our operations, search and apprehension, and damage to our image and reputation.

Failure to comply with the applicable rules and legislation may subject us, our subsidiaries, our affiliates, our employees, contractors, suppliers or other agents, to, among other things, litigation, investigations, expenses, fines, loss of operating licenses, reputation damage, preventive arrest warrants, coercive measures and other applicable sanctions, penalties and damage, each of which may materially and adversely affect our business, financial condition and results of operations.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be materially and adversely affected.

The preparation of financial statements in conformity with IFRS requires our management to make estimates and judgments about the future that affect the application of our accounting policies and the reported amounts of revenues, expenses, assets and liabilities and respective disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Item 5. Operating and Financial Review and Prospects—Operating Results—Significant Factors Affecting Our Results of Operations.” Our results of operations may be materially and adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common shares.

Our growth, asset quality and profitability, among others, may be materially and adversely affected by a slowdown in Brazil, as well as volatile macroeconomic and political conditions.

Volatile conditions in the global financial markets could have a material adverse effect on us, including on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and become unable to maintain certain liability maturities. Any such increase in capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.

In particular, we face, among others, the following risks related to a continuing economic downturn and volatile conditions:

•	Reduced demand for our products and services.
•	Increased regulation of our industry. Compliance with these regulations will continue to increase our costs and may affect the pricing for our products and services, increase our conduct and regulatory risks related to non-compliance and limit our ability to pursue business opportunities.
•	Inability of our borrowers to timely or fully comply with their existing obligations. Macroeconomic shocks may negatively impact the income of our customers, both retail and corporate, and may materially and adversely affect the recoverability of our loans, resulting in increased loan losses.

The process we use to estimate losses inherent in our credit exposure requires complex judgements, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may materially and adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.

The effectiveness of our credit risk management is affected by the quality and scope of information available in Brazil.

In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, certain publicly available customer credit information, information relating to credit contracted, which is provided by the Central Bank of Brazil and other sources. Due to limitations in the availability of information and the developing information infrastructure in Brazil, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, we cannot assure that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently our allowances for impairment losses may be materially adversely affected.

Our entry into new lines of business, such as the asset management industry, involves significant risks and uncertainties, and failure to manage these risks could materially and adversely affect our reputation, regulatory standing and future revenues.

We may face challenges in connection with the expansion of our products as well as our expansion into new lines of business and/or new geographic regions within or outside of Brazil, in which we may have limited or no experience and in which our business may not be well known. In particular, as we expand into new lines of business we may face challenges in addressing the learning curve associated with entering into a new line of business. Offering new products and services or offering existing products in new geographic regions may require substantial expenditures and takes considerable time, and we may not recover our investments in new markets in a timely manner or at all. For example, we may be unable to attract customers, fail to anticipate competitive conditions or fail to adapt and tailor our services to different markets.

More specifically, we are in the process of developing an asset management business, which we expect to initially complement our core operations. As this is a nascent and non-operational business line, there is no assurance that it will be successfully launched or that it will attract or retain clients. In addition, any future success of this initiative will depend on our ability to develop and offer high-quality products, ensure regulatory compliance, and build reliable operational infrastructure. Our ability to grow a sustainable asset management business may be materially and adversely affected by several factors, including lack of customer engagement, insufficient scale, high operating costs, platform or service reliability issues or broader market volatility.

Once operational, poor investment performance in our asset management business could result in client redemptions, lower assets under management, or AUM, and diminished revenues. Market declines, flawed investment strategies or errors in fund selection or design could lead investors to shift toward better-performing products offered by competitors or into lower-risk products, such as government debt. This could reduce our ability to grow or even maintain client AUM. As a result, we could face reduced management or performance fees, diminished market reputation, or even regulatory scrutiny.

In addition, the provision of investment services, especially to retail clients, entails risks related to potentially unsuitable investment recommendations, inadequate due diligence or disclosures, or flaws in customer suitability assessments. Realization of any of these risks could result in liability for client losses, regulatory sanctions or damage to our reputation. These risks may be heightened during periods of market stress or if our future services are offered through third-party platforms or independent financial advisors, where oversight may be more limited.

Moreover, when clients retain us to manage assets on their behalf, they specify certain guidelines regarding investment allocation and strategy that we are required to observe in the management of their portfolios. Our failure to comply with these guidelines and other limitations could result in clients terminating their investment management agreement with us and forcing an early redemption of their investments in our funds, as these investment agreements generally are terminable without cause, and/or permit our clients to force an early redemption of their investment without prior notice or on relatively short notice. Clients could also sue us for breach of contract and seek to recover damages from us. In addition, such guidelines may restrict our ability to pursue certain allocations and strategies on behalf of our clients that we believe are economically desirable, which could similarly result in losses to a client, early redemption of a client’s equity interest (quota), or termination of the asset management agreement and a corresponding reduction in AUM. Even if we comply with all applicable investment guidelines, a client may be dissatisfied with its investment performance or our services or fees, and may terminate their asset management agreements, redeem their equity interests (quotas) or be unwilling to commit new capital to our specialized funds or separate management accounts. Any of these events could cause our earnings to decline and materially and adversely affect our business, financial condition and results of operations.

We would also expect to depend on third-party custodians, administrators or prime brokers to settle and manage transactions in connection with any future investment products. In the event of the failure or insolvency of any such party, client assets may be unrecoverable in whole or in part, and we could face litigation risk, reputational harm, or heightened regulatory obligations. Any data quality issues, operational errors or failures in these third-party integrations, including in APIs used to track or process transactions, could further impair customer trust.

As investor and regulatory scrutiny over ESG and sustainability disclosures continues to intensify, we may also face pressure to define and monitor our investment criteria in line with evolving standards and stakeholder expectations. While we are not yet subject to the new disclosure obligations set out in recent CVM and Central Bank of Brazil regulations, any future asset management activities may require us to implement or report against international ESG frameworks. Failure to comply with these expectations—or perceived misalignment—could restrict our access to certain investor pools, increase compliance costs or harm our credibility in the market.

Given the early stage of our asset management business, the realization of any of the risks above (either alone or in combination) could prevent us from scaling this business, impair future revenue streams, and expose us to reputational and regulatory risks, any of which could materially and adversely affect our business and financial condition.

We have significant exposure to the debt of the Brazilian government.

Like other Brazilian banks, we invest in bonds issued by the Brazilian government. As of the date of this annual report, a significant portion of our assets and portfolio of bonds comprised bonds issued by the Brazilian government. Any failure by the Brazilian government to pay these bonds on a timely manner or a significant decrease in the trading price of these bonds could materially and adversely affect us. Moreover, a significant decrease in the trading price of these bonds may require us to reduce their market value in our books, which could materially and adversely affect us.

Defaults by other financial institutions may materially and adversely affect the financial markets in general and us.

The financial soundness of a number of financial institutions may be closely interrelated as a result of credit, negotiation, settlement or other transactions among financial institutions. Accordingly, concerns regarding default or an actual default of one financial institution could cause significant liquidity problems, losses and/or defaults by other financial institutions. This systemic risk may materially and adversely affect financial intermediaries, including clearing agencies, clearing houses, banks, securities companies and stock markets, with which we interact daily, and us directly.

Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of economic instability. In such circumstances, our valuation methodologies require us to make assumptions, judgements and estimates in order to establish fair value, and reliable assumptions are difficult to make and are inherently uncertain and valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on our operating results, financial condition and prospects.

If we fail to develop and maintain our brand, or if our marketing efforts do not resonate with our target audience, our ability to acquire new consumers or retain our existing consumers could be materially and adversely affected and our business could suffer.

We believe our brand has contributed significantly to the historical success of our business. Maintaining, protecting and enhancing our brand is critical to expanding our consumer base a, as well as increasing engagement with our products and services. Our success in this regard will depend largely on our ability to remain – or, in markets into which we expand, become – widely known, gain and maintain our consumers’ trust, and provide reliable, high-quality and secure products that continue to meet the needs of our consumers at competitive prices, as well as the effectiveness of our marketing efforts and our ability to differentiate our products from those of our competitors.

We believe that maintaining and promoting our brand in a cost-effective manner is critical to achieving widespread acceptance of our products and to expand our consumer base. Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable and innovative products, which we may not do successfully. Our brand promotion activities may not generate consumer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in promoting our brand. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, we would lose significant market share and our business would be materially and adversely affected. Further, our success in the introduction and promotion of new products, as well as the promotion of existing products, may be partly dependent on our visibility on third-party advertising platforms. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the introduction and promotion of our products and our brand more expensive or more difficult. If we are unable to market and promote our brand on third-party platforms effectively, our ability to acquire new consumers would be materially harmed, which would materially and adversely affect our business, financial condition and results of operations.

In addition, the effectiveness of our brand strategy depends on our ability to design and execute marketing campaigns that resonate with our predominantly low-to-middle income customer base. Campaigns that are poorly targeted, perceived as insensitive or misaligned with customer expectations may damage our brand and reduce customer engagement. Excessive or repetitive outreach to the same audience may also lead to brand fatigue, which would impair the performance of our market campaigns and materially and adversely affect the impact of our messaging. If our marketing efforts fail to reflect the financial realities, tone or needs of our target consumers, we may lose credibility and trust, which could materially and adversely affect our reputation, customer acquisition and retention and our overall business performance.

We and our customers have been and could in the future be the target of attempted cyberattacks and other internet-based scams, which may materially and adversely affect our business and day-to-day operations.

We face various cybersecurity risks, including but not limited to penetration of our information technology systems and platforms by ill-intentioned third parties, infiltration of malware (such as computer viruses) into our systems, contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, unauthorized access to confidential customer and/or proprietary data by persons inside or outside our organization and cyberattacks causing systems degradation or service unavailability that may result in business losses.

We continuously monitor and develop our networks and information technology infrastructure. We also conduct annual tests to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have an impact on our security. However, we cannot guarantee that these measures will be effective in protecting us against cyberattacks and other breaches related to our information technology systems. Techniques used to gain unauthorized, improper or illegal access to our systems, our data or our customers’ data, to disable or degrade service, or to sabotage systems, due to constant evolution, can be difficult to detect quickly and are often not known until used on a target. Unauthorized parties attempt to gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, or attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems to disclose usernames, passwords, financial information or other sensitive information, which may in turn be used to access our information technology systems. Certain efforts by third parties to access our information technology systems may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. We have seen in recent years computer systems of businesses and organizations being targeted not only by cybercriminals, but also by rogue activists and states.

Cyberattacks can cause the loss of significant amounts of customer data and other confidential information, as well as significant levels of liquid assets (including cash). In addition, cyberattacks could cause the shutdown of our information technology systems, including systems used to service our customers. We may also be subject to the effects of cyberattacks against critical infrastructure in the countries in which we operate, and we have limited ability to protect our technology systems against such attacks.

Technology and related business and regulatory requirements continue to change rapidly. Failure to update or replace legacy systems to address these changes could result in increased costs, including remediation costs, system downtime, third party litigation, regulatory actions or cyber security vulnerabilities which could have a material adverse effect on our business. If we fail to effectively manage our cybersecurity risk, for example, by failing to update our systems and processes in response to new threats, this could harm our reputation and materially and adversely affect our results of operations, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or the loss of assets. Furthermore, upon a failure to comply with applicable laws and regulations, we may be ordered to change our business practices, policies or systems in a manner that adversely impacts our results of operations. Moreover, critical infrastructures that our information technology systems rely on in the countries in which we operate may be the target of cyberattacks, which could negatively affect our ability to service our customers.

Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated businesses, and it may be difficult to integrate businesses into our information technology environment and security program.

We cannot assure you that our information technology systems will not be attacked in the future and that we will be able to adequately protect the confidential information we maintain. If we are the victim of cyberattacks or experience cybersecurity incidents in the future, we could incur substantial costs and suffer other negative consequences, such as remediation costs (liabilities for stolen assets or information or repairs of system damage, among others), increased cybersecurity protection costs, lost revenue from unauthorized use of proprietary information or the failure to retain or attract customers after an attack, as mentioned above, litigation and legal risks, increased insurance, reputational damage, adversely affecting the trust of our customers and investors, as well as damage to our competitiveness, stock price and long-term shareholder value. Because we do not maintain cybersecurity insurance coverage, we would be required to bear the costs of responding to and remediating any such event directly, which could increase the severity of any related losses.

Moreover, we and our customers may be subject to potential fraud and theft by cybercriminals, who are becoming increasingly sophisticated, seeking to gain unauthorized access to or exploit weaknesses that may exist in our systems. As a result, we are exposed to risks related to scams, phishing attempts, and other forms of fraudulent manipulation that target our customers directly. These incidents often involve bad actors impersonating our representatives or exploiting weaknesses in third-party channels to trick customers into sharing sensitive information or authorizing transactions. Although such fraud frequently occurs outside our systems and without any security breach on our part, affected customers may nonetheless seek reimbursement from us, claim indemnification through consumer protection channels or file complaints with Brazilian regulators and customer protection agencies and organizations. This has become a widespread issue in the Brazilian financial services industry and can expose us to financial liability, reputational harm and increased regulatory scrutiny, especially in cases involving vulnerable or low-income consumers. We may also be required to dedicate additional resources to fraud monitoring, customer support and compliance defenses, all of which can impact our results of operations and financial condition.

Finally, we depend not only on our internal cybersecurity systems, but also on third-party technology providers that facilitate our connection to the Central Bank of Brazil’s settlement system and other essential infrastructure. For example, in June 2025, a cyberattack against a key software provider for smaller banks and fintechs led to the unauthorized transfer of approximately R$500 million from reserve accounts of at least six institutions via the PIX/SPI before the Central Bank of Brazil suspended access to this provider’s platform. Although no end-customer funds were affected, participating institutions experienced operational disruption, emergency action to reroute payments and heightened scrutiny from regulators and law enforcement. An incident of this scope involving a third-

party provider of ours could severely impact our payment operations, trigger emergency interventions by the Central Bank of Brazil, require significant remediation efforts and potentially cause reputational damage, regulatory penalties or financial loss. Moreover, such events may prompt intensified regulatory oversight of third-party dependencies and require us to invest significant amounts in enhanced vendor due diligence and contingency capabilities, which would adversely affect our operational costs and complexity and as a result materially and adversely affect our results of operations and financial condition.

Any failure, malfunction or error of our information technology systems could materially and adversely affect our day-to-day operations, our results of operations and make us more susceptible to cyber threats.

We depend on information technology systems for significant elements of our operations, including the storage of data and retrieval of critical business information. Our information technology systems are subject to failures and performance issues due to software defects, programming errors, misconfigurations, integration problems, hardware faults or user error. They are also vulnerable to damage or interruption from a variety of sources, including power outages, telecommunications failures, system overloads, malicious acts and natural disasters. Moreover, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Failures or significant disruptions to our information technology systems or those used by our third-party service providers could prevent us from conducting our business operations. Any disruption or loss of information technology systems on which critical aspects of our operations depend could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, we store highly confidential information on our information technology systems, including information related to our products. If our servers or the servers of the third party on which our data is stored are attacked by a physical or electronic break-in, computer virus or other malicious human action, our confidential information could be stolen or destroyed. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our suppliers, customers, or others, whether by us or a third party, may (i) subject us to civil and criminal penalties, (ii) adversely impact our reputation and (iii) expose us to liability to our suppliers, customers, other third parties or governmental authorities, among others. Any such developments may materially and adversely affect our business, financial condition and results of operations.

In addition, any failure of our information technology systems to operate effectively or integrate with other systems, or inadequate performance of, or breaches of security regarding, such systems could result in interruptions in the availability of our online resources, delays in delivering products or services and reduced efficiency in our operations. Each of these factors may materially and adversely affect our businesses as well as their financial condition, results of operations and reputation. We also hold certain highly confidential personal and financial data relating to our customers in our information technology systems. Any failures in the information technology systems on which we depend or any breaches resulting in the unauthorized disclosure of the personal or financial data of our customers may materially adversely affect our business, financial condition, results of operations and reputation.

Finally, as we increasingly rely on automated processes to manage client interactions (such as sending personalized communications, calculating customer benefits or scheduling key account activities), errors in system logic, configuration bugs or faulty data inputs can lead to inaccurate or mistimed actions. For example, customers may receive messages with incorrect names, invalid benefits or misleading dates. Such mistakes, even if unintentional, can result in confusion, erode customer trust, increase the volume of complaints and generate negative attention on social media or public complaint platforms. These outcomes may expose us to reputational damage and regulatory scrutiny, and ultimately have a material adverse effect on our business, financial condition and results of operations.

If we cannot make the necessary investments to keep pace with our growth or rapid developments and changes in our industry, the use of our services could decline, reducing our revenues.

The financial services market in which we compete is subject to rapid and significant changes. This market is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing client needs and the entrance of nontraditional competitors. In order to remain competitive and maintain and enhance customer experience and the quality of our services, we must continuously invest in projects to develop new products and features. In addition, we must constantly review and evolve our infrastructure to ensure that it remains current, scalable and capable of supporting the levels of performance and availability expected in a highly complex and demanding market such as the financial sector. These development and infrastructure initiatives carry risks, such as cost overruns, delays in delivery, performance problems and lack of client adoption. There can be no assurance that we will have the funds available to maintain the levels of investment required to support our projects and infrastructure. Any delay in the delivery of new services, failure to adapt our infrastructure, or failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to our clients.

In addition, the services we deliver are designed to process highly complex transactions and provide reports and other information concerning those transactions, all at high volumes and processing speeds. Any failure to deliver an effective and secure service, or any performance issue that arises with a new service, could result in significant processing or reporting errors or other losses. As a result of these factors, our development efforts could result in increased costs and/or we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our clients or do not perform as anticipated. We also rely in part, and may in the future rely in part, on third parties for the development of, and access to, new technologies. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards. We cannot predict the effects of technological changes on our business. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost-effective basis, our business, financial condition and results of operations could be materially adversely affected.

Furthermore, our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies and services that provide improved functionality and features to their existing service offerings. If successful, their development efforts could render our services less desirable to clients, resulting in the loss of clients or a reduction in the fees we could generate from our service offerings.

We may be materially and adversely affected if there are any changes to our debit and partnership arrangements with other financial institutions.

We have entered into debit agreements (convênios de débitos) with certain financial institutions pursuant to which we are authorized to collect amounts due from personal loans of our customers directly from funds deposited in checking accounts held by customers with these financial institutions. In addition to the debit agreement, our customers must authorize the repayment of the loan installments through their existing checking accounts by (i) executing a form agreement with us at the time they contract the personal loan or (ii) electronically authorizing the financial institution where they have a checking account to deduct the amounts to repay the loan installments. Accordingly, we may be materially and adversely affected if the Central Bank of Brazil or other governmental agencies, or the financial institutions with which we have entered into debit agreements, change their collection rules applicable to the repayment of loans through debits in checking accounts.

In addition, we partner with financial institutions to facilitate the disbursement of certain government benefits to beneficiaries who do not bank with us. Through these arrangements, we gain access to a pool of INSS beneficiaries for whom we serve as a payment agent. If these agreements were to be terminated, suspended, modified or limited, or if we were to otherwise lose access to that pool of beneficiaries, we would no longer be able to service those benefit payments or capitalize on the related customer relationships. Losing this channel could significantly reduce our customer base and growth opportunities in that segment. Any termination or adverse change in these third-party agreements, whether for loan collections or benefit disbursements, could have a material adverse effect on our business, results of operations and financial condition.

We utilize AI, which could expose us to liability or materially and adversely affect our business.

We utilize, and are continuing to explore further uses of, AI in connection with our business, products and services, including AI designed to improve our customers’ experience, conduct marketing campaigns, manage internal processes, conduct data analysis and reduce operational risk. However, regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, privacy, data protection, cybersecurity, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. AI is the subject of ongoing review by various governmental and regulatory agencies around the world, and various jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity and data protection laws and regulations to AI or are considering legal frameworks for AI.

In addition, AI regulation was approved by the Brazilian Senate in 2024 by means of the Bill of Law No. 2,338/2023, which seeks to establish general national standards for the development, implementation, and responsible use of AI systems in Brazil. This bill, which is currently under discussion in the Brazilian House of Representatives and, if approved, will be submitted for presidential approval or veto, would seek to introduce potential compliance requirements, liability standards, or usage restrictions that could directly affect our operations. If approved by the Brazilian House of Representatives and thereafter enacted into law, Bill of Law No. 2,338/2023 may impose additional compliance burdens, establish liability frameworks, or mandate specific transparency and accountability measures for our use of AI systems.

We may not be able to anticipate how to respond to these rapidly evolving laws and regulations, and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal and regulatory frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal or regulatory risks that may arise relating to the use of AI. If laws and regulations relating to AI are implemented, interpreted or applied in a manner inconsistent with our current practices or policies, such laws and regulations may materially and adversely affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes or result in increased compliance costs and potential increases in civil claims against us, any of which could materially and adversely affect our operating results, financial condition and prospects.

Moreover, there are significant risks involved in utilizing AI, and no assurance can be provided that our use will enhance our products or services or produce the intended results. For example, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias or contain other errors or inadequacies, any of which may not be easily detectable; AI has been known to produce false inferences or outputs; and reliance on inaccurate or misleading information generated by AI could lead to poor decision-making or operational errors. In addition, AI may subject us to new or heightened legal, regulatory, ethical or other challenges; AI may involve inappropriate or controversial data practices by developers and end-users, or other factors materially and adversely affecting public opinion of AI, any of which could impair the acceptance of AI solutions, including those incorporated into our products and services. If the AI solutions that we create or use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. Further, there can be no assurance that our use of AI will be successful in reducing our operational risk or increasing our operational efficiencies or otherwise result in our intended outcomes.

Additionally, if any of our employees, contractors, vendors or service providers use any third-party AI-powered solutions in connection with our business, it may lead to the inadvertent disclosure or incorporation of our proprietary, confidential, sensitive or personal information into publicly available or third-party training sets which may adversely impact our ability to realize the benefit of our intellectual property or proprietary, confidential, sensitive or personal information, harming our competitive position and business. If we do not have sufficient rights to use the data or other material or content on which our AI solutions or other AI tools we use rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party.

We may not effectively manage risks associated with the replacement of benchmark indices.

Interest rate, equity, foreign exchange rate and other types of indices, which are deemed to be “benchmarks” are the subject of increased regulatory scrutiny. Any reforms to such benchmarks can cause them to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated, which introduces a number of risks for us. These risks include (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (iii) business risk that the revenues of products linked to the Secured Overnight Financing Rate, or SOFR, may decrease; (iv) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (v) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; and (vi) conduct risks arising from the potential impact of communication with customers and engagement during the transition period. The replacement benchmarks and their transition path have been defined, but the mechanisms for implementation are under development. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our holding company structure makes us dependent on the operations of our subsidiaries.

As a holding company, our corporate purpose is to invest, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, where all of our operations are located. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations of and, in turn, payments, dividends and distributions from, our subsidiaries for funds to pay our operating and other expenses and to pay future cash payments, dividends or distributions, if any, to holders of our Class A common shares. In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our Class A common shares could be restricted under financing arrangements that we or our subsidiaries may enter into in the future, and such subsidiaries may be required to obtain the prior approval of lenders to make such payments to us. Furthermore, we may be materially and adversely affected if the Brazilian government imposes legal restrictions on, or changes the tax laws applicable to, any payments, dividends or distributions by our Brazilian subsidiaries, and in any event exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. The payments, dividends and distributions from our subsidiaries to us also may be materially and adversely affected by changes in tax law by the Brazilian government.

For purposes of prudential regulation and supervision, the Central Bank of Brazil may treat us and our subsidiaries as a single financial institution which may expose us to an increased risk of liquidation or intervention.

We operate in a number of sectors related to credit and financial services through our subsidiaries. For purposes of regulation and supervision, the Central Bank of Brazil may treat us and our subsidiaries as a single financial institution. The activities of each of our subsidiaries may indirectly expose our capital base to risks. An investigation or intervention by the Central Bank of Brazil, especially regarding the activities of any of our subsidiaries, may materially and adversely affect our other subsidiaries and us, as a whole.

In the event of financial distress, failure to meet obligations or serious regulatory violations, the Central Bank of Brazil has broad powers to require corrective measures from us. These may include requiring our controlling shareholders to inject capital, reorganize the corporate structure, transfer control or implement recovery plans. In more severe cases, the Central Bank of Brazil may initiate intervention or liquidation proceedings, including the forced transfer of management or assets, which may negatively impact the rights and interests of our shareholders. If we and/or any of our financial subsidiaries become insolvent and the Central Bank of Brazil does not conduct the liquidation or intervention process on a combined basis, our lenders will not be entitled to a direct claim over the assets of our financial subsidiaries, and the lenders of our financial subsidiaries will not be entitled to a claim over our assets or the assets of our other subsidiaries that are not their direct borrowers. The lenders of our financial subsidiaries have priority over our lenders with regard to the assets of our financial subsidiaries. The Central Bank of Brazil also has the authority to conduct other corporate reorganizations or transfers of control in case of an intervention or liquidation process. All these factors may materially and adversely affect our shareholders.

We are subject to regulatory activity and antitrust litigation under competition laws.

We are subject to scrutiny from governmental agencies under competition laws in Brazil. Brazil provides private rights of action for competitors or consumers to assert claims of anticompetitive conduct pursuant to which companies or governmental agencies may allege that our actions violate antitrust or competition laws, or otherwise constitute unfair competition. Contractual agreements with buyers, sellers or other companies could give rise to regulatory action or antitrust investigations or litigation. In addition, our unilateral business practices could give rise to regulatory action or antitrust investigations or litigation. Some regulators may perceive our business to have such significant market power that otherwise uncontroversial business practices could be deemed anticompetitive. Any such claims and investigations, even if they are unfounded, may be expensive to defend, involve negative publicity and substantial diversion of management time and effort, and could result in significant judgments against us and harm to our business.

Our business is subject to a number of laws and regulations in Brazil governing data privacy and security.

In the ordinary course of business, we collect, store, and transmit information, including personal information, in relation to our current, past or potential customers, business partners, employees and contractors. We therefore face particular privacy, data security and data protection risks in connection with requirements of certain laws, rules and regulations, including Brazilian Law No. 13,709/2018, or the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais), or the LGPD.

The LGPD, which came into force on September 18, 2020, regulates the processing of personal data in Brazil. It applies to any processing activities conducted by any natural person or legal entity, public or private, regardless of the processing method, the country or location of the entity’s headquarters, or the data’s location, provided that the activity: (i) is carried out in Brazil; (ii) is aimed at offering or providing goods or services in Brazil or to individuals located in Brazil; or (iii) involves personal data collected in Brazil. This comprehensive regulatory framework impacts all sectors of the economy and establishes, among other measures, protection rights for the data subjects. The processing of personal data is permitted only when there is a valid legal basis to justify the processing. Nonetheless, the LGPD provides for obligations and requirements related to information security incidents, such as personal data breach and international transfer of personal data, as well as sanctions for non-compliance. In addition, the LGPD authorized the creation of the National Data Protection Agency (AgênciaNacional de Proteção de Dados, or the ANPD), which exercises a triple role of (i) investigation, comprising the power to issue standards and procedures, deliberate on the interpretation of the LGPD and request information from data controllers and processors; (ii) sanctioning, in cases of non-compliance with the law, through administrative proceedings; and (iii) education, with the responsibility of disseminating information and promoting knowledge of the LGPD and security measures, promoting standards of services and products that facilitate data control and preparing studies on national and international practices for the protection of personal data and privacy, among others.

The administrative sanctions provided for in the LGPD (articles 52, 53 and 54) came into effect on August 1, 2021, under Law no. 14,010/2020; and were later developed on Resolution CD/ANPD No. 1/2021 and Resolution CD/ANPD No. 4/2023. Non-compliance with the LGPD may expose us to the following sanctions, either individually or cumulatively: (i) a warning, with an indication of the deadline for adopting corrective measures; (ii) fines of up to 2% of the revenue of our group’s last fiscal year, excluding taxes, up to an overall amount of R$50 million per violation; (iii) daily fines up to the limit referred to in the previous item; (iv) an offense disclosure obligation; (v) temporary blocking and/or deletion of personal data; (vi) partial suspension of the database to which the infraction relates for a period of up to six months, extendable for the same period, until the personal data processing is regularized; (vii) suspension of the exercise of the personal data processing activity to which the infraction relates for a period of up to six months, extendable for the same period; and (viii) partial or total prohibition from exercising activities related to data processing. In addition, other authorities in Brazil may initiate investigations, complaints or administrative or legal actions based on violations of the LGPD. Moreover, individuals and non-governmental or private associations can also initiate complaints and administrative or legal actions based on violations of the LGPD that have caused or may cause harm to individuals. Such claims may result in compensations and fines. Therefore, failures in the protection of personal data processed by us, or non-compliance with the applicable legislation or regulation, may result in severe fines, mandatory incident disclosure, elimination of personal data from our databases, and even suspension of activities. These outcomes could result in costs that may have an adverse effect on our reputation, results of operations and the value of our common shares.

Security incidents can result in misappropriation of our information and/or our customers’ information or affect our servers or operations, which can materially and adversely affect us. In the event of a security incident in our systems that results in leakage, misappropriation, loss or unauthorized access to personal data, deletion or modification of information about our customers, service blocking or other interruption of business operations, we may be subject to (i) the abovementioned penalties, (ii) damage to our reputation causing us to lose existing or potential customers and strategic partnerships and (iii) adverse effects on our business, impacting our operating and financial results. Any loss of intellectual property, trade secrets or other sensitive business information or the interruption of our operations may materially and adversely affect our financial results and our reputation.

The scope of data privacy and security laws, rules and regulations continues to evolve, and we believe that the adoption of increasingly restrictive regulations in this area may be likely. Compliance with data privacy and security restrictions could increase the cost of our operations and failure to comply with such restrictions could subject us to criminal and civil sanctions as well as other penalties. If we are unable to meet these evolving legal requirements or if we violate or are perceived to have violated any laws, rules, regulations or other obligations relating to privacy, data protection or information security, we may harm our reputation and become subject to investigations, claims and other remedies that would expose us to significant fines, penalties, and other damages, all of which would harm our business.

Changes to existing laws and regulations governing financial institutions in Brazil or the enactment of new laws and regulations may materially and adversely affect us.

Our business and operations are subject to increasingly significant rules and regulations set by the Central Bank of Brazil, the CVM and the CMN, which are required to conduct banking and financial services business. These apply to business operations, affect financial returns, and include reserve and reporting requirements and conduct-of-business regulations. We exercise no control over government regulations, which govern all aspects of our operations, including:

•	minimum capital requirements;
•	compulsory deposits and reserve requirements;
•	limits on investments in property and equipment;
•	limits on loans and other credit restrictions;
•	the allocation of certain credit transactions, including real estate credit transactions and rural credit transactions;
•	accounting and statistical requirements;
•	minimum coverage;
•	mandatory provisions;
•	limits and other restrictions on prices;
•	limits on the amount of interest that we may charge and period for capitalization of interest;
•	limits on fees related to our services;
•	payroll loans;
•	client relationships;
•	anti–money laundering and counter-terrorism financing, or AML/CTF, policies, procedures, and internal controls;
•	requirements to engage data processing and storage services and cloud computing services; and
•	intervention, liquidation and/or adoption of a temporary special administration regime.

The regulatory structure which governs banks operating in Brazil is constantly evolving. Existing laws and regulations, as well as their enforcement and interpretation, may change and new laws and regulations may be adopted. These changes may materially and adversely affect us.

The Brazilian government has historically enacted regulations that affect financial institutions in an attempt to implement its economic policies. The purpose of these regulations is generally to control the availability of credit and decrease or increase consumption in Brazil. These changes may adversely affect us. The regulations issued by the Central Bank of Brazil are not subject to legislative approval and may be brought into force in a very short period of time, suddenly and unexpectedly adversely affecting our operations.

Moreover, we cannot assure you that we will have sufficient funds or available resources in the future for our capitalization and, as a result, we may be unable to fulfill the capital requirements imposed by the CMN and the

Central Bank of Brazil. Any inadequacy related to the applicable minimum capital rules may adversely affect us, our ability to distribute dividends and interest on shareholders’ equity to our shareholders and our ability to continue as a going concern. The Central Bank of Brazil may impose penalties related to capital inadequacy, including fines, suspension of members of management and even the cancellation of our authorization to operate, which could materially and adversely affect us.

We may be materially and adversely affected by unfavorable outcomes in pending legal proceedings or our inability to post judicial collateral or provide guarantees in pending legal or administrative proceedings.

We are, and may in future become, involved in investigations, inquiries, and judicial, administrative, or arbitration proceedings in the tax, civil, criminal, competition, consumer protection, environmental, and labor spheres. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” As of December 31, 2025, we had recorded a provision for legal proceedings totaling R$310.3 million (R$301.9 million as of December 31, 2024) in which we deem the risk of loss as probable. Litigation is inherently unpredictable, and we cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities or resulting from entering into settlements, which would materially and adversely impact our business, financial condition and results of operations. Litigation may also expose us to negative publicity, which could materially and adversely affect our reputation.

In addition, one or more members of our management may in future become, involved in investigations, inquiries, and judicial, administrative, or arbitration proceedings in the tax, civil, criminal, competition, environmental, and labor spheres. Unfavorable decisions in criminal or other proceedings involving members of our management or our controlling shareholder may have a material adverse effect on us. In the event of a final non-appealable conviction, one or more of these officers may be barred from holding executive positions within the Company, and depending on the development of the proceedings, our reputation in the opinion of our customers, suppliers and investors may be materially adversely affected.

Furthermore, we cannot assure you that any person directly or indirectly linked to us or our subsidiaries, including shareholders, employees, directors, advisors, suppliers, service providers or subcontractors, will not become involved in legal proceedings, arbitration, investigations, or police inquiries, or become the subject of administrative sanctions from regulatory bodies and state and municipal health agencies, among others. Additionally, there may be media coverage of these proceedings, which could negatively impact our image and reputation with customers, suppliers, and investors.

Moreover, we may not have sufficient funds to post collateral or provide guarantees in judicial or administrative proceedings involving substantial amounts. Even if we do not post such collateral or provide guarantees, we will be liable for paying any amounts due pursuant to any unfavorable outcomes in legal proceedings. We cannot assure you that, if we cannot make such payments, our assets, including financial assets, will not be attached or that we will be able to obtain tax good-standing certificates, all of which may have a material adverse effect on our business, financial condition and results of operations.

Finally, we face a wave of vexatious litigation from lawyers and claimants who file mass, often baseless lawsuits to extract settlements from us. Many plaintiffs invoke fee waivers due to claimed poverty (justiça gratuíta), which means that even if we prevail in court, they are exempted from paying our legal fees and court costs. This results in us bearing all defense expenses, including attorney fees, without reimbursement. The practice has particularly targeted banks and financial institutions in Brazil with generic claims in hopes of settlements, forcing us to divert resources to legal defense rather than productive uses. The financial impact of defending numerous small claims can be substantial—even successful defenses still incur court fees, lawyer hours and administrative overhead, and since most of these plaintiffs are deemed unable to pay, the court-awarded attorney fees remain uncollected. Additionally, the sheer volume of cases in vexatious litigation strains our legal team and could distract management. In the long run, this phenomenon may pressure us to settle even meritless claims simply to avoid legal costs, potentially encouraging more such lawsuits and resulting a material adverse effect on our results of operations and financial condition.

We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

We operate in a number of credit and financial-services-related sectors through entities under our control. For certain purposes related to regulation and supervision, the Central Bank of Brazil treats us and our subsidiaries and affiliates as a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank of Brazil, particularly in the activities carried out by any of our subsidiaries and affiliates, could have a material adverse impact on our other subsidiaries and affiliates and, ultimately, on us. If we or any of our financial subsidiaries become insolvent, the Central Bank of Brazil may impose resolution measures on a consolidated basis rather than for each individual entity. In the event of an intervention or a liquidation process scenario, our creditors would have claims to our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Central Bank of Brazil carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Central Bank of Brazil also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process.

We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations.

We operate in a jurisdiction with elevated exposure to corruption and financial-crime risks and are subject to a comprehensive set of anti-corruption, anti-bribery, anti-terrorism and anti-money laundering laws and regulations. These include, without limitation: Brazilian Federal Law No. 12,846/2013, or the Anti-Corruption Law, as regulated by Federal Decree No. 11,129/2022; Brazilian Federal Law No. 8,429/1992, or the Administrative Improbity Law, as amended by Law No. 14,230/2021); Brazilian Federal Law No. 7,492/1986, or the White-Collar Crime Law; Brazilian Federal Law No. 14,133/2021, or the Public Procurement and Administrative Contracts Law; and Brazilian Federal Law 9,613/1998, or the Brazilian Anti-Money Laundering Law. We are also subject to the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, and to applicable laws and regulations of the European Union.

We maintain contractual relationships with public entities in Brazil, such as the INSS and Dataprev. These relationships expose us to heightened compliance risks under the Anti-Corruption Law and the FCPA, particularly in light of the administrative, civil and criminal liability frameworks that may apply to companies that benefit from corrupt acts, including those carried out by third parties and irrespective of our knowledge or authorization, as further detailed in “Item 4. Information on the Company—B. Business overview—Regulatory Overview.” Public-sector contracts are subject to significant regulatory oversight, and any irregularities in the bidding, negotiation, execution, or supervision of such contracts may trigger investigations by law enforcement authorities, in Brazil or abroad.

In addition, shifts in the political environment, amendments to procurement regulations, or changes in governmental enforcement priorities may impose additional compliance burdens, alter the interpretation of existing obligations, or increase the risk of retroactive liability. Any failure to maintain and enforce effective internal controls and compliance procedures governing our interactions with public officials and entities could result in severe consequences, including substantial fines, disgorgement of profits, suspension or termination of public contracts, restrictions on our ability to participate in public procurement processes, and significant reputational damage.

Our ability to comply with evolving legal and regulatory requirements related to AML/CTF and anti-corruption matters depends on continuously enhancing our detection and reporting mechanisms, reducing potential gaps in our internal controls, and strengthening our oversight capabilities. The increasing use of emerging technologies (including blockchain-based products, digital assets and other forms of decentralized or anonymized transaction channels) may limit our ability to effectively monitor activity in our platform and detect potential violations of applicable laws. Existing illicit-activity risks cannot be fully eliminated, and there may be instances in which third parties misuse our platform for unlawful or inappropriate purposes despite our controls. In addition, our compliance with AML/CTF, anti-fraud, and other regulatory obligations relies heavily on advanced automated systems and technology-driven monitoring tools, which may experience failures, errors, delays or other performance limitations.

Any such limitations could impair our capacity to identify and report suspicious activity in a timely manner and could expose us to regulatory, financial, and operational risks.

While we have developed and implemented policies and procedures designed to prevent violations of applicable anti-corruption, anti-bribery, anti-terrorism and anti-money laundering laws, such measures may not be effective in all circumstances in preventing misconduct by our management, employees, directors, officers or third parties acting on our behalf – particularly in light of the increasing scrutiny of financial crime in Brazil. For example, in August 2025, Brazilian state and federal authorities executed a large multi-agency operation targeting alleged money-laundering schemes that, according to public statements, used fuel-sector companies, investment funds as well as fintech and payment institutions as channels for transferring illicit funds. Following these initial investigative actions, the Brazilian government publicly signaled more stringent reporting obligations and enhanced supervisory expectations for fintechs, which we believe may lead to increased inspections, new or reinterpreted regulatory requirements and higher compliance costs for us and other digital financial services providers. As such, monitoring compliance with anti-money laundering, anti-terrorism, and anti-corruption and sanctions laws requires substantial technical capabilities and imposes, and will continue to impose, significant operational and financial burdens. Any violation or perceived violation of these laws and regulations could result in criminal liability, administrative or civil proceedings, substantial fines and penalties, loss of key banking and commercial relationships, forfeiture of assets, and significant reputational damage.

The Anti-Corruption Law and the FCPA impose liability against companies that engage in bribery of government officials, either directly or through intermediaries. Brazilian Anticorruption Laws provide for the strict liability of companies and their legal successors that engage in corruption. Furthermore, the Anti-Corruption Law provides for the joint and several liability of companies belonging to the same business conglomerate. Companies may also be held liable for corruption related offenses committed by third parties, especially if they benefited from the transactions. There is no intent or knowledge requirement for strict liability offences and therefore we could be held liable for wrongful acts even if we were not aware of them. Liability arising from violations of the Anti-Corruption Law may result in severe penalties, both in the administrative and judicial spheres, including large fines, disgorgement of profits and the publication of the conviction in large scale media outlets. In addition, individuals involved in wrongful conduct may be exposed to civil, administrative, and criminal liability. In this context, we must continually update, strengthen and enforce our internal controls to prevent, detect and address fraud, corruption, money laundering, and other irregularities, in order to mitigate potential judicial and administrative liability. Compliance failures – or perceived failures – as well as costs associated with fines, enforcement actions, or changes in regulatory or supervisory expectations may adversely affect our operations. Moreover, new or more stringent compliance obligations, or changes to existing requirements, could impose significant additional costs on us and may limit our ability to grow or to conduct certain activities.

Misconduct of our directors, officers, employees, consultants, affiliates or third-party service providers could harm us by impairing our ability to attract and retain customers and subjecting us to legal liability and reputational harm.

Our directors, officers, employees, consultants and third-party service providers could engage in misconduct that adversely affects our business. We are subject to a number of obligations and standards arising from our business and the violation of these obligations and standards by any of our directors, officers, employees, consultants, affiliates or third- party service providers could adversely affect our customers and us. If our directors, officers, employees, consultants, affiliates or third-party service providers were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial condition or business relationships. Detecting or deterring employee misconduct is not always possible, and the precautions we take to detect and prevent this activity may not be effective in all cases. If one of our employees or consultants were to engage in misconduct or were to be accused of such misconduct, our business and our reputation could be adversely affected.

In recent years, regulatory authorities across various jurisdictions, including Brazil and the United States, have increasingly focused on enhancing and enforcing anti-bribery laws, such as the Clean Company Act and the Foreign Corrupt Practices Act, or FCPA. While we have developed and implemented policies and procedures designed to ensure compliance by us and our personnel with such laws, such policies and procedures may not be effective in all instances. Any determination that we have violated the Clean Company Act (which establishes in Brazil the strict administrative and civil liability of legal entities for the practice of harmful acts committed in their interest or benefit against the government, domestic or foreign), the FCPA, or other applicable anti-corruption laws could subject us to, among other things, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our reputation, business, financial condition, results of operations or the market value of our shares.

We depend on third-party service providers, suppliers and technology platforms to conduct our operations, and regulatory requirements applicable to such services may expose us to additional operational and compliance risks.

We rely on a combination of internal systems and third-party infrastructure providers—including data centers, cloud service providers and telecommunications operators—to support the continuity of our highly complex operations (including our back office, communications and IT systems) and the delivery of our products and services. See “Item 4. Information on the Company—D. Property, Plants and Equipment.” As such, our operations are subject to risks related to the performance, availability and security of facilities and networks that are beyond our direct control. Interruptions in service, outages, latency or security breaches affecting any of these partners—whether due to system failures, power loss, telecommunications disruptions, natural disasters, cyberattacks, or operational errors—could result in the unavailability of key services, impact our ability to process transactions or access data and lead to customer dissatisfaction, reputational damage, financial loss and regulatory exposure. In addition, we may be materially and adversely affected by any interruption in the provision of such services resulting from a failure by third parties to obtain the necessary authorizations or intellectual property licenses for their equipment or software, or from their non-compliance with contractual obligations owed to us.

Additionally, CMN Resolution No. 4,893/2021 requires us to submit an annual report to the Central Bank of Brazil detailing any cybersecurity incidents and related remediation measures. The resolution also mandates that we notify the Central Bank of Brazil when engaging third-party service providers for data processing, storage, or cloud computing services. If such services are provided from outside Brazil, we must comply with additional requirements, including the existence of a cooperation agreement between the Central Bank of Brazil and the relevant foreign supervisory authority or, in the absence of such an agreement, obtain prior approval from the Central Bank of Brazil. Failure to comply with these obligations, including notification and approval requirements, or to maintain adequate IT service arrangements in line with regulatory expectations, could result in operational disruptions, increased compliance costs or regulatory sanctions, any of which could materially and adversely affect our business, financial condition and results of operations.

We are also dependent on a variety of external technology and media providers, such as digital marketing platforms (including platforms owned by Amazon.com, Inc., Alphabet Inc. and Meta Platforms, Inc.), as well as third-party vendors that support key customer acquisition and operational processes through application programming interfaces, or APIs. Failures, policy changes or discontinuations by these partners, including the loss or malfunctioning of critical API integrations used to track, convert or attribute offline interactions, could impair our ability to effectively market our products, reach or serve customers or monitor the performance of our business. Any such disruptions may reduce marketing efficiency, impair operational functionality or data quality and ultimately materially and adversely affect our results of operations and financial condition.

Finally, we rely on an ecosystem of specialized third-party vendors and suppliers to supply and maintain, among other things, the hardware, software, data analytics tools and other technological components that underpin our operations and product offerings. Many of these systems are highly customized or proprietary, limiting our ability to quickly replace a provider in the event of a disruption or failure. Shortages, delivery delays, software bugs, insufficient support, or the discontinuation of key systems (whether due to industry-wide supply constraints, contractual issues, vendor financial distress or other factors) could materially and adversely affect our ability to launch new features, scale operations or ensure system availability. Additionally, because we do not control the full chain of custody of these external systems and services, we may face heightened operational, legal, or reputational risk if vendors misuse data, fail to comply with regulatory obligations, or engage in unethical practices. As we grow and further digitize our offerings, our dependence on these vendors may increase, exposing us to compounded risks in the event of supply chain bottlenecks, technology failures or integration issues, any of which could materially and adversely affect our business, reputation, financial condition and results of operations.

We may face operational difficulties under the Brazilian instant payment scheme.

On November 16, 2020, the Central Bank of Brazil instituted its instant payment scheme, or PIX), as well as the Instant Payment System (Sistema de Pagamentos Instantâneos) or the SPI), which enables participants to settle electronic transfers of funds in real time and available for 24 hours a day, seven days a week and every day in the year. As a direct participant of the PIX, we may face operational issues, as well as difficulties in adapting to the requirements established by the PIX payment scheme regulations and by the other applicable rules, mainly related to the minimum level of service to be provided on a recurring basis to customers. As a result, we may be the target of administrative sanctions and/or judicial claims, either by the Central Bank of Brazil itself or as a result of complaints brought by our customers. In addition, the Central Bank of Brazil may issue new and stricter rules applicable to PIX or SPI participants, including new operational capacity requirements. The imposition by the Central Bank of Brazil of any such new requirements may materially and adversely affect our results of operations.

We are subject to market, operational and other related risks associated with our derivative transactions and our investment positions that could have a material adverse effect on us.

We enter into derivative transactions for trading purposes, as well as for hedging purposes. We are subject to market, credit and operational risks associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder, including providing sufficient collateral). We also hold securities in our own portfolio as part of our investment and hedging strategies.

Financial instruments, including at fair value through profit or loss, at fair value through other comprehensive income and at amortized cost (securities, debentures, loans to customers and allowance for expected loss) represented 92.9% of our total assets as of December 31, 2025 (91.5% as of December 31, 2024). As of December 31, 2025, the notional value of derivatives in our books amounted to R$27,698.8 million (R$10,886.2 million as of December 31, 2024). Any realized or unrealized future gains or losses from these investments or hedging strategies could have a significant impact on our income. These gains and losses, which we account for when we sell or mark to market investments in financial instruments, can vary considerably from one period to another. If, for example, we enter into derivatives transactions to protect ourselves against decreases in the value of the real or in interest rates and the real instead increases in value or interest rates increase, we may incur financial losses. We cannot forecast the amount of gains or losses in any future period, and the variations experienced from one period to another do not necessarily provide a meaningful forward-looking reference point. Gains or losses in our investment portfolio may create volatility in net revenue levels, and we may not earn a return on our consolidated investment portfolio, or on a part of the portfolio in the future. Any losses on our securities and derivative financial instruments could materially and adversely affect our operating income and financial condition. In addition, any decrease in the value of these securities and derivatives portfolios may result in a decrease in our capital ratios, which could impair our ability to engage in lending activity at the levels we currently anticipate.

The execution and performance of these transactions depend on our ability to maintain adequate control and administration systems. Our ability to adequately monitor, analyze and report derivative transactions continues to depend, largely, on our information technology systems. These factors further increase the risks associated with these transactions and could have a material adverse effect on us.

The expansion of our business depends on the increase in availability, quality and use of the Internet in Brazil, as well as on the ability of the Brazilian population to engage with digital financial services.

Given that our growth strategy focuses on the provision of financial services through online platforms, our future revenues depend on the use of the Internet. The use of digital platforms for financial services in Brazil depends on, among other factors, the perception of security, connection quality and ease of use of the tools offered. Moreover, limited access to the Internet in certain regions in Brazil, especially in those with lower quality connections and/or lower income levels, may restrict our growth in those regions. The penetration of the Internet in these regions of Brazil may not reach the same levels as those of more developed countries due to reasons that are beyond our control, including the lack of required network infrastructure, late development of enabling technologies and improvements in performance and security measures.

The Internet infrastructure in Brazil may be unable to support continuous growth of user numbers, frequency of use or broadband requirements. Delays in telecommunications and in the development of infrastructure or other technology failures may hinder improvements in Internet reliability. If telecommunication services are not sufficiently available to support the growth of the Internet in Brazil, response times may slow down, which would reduce the use of the Internet and materially and adversely affect our services.

Moreover, the cost of Internet access and of devices used to connect to the Internet, including personal computers, tablets, cell phones and other mobile devices, may limit our growth, especially in the regions of Brazil with lower income levels. Income levels in Brazil are significantly lower than those in the United States and other more developed countries, while the cost of mobile devices and Internet access in Brazil is generally higher than in those countries. Income levels in Brazil may decrease, and hardware and Internet access costs may increase in the future. Any of these factors may limit our ability to generate revenue.

Finally, our growth strategy depends on the adoption of financial services through digital channels. The success of this model is influenced by various factors, including users’ perception of security and ease of use, the usability of our applications and the degree to which users understand and trust digital financial tools. In many regions of Brazil, particularly where income and education levels are lower, consumers may lack the digital literacy or familiarity with financial products needed to engage meaningfully with online platforms, which may limit our ability to onboard and retain customers in those markets. If we are unable to address these limitations through user education, product design or commercial strategy, our ability to scale across diverse regions and demographics in Brazil could be materially and adversely affected.

Our insurance policies may not be sufficient to cover all claims.

Our insurance policies may not adequately cover all risks to which we are exposed. Certain risks may not be covered by insurers, such as war, acts of God, cyberattacks, data-breaches by our clients and third-party service providers, interruption of certain of our activities and human error. In particular, our insurance coverage does not include protection against cybersecurity risks, and therefore may not adequately mitigate the impact of a significant cyber incident. Additionally, natural disasters, meteorological phenomena, electricity shortages and other similar events may cause physical harm and loss of life, as well as interrupt our operations, damage our equipment and the environment, among others. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Our insurance coverage is also subject to timely payment of the premiums. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs or on acceptable terms, which may adversely affect our business and the trading price of our Class A common shares.

We may not be successful in meeting our environmental, social and corporate governance, or ESG, commitments, and the evolving and inconsistent regulatory landscape surrounding ESG matters may materially and adversely affect our business, financial condition, reputation and results of operations.

The market and regulatory authorities that supervise our business are increasingly focused on how companies assess and manage ESG risks, and on their ability to articulate and implement meaningful sustainability and social impact strategies. As part of this trend, we have created certain ESG commitments, and we strive to maintain socially responsible business practices, including programs to generate a positive social impact in areas related to our business. As a result, we are exposed to reputational risks arising from perceived or actual failures in our ESG practices. These may include associations with suppliers or business partners involved in environmental violations, labor irregularities, or other socially irresponsible conduct. Engaging with such third parties—intentionally or not—can damage our brand, erode stakeholder trust, and lead to public criticism or regulatory scrutiny. Failure to meet our ESG commitments or to pursue these socially responsible business practices, partially or at all, may have a material adverse effect on our business, reputation, financial condition and results of operations.

Additionally, regulatory expectations, investor priorities, and societal norms surrounding ESG are rapidly evolving and often inconsistent across jurisdictions, which may affect our ability to meet all relevant stakeholder expectations. For example, in Brazil, ESG-related disclosure, conduct requirements, and internal controls and policies continue to expand, and regulators increasingly expect financial institutions to assess the social and environmental impacts of their activities. Conversely, in the United States and certain other jurisdictions, there has been a rise in regulatory initiatives and political pressures that seek to limit, discourage or prohibit certain climate- and diversity-related actions. As a result, we may face conflicting regulatory obligations or reputational pressures depending on the jurisdiction in which we operate or seek to expand. At the same time, ESG matters remain under intense scrutiny from investors, customers, employees and the media, and we may face criticism or reputational harm if our ESG disclosures or performance are perceived as insufficient, inconsistent or misleading.

Moreover, we expect further increases in ESG-related laws and regulations applicable to our business. Given the pace and complexity of legislative developments in this area, we may not be able to comply with all new regulations on a timely or cost-effective basis. Furthermore, future ESG regulations may materially and adversely affect our operations by requiring us to reduce the value or useful life of certain assets, incur higher compliance costs, adjust business practices or limit certain strategic activities. Any failure to meet our ESG commitments or to comply with evolving legal or stakeholder expectations could have a material adverse effect on our business, financial condition, reputation and results of operations.

The loss of any registered trademark or other intellectual property could enable other companies to compete more effectively with us, and we may not be able to successfully obtain or renew third party licenses for the use of certain intellectual property and technologies and may be subject to infringement claims.

We rely on intellectual property, including trademarks for various brands, products, and services such as “Agibank” and “Agi.” We also own domain names in Brazil, including “agibank.com.br.” The loss or expiration of any intellectual property could allow competitors to produce and sell similar products, potentially undermining our market position and materially and adversely affecting our operations.

Because of the rapid pace of technological change in our industry, aspects of our business and our services rely on intellectual property and technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain these licenses and technologies from these third parties on reasonable terms or at all. The inability or delay to obtain third-party intellectual property or technologies could harm our business and ability to compete.

We may also be subject to costly litigation in the event our services and technology infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents or other assets protected by intellectual property rights that could be infringed by our services or technology. Any of these third parties could make a claim of infringement against us with respect to our services or technology. We may also be subject to claims by third parties for breach of copyright, trademark, license usage or other intellectual property rights. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims or could prevent us from registering our brands as trademarks. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even if we believe that intellectual property related claims are without merit, defending against such claims is time-consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, change our brands, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services or using certain of our brands. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted.

We may be exposed to contingent liabilities in connection with certain mergers or acquisitions.

We have in the past and may in the future engage in strategic acquisitions to grow our business. In connection with these acquisitions, the applicable seller agrees to indemnify us for future payments related to certain judicial proceedings existing at the time of the sale as well as any judicial proceedings filed in the future as a result of events that occurred prior to the sale or may provide an escrow account as a reserve to make such payments. If the sellers in any such transaction do not have the financial capacity to make the related indemnification payments, or if the balance of any escrow account is insufficient to cover the payment obligations of the applicable seller or if no additional deposits are made to the escrow agreement, we may be held liable for any contingent liability of the applicable acquired business, which could materially and adversely affect us.

The integration of the businesses we may acquire or with which we may merge involves risks and a failure to successfully integrate these businesses may have a material adverse effect on us.

As part of our growth strategy, we may seek new acquisition or merger opportunities in the future. These acquisitions involve risks, including the possibility of incurring unexpected costs as a result of the difficulty to integrate platforms, systems, finance and accounting matters and personnel as well as the occurrence of unforeseen contingencies. Moreover, expected operating and financial synergies and other benefits from these acquisitions may not materialize.

Additionally, regulatory and antitrust authorities may impose restrictions on acquisitions or resulting operations. They may also impose fines and penalties if they find irregularities in any mergers or acquisitions activity.

If we are unable to benefit from growth opportunities, cost reductions, operating efficiencies, revenue synergies and other benefits that we expect from the acquisitions we enter into, or if we incur costs that are higher than estimated, we may be materially and adversely affected.

Negative publicity, customer complaints and social media amplification may harm our reputation, especially given the profile of our client base.

We are highly dependent on our brand image, reputation and market credibility to generate business and attract and retain customers. A number of factors, including non-compliance with legal and regulatory obligations, irregular or fraudulent transactions, involvement with business partners with questionably ethical behavior, leaks of customer information, employee misbehavior, risk management failures and negative publicity from the dissemination in social media or by other means of customer complaints related to our products or services could damage our reputation and cause customers and potential customers, counterparties, shareholders, investors, supervisory agencies, government agencies, business partners or other parties to negatively perceive us. Moreover, certain measures taken by other financial institutions or market participants, even if unrelated to us or our economic group, may indirectly affect our reputation with customers, investors and the market in general. Any such damage to our reputation may materially and adversely affect us.

In addition, a significant portion of our client base has limited financial experience, which can lead to misunderstandings about our products and services. Consequently, we receive a high volume of customer complaints on public consumer platforms such as ReclameAqui and the Brazilian government’s consumer complaint portal. These complaints, which may in some cases reflect confusion or misperceptions rather than willful misconduct on our part, may create the perception that we take advantage of or mistreat our clients. Even minor or isolated issues can generate outsized negative publicity when amplified by social media and online forums, influencers, traditional media or coordinated online campaigns. Negative customer feedback and viral social media posts can quickly damage our reputation and erode trust in our brand. If we fail to adequately educate and support our customers or promptly resolve their concerns, the resulting public complaints could attract regulatory scrutiny or legal actions, including investigations and proceedings by PROCONs or SENACON and, in some cases, public civil actions. Moreover, third parties with adverse interests, such as short sellers, could exploit these complaints by publishing negative reports about us, further amplifying reputational issues. Any harm to our reputation or customer relationships, whether justified or not, could materially and adversely affect our business, financial condition and results of operations.

Climate change can create financial risks, particularly as a result of transition, physical, regulatory and other risks, all of which could materially and adversely affect us.

Climate risk is a transversal risk that can be an aggravating factor for the types of traditional risks that we manage in the ordinary course of business, including without limitation the risks described in this “Item 3. Key Information—D. Risk Factors.” Based on the classifications used by Task-Force on Climate-Related Financial Disclosures and by the International Sustainability Standards Board, we consider that there are two primary sources of climate change-related financial risks: physical and transition.

Physical risks resulting from climate change can be event-driven (acute) or long-term shifts (chronic) in climate patterns:

•	Acute physical risks include increased severity of extreme weather events, such as drought, hurricanes; or floods.
•	Chronic physical risks include changes in precipitation patterns and extreme variability in weather patterns, rising mean temperatures, chronic heat waves or rising sea levels.
•	Transition risks refer to actions taken to address mitigation and adaptation requirements related to climate change, and they can fall into various categories such as market, technology and market changes:

•	Market risk may manifest through shifts in supply and demand for certain commodities, products, and services, as climate-related risks and opportunities are increasingly taken into account.
•	Technology risk arises from improvements or innovations to support the transition to a lower-carbon, energy-efficient economic system that can have a significant impact on companies to the extent that new technologies displace old systems and disrupts some parts of the existing economic system.
•	Policy actions generally fall into two categories—those that attempt to constrain actions that contribute to the adverse effects of climate change and those that seek to promote adaptation to climate change. The risk associated with, and the financial impact of, policy changes depend on the nature and timing of the policy change.

With respect to regulatory risks, the outcome of new or potential legislation or regulation in the jurisdictions in which we operate may result in new or additional requirements, additional charges to fund energy efficiency activities, fees or restrictions on certain activities. Compliance with these initiatives may also result in additional costs to us, including, among other things, additional taxes, reduced emission allowances or additional restrictions on operations. Even without such regulation, increased public awareness and adverse publicity about potential impacts on climate change emanating from us or our industry could harm us. We may not be able to recover the cost of compliance with new or more stringent laws and regulations, which could materially and adversely affect our business and negatively impact our growth.

These requirements may increase going forward as a result of the importance of environmental matters, which could expose us to increased compliance costs and limit our ability to pursue certain business opportunities and provide certain products and services, each of which could materially and adversely affect our business, financial condition and results of operations.

We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to satisfy our obligations under the terms of our indebtedness, which may not be successful.

As of December 31, 2025, we had total indebtedness (total current and non-current loans and borrowing, debt issued and other borrowed funds) of R$1,426.4 million (R$1,002.4 million as of December 31, 2024). Our ability to make scheduled payments on or to refinance our indebtedness depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay acquisitions and capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives.

We are subject to certain restrictive covenants based on certain financial and nonfinancial indicators which are set forth in the majority of our indebtedness and finance agreements. Certain of such covenants relate to requirements to comply with predetermined levels of leverage. Our ability to comply with these covenants may be affected by events beyond our control and breaches of such covenants could result in a default under our credit facilities and any future financing agreements. This could cause our outstanding indebtedness under these agreements to become immediately due and payable.

Moreover, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis could harm our ability to incur additional indebtedness. In the absence of sufficient cash flows and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for more information. Any of these circumstances could materially and adversely affect our results of operations, financial condition or business.

We may be unable to adequately negotiate with unions, which may materially and adversely affect us.

Our employees are members of a number of unions. Pursuant to Brazilian labor law, we are required to negotiate salaries, benefits and working hours, among other matters, annually with the unions. If we are unable to satisfactorily negotiate with these unions, we may further increase labor expenses or face strikes and work stoppages, which could materially and adversely affect us.

We may not be able to renew or maintain all our Smart Hubs’ and other facilities’ leases.

All of the properties where our Smart Hubs are located are subject to lease agreements. Our lease agreements in Brazil are governed by Law No. 8,245/1991, which establishes that tenants have the right to compulsory renewal of the agreement provided that: (1) the agreement is in writing and has a fixed term; (2) the term of the agreement is no less than five uninterrupted years, including taking into consideration contractual amendments; (3) the lessee engages in activity in the same branch, for a minimum and uninterrupted term of three years; and (4) the lessee files a proceeding requesting renewal within the one year to six months prior to the maturity of the lease. We may be adversely affected if: (1) we are unable to successfully negotiate current or future leases on acceptable terms; (2) we are unable to file proceedings requesting renewals within the statutory period or if we fail to satisfy the conditions listed above; or (3) we are unable to renew leases for properties having material locations or we renewed our leases on less favorable terms than those currently in effect. We may be forced to vacate the property, or properties, if we fail to reach an agreement on renewal, or if our lessor decides to sell the property and we cannot reach an agreement with the new owner, or if we are unable to negotiate lease agreements on favorable conditions. Even to the extent there are alternative lease locations in the markets where we operate, the loss of any of our locations, including by our not renewing or maintaining the leases of our stores or certain of our facilities, may adversely affect our operations, financial results and may impact our activities.

Our insurance distribution activities expose us to regulatory and counterparty risks.

We distribute life insurance products that include certain coverages and assistance benefits. The insurance sector in Brazil is heavily regulated, and our ability to continue offering and expanding these products depends on the evolving requirements and oversight of SUSEP and other regulatory authorities. Changes in supervision, licensing, capital requirements or other regulatory developments could adversely affect the availability, pricing or attractiveness of the life insurance products we distribute. In addition, market developments, such as shifts in consumer demand, heightened competition, or industry-wide operational or claims-handling challenges, may reduce our sales volumes and related fee income. Failures in product administration, claims management or customer service by insurers may lead to penalties, remediation obligations or reputational harm that affect us, even if we are not directly responsible. These regulatory and market-driven risks could materially and adversely impact our ability to cross-sell insurance products, generate associated revenues, and grow our business, which could in turn have a material and adverse effect on our results of operations and financial condition.

Failure to comply with Brazilian Consumer Protection Laws, over-indebtedness legislation, Central Bank rules on client relationships and the banking self-regulatory framework for the protection of vulnerable consumers could result in sanctions, litigation, distribution and product constraints, and reputational harm, and could materially and adversely affect our business, financial condition and results of operations

We are subject to extensive statutory, regulatory and self-regulatory obligations governing our relationships with clients and users of financial products and services in Brazil, and any actual or perceived failure to comply with these requirements could materially and adversely affect our business, financial condition, results of operations and reputation. The CDC imposes strict rules on commercial practices, disclosure and suitability, joint and several liability across the supply chain, reversal of the burden of proof in favor of consumers, and product and service liability, including with respect to the accuracy, clarity and adequacy of information provided to consumers and the fairness of contractual terms. These requirements entail significant compliance costs and heightened litigation exposure, particularly in mass-market retail banking contexts. Persistent deficiencies in consumer interactions—such as inadequate disclosure, billing or portability practices—may also elevate our position in the Central Bank of Brazil’s official complaints ranking, triggering intensified supervisory scrutiny and adverse reputational impacts.

Legislation addressing over-indebtedness further increases our compliance burden and may constrain our credit strategies. Law No. 14,181/2021 amended the CDC and the Senior Citizens’ Statute to introduce responsible credit standards, enhanced pre-contractual disclosures (including effective monthly interest rate, late-payment charges and total cost of credit), age-sensitive communication duties, and a judicial conciliation and restructuring regime that preserves the consumer’s existential minimum. Under this framework, unjustified non-attendance by a creditor at court-led conciliation hearings may suspend collections and interrupt default charges, and courts may impose mandatory judicial repayment plans where conciliation fails. These measures may reduce recoveries, prolong resolution timelines and increase operational costs, while exposing us to sanctions if our origination, servicing or collections practices are deemed to contribute to or inadequately mitigate over-indebtedness.

In addition, CMN Resolution No. 4,949/2021 establishes principles and procedures for client relationships applicable to financial and payment institutions, requiring an institutional policy for client relations, designation of a responsible officer, and the observance of ethical, transparent and diligent conduct across the product life cycle. The rule mandates the alignment of product design, offering and distribution with the needs and risk profiles of target customers and requires convergence of institutional and consumer interests. Failures in product governance, misaligned incentive structures or insufficient client suitability assessments may result not only in administrative sanctions by the Central Bank of Brazil and remedial directives, but also in parallel exposure under the CDC.

We have designed our internal policies based on a voluntary self-regulatory regime focused on the protection of vulnerable consumers, coordinated by FEBRABAN through the Banking Self-Regulation System (SARB), including SARB Normative No. 27 and the Guide to Best Practices in Consumer Relations with Vulnerable Groups. This framework defines vulnerability conditions—such as age, disability, low income, limited education, digital immaturity or over-indebtedness—and encourages institutions to implement internal policies and risk matrices to identify vulnerabilities, adopt differentiated service protocols, tailor products and communications, promote financial education and proactively mitigate over-indebtedness, including by suspending unsolicited credit offers and prioritizing human-assisted channels. Although adherence is voluntary, failure to comply may result in self-regulatory sanctions, including conduct adjustment recommendations, financial contributions, suspension or exclusion from the self-regulatory system, depending on the severity of the infraction and its impact.

These regimes interact with product-specific rules that directly affect our retail portfolio and operating model, including credit card transactions, portability, collection of fees, and financial literacy obligations established by the CMN and the Central Bank of Brazil. For example, recent measures to reduce consumer indebtedness in post-paid instruments introduced caps and portability rules that may constrain pricing and refinancing strategies and increase compliance complexity. At the same time, heightened supervisory attention to complaints can lead to remedial mandates requiring system, process and control enhancements. If our policies, systems and controls fail to timely adapt our standards or to consistently reflect the required design and safeguards, we could face administrative proceedings, fines, mandated restitution, constraints on our activities and reputational damage, any of which could materially and adversely affect us.

Finally, because a significant share of our customers includes retirees, pensioners and other potentially vulnerable populations, we are particularly exposed to the risk that authorities view our origination, marketing or servicing practices as incompatible with responsible credit and client-relations standards. Any misalignment between our practices and regulatory expectations may accelerate enforcement or self-regulatory actions and amplify litigation and reputational harm. Even where we adhere to applicable rules, changes in interpretation, evolving supervisory priorities or sector-wide events could require costly program upgrades and compliance efforts, thereby adversely affecting our business, financial condition and results of operations.

High volumes of customer complaints may lead to increased regulatory scrutiny and reputational harm.

In the fourth quarter of 2025, Agibank ranked ninth in terms of official complaints in the Central Bank of Brazil’s official complaints ranking for financial institutions, with 2,606 substantiated (procedentes) complaints. This ranking reflects consumer submissions received through the Central Bank of Brazil’s website, telephone service and written correspondence, and “substantiated” complaints are those in which the Central Bank of Brazil identifies evidence of non-compliance with applicable regulations following its review of a sample of responses provided by the financial institutions. Although the Central Bank of Brazil does not intervene in individual cases, this ranking is a key supervisory tool that is periodically published and used to flag market conduct risks and shape oversight priorities. The Central Bank of Brazil may also monitor complaint trends by product and channel and request clarifications, data and remediation plans from supervised institutions if a material non-compliance is identified.

The principal categories of complaints against Agibank during this period included a wide range of issues primarily related to inadequate disclosure or provision of information regarding account services, ancillary services and credit operations (including payroll-deductible and other credit products), as well as irregularities in documentation and deficiencies in the integrity, reliability, security, confidentiality or legitimacy of operations and services. A persistently high volume of complaints may be interpreted by the Central Bank of Brazil as indicative of systemic deficiencies in our customer service, operational controls or compliance practices, which could result in heightened supervisory oversight, including targeted due diligence, requirements to implement corrective action plans, restrictions on specific sales or distribution practices and the imposition of administrative sanctions. Adverse supervisory findings or enforcement actions could also lead to enhanced monitoring and public notices, increase operational and compliance costs and divert management attention. Public disclosure of our position in the complaints ranking may additionally amplify reputational risk through media and social networks, undermine customer trust and impair our ability to attract and retain clients and partners, which could materially and adversely affect our business, financial condition and results of operations. Moreover, elevated complaint levels may also be considered within industry self-regulatory oversight and lead to additional remedial measures or sanctions under applicable codes.

Risks Relating to Brazil

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazil’s political and economic conditions, could harm us and the price of our Class A common shares.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. Our business and the market price of our Class A common shares may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the Brazilian economy;
•	interest rates and monetary policies;
•	exchange rates and currency fluctuations;
•	inflation;
•	liquidity of the domestic capital and lending markets;
•	tariffs imposed by the United States and other countries, as well as import and export controls;
•	exchange controls and restrictions on remittances abroad and payments of dividends;
•	modifications to laws and regulations according to political, social and economic interests;
•	fiscal policy, monetary policy and changes in tax laws;
•	economic, political and social instability, including general strikes and mass demonstrations;
•	labor and social security regulations;
•	energy and water shortages and rationing;
•	public health crises, such as the outbreak of communicable diseases;
•	commodity prices; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our results of operations and may also adversely affect the trading price of our Class A common shares. In particular, developments arising from the electoral campaign leading up to the 2026 presidential election, or the outcome of such election—such as shifts in government leadership or economic agenda—could undermine investor confidence and lead to adverse market conditions. For example, any indication that Brazil’s fiscal position will not improve following the 2026 election could result in higher perceived risk, driving up interest rates or reducing GDP growth expectations. Such election-related instability or policy shifts may materially and adversely affect the Brazilian economy, which in turn could harm our business, results of operations and the trading price of our Class A common shares.

Political instability in Brazil may harm us and the price of our Class A common shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

Brazilian markets experienced heightened volatility in the last decade due to uncertainties related to a number of ongoing investigations of accusations of money laundering and corruption conducted by the Brazilian Federal Police and the Federal Prosecutor’s Office, including the largest investigation, known as Lava Jato. These investigations adversely affected the Brazilian economy and political scenario. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies were convicted of corruption, including by offering or accepting bribes or kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies.

The ultimate outcome of these investigations is uncertain, but they have so far had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. The development of those unethical conduct cases has and may continue to adversely affect us.

In October 2022, former President Luiz Inácio Lula da Silva won the 2022 presidential elections and took office on January 1, 2023. After the results of the presidential election were announced, certain groups formed by extreme supporters of the defeated candidate organized public protests against the use of electronic ballot boxes and alleged certain electoral conspiracies. In addition, the political environment in Brazil remains subject to significant uncertainty due to ongoing investigations and legal proceedings involving former President Jair Bolsonaro and certain of his allies. The allegations under review include issues related to electoral integrity, abuse of political power and other criminal accusations, all of which continue to attract substantial attention from domestic and international media, political institutions, and the judiciary. Any escalation of these proceedings, including the trial and conviction of former President Jair Bolsonaro in connection with the ongoing legal proceedings, may deepen polarization among key institutions and within the broader population, potentially heightening political tensions. Such developments could undermine institutional stability and erode investor and public confidence, with potential adverse effects on Brazil’s political and economic environment.

The president of Brazil has the power to determine policies and issue governmental acts related to the Brazilian economy that affect the operations and financial performance of companies, including us. For example, through the CMN and the Central Bank of Brazil, the Brazilian government introduces measures to control inflation that affect liquidity, financing strategy, loan growth or even our profitability, as well as the solvency of our clients and end consumers. We cannot predict which policies the incumbent president will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy.

Moreover, in early 2025, Brazilian federal authorities began to investigate high-profile and unlawful payroll deductions arranged through technical cooperation agreements with the INSS. These deductions, purportedly made on behalf of fictitious non-profit organizations, affected over four million retirees and pensioners and involved hundreds of millions of reais before triggering refunds and administrative dismissals of top INSS leadership. The fallout continues to prompt new audits, increased scrutiny of data-sharing frameworks and tighter regulatory oversight of agreements with public institutions. Moreover, on June 17, 2025, the President of the Brazilian National

Congress approved the creation of a Parliamentary Commission of Inquiry, or CPMI, to investigate alleged fraud involving deductions from INSS beneficiaries. The CPMI, composed of members from both legislative houses, has powers similar to judicial authorities, including summoning witnesses, accessing confidential information, and issuing a final report with recommendations that may lead to legal action. Beyond its investigative role, the CPMI carries political weight and often attracts significant media attention, potentially influencing public opinion and the political landscape. The resulting political and reputational aftershocks may affect public trust in Brazil’s financial intermediaries and oversight mechanisms. In 2025, the INSS imposed two temporary suspensions on our operations: in August, it halted Banco Agibank’s provision of benefit payment services for new beneficiaries, and in December, it suspended new payroll loan deductions by Banco Agibank and Agi Financeira S.A. - Sociedade de Crédito, Financiamento e Investimento, alleging contractual non-compliance, irregularities, and harmful practices against INSS beneficiaries. Customer services (and, in the first suspension, payroll loan origination) remained available throughout. The suspensions were lifted on November 12, 2025 and January 12, 2026, respectively, as a result of settlements that subject us to ongoing and enhanced INSS supervision. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—INSS Settlements.” Heightened regulatory attention, policy changes or external pressure on how we partner with public-sector entities could disrupt our operations, limit access to certain institutional arrangements, and impose reputational and compliance burdens—all of which may adversely affect our business, financial condition and results of operations.

The term of office of the former president of the Central Bank of Brazil concluded at the end of 2024 fiscal year. Within the scope of his responsibilities as president of Brazil, Luiz Inácio Lula da Silva appointed a new president for the Central Bank of Brazil for a four-year term, starting in January 2025. As this position holds significant influence over monetary policy and economic regulation within the country, changes in leadership can result in shifts in policy direction. We cannot predict which policies the new president of the Central Bank of Brazil will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy and regulatory landscape.

Uncertainty regarding political developments and the policies the Brazilian government may adopt or alter may have material adverse effects on the macroeconomic environment in Brazil, as well as on the operations and financial performance of businesses operating in Brazil, including ours. Any of the factors above may create political instability that could harm the Brazilian economy and, consequently, adversely affect our business.

Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future could harm our business and the price of our Class A common shares.

High levels of inflation have adversely affected the Brazilian economy, and the ability of the Brazilian government to create conditions that stimulate or maintain economic growth. Brazil experienced inflation (deflation) of (1.0)% in the year ended December 31, 2025 and 6.5%, (3.2)%, 5.5% and 17.8% in the years ended December 31, 2024, 2023 and 2022, respectively, as measured by the IGP-M, and 4.3%, 4.8%, 4.6% and 5.8% in such period and years, respectively, as measured by the IPCA. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares.

Inflationary pressures may lead the Brazilian government to intervene in the economy, including through the implementation of government policies that may have an adverse effect on us and our customers, and any continued increase of such interest rates may negatively affect our profits and results of operations, thereby increasing the costs of financing our operations.

Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty and heightened volatility in the capital markets. Inflation may adversely affect our sales, revenue and profit as a decrease in our consumers’ purchasing power may lead them to switch to lower cost products. Inflation may also result in an increase in costs which we may not be able to pass on to consumers, particularly if consumers are already considering lower cost options as a result of inflationary pressures on their purchasing power. Either of these circumstances could adversely affect our earnings and results of operations. If Brazil experiences high inflation rates, we may not be able to adjust the prices of our products in order to compensate for the effects of inflation in our cost structure, which may have an adverse effect on us.

High interest rates may impact our cost of obtaining loans and also the cost of indebtedness, resulting in an increase in our financial expenses. For example, the Brazilian government’s measures to control inflation have frequently included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the SELIC rate was unstable during the past three years, reaching 15.00% per annum as of December 31, 2025 and 12.25% and 11.75%, as of December 31, 2024 and 2023, respectively. The SELIC went down to 14.75% on March 18, 2026, the level at which it remains at the date of this annual report. Future measures taken by the Brazilian government to control inflation could include higher interest rates. Conversely, more lenient government and Central Bank of Brazil policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have a material adverse effect on the Brazilian economy and the price of our Class A common shares.

Foreign currency fluctuations may affect our financial position and results of operations. The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. For example, in the year ended December 31, 2022, the real appreciated 7.0% against the U.S. dollar to an exchange rate of R$5.2177 per US$1.00. In the year ended December 31, 2023, the real appreciated 7.2% against the U.S. dollar to an exchange rate of R$4.8413 per US$1.00. In the year ended December 31, 2024, the real depreciated against the U.S. dollar to an exchange rate of R$6.1923 per US$1.00. In the year ended December 31, 2025, the real appreciated 11.1% against the U.S. dollar to an exchange rate of R$5.5024 per US$1.00. There can be no assurance that the real will not further appreciate or depreciate against the U.S. dollar or other currencies in the future.

Depreciation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. Depreciation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth. On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. . Depending on the circumstances, either depreciation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.

Moreover, as our business grows and becomes more complex, we are increasingly exposed to higher fixed costs, including long-term commitments under infrastructure and cloud service agreements, support contracts, and specialized labor arrangements. A substantial portion of these costs is denominated in foreign currencies, particularly in connection with software licensing, cloud computing and third-party technology services. As a result, we are exposed to foreign exchange fluctuations, and any significant depreciation of the real relative to the currencies in which our contractual obligations are denominated could materially increase our operating expenses. If we are unable to manage these cost structures efficiently or hedge against currency volatility, our margins and financial performance may be adversely affected.

Developments and the perception of risk may materially and adversely affect the Brazilian economy and the trading price of our securities.

The market value of securities of listed issuers is affected by economic and market conditions globally, including the United States, European countries, and in Latin American and emerging market countries. Investors’

reactions to developments in the world’s largest economies and financial markets, such as the U.S. and Europe, may have an adverse effect on the market value of our securities. Additionally, crises in emerging market countries may diminish investor interest in securities of issuers with significant operations in emerging markets, including our securities, as well as adversely affect the availability of credit in the international markets to companies with significant operations in emerging markets. This could adversely affect the market price of our securities, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

During the past three years and through the date of this annual report, markets and the global economy have been adversely affected by the ongoing war between Russia and Ukraine and the related sanctions imposed on Russia by the United States and its allies. A banking crisis is also ongoing in the United States and in Europe, which has adversely affected financial markets and the availability of credit globally. The United States and China have recently been involved in disputes regarding Taiwan, rights to navigation in the South China Sea, alleged human rights abuses in China, as well as in a controversy over trade barriers in China that threatened a trade war between the countries. Sustained tension between the United States and China over these and other matters could significantly undermine the stability of the global economy. The arrest of President Nicolás Maduro by United States authorities has contributed to increased uncertainty in international energy markets, sanctions regimes and cross border trade dynamics. Moreover, global markets are affected by recent U.S. and Israeli military operations in Iran, increasing tensions among Middle Eastern countries and the resulting disruption of transit through the Persian Gulf and the Strait of Hormuz. These conflicts have contributed to higher oil, energy and food prices, increased maritime shipping and insurance costs, delays in delivery times and disruptions in global supply chains. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. A global economic slowdown, especially in the United States and countries in emerging markets, including as a result of the effects of current wars, tensions between the United States and China, or other factors beyond our control, may adversely affect the global economy and the Brazilian economy and have a material adverse effect on our business.

In addition, we continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability. Disruption or volatility in the global financial markets could further increase negative effects on the financial and economic environment in Brazil, which could have a material adverse effect on our business, financial condition and results of operations.

We may be materially and adversely affected by protectionist trade policies and other measures adopted by the current U.S. administration, including the imposition of additional tariffs on Brazilian products and services.

Donald Trump was elected for a second term as President of the United States on November 5, 2024, and took office in January 2025. We have no control over and cannot predict the effect of his administration or policies. Since returning to office, President Trump’s administration has reinforced protectionist economic policies, including the expansion of tariffs on a range of goods from key trading partners such as China, the European Union and Brazil. Among others, in 2025, the U.S. government announced an increase in tariffs on Brazilian imports, including industrial goods, commodities and agricultural products, which took effect, subject to certain exceptions. Subsequently, on February 20, 2026, the U.S. Supreme Court ruled that certain broad tariffs imposed under the International Emergency Economic Power Act (IEEPA) were unlawful for lack of presidential authority. However, other tariff measures remain in effect and may be subject to further policy developments. In addition, the United States maintains international sanctions programs with extraterritorial reach, such as the Global Magnitsky Human Rights Accountability Act, or the Magnitsky Act, which have been imposed on certain Brazilian individuals recently. President Trump has also publicly threatened further trade actions against Brazil and other BRICS countries based on their association with Russia and their efforts to reduce dependence on the U.S. dollar in international trade. These measures have contributed to heightened geopolitical tensions, increased market volatility, and enhanced uncertainty about international trades and capital flows and may result in a slowdown in global trade and economic activity.

Increased tariffs and the potential for further trade restrictions may lead to a slowdown in global trade and economic activity, with disproportionate effects on emerging markets like Brazil. Such developments could result in greater currency volatility, reduced foreign investment flows, higher inflation, and increased interest rates in affected jurisdictions, including Brazil, all of which can negatively impact credit availability, borrowing costs, and the demand for financial products and services. Given our operations in Brazil’s financial sector, these adverse macroeconomic impacts could result in reduced credit origination, higher default rates, lower demand for our financial products and increased funding costs. Additionally, any deterioration in U.S.-Brazil trade relations or regulatory shifts impacting cross-border capital flows could restrict our access to international funding sources or affect the value of assets and liabilities denominated in foreign currencies. As a result, ongoing or future policies implemented by the current U.S. administration may have a material adverse effect on our business, financial condition and results of operations.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazil’s gross domestic product, or GDP, grew 2.3% in the year ended December 31, 2025 and 3.4% and 2.9% in the years ended December 31, 2024 and 2023, respectively. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Any downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Events that are not subject to our control, such as economic or political crises, may lead to a downgrade of the Brazilian sovereign rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors. Sovereign credit ratings affect the cost and other terms upon which we are able to obtain funding.

Following a prolonged period of stability, the rating agencies began to review Brazil’s sovereign credit rating in August 2015. Brazil’s sovereign credit rating has experienced multiple downgrades since 2015, with all three major rating agencies having stripped the country of its investment-grade status. However, recent actions suggest a more stable or improving outlook. As of the most recent updates, Standard & Poor’s upgraded Brazil’s rating to BB with a stable outlook in December 2023; Moody’s affirmed Brazil’s rating at Ba1 but changed its outlook from positive to stable in May 2025; and Fitch affirmed Brazil’s rating at BB with a stable outlook in July 2024, following an upgrade from BB- in 2023. These revisions reflect improved fiscal management and macroeconomic stability, though Brazil remains below investment grade and subject to ongoing political and economic risks. Consequently, the prices of securities issued by companies with significant Brazilian operations have been negatively affected.

A prolongation or worsening of low economic growth, political uncertainty or fiscal instability in Brazil could lead to renewed sovereign ratings downgrades. Any such downgrade could increase investors’ perception of risk and, in turn, adversely affect the trading price of our Class A common shares.

Risks Relating to Our Class A Common Shares

Our controlling shareholder owns all of our outstanding Class B common shares, which represent approximately 94.5% of the voting power of our issued share capital. This concentration of ownership and voting power limits your ability to influence corporate matters.

Mr. Marciano Testa, our chairman and chief executive officer, controls all decisions requiring approval of our shareholders through his beneficial ownership of all of our outstanding Class B common shares, and consequently, 94.5% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares. As a result, so long as our controlling shareholder beneficially owns Class B common shares representing at least 5.0% of our issued and outstanding share capital, even if our controlling shareholder beneficially owns significantly less than 50% of our outstanding share capital, our controlling shareholder will be able to effectively control all decisions requiring approval by our shareholders, including to appoint a majority of the members of our board of directors and other transactions that require shareholder approval. The decisions of our controlling shareholder on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. For further information regarding shareholdings in our company, see” Item 7. Major Shareholders and Related Party Transactions.”

We have granted the holders of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.

Under our Memorandum and Articles of Association, the holders of our Class B common shares are entitled to preemptive rights to purchase additional common shares in the event that there is an increase in our share capital and additional common shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which is approximately 63.3% of our outstanding shares. The exercise by holders of our Class B common shares of their preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information see the section titled “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital—Common Shares—Preemptive or Similar Rights.”

Future sales of a substantial number of Class A common shares in the public market, or the perception that such sales could occur, could cause the price of our Class A common shares to decline.

The market price of our Class A common shares could decline as a result of substantial sales of our Class A common shares, particularly sales by our directors, executive officers and significant shareholders, a large number of Class A common shares becoming available for sale or the perception in the market that such sales could occur. We have 58,700,711 Class A common shares outstanding, and 101,229,359 Class B common shares outstanding. Subject to the lock-up agreements described below, our Class A common shares are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

Our shareholders or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their Class A common shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their Class A common shares, the market price of our Class A common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A common shares to decline.

We, all of our executive officers and directors and the holders of substantially all of our equity securities have entered into lock-up agreements with the underwriters of our initial public offering that restrict our and our equityholders’ ability to transfer our securities, subject to certain exceptions, during the period ending on August 9, 2026, the 180th day following the date of our initial public offering. However, Goldman Sachs & Co. LLC may, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition, these lock-up agreements are subject to certain exceptions, including our right to issue new shares if we carry out an acquisition or enter into a merger, joint venture or strategic participation.

Furthermore, we intend to register all of the shares underlying outstanding options and any shares underlying other equity incentives we may grant in the future for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance to the extent permitted by any applicable vesting requirements and the lock-up agreements described above.

Sales of a substantial number of our Class A common shares, including upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these lock-up periods, could cause the trading price of our Class A common shares to fall or make it more difficult for you to sell your Class A common shares at a time and price that you deem appropriate.

Our Memorandum and Articles of Association contain anti-takeover provisions that may discourage a third-party from acquiring us and adversely affect the rights of holders of our Class A common shares.

Our Memorandum and Articles of Association contain certain provisions that could limit the ability of others to acquire control of our company, including provisions that:

•	authorize our board of directors to issue, without further action by the shareholders, undesignated preferred shares with terms, rights and preferences determined by our board of directors that may be senior to our common shares;
•	institute a staggered board of directors and restrictions on our shareholders to fill a vacancy on the board of directors under certain circumstances;
•	impose advance notice requirements for shareholder proposals;
•	limit our shareholders’ ability to call general meetings; and
•	require approval from the holders of at least two-thirds in voting power of all outstanding shares entitled to vote and voting thereon to amend any provision of our Memorandum and Articles of Association.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions than you desire. See “Item 10. Additional Information—B. Memorandum and articles of association—Description of Capital Stock—Anti-Takeover Provisions in our Memorandum and Articles of Association.”

Our dual class capital structure means that our shares are not eligible to be included in certain indices. We cannot predict the impact this may have on the trading price of our Class A common shares.

In 2017, FTSE Russell and S&P Dow Jones announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares, such as ours, from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell and S&P Dow Jones in the future. Under the announced policies, our dual class capital structure is not eligible for inclusion in either of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. It continues to be somewhat unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline.

The trading market for our Class A common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

We may not pay any cash dividends in the foreseeable future.

The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as our board of directors considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. See “Item 8. Financial Information—A. Consolidated statements and other financial information—Dividends and dividend policy.”

As a foreign private issuer , we have different disclosure and other requirements than U.S. domestic registrants.

As a foreign private issuer, we may be subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Cayman Islands laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IASB.

We cannot predict if investors will find our Class A common shares less attractive because we will rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and our share price may be more volatile.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our Class A common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(1) a majority of our executive officers or directors must not be U.S. citizens or residents; (2) more than 50% of our assets cannot be located in the United States; and (3) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

As a foreign private issuer, we rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A common shares.

The NYSE rules require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to follow, and we do follow, home country practice in lieu of the above requirements. See “Item 10. Additional Information—B. Memorandum and articles of association—Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

We are a “controlled company” within the meaning of the NYSE listing standards and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Mr. Marciano Testa, our chairman and chief executive officer, controls a majority of the voting power of our common shares. As a result, we are a “controlled company” within the meaning of the NYSE listing standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the NYSE, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We rely on some or all of these exemptions. As a result, we do not have a majority of independent directors and we do not have other corporate governance committees. Accordingly, you do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Act (As Revised) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not improperly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Memorandum and Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its shareholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Item 10. Additional Information—B. Memorandum and articles of association—Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a corporation incorporated in a jurisdiction in the United States.

In addition, shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States, and a substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, typically as determined by the Central Bank of Brazil, in effect on the date the judgment is obtained, and such amounts are then typically adjusted to reflect exchange rate variations and monetary restatements through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.

Lumina continues to have certain board appointment and consent rights following our IPO, which did not qualify as a “Qualified IPO” under the Lumina shareholders’ agreement.

On February 19, 2025, Mr. Marciano Testa and the other Agibank Brazil shareholders entered into a shareholders’ agreement with LCM Bigbang FIP Multiestratégia Responsabilidade Limitada, an investment fund affiliated with Lumina. Under this agreement, Lumina has the right to appoint one member to Agibank Brazil’s board of directors and certain consent rights. The agreement provides that it would automatically terminate upon the completion of a “Qualified IPO” or a business combination with a listed company. A “Qualified IPO” under this agreement requires, among other conditions, a mandatory secondary component of at least 30% of the total offering, gross aggregate proceeds (primary and secondary) of at least US$500 million, and Lumina’s ability to sell a minimum number of shares calculated pursuant to a formula in this agreement. Our IPO did not meet the definition of a “Qualified IPO” under the agreement and, as a result, the shareholders’ agreement migrated in connection with the Share Contribution to AGI Inc and continues to bind the parties on a mutatis mutandis basis until terminated in accordance with its terms.

As a result, Lumina continues to have the right to appoint one member of our board of directors and certain consent rights, including with respect to, among other matters: (i) changes to the rights of the class of shares issued to Lumina, (ii) certain changes to our profit distribution policy, (iii) changes in our coporate form, (iv) certain reverse stock splits, (v) the issuance of any additional shares of the same class as the shares issued to Lumina or the conversion of any other shares into such class, (vi) creation of another class of shares or changes to the rights of an existing class of shares which adversely affect the rights of Lumina under the shareholders’ agreement, (vii) certain business combinations, (viii) any business combination with certain related parties, (ix) the redemption or cancellation of the class of shares, (x) changes of control, (xi) any initial public offering that does not meet the definition of a “Qualified IPO,” (xii) the sale or grant to certain persons of shares under our partnership program or any other equity incentive plan, and (xiii) our participation in a special, temporary administrative intervention regime (Regime de Administração Especial Temporária) and our entering into bankruptcy proceedings.

Lumina’s interests with respect to these matters may differ from those of our other shareholders or from our own.

We may be a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year, which would generally result in adverse U.S. federal income tax consequences to U.S. investors in our Class A common shares.

A non-U.S. corporation will be a PFIC for any taxable year in which either (1) 75% or more of its gross income consists of “passive income,” or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, “passive income.” For this purpose, subject to certain exceptions, passive income includes interest, dividends, investments gains, rents and gains from transactions in commodities. Cash and cash equivalents are generally treated as passive assets. Goodwill and other intangibles (the value of which may be determined by reference to the excess of the sum of the non-U.S. corporation’s market capitalization and liabilities over the book value of its assets) are generally treated as active assets to the extent associated with activities that generate active income. A non-U.S. corporation will be treated as owning its proportionate share of the assets, earning, and income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

Based on proposed U.S. Treasury regulations, including regulations which are proposed to be effective for taxable years beginning after December 31, 1994 (and on which taxpayers may currently rely pending finalization), we do not believe we were a PFIC for our 2025 taxable year. However, because the proposed U.S. Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear, and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. Moreover, because we hold a substantial amount of cash following our initial public offering, we may be or become a PFIC if we do not deploy significant amounts of cash for active purposes. If we were a PFIC (or treated as a PFIC with respect to a U.S. Holder) for any taxable year during which a U.S. Holder holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding taxable years during which the U.S. Holder holds the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we are a PFIC (or are treated as a PFIC with respect to you) for any taxable year during which a U.S. Holder owns our Class A common shares, such U.S. Holder generally will be subject to adverse U.S. federal income tax consequences. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4. INFORMATION ON THE COMPANY

A.       History and Development of the Company

Our Evolution

Our journey began over 25 years ago with a vision from our founder, Mr. Marciano Testa: to make credit more accessible and affordable for the Brazilian consumers who needed it most. While still a college student in 1999, Mr. Testa founded Agiplan, the first building block of what eventually became the Agi that we are today. As our business grew, we identified new opportunities and adapted our strategy to better serve our target customers. In each phase, we strengthened our business, enabling us to offer our consumers greater value. The key phases of our evolution are:

Dates	Phase	Description	Learnings & Development
1999 – 2004	The Early Days of Agiplan	1999 – Marciano founded Agiplan, a distributor of various financial products for large Brazilian institutions.	How to acquire and serve customers in the low-income segment.
2004 – 2011	Agiplan Takes Off	2004 – Identified an opportunity to make credit more inclusive and affordable with the introduction of the social security benefits loan product in Brazil.	Deep expertise in social security benefits loans. How to originate credit at scale. The specific needs and pain points of elderly and retiree communities.
2012 – 2019	Becoming Agibank	2012 – Received our license to operate as a financial institution. 2016 – Agiplan acquired Banco Gerador, a fully licensed bank. 2018 – Rebranded as Agibank.	How to underwrite credit to the low-income segment. Full bank product suite, including a digital account and insurance products. Our Hyper-Local Smart Hub Network.
2020 – Today	Our Hyper Growth

2020 – Received a R$420 million investment from Vinci Partners.

2021 – Rebranded to Agi to simplify our go-to-market messaging.

2024 – Entered the public sector payroll loan market and received a R$400 million investment from Lumina Capital Management, welcoming Daniel Goldberg, a former board member of Nu, to our Board of Directors.

2025 – Entered the private sector payroll loan market.

We invested heavily in our tech and data capabilities.

Ability to grow quickly while generating strong profitability.

Increased our total addressable market significantly by expanding beyond the social security benefits loan market.

Additional Information

We are a Cayman Islands exempted company incorporated with limited liability. We were incorporated as AGI Inc on September 2, 2021. Our principal executive offices are located at Rua Sergio Fernandes Borges Soares, 1000, Prédio E1, Campinas, 13054-709, Brazil. Our telephone number at our principal executive offices is +55 19 3031-4000. Our website address is www.agibank.com.br. Information contained on, or that can be accessed through, our website is not part of, or incorporated by reference into, this annual report and inclusions of our website address in this annual report are inactive textual references only.

B.       Business Overview

Our Mission

Our mission is to revolutionize financial services for the largest and fastest growing segment of Brazil’s population: individuals who have been underserved by incumbent banks and have not been effectively reached by digital-only banks. We seek to make credit and banking solutions more accessible and affordable for the Brazilian consumers who we believe need it the most, including social security beneficiaries and private and public sector workers. We have designed a unique value proposition for this population, who may be older, have a lower income, be less tech-savvy or have less access to education. Our target market: (1) includes 107 million people, comprised of 41.4 million social security beneficiaries, 52.7 million private sector workers and 12.8 million public sector workers; and (2) represents a total estimated addressable market of over R$2.0 trillion in financial services as of September 30, 2025, based on data from the Central Bank of Brazil and SUSEP.

Who We Are

AGI Inc is a leading technology-powered provider of specialized financial services in Brazil. We empower nearly 6.7 million active clients, as of December 31, 2025, to access their social security benefits, severance fund benefits, and public or private sector payrolls through innovative secured lending solutions and complementary banking, credit and insurance products tailored to their needs.

To deliver our solutions, we developed a proprietary business model designed to bridge the product and service gaps between incumbent and digital-only banking. We combine disruptive technology capabilities, including cloud-based software, AI-driven automation, and mobile applications, with a proprietary network of asset-light retail locations that incorporate best practices from modern “experiential retail” pioneered by leading U.S. consumer technology companies. Our Agi Model was built on the foundation of three key pillars that we believe are the cornerstones of our success:

1.	Unique Hybrid Engagement Model – which is a unique go-to-market approach that begins with a friendly, welcoming and respectful in-person retail experience through our physical Hyper-Local Smart Hub network where we acquire and onboard many of our customers. Once a customer relationship has been established, we inform our customers about our products and migrate them to our mobile banking app that provides them with the convenience, speed and efficiency of digital self-service through which they can manage their accounts and sign up for new solutions. As our target market includes less tech-savvy customers for whom our app may sometimes be their first digital banking experience, we deploy Agi Agents in our Smart Hubs to provide end-to-end support in the on-boarding process. Agi Agents also provide step-by-step personalized guidance to our clients on how to manage their account and explore new products and services on our mobile app. This has resulted in 88% of our customers adopting digital channels such as our mobile app within 30 days of onboarding. Following the onboarding, the Smart Hubs continue to provide convenient access to in-person support should our customers face difficulties with the digital app and seek human interaction.
2.	Specially Designed Suite of Solutions – which are mission-critical for our target customers because they provide a path to financial flexibility that most incumbent bank offerings do not. Our solutions enable our customers to access their benefits and payrolls, access secured credit solutions, seamlessly adjust and refinance their credit usage as needed, and adopt a growing range of banking, credit and insurance products to meet the evolving financial needs of their daily lives. Although we leverage PIX to serve our customers and offer them a quick and easy way to transfer money and make payments, we can provide the full range of our suite of solutions without using PIX and independently of the PIX infrastructure operated by the Central Bank of Brazil.
3.	Powerful Proprietary Technology and Insights – which integrates our (1) cloud-based software tools that run our Smart Hub applications and operations, (2) proprietary processing platform which manages our core banking and transaction processing operations, (3) our AI-powered agents which automate a range of digital banking and customer service functions, (4) machine learning algorithms which optimize our credit scoring and underwriting, and (5) data-rich analytics platform that enables us to drive growth and efficiencies across our organization and deliver the best experiences to our customers.

As a result, our model has enabled us to achieve a powerful combination of market leadership, growth and profitability milestones. These include:

•	Leadership in Secured Lending – We have built a credit portfolio of R$34.9 billion as of December 31, 2025, of which R$30.0 billion, or 86.1%, were loans secured by a dedicated income stream, as further detailed in the following table.

	As of December 31,
	2025	2024	2023
	(in millions of R$)
Social security benefit loans(1)	27,538.1	19,416.7	12,556.1
FGTS-backed loans(2)	1,313.6	585.2	398.9
Private sector payroll loans(3)	864.0	0.0	0.0
Public sector payroll loans(4)	278.9	44.9	6.2
Loans secured by a dedicated income stream	29,994.6	20,046.8	12,961.1

(1)	Secured by social security benefits paid by the INSS. Social security benefit loans accounted for 79.0% of our total credit portfolio of R$34.9 billion as of December 31, 2025.
(2)	Secured by FGTS advances. FGTS-backed loans accounted for 3.8% of our total credit portfolio of R$34.9 billion as of December 31, 2025.
(3)	Secured by salaries paid by entities in the private sector. Private sector payroll loans accounted for 2.5% of our total credit portfolio of R$34.9 billion as of December 31, 2025.
(4)	Secured by salaries and benefits paid by the Brazilian government or public sector entities. Public sector payroll loans accounted for 0.8% of our total credit portfolio of R$34.9 billion as of December 31, 2025.

According to data from the Central Bank of Brazil, we had 8.9% market share of the total amount of outstanding social security benefit loans in Brazil as of December 31, 2025. In addition, according to the Social Security Institute, we were ranked the #1 social security benefit loans originator for the year ended December 31, 2025, with a market share of 16.0% of all loans originated in that period.

•	Valuable Customer Relationships – We have built a customer base by nurturing long-term relationships through our go-to-market approach, which we believe have enabled us to build a strong reputation for customer respect, fairness and transparency and high-quality service. As of December 31, 2025 we had a Net Promoter Score, or NPS, of 70.
•	Compounding & Durable Growth – We have generated strong growth over the past three years. From 2022 to 2025, our active client base and our total revenues grew at compound annual growth rates of 46.5% and 47.7% respectively, reaching R$10,694.2 million in total revenues for the year ended December 31, 2025 and 6.7 million active clients as of December 31, 2025. As of December 31, 2025, our active client base reached 6.7 million active clients, an increase of 72.9% compared to December 31, 2024. Despite our rapid growth, our total market share of all benefits and payroll related loans in Brazil remains relatively small, at only 3.6% as of December 31, 2025. As a result, we believe we are in the early stages of a long-term period of growth driven by the combination of:
•	Continued Market Share Gains from Incumbent Players – Because Brazil’s five largest incumbent banks still serve as the primary providers of payroll loans, with approximately 70% of the country’s credit balance in payroll credit, as of June 30, 2025; and
•	Continued Expansion of Our Addressable Markets – Because we recently entered two new large market segments that we believe provide a significant opportunity for expansion: (1) public sector payroll loans, which we decided to enter strategically in 2024 and (2) private sector payroll loans, which we entered in 2025 after the government implemented a new regulatory framework that made this segment more attractive and secure to serve. The private sector payroll loans growth opportunity was boosted by the introduction of a new Brazilian government program, “Crédito do Trabalhador” (“Private Sector Workers’ Credit”), which allowed private sector workers to be onboarded through digital platforms using a centralized and automated process through Brazilian government systems, reducing bureaucracy and improving efficiency and scalability.

•	Superior Unit Economics – We operate with strong unit economics that we believe are driven by our ability to operate more efficiently than the incumbent banks and monetize our client base more effectively than the digital-only banks due in part to our structural advantages. These include our:
•	Low CAC –We believe that our customer acquisition cost, or CAC, has declined over the year ended December 31, 2025 as a result of changes to the private-payroll loan regulatory framework, which has temporarily expanded the customer inflow, increasing client acquisition volumes without a corresponding increase in total acquisition costs. Based on our internal research, we believe that, even at 2024 levels, our CAC is one of the lowest across financial services companies in Brazil.
•	High LTV/CAC – We measure our customer acquisition efficiency by comparing the lifetime value, or LTV, of acquired customers to the CAC associated with those customers, resulting in an LTV/CAC ratio. We calculate LTV as the Risk-Adjusted NIM plus fee revenues, multiplied by the weighted average duration of the products, divided by the number of active clients during the year. Based on this methodology, we estimate our LTV/CAC to be greater than 20x in 2024. We believe that the lower CAC observed in the year December 31, 2025 was due to a temporary effect and that estimates for LTV/CAC in 2024 are in line with normalized levels for our business.
•	High ARPAC – Our monthly average revenue per active client, or ARPAC, for the year ended December 31, 2025, which we calculate as total revenues for the period, divided by the average active clients for the past four quarters, was R$163.9. This was more than three times higher than the median ARPAC of R$50 for Brazilian publicly traded digital banks for the year ended December 31, 2025, according to public filings made by such banks.
•	Low Cost-to-Serve – We can serve our customers with a much lower cost structure than Brazilian incumbent banks because (1) our Smart Hub locations are asset-light and require a smaller workforce than an incumbent bank branch, generally resulting in the possibility of rapid breakeven in under four months, and (2) we engage with most of our customers via our digital app, which drives further cost efficiencies.
•	Our Credit Portfolio – Historically, our portfolio has exhibited lower loss ratios relative to other consumer credit segments. As of December 31, 2025, 86.1% of our credit portfolio consists of loans secured by a dedicated income stream, enabled us to maintain a 3.7% 90-day non-performing loan rate, or NPL, and a credit loss allowance expenses/credit portfolio ratio of 5.6%. We believe this was significantly lower than the delinquency rates of the consumer portfolios of most of Brazil’s leading incumbent and digital banks as of December 31, 2025, based on the public filings made by such incumbent and digital banks.
•	Market Leading Earnings Growth – Our net income for the year was R$1,046.6 million in the year ended December 31, 2025, up 31.8% from the year ended December 31, 2024, having increased at a CAGR of 82.3% from 2022 to 2025. We believe this was the fastest net income growth rate in Brazil from 2023 to 2025, based on a benchmarking of public filings from the five largest traditional banks, but excluding the two largest digital banks in Brazil, which were not profitable in 2023.
•	Market Leading Profitability – We believe we are one of the most profitable financial institutions in Brazil based on our annualized return on average equity, or ROAE, of 35.8% for the year ended December 31, 2025. Based on publicly available information and subject to methodological limitations, we believe this was the highest ROAE in Brazil in the period, based on a benchmarking of public filings from the five largest traditional banks and the two largest digital banks in Brazil.

Our Unique Business Model

To successfully serve our customers, we have built a highly differentiated business model on the foundation of three key pillars that we believe are the cornerstones to our success, as illustrated below.

1.	Agi Pillar #1 – Unique Hybrid Engagement Model – Our hybrid model is a unique go-to-market approach that provides differentiated physical-to-digital engagement by combining a friendly, welcoming and respectful in-person retail experience with the convenience, speed and efficiency of digital self-service. This includes:
a.	Our Differentiated Hyper-Local Smart Hub Network, which provides:

i.	Large Retail Footprint with Highly Strategic Locations Across Brazil – We have 1,111 asset-light retail locations, which we call our Smart Hubs, positioned across over 720 cities that total to more than 146 million inhabitants, as of December 31, 2025. Our Smart Hubs are strategically located in easily accessible, high-traffic locations to attract new customers during their daily activities. We often locate our Smart Hubs near the bank branches of our competitors to attract new customers who may be frustrated with long-lines, long-wait times and poor customer service. The following figure shows our Smart Hub network as of December 31, 2025.

ii.	Superior Customer Experiences Versus Incumbent Bank Branches – Agi Smart Hubs are retail offices, not bank branches. They are designed to provide a differentiated retail experience that is modern, welcoming and friendly with fast service and short wait-times. They are paperless, Wi-Fi-enabled locations with no vaults, armed security or complex processes. Most of our customers begin their journey by being warmly greeted and served quickly by an Agi Agent who helps them to open an account, port their salary or benefits and apply for credit or insurance.
iii.	A Trusted and Helpful Gateway to Digital Banking – As part of our onboarding process, Agi Agents in our Smart Hub teach our customers how to manage their account and explore new products and services on our mobile app. For many customers, this can be their first digital banking experience, which can be daunting. So, we train our Agents to explain the convenience, speed and efficiency benefits of digital self-service in a patient and highly respectful manner. We believe this hands-on caring approach builds strong customer relationships and trust in a manner that is very different from the approaches used by incumbent banks and cannot be replicated by digital-only banks.
iv.	A Low-Cost Model to Better Compete Against Legacy Incumbents – Our Smart Hubs are asset-light and highly cost effective. We believe they require less capex, operate more efficiently with fewer employees and use less square footage per location than the average bank branch in Brazil. On average, our Smart Hubs require R$93,500 to set up and reach breakeven in four months.
b.	Our Digital Engagement and Service Platform, which enables Agi to:

i.	Expand Our Customer Acquisition Strategy – In addition to our Smart Hubs, we have also been increasingly acquiring customers directly though our digital channels as our brand and reputation for quality service has grown in the market. As of December 31, 2025, approximately 20% of our new customers joined us through a digital channel, which has enabled us to capture customers in markets and remote regions where we may not have a physical presence, yet.
ii.	Service Millions of Customers Efficiently at Scale – Our hybrid model enables us to combine the best attributes of physical and digital service. We help our customers become digital banking app users and create strong relationships and loyalty in the process. Over 88% of our Smart Hub clients begin using our digital app monthly within 30 days of onboarding, which empowers them to manage their benefits, apply for credit or refinance their balances from the comfort of their home, while lowering our operating and servicing costs over time.
iii.	Capture Wallet-Share and Drive Customer Cross-Sell – Our digital app also provides our customers with new offers and incentives on a recurring basis, which is a key driver behind our success in cross-selling new products. Since 2020, our active client cohorts have adopted more products and at a faster rate. For example, as of December 31, 2025 our active client base adopted an average of six Agi products over the course of their engagement with us, with over 75% of our active clients using at least five of our products.
2.	Agi Pillar #2 – Specially Designed Suite of Solutions – Our solutions and approach to customer service are tailored to our target segment, enabling our customers to (1) adopt a growing range of banking, credit and insurance solutions to meet the evolving financial needs of their daily lives, (2) access their benefits and payrolls through secured credit solutions, and (3) seamlessly adjust and refinance their credit usage as needed. This includes:
a.	Our Suite of Solutions to Meet the Evolving Needs of Customers’ Daily Lives, including:
i.	Accept Benefits – Onboarding solutions to help customers accept their benefits and salaries;
ii.	Manage Money – Banking solutions to better manage and spend their money;
iii.	Borrow Money – Credit solutions for different types of loans; and
iv.	Protect Assets – Insurance solutions to better protect their assets.
b.	A Focus on Secured Credit which provides key benefits to Agi and its customers, including:
i.	Fast Access to the Most Cost-Effective Loans – We believe payroll and benefits-linked credit are the most affordable loan products in the Brazilian financial system. For example, while unsecured personal loans had an average annual interest rate of 104%, social security benefits loans had an average annual interest rate of 24% in August 2025, according to the Central Bank of Brazil. As a result, we guide our customers to prioritize their usage of secured credit before taking on other more expensive credit products. This approach also enables us to benefit from one of the lowest risk credit portfolios of any financial institution of scale in the market.
ii.	Refinancing of More Expensive Existing Unsecured Loans – We support our customers throughout their financial journeys, enabling them to adjust their credit usage up or down based on their evolving spending needs and financial condition. If a customer over-extends themselves with a personal loan, we can often refinance it with additional secured credit, since most of our customers’ salaries and benefits are linked to inflation and usually increase every year. We believe this approach has helped us achieve the lowest NPL for consumer portfolios among sector peers, based on public filings by sector peers.

iii.	Superior Pricing, Cross-Sell, and ARPAC – Since we pay our customers’ social security benefits and salaries, we have access to differentiated customer data. We believe our model enables us to: (1) underwrite more accurately; (2) price personal loans more precisely than our competitors; and (3) cross-sell more credit products to our clients and increase our ARPAC.
iv.	Lower Risk Benefits- and Salary-Linked Personal Loans – As of December 31, 2025, over 99% of our personal loans were extended to customers whose benefits or salary payments were provided by Agi. We believe this enables us to (1) underwrite personal loans more accurately because we have unique access to our customers’ recurring cash flows and behavioral data, and (2) collect from our customers more effectively. We believe this combination has also contributed to help us achieve one of the lowest portfolio delinquency rates in the industry.
c.	Our Relationship Enhancing Service Model which includes:
i.	A Unique Approach to Recruiting Agi Agents – We recruit and hire our Agi Agents primarily from retail backgrounds in the local communities that we serve. We believe this approach helps us find employees who are more empathetic and productive, with stronger interpersonal skills and a better appreciation for customer service, than retail bankers.
ii.	Our Proprietary Training Model – All Agi Agents participate in an in-depth training program delivered at Agi’s headquarters, followed by field mentorship. Our proprietary curriculum includes training on Agi’s mission, strategies, solutions, technologies and operations, and is designed to instill a highly differentiated customer-centric culture with strategic alignment across the organization.
iii.	The Right Agent Incentive Structure – Since we prioritize customer education and satisfaction, our incentive structure for compensating Agi Agents includes targets beyond sales conversion, including overall NPS, customer retention and successful adoption of our digital banking app.
3.	Agi Pillar #3 – Powerful Proprietary Technology & Insights – We have built infrastructure and capabilities to differentiate ourselves in the market, drive growth and efficiencies across our company, and deliver the best experiences to our customers. Our tech investments include:
a.	Our Cloud-Based Software to Run Our Smart Hub Applications & Operations – We have built a proprietary cloud-based system and a suite of software applications to power our Smart Hubs, which enables our Agents to work and operate in a fully digital and paperless manner. As a result, we can onboard new customers in a fully compliant manner quickly and efficiently by digitizing and integrating workflow processes such as identity verification, facial recognition, digital signatures, loan simulations, new account set up, card issuance and others in a highly streamlined manner. In addition, our remote agent app provides Agi Agents with the capabilities of a Smart Hub on a mobile device, enabling them to find, convert and onboard new customers in the streets of Brazil.
b.	Our Proprietary Next-Gen Platform to Manage Our Core Banking & Processing – All our solutions are powered by our proprietary platform, which powers our core banking system, payment authorization and processing, credit underwriting and fraud prevention, as well as other functions such as regulatory reporting and customer services.

Built on modern-day hybrid cloud infrastructure, ensuring system redundancy, security and high availability, we can scale efficiently as we serve our fast-growing customer base. Our platform’s versatile microservices architecture enables us to develop modularly and launch new products and features rapidly and at relatively low marginal costs.

c.	Our AI Agents & Applications to Automate a Growing Range of Functions – We have developed a growing suite of AI agents and applications across our organization to automate a variety of functions within our company. For example:
i.	Customer Experience & Support – We built custom AI agents across multiple customer support functions, including: (1) intelligent sales funnel management agents that automate end-to-end onboarding; (2) our virtual service agent, called Gi, which manages a significant amount of our digital customer interactions to resolve routine inquiries; and (3) our internal resolution assistant, called Pergunt.AI, which enables our Smart Hub Agents to look-up and address routine process-related issues, driving faster decision-making and customer service.
ii.	Risk Management – Our risk-focused AI agents help us with: (1) fraud detection by scanning millions of transactions monthly to reduce false positives, cut review times from 12 days to two minutes, and allow real-time blocking of fraudulent transactions; (2) preventing money laundering by continuously monitoring and triaging suspicious patterns; and (3) legal workflow optimization, supporting a variety of processes, expediting document preparation, case screening, and dispute resolution.
iii.	Scalability Enablers – We deploy AI agents across a range of internal functions, such as: (1) compliance, where our tools automatically reconcile reporting datasets and regulatory updates to flag anomalies for human review; (2) software engineer, where we leverage co-pilots to generate, debug, and review code; and (3) HR management, where our AI agents optimize hiring processes across candidate sourcing, triaging, interviewing, and onboarding.
d.	Our Algorithms to Optimize Our Credit Scoring and Underwriting – We have designed and built 19 credit underwriting models by combining machine learning technologies with proprietary data we collect from our customer base. We believe that most other banks in Brazil use one or two models to cover that equivalent range of customer profiles. As a result of the breadth and depth of our underwriting capabilities, we have been able to grow our credit portfolio by over ten times since 2020, while also reducing our >90-day NPLs to 3.7%, an improvement of over 500 basis points since 2020, and achieving a credit loss allowance expenses/credit portfolio ratio of 5.6%, in each case, as of December 31, 2025.
e.	Our Data-Rich Analytics Platform to Drive Unique Insights – In exchange for providing customers with access to their benefits and salaries in a better way, we receive access to their financial backgrounds, behaviors and activities, such as their customer profile data, spending patterns, credit payment history, income data, mobile app usage, etc. We then enrich our proprietary data with other public and private sources to create a 360-degree customer view.

Our Market

Our Market Opportunity

Brazil is a land of significant opportunity to provide credit and banking solutions in a better way. As of December 31, 2024, Brazil had population of over 212.6 million, the 7th largest in the world, and generated a gross domestic product, or GDP, of R$11.7 trillion, being the 10th largest economy in the world according to the World Bank and the IMF. Nevertheless, we estimate that 107 million Brazilians, or approximately half of the population, have been underserved by incumbent banks and have not been effectively reached by digital-only banks. We believe that this is not only the largest but also the fastest growing segment of the Brazilian population, which represents a total estimated addressable market, or TAM, of over R$2.0 trillion in financial services as of September 30, 2025, based on data from the Central Bank of Brazil and SUSEP.

Why We Are Winning Versus Incumbent Banks – The Brazilian consumer credit market remains highly concentrated. As of the first quarter of 2025, the total credit balance in the Brazilian financial system, as measured by credit extended to the non-financial sector, reached R$18.8 trillion, with the five largest incumbent banks (Itaú, Bradesco, Banco do Brasil, Caixa Econômica Federal, and Santander) holding close to 70% of the outstanding balance of both unsecured and payroll-linked loans. We believe this concentration has historically led to limited competition, enabling the legacy incumbents to charge high interest rates and refrain from extending credit and other services to lower income and riskier borrowers. We believe this has created an opportunity for Agi to offer a superior value proposition for underserved Brazilians by providing the most cost-effective credit products for consumers in the market.

Despite the historical market concentration in consumer credit, the Brazilian financial landscape is undergoing substantial structural shifts fostered by: (1) increased digital penetration among the Brazilian population; and (2) regulatory innovation driven by the Central Bank of Brazil, such as the Open Finance framework, which promotes increased competition and decreases friction for consumers to switch from one financial services provider to another. As a result, market share penetration by digital-only banks continues to accelerate in credit origination, as evidenced by the successive market share losses of the incumbent banks in the graph below:

Source: Central Bank of Brazil.

Why We Are Winning Versus Digital-Only Banks – Notwithstanding the success of some of the digital disruptors in winning market share from the incumbents, the digital-only business models are not effective at serving a significant portion of the population because: (1) digital adoption in Brazil remains imbalanced across segments of the population due to low digital literacy, lack of trust, or a preference for in-person service; and (2) eligibility to qualify as an accredited INSS payor requires banks to maintain a robust physical presence. We therefore believe that our unique Agi model enables us to effectively compete with the digital-only fintechs by offering friendly and highly consultative in-store experiences and by capturing a large and resilient client base with captive inflow of new customers by serving as their accredited INSS payor.

Our Market Size

Our target market includes 107 million people, comprised of: (1) 41.4 million social security beneficiaries; (2) 52.7 million private sector formal workers; and (3) 12.8 million public sector workers.

Our TAM calculation is based on the current size of the markets we operate in, without making any assumptions regarding future market growth or increased penetration. For secured and unsecured credit, we use outstanding credit principal amounts as reported by official sources. For insurance, we consider gross written premiums (GWPs) as the relevant market size metric. This approach provides a conservative and transparent view of the total opportunity, resulting in an estimated TAM of approximately R$2.0 trillion, split between secured lending (R$718 billion) and complementary products such as unsecured consumer credit, insurance, FGTS advances, credit cards, and interchange (approximately R$1.3 trillion).

Agi currently operates across secured consumer credit, unsecured consumer credit, insurance brokerage, FGTS advance products and credit cards, resulting in a total addressable market of approximately R$2.0 trillion as of September 30, 2025.

Source: ABECS (Associação Brasileira das Empresas de Cartões de Crédito e Serviços), Central Bank of Brazil, Euromonitor.

(1)	TPV as reported by ABECS (Associação Brasileira das Empresas de Cartões de Crédito e Serviços) for the twelve months ended September 30, 2025. Assumes average 2024 interchange rate as released by the Central Bank of Brazil.

Consumer Lending in Brazil Suffers from Real Pain Points

Borrowing money in Brazil remains challenging, with consumers continuously facing high barriers to access affordable and reliable financial services from both incumbent and digital banks.

Challenges posed by incumbent banks include:

•	Concentration of Credit Among Incumbents Results in High Costs: Brazil’s banking sector remains highly concentrated, with the top five banks controlling close to 70% of total assets and deposits. This concentration has historically led to limited competition, high spreads, and restricted credit supply for riskier borrowers. Average interest rates on personal loans reached 104% per year in August of 2025, disproportionately affecting pensioners, retirees, and low-income workers. Despite recent credit expansion, penetration of affordable, payroll-linked lending remains limited outside of incumbents’ priority segments, as large banks prioritize prime borrowers to protect profitability, offering limited flexibility for low-income or informal customers who lack standard credit histories.

Source: Central Bank of Brazil (as of August 2025).

•	Limited Scalability of Regional Players: Cooperatives and regional banks continue to play a role in niche markets. However, their fragmented networks and limited technological capabilities generally prevent them from scaling competitively. Most rely on legacy IT systems and manual underwriting, constraining efficiency and pricing competitiveness. These players usually cannot match the cost-to-serve advantages or product innovation pace of larger banks and technology-first players.

Challenges posed by digital-only banks include:

•	Insufficient Adaptation of Digital-Only Models to Older and Lower-Income Populations: Brazil has experienced a significant acceleration in digital adoption, effectively reducing distribution friction and acquisition costs for lenders across the financial industry. This is evidenced by smartphone ownership reaching 88.9% of the population over 10 years old in 2024, according to Euromonitor research. Brazil’s digital infrastructure has become mainstream at scale, with key initiatives demonstrating widespread adoption: PIX had over 170 million users as of September 30, 2025, and Open Finance reached approximately 55.0 million data-sharing users in 2025, according to Euromonitor research. Despite this rapid digital penetration and the growth of fintechs and neobanks, adoption remains uneven, as a significant portion of the population remains functionally excluded from digital-only offerings due to low digital literacy, poor trust, or a preference for in-person service. This digital exclusion disproportionately affects demographics such as social security beneficiaries and public servants, who value human guidance in high-stakes financial decisions.
•	Physical Distribution and Access Remain Critical: Despite the growth of digital channels in financial services, social security benefits-linked credit continues to require significant physical distribution and trust-based engagement. The Social Security Institute’s auctions demand not only competitive pricing but also nationwide servicing capabilities, including physical points of service to originate and support contracts. Purely digital players are unable to meet these requirements and therefore cannot serve this segment of the population, reinforcing the importance of high-touch, hybrid distribution strategies within Brazil’s financial sector.

Key Market Growth Trends

We believe there are multiple factors that have driven and will continue to support the growth of our existing markets, including:

•	Favorable Demographic Trends: Social security retirees and pensioners represent 19% of Brazil’s population. As of December 31, 2024, social security benefits loans already represented 58% of paid benefits. As the population continues to age, so will the demand for social security benefits loans. For example, from 2022 to 2024, the share of people aged 65 years and over increased from 10.4% to 11.2%, and is expected to reach 23.3% by 2050. As a result, the number of individual benefit payments made by the INSS increased at a 4.3% CAGR from 37.5 million benefits to 41.4 million benefits over the same period, and social security benefits spending has increased from R$824 billion in 2022 to R$965 billion in 2024, which represents a CAGR of 8.2%, creating a predictable secured base for lending. We believe this growth trend will accelerate in the next years, mainly driven by the anticipated inversion of the demographic pyramid (i.e., a growing share of older Brazilians relative to younger cohorts), resulting in the expansion of the pool of beneficiaries eligible for social security benefits loans.

Source: IBGE estimates.

•	Wage and Employment Growth: Labor market dynamics are improving and directly expanding the addressable base for payroll-linked credit. The unemployment rate declined from 9.6% in 2022 to 6.6% in 2024, while real average household monthly income per capita increased by 27%, from R$1,586 to R$2,020. Formalization of workforce has also advanced: the share of formally employed workers increased from 59.2% in 2022 to 63.0% in 2024 while informality rate decreased to approximately 39% in the same year.

Source: Euromonitor, based on estimates from the IBGE.

•	Promising Regulatory Reforms: In 2025, the Brazilian government program introduced new legislation called “Crédito do Trabalhador” (“Private Sector Workers’ Credit”), which allowed private sector workers to be onboarded through digital platforms using a centralized and automated process through Brazilian government systems, reducing bureaucracy and improving efficiency and scalability. We believe this new policy will be transformative for the private-sector payroll loans market, with the potential to expand our TAM significantly.

Our Competition

Consumer lending in Brazil remains concentrated among a few incumbents, while digital challengers have scaled rapidly in payments and unsecured credit. A third category of regional banks and cooperatives maintains strong local footholds but faces technology and scalability constraints. This structure creates white spaces where regulatory barriers to entry and high-touch servicing are as important for client acquisition and retention as digital rails.

Brazil’s retail credit market is served by three main groups of players, each with distinct strengths and limitations shaped by their history, cost structure, and distribution models.

Large Incumbent Banks

The five largest banks together held close to 70% of the outstanding credit balance in Brazil as of the first quarter of 2025. Their advantages include nationwide distribution, strong balance sheets, and longstanding payroll loan franchises. However, these institutions remain structurally burdened by legacy branch infrastructure and complex organizational models that lead to high cost-to-serve.

The market share of incumbent banks in payroll credit has declined in recent periods as specialized competitors are more agile in underserved segments. While they retain cost-of-funding and scale advantages, their declining share highlights the structural opportunity for specialized players like Agi to capture momentum in payroll-linked and personal loans, particularly by combining nationwide reach with digital-first engagement.

Digital-Only Banks and Fintech Challengers

Over the past decade, new entrants have targeted the unsecured personal loan and credit card markets, leveraging mobile-first onboarding, free accounts, and simplified interfaces. These players have achieved rapid customer acquisition, particularly among younger and urban demographics. Nevertheless, their penetration in lower-income, less tech-savvy and older populations remains limited given the need for in-person education, trust-building, and high-touch onboarding. In social security benefits loans and FGTS-backed loans, digital-only players face structural disadvantages due to the lack of physical presence required from INSS accreditation and the operational complexity of deduction-at-source models.

Digital banks have expanded rapidly into unsecured personal loans, leveraging low acquisition costs and younger customer appeal. However, while they gained share in personal loans, their role in payroll credit has lagged due to structural disadvantages, leaving a gap for institutions that blend digital innovation with physical distribution.

In this context, Agi’s hybrid model positions it to address both markets effectively, competing with other fintechs on customer experience while succeeding in payroll credit where physical channels remain decisive.

Mid-Sized, Regional Financial Institutions

Smaller regional institutions maintain a significant share in certain geographies. They benefit from community-based trust, member relationships, and physical footprints in underserved areas. Their growth, however, is slower than both incumbents and fintechs, constrained by governance structures, access to capital, and often legacy technological stacks.

Regional banks have steadily increased their share of payroll credit by leveraging local presence, strong ties with public employees, and niche servicing models. Their growth underscores the ongoing fragmentation of the market, as consumers seek alternatives beyond incumbents. Yet these players face limitations in scale, technology, and capital, constraining their ability to compete nationally or expand meaningfully into personal loans. Agi benefits from the same community-based proximity while adding digital infrastructure, operational scale, and broader product reach, allowing it to outgrow regional peers and position itself as a national challenger.

Deep Dive on Market Size, Growth Rates and Dynamics

Overview of Payroll-Linked Loans (INSS, Public, and Private)

Payroll-linked loans are one of the largest, lowest risk and most resilient components of Brazil’s consumer lending market. Established by law in 2003, this structure enables repayments for credit servicing to be deducted directly from salaries or pensions, significantly reducing default risk. We have positioned ourselves as a key player in this space, particularly focusing on social security benefits loans, which serve retirees and pensioners receiving benefits.

Source: Based on the Central Bank of Brazil.

As of September 30, 2025, the payroll-linked credit market in Brazil reached R$717.9 billion, representing approximately 31% of total household credit balances. The segment expanded at a CAGR of 7.5% between December 2022 and September 30, 2025.

With lower loss rates and capped interest ceilings, payroll credit offers affordability to borrowers and capital efficiency to lenders. In addition to the cap on the interest rates, payroll loans are also capped by the share of the total monthly income of an individual that can be committed to credit installment deduction. Currently, regulations state that this cap ranges from 35% to 45%, depending on the segment of the population and the types of payroll-linked credit products a person contracts.

Payroll Deduction Cap by Product in Brazil, 2025

Category	Payroll Credit Cap	Payroll Credit Card Cap	Payroll “Benefícios” Card Cap	Total Payroll Cap
INSS Beneficiaries	35%	5%	5%	45%
Public Sector Workers	35%	5%	5%	45%
Private Sector Employees	35%	—	—	35%

Source:	INSS; Brazilian Ministry of Management and Innovation in Public Services (Ministério da Gestão e da Inovação em Serviços Públicos); Brazilian government. Note: Federal Laws 10,820/2003 and 14,431/2022 allow for payroll deductions related to credit card operations in the private sector. However, as of August 2025, payroll credit cards are not yet implemented under the “Crédito do Trabalhador” program (“Private Sector Workers’ Credit”). As a result, their availability in the private sector is currently limited to direct agreements between employers and financial institutions, outside the scope of the Dataprev platform.

Social Security Benefits Loans

Among the different types of payroll loans, social security benefits loans stand out as the most stable and affordable consumer credit option as of August 2025. These types of loans are subject to the lowest regulatory caps, with interest rates set by the INSS in correlation with the SELIC (the base interest rate in Brazil). In March of 2025, the government-defined cap was set at 1.85% per month.

Source: Central Bank of Brazil; INSS.

Source: Based on estimates from the Central Bank of Brazil.

Public Payroll-Linked Loans

Public sector workers (federal, state, and municipal employees) also benefit from deduction-at-source structures, with regulation imposing tenure and interest ceilings. This pool is attractive given job stability and above-average income profiles. Competition is intensifying as fintechs and regional banks seek to capture this market, but operational complexity in establishing agreements with different government entities remains a barrier to entry, favoring institutions with established relationships and scale. We benefit from the ability to integrate bespoke payroll agreements into its modular tech infrastructure, enabling faster onboarding compared to smaller peers.

Source: Based on estimates from the Central Bank of Brazil.

Private Payroll-Linked Loans

Private sector registered employees represent the most recent regulatory expansion. Following the introduction of the “Crédito do Trabalhador” (“Private Sector Workers’ Credit”) in March 2025, regulations now allow private payroll-deducted lending to be standardized and centralized through the government registry of private workers. This regulatory opening is structurally significant as it unlocks a new growth frontier within the payroll category. In recent years, regulators have introduced new frameworks to standardize contracts and reduce costs for borrowers, including better collection and collateral mechanisms to reduce default risk for lenders and portability rules that allow customers to migrate loans between lenders. These measures are designed to increase competition and consumer choice. For us, this regulatory shift plays to our advantage: our digital onboarding and branch-based customer engagement allow us to efficiently acquire and migrate clients from our competitors, underpinned by superior service and pricing.

Source: Based on estimates from the Central Bank of Brazil.

Overview of Personal Loans (FGTS, Unsecured Personal Loan)

Although this market is smaller compared to payroll credit and personal credit cards, personal loans have shown the highest growth since 2022, reaching R$373.1 billion as of September 2025, with a CAGR of 15.7% from 2022.

Source: Based on estimates from the Central Bank of Brazil.

Based on estimates from Euromonitor International estimates, Personal loans are divided into two segments:

•	FGTS Birthday Withdrawal Advance, representing 15% of the market as of September 2025; and
•	Unsecured personal loan, representing 85% of the market as of September 2025.

Source: Euromonitor International estimates based on FGTS (60F withdrawal), interviewed industry experts, IBGE and Central Bank of Brazil.

(1)	Euromonitor estimates FGTS advance withdrawal represents 14.6% of total personal loans as of December 2024 and 15.5% as of December 2025. FGTS advance withdrawal as of September 2025 of 15.2% assumes a linear extrapolation between December 2024 and December 2025 forecasts.

FGTS Advance Withdrawal

Although the FGTS Birthday Withdrawal Advance is categorized as a personal loan by the Central Bank of Brazil, the category follows a similar structure to payroll credit. FGTS anticipation loans were created by the annual withdrawal program (saque-aniversário) reform in 2020, which allows Brazilian workers to withdraw a portion of their FGTS balance annually during the month of their birthday. This segment allows formal workers to use their FGTS balances as collateral. Regulation sets strict parameters about how balances are accessed, limiting exposure, but ensuring affordability.

Source: Euromonitor International estimates from BCB (2022–2024) and desk research of main banks as of August 2025.

Unsecured Personal Loans

Unsecured credit, with a market size of R$316 billion, lacks built-in repayment security, which exposes lenders to elevated default risk and consumers to substantially higher interest costs. This segment primarily caters to higher-risk borrowers and is characterized by high interest rates and shorter maturities. While barriers to entry are relatively low, achieving scale is difficult due to significant customer acquisition costs and the complexities of delinquency management. Despite these inherent challenges, unsecured loans play a critical role in supporting household consumption, facilitating debt consolidation, and providing emergency financing, especially for populations excluded from payroll credit eligibility. This form of credit is governed primarily by regulations focused on interest rate transparency and consumer protection, and it does not require collateralization.

Consumer Insurance

The Brazilian consumer insurance addressable market reached R$201 billion as of September 2025 in terms of gross written premiums (the total premiums an insurer records for policies underwritten during a specific period, before any deductions for reinsurance or expenses like ceding commissions), expanding by 14.6% when compared to 2023. The sector covers a wide range of products, including life insurance, credit life insurance, urban protection, and others, reflecting the country’s dynamic and increasingly diversified risk landscape.

Despite its scale, the consumer insurance market in Brazil continues to face challenges beyond credit access. Profile approval remains a challenge, especially for those living at high-risk regions, in terms of urban violence, or excluded communities, often facing higher premiums or outright denial of coverage.

Our current offering of insurance products of credit life insurance, life insurance, and urban protection covered approximately 27% of the Brazilian Consumer Insurance Market as of September 30, 2025, showcasing the potential for future expansion.

Source: Euromonitor International estimates based on SUSEP and interviewed industry experts.

•	Credit Life Insurance: Protects lenders and borrowers by covering outstanding loan balances in the event of death, disability, or unemployment. Demand is tightly correlated with payroll-linked credit and unsecured personal loan expansion and penetration is particularly high in payroll credit, where insurance is often mandated or strongly recommended by lenders. Credit life insurance has been going through increasing standardization of product terms and regulatory scrutiny to ensure transparency in pricing and mandatory sales.
•	Market size: R$28 billion as of September 2025
•	Life Insurance: Provides financial protection for families in case of death or permanent disability, often bundled as simplified “mass” policies for middle- and low-income clients. The product is still largely concentrated among higher-income households, but expansion is occurring in underserved segments through bancassurance and digital channels.
•	Recent Trends: Growth of simplified digital products, lower minimum premiums, and regulatory backing for micro-insurance distribution.
•	Market size: R$26 billion in September 2025

Deep Dive on Our Regulatory Framework

INSS Accreditation and Auction Framework

Brazil’s payroll loan market operates under a highly regulated framework overseen by the Central Bank of Brazil, designed to safeguard beneficiaries and ensure stability in one of Brazil’s largest credit segments. Within this system, access to retirees and pensioners under the INSS is uniquely governed through an accreditation and auction process.

Banks that qualify as accredited INSS payors are given the right to disburse social security benefits directly into accounts, creating the foundation for payroll-linked lending. This regulatory design reduces systemic credit risk and ensures that beneficiaries have reliable, universal access to funds, while simultaneously creating high entry barriers for new participants.

•	Accredited INSS Payor as a Barrier to Entry: Accreditation gives banks a privileged starting point to establish the first relationship with retirees, which are free to borrow from any institution but typically begin with their payor bank. The status requires not only a full banking license, but also a nationwide footprint, cash-out capabilities, and operational capacity to handle high-volume benefit flows. These requirements limit the field to institutions with both scale and infrastructure, creating a structural moat against smaller or digital-only competitors. Being an accredited payor facilitates customer principality, which enables several benefits including higher penetration, better offering solutions, and more attractive rates.

•	Criteria and Process Eligibility: Eligibility to qualify as an accredited INSS payor involves strict compliance with Central Bank regulations and INSS standards. Institutions must maintain a robust distribution through physical micro-regional coverage and offer dependable channels for beneficiaries to withdraw funds. Entry into the system occurs every five years through auctions, where accredited institutions bid for the right to serve new cohorts of retirees. Once authorized, banks must continue to meet service quality thresholds and infrastructure requirements to remain accredited.
•	INSS Auction Dynamics: INSS auctions are conducted on a regional basis every five years. Bidders compete by offering the fee they are willing to pay to the entity per benefit deposited, with the highest bidders receiving priority access to new beneficiaries in each micro-region. The allocation system follows a preference list: the highest bidder is served first until capacity is reached, then the second highest, and so forth. Additional cases when the lower ranked bidders receive access to the beneficiaries are when the highest bidder: (1) fails to comply with the auction requirements or (2) decides to not serve that area for economic or strategic reasons. Importantly, existing retirees can port their benefits after the initial disbursement, enabling competitors to contest relationships post-auction. Winning bids therefore establish an initial right of access, but long-term capture depends on service quality, distribution reach, and customer experience.

We believe we are uniquely positioned in this framework as the only digital bank with access to the entire pool of approximately 41 million INSS beneficiaries. To gain market share within this segment, we will leverage a dual strategy of competitive auction participation as well as encouraging portability via superior offerings to attract new client relationships.

Public Payroll-Linked Loans

Brazil’s public-sector payroll loans operate on a federal legal base with state and municipal implementations that mirror the federal model.

Federal Law No. 8,112/1990 and Decree 8,690/2016 govern the federal payroll system, while Ministerial Ordinance MGI No. 7,588/2023 sets the federal interest rate ceiling at 1.85% per month, with ceilings for interest rates varying by Brazilian state, and a payroll deduction cap of 35% of income. In addition, legislation allows a +5% cap for a payroll credit card and, for the public sector, a further +5% ‘Benefits’ card, bringing the total cap to 45% of income for federal public servants. State and municipal cohorts typically follow this structure, with local administrative nuances.

The public payroll-linked loans model relies on established, centralized payroll rails, with penetration being higher in federal and state cohorts, while municipal cohorts are more fragmented, requiring greater operational coordination.

Private Payroll-Linked Loans

The private payroll-linked loans represent a distinct segment of the broader payroll loans market. Unlike INSS and public-sector payroll credit, this segment historically lacked an interest-rate ceiling, though it remained subject to the universal payroll deduction cap. Origination was traditionally constrained by the need for employer agreements with financial institutions and payroll file integration, which limited accessibility and slowed penetration. As a result, despite its potential, the private payroll market remained relatively small, with a total credit balance of R$59.5 billion in September 2025, growing at a CAGR of 13.9% between December 2022 and the third quarter of 2025 according to the Central Bank of Brazil.

A major regulatory milestone occurred in March 2025 with the launch of the “Crédito do Trabalhador” program (“Private Sector Workers’ Credit”), integrated into the government’s CTPS Digital platform (the digital employment card). This reform fundamentally reshaped the origination process by enabling workers to contract payroll loans directly through the CTPS Digital app, eliminating the need for pre-existing employer agreements.

In addition, the program introduced the use up to 10% of FGTS balances as collateral, expanding eligibility and reducing credit risk, while simultaneously accelerating approval through standardized digital verification of employment and income. The modernization was reinforced by MTE Ordinance 933/2025, which removed the prior restriction of one payroll loan per employment relationship, allowing multiple simultaneous loans per job, provided the borrower remains within the statutory deduction limit.

To strengthen consumer protections, the new framework re-established the payroll deduction cap at 35% of income. Unlike social security benefits or public-sector payroll credit, however, there is no statutory ceiling on interest rates, preserving pricing flexibility that allows lenders to adjust terms in line with borrower risk.

The regulatory shift of 2025 positions private payroll credit for accelerated growth by reducing historic frictions and placing origination in the hands of workers rather than employers. By digitizing onboarding and leveraging FGTS guarantees, the government has not only widened access but also lowered acquisition costs across the industry.

We believe that these reforms are expected to catalyze penetration in a market that has historically underperformed, creating opportunities for lenders with strong digital funnels and promptly scalable risk analytics and lending capabilities.

Our Strengths and Advantages

We believe that our highly differentiated business model has enabled us to develop significant core strengths which we believe are difficult to replicate and provide us with valuable competitive advantages. The combined benefits of these advantages have positioned us favorably in the market and fueled our strong growth and profitability. These include:

Our Core Market Strengths and Advantages

•	Hybrid Go-To-Market Approach – We acquire customers and expand our service relationships in a highly effective and efficient manner across three key channels: (1) 60% of our social security benefits customers via organic foot traffic near our Smart Hubs; (2) 20% of our social security benefits customers via becoming the payor for their social security benefits, and; (3) 20% of our social security benefits customers via our digital platform. Our Agi model enables us to interact with and acquire our customers in a better way, irrespective of whether we reach them through a friendly and highly consultative in-store experience, a referral from Brazil’s social security administration, or a convenient all-digital interaction. This differs materially from the limited capabilities of digital banks, which are unable to establish in-person relationships and acquire customers in this market segment due to government requirements for a physical presence to become a payor for social security benefits. As a result, we operate with unique market advantages such as (1) a diversified customer acquisition engine across physical and digital channels and (2) a broad physical footprint and reach with 1,111 Smart Hubs across Brazil as of December 31, 2025. Together, these capabilities enable us to acquire customers cheaply.
•	Superior Value Proposition for Underserved Customers – Our Agi model enables us to provide consumers with cost-effective credit products and a friendly and welcoming in-person experience where they can interact, consult and learn from an Agi Agent quickly and easily. For example, a consumer can (1) receive their benefits and a loan into an Agi account; (2) consult with Agi personnel to apply for lower rates and more flexible repayment terms; and (3) withdraw cash immediately at an ATM (often within an Agi Smart Hub). Our service levels are also fast with an average customer onboarding in less than 15 minutes. This differs significantly from the long lines, longer wait times, and poor customer service experiences of incumbent banks, and the limited engagement and consultation capabilities of digital banks. We also usually acquire new customers by initially offering loans secured by a dedicated income stream, which are the most cost-effective credit products for consumers in the market.
•	Trusted Brand in the Market – We have established a trusted reputation within the Brazilian communities that have historically been ignored or poorly served by incumbent banks and cannot be served by digital challengers. This segment of the population usually consists of older and/or lower income consumers who prefer to start financial relationships face-to-face and appreciate receiving in-person guidance on topics such as setting up their accounts and learning how to use our mobile apps. We believe this reputation for treating underserved consumers with a level of respect, appreciation and transparency empowers us with the market advantage of valuable brand equity, earned by Agi as we have consistently delivered NPS ratings above 70 over the past two years.

•	Leadership in Social Security Benefits Loan Origination – We were one of the first companies beyond the large incumbent banks in Brazil to provide secured lending backed by social security benefits. This has positioned us favorably within Brazil’s fastest-growing consumer segment, with limited competition because incumbent banks focus predominantly on higher-income segments and digital banks have structurally limited capabilities to serve and provide credit to this segment of the market. As a result, we operate with unique market advantages such as market leadership in social security benefits loans. According to data from the Social Security Institute in Brazil, Agi ranked as the #1 new social security benefits loan originator with a 16.0% market share for the year December 31, 2025. Agi’s positioning is reflected in its rising market share of social security benefits loans outstanding, which grew by 5.9 percentage points to 9.0% from December 2022 to December 2025, according to the Central Bank of Brazil. During the same period, the top two private incumbent banks have lost 8.9 percentage points of market share of social security benefits loans outstanding, according to the Central Bank of Brazil.

In January 2026, the Brazilian government enacted Law No. 15,327/2026, which introduced a more restrictive regulatory framework for the origination of INSS payroll-deducted loans, including enhanced authentication requirements and additional procedural steps aimed at strengthening consumer protection. In addition, certain of our operations were temporarily suspended by the INSS in August and December 2025. These suspensions have since been lifted pursuant to settlement agreements into which we have entered with the INSS under which we are required to comply with certain obligations, as further described under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—INSS Settlements.” We expect that this new legislation and the need to comply with our obligations under our settlements with the INSS will generate friction in our ability to capture new customers, retain existing ones or generate additional business from our existing customers. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—A significant portion of our revenues is tied to the maintenance of our agreements with the INSS, the loss, suspension or termination of which would materially and adversely affect our results of operations, financial condition and reputation,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to ongoing and enhanced supervision by the INSS pursuant to our settlements with the INSS” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our relationship with the INSS is subject to suspension or termination.”

We are the only neobank accredited by the INSS to accept social security and government benefit deposits. The INSS imposes several requirements to pay benefits to retirees and pensioners, including having a banking license and a physical presence, and offering personal advisory and cash out solutions, which we offer. To service our INSS recipients, we rely on our relationship with the INSS and on social security data and application programming interfaces provided by Dataprev, which is a government entity that is responsible for providing digital infrastructure and information technology services that support the administration of Brazilian social security programs. We believe that the need to comply with the requirements of the INSS and Dataprev may also create a barrier to entry.

Our Core Strategic Strengths and Advantages

•	Ability to Convert Physical Onboardings into Digital Relationships – Our Agi model was designed to combine the benefits of a large, low-cost physical retail network with the advantages of a digital bank. During our initial on-boarding process, our Agi Agents teach our customers how to use our digital banking app, apply for new credit and access new financial products and services, guiding them and answering questions in a friendly and respectful manner. We can then seamlessly convert our in-person relationships into scalable digital engagements, demonstrated by the fact that over 60% of our active clients use their Agi mobile app every month and our app is the fastest growing amongst financial institution peers in terms of downloads from 2023 to 2025. We believe this is a highly differentiated approach versus (1) digital banks which cannot engage and teach customers in-person, and (2) incumbent banks with higher cost structures which do not prioritize our target customer base with a comparable level of high-quality service. As a result, we believe Agi maintains a strategic advantage in being able to enhance customer trust and stickiness while scaling quickly and cost-effectively.
•	Our Portfolio – We lead with secured credit: most of our initial credit relationships with our customers begin with social security benefit loans, loans secured by benefit payments from Brazil’s Social Security Institute. These secured loans have historically resulted in a low risk of default, which enables us to operate with one of the lowest risk consumer credit portfolios in Brazil in terms of NPL. Furthermore, for clients at risk of defaulting on their personal loans, we can provide refinancing options for them through additional credit capacity that may be available via the social security benefits loans product. This serves to further mitigate our overall credit risk. As a result, we operate with unique strategic advantages such as one of the lowest risk consumer credit portfolios in Brazil. This is shown by Agi’s NPL ratio of 3.7% and its credit loss allowance expenses/credit portfolio ratio of 5.6%, in each case, as of December 31, 2025, compared to an industry average NPL ratio of 5.0% for consumer portfolios as of such date, according to the Central Bank of Brazil. Agi’s combination of a structurally lower risk portfolio with positive interest margins is reflected by its market-leading Risk-Adjusted NIM of 8.1%, compared to an average of 6.1% and 2.3% for publicly listed Brazilian digital banks and incumbent banks, respectively.
•	Ability to Monetize Customers Effectively – We have achieved this by: (1) leveraging our Smart Hubs and Agents to inform our customers about our suite of solutions at a relatively low cost versus incumbent banks; (2) showing our customers how to access new solutions efficiently through our digital app; and (3) leveraging our proprietary data to identify new credit and cross-sale opportunities to offer them. As a result, we operate with strategic advantages such as the ability to drive more product adoption within our customer base over time and increase customer stickiness and retention. As of December 31, 2025, our active clients had, on average, more than six products, and over 75% of our active clients have five or more of our products. This resulted in a high annual ARPAC of R$1,966.9 for the year ended December 31, 2025. Agi’s industry-leading ARPAC not only offsets its cost to serve—it positions Agi ahead of comparable digital banks on the critical ARPAC–Cost to Serve metric, reinforcing our competitive advantage and profitability.

For the year ended December 31, 2025, our monthly ARPAC (which is calculated by dividing monthly total revenue by average clients for the period according to the Central Bank of Brazil) of R$164 was significantly higher than the average of R$50 for publicly listed Brazilian digital banks, driven primarily by the higher intrinsic value of our core products and services.

•	High Barriers to Entry – We believe our integrated distribution, technology and operations platform provides us with a structural competitive advantage. Our nationwide presence in payroll-linked credit fulfills the regulatory requirements for physical presence to operate as an accredited INSS payor, enabling us to serve a large and resilient customer base, with captive inflow of new customers. As a result, we operate with a highly defensible business model: as an accredited INSS payor with a nationwide physical network, we capture benefit cash-in and a steady inflow of new customers, advantages that non-accredited digital banks and fintechs cannot replicate.

Our Core Operating Strengths and Advantages

•	Technology & AI-Powered Automation – We leverage advanced technology and AI-powered automation to drive efficiency and scalability throughout our operations. Our proprietary Smart Hubs operating system and powerful Agi Agent app enable rapid, paperless customer onboarding and offer personalized simulations of financial products. Our AI infrastructure automates core functions across risk management—identifying suspicious behaviors and escalating concerns—IT development through automated coding and systematic reviews, and talent management by streamlining recruitment processes. Additionally, intelligent analysis of competitor heat maps and foot traffic informs our strategic expansion of Smart Hubs, facilitating efficient and informed growth. As a result, we benefit from valuable operating advantages, such as: (1) we can scale quickly and efficiently, adding millions of transactions, without needing to upgrade our infrastructure; (2) we can launch new products and features faster than competitors operating on legacy systems, adapting quickly to evolving market dynamics; and (3) we have lower fraud and money-laundering incidents, reducing our fraud rates related to our loan and credit card portfolio from R$3.3 million in the year ended December 31, 2022 to R$0.5 million in the year ended December 31, 2025.
•	Data-Enhanced Decision-Making – We believe that our superior data-driven decision-making capability significantly enhances underwriting and cross-selling strategies. By exchanging benefits access for enriched data, we gain unique insights into customer behavior and creditworthiness. This data enables us to power our machine learning-driven credit engine to build up to 19 precise underwriting clusters to predict customer churn and proactively identify refinancing and cross-selling opportunities. As a result, we have the following operating advantages: (1) our sophisticated credit engine consistently achieves lower default rates (we reduced our >90-day NPLs by 28% to 3.7% over the past three years, while also achieving a credit loss allowance expenses/credit portfolio ratio of 5.6%, in each case, as of December 31, 2025) with more precise risk-adjusted pricing; and (2) we can drive more cross sell and refinancings, which in turn drive higher customer lifetime value and retention.
•	Highly Efficient Customer Support Platform – We maintain a highly efficient customer support platform, combining personalized in-person interactions at our Smart Hubs with advanced digital engagement capabilities. For issues that Gi cannot resolve, our highly trained human Agents step in to support our customers via digital channels. Finally, should a customer require more in-person assistance, they can return to a Smart Hub near them. This hybrid approach uniquely appeals to our primary demographic of older and lower-income segments, driving superior customer satisfaction and robust organic growth through word-of-mouth referrals.
•	Ample, Stable and Increasingly Diversified Sources of Funding – Agi benefits from diversified and resilient funding sources. Our multi-source funding strategy includes time deposits, letters of credit (“Letras Financeiras”) securitizations, institutional investments, and private equity support, complemented by stable, low-cost funding from social security and payroll deposits. Importantly, our portfolio is readily securitized, which enables our access to institutional and interbank financing. As a result, our funding strategy creates valuable operating advantages for our business: (1) the financial flexibility to grow our credit portfolio without funding constraints; and (2) our increasingly diversified funding base reduces our reliance on expensive wholesale borrowing and lowers our cost of funding. Our Core Financial Strengths and Advantages

•	High LTV & Short Payback – Agi boasts an industry-leading LTV/CAC ratio of over 20x. This superior financial performance supports profitability and capital efficiency, which we believe provides a strong foundation for future growth. As a result, we believe we operate with financial advantages such as the ability to monetize customer relationships and achieve shorter payback periods.
•	Improving Operating Leverage – We believe that we gain significant operating leverage from a combination of (1) our asset-light Smart Hub network, which we estimate to be 90% more efficient than the branches of the incumbent banks, and which provides us with substantial operating leverage, and (2) our hybrid model, which helps facilitate increasing adoption of our digital solutions and servicing model, and (3) our technology platform that enables us to develop and deploy our solutions, and support our customers in a scalable and secure manner. As a result, we can grow without having to invest materially in additional overhead to support our expansion. For example, our efficiency ratio has improved from 59.3% in the year ended December 31, 2022 to 40.6% for the year ended December 31, 2025.
•	Earnings Growth – Our net income for the year was R$1,046.6 million in 2025, up 31.8% from 2024, having increased at a CAGR of 82.3% from 2022 to 2025. As a result, we ranked as the #1 player among sector peers in net income CAGR from 2023 to 2025, based on public filings by sector peers. We operate with the financial advantage of generating increasingly larger amounts of free cash flow, which can either be invested into new growth opportunities, including accelerating our loan book expansion, or distributed as dividends to our shareholders.
•	Market-Leading Return on Average Equity (ROAE) – Since 86.1% of our credit portfolio is backed by loans secured by a dedicated income stream, we can operate with strong levels of regulatory capital and are still able to grow quickly and efficiently without being constrained by significant regulatory capital requirements. This differentiated risk profile, combined with our efficiency and profitability, made Agi #1 in ROAE in Brazil, with 35.8% for the year ended December 31, 2025, based on the public filings of sector peers.

Our Growth Strategies

We believe the attractive attributes of our market combined with strengths and advantages of our unique Agi Model have positioned us favorably to continue growing our business. Our core strategy is to continue addressing the needs of consumers who: (1) are poorly served and often ignored by incumbent banks; and (2) need more specialized capabilities and support that digital-only banks cannot provide adequately. We have also expanded to serve other members of our community, such as private sector and public sector employees, via our secured payroll-linked loans. We believe our approach significantly distinguishes us in the market and provides us with a large and attractive opportunity to grow our client base, volumes and profits by utilizing a strategic framework organized into the following three categories:

Grow Our Client Base

We believe there is a significant opportunity to grow our business by (1) unlocking greater volumes and profit pools embedded within our current client base and (2) win new customers within our target markets. Our growth strategies in this category include:

•	Growing With Our Existing Customers – We can grow through our 6.7 million active clients mainly due to (1) annual income adjustments resulting from natural wage inflation and other periodic embedded adjustments in benefit disbursements for social security beneficiaries (2) refinancing cycles that are intrinsic to our business, and (3) increasing client engagement. This growth enables us to increase average client credit limits, extending customer lifetime value within our existing base.
•	Increasing Wallet Share – We can increase wallet share of our customers’ financial activities by:

•	Increasing Client Monetization – As we build our client relationships, access more client behavioral data, and gain more client trust, we can increase our (1) client engagement, (2) customer monetization, and (3) ARPAC by:
•	Cross-Selling Additional Products – We can suggest new products to fit their needs. For example, after becoming the payor of a customer’s benefits or payroll, we can grow to become their primary bank relationship and/or cross-sell various secured credit or credit card products to such customer. We believe this strategy has been effective as illustrated by the increase in our cross-sale index across every cohort since 2020, with over 75% of our active clients utilizing five or more of our products as of December 31, 2025.
•	Expanding Addressable Credit – We aim to broaden access to credit by serving underserved Brazilians who often enter the financial system through payroll-linked products, such as social security benefits loans or FGTS advances. Once onboarded, we quickly increase our understanding of our clients’ behavior, enabling us to extend credit lines and offer adjacent products tailored to their needs, such as unsecured loans, credit cards, and insurance products. We are able to do that at an attractive price and manageable risk.
•	Driving Client Self-Service – We help our customers familiarize themselves and become comfortable using our digital platform by guiding them to adopt additional products via our mobile app. We use proprietary behavioral scoring models to provide them with personalized real-time offers on their phone and our AI-powered agent, Gi, can answer questions and help them through the evaluation and sign-up process. Our human service Agents are also available to help if a customer prefers, but over time we have helped many customers transition to our digital platform through a patient and respectful approach.
•	Winning New Customers – We can win and onboard new customers onto our platform through:
•	Organic Growth – We leverage our hybrid model to win new customers through our network. This includes our Agi Agents who can sign up new customers on the street outside our Smart Hubs, and our mobile app. Approximately 80% of our new social security and government benefit deposit customers for the year ended December 31, 2025 came from our organic growth channels (including 60% from Smart Hubs and 20% from digital-only initiatives), which benefit from several key trends and require very low to zero upfront costs, such as:
•	Viral Referrals from Existing Customers – We leverage our strong customer relationships to encourage referrals and win new customers through viral word-of-mouth from existing customers who we believe respond positively to our hybrid go-to-market approach, differentiated welcoming and respectful Agents and high-quality service.
•	Loan Portability from Other Financial Institutions – We gain customers through Brazil’s loan portability mechanism, which allows borrowers to freely transfer their outstanding social security benefits and payroll loan balances from one financial institution to another. By offering a better value proposition to prospective customers, such as better pricing, terms and service, we can win new customers from other financial institutions.
•	Digital Initiatives – As we invest in online marketing initiatives and advertising campaigns, bolster our social media presence and create more digital content, we continue to drive awareness around the Agi brand and utilize best-in-class funnel conversion techniques to drive more customers onto our platform. Approximately 20% of our new social security and government benefits deposit customers in December 2025 came from our digital channels.
•	New Client Inflows from the Social Security Institute – We selectively bid to become a designated social security payor at auctions held by Brazil’s government every five years depending on our evaluation of the market and the relative attractiveness of the region or regions being auctioned. If we are a winning bidder, we are referred to prospective new customers who are directed to receive their social security benefits through one of our Smart Hubs. Approximately 20% of our new social security and government benefits deposit customers for the year ended December 31, 2025 came directly from this channel due to our status as a region’s designated social security benefit payor.

•	Expanding Our TAM to Access New Customers – As we continue to expand into new product lines, we increase our total addressable markets and gain an entirely new category of customers to win over. For example:
•	Private Sector Payroll Loans – After the Brazilian federal government implemented a new regulatory framework in 2025 that made this segment more attractive and secure to serve, Agi was prepared to enter it as a well-capitalized, scaled and operationally efficient financial technology company. The addressable market of the private sector payroll market in Brazil is estimated to amount to R$77 billion by the end of 2025 according to data from the Central Bank of Brazil, and we believe it is well positioned to continue to grow.
•	Public Sector Payroll Loans – In 2024, Agi entered the public sector payroll market, which represents R$380 billion in total addressable market as of December 2025, according to the Central Bank of Brazil and we have already been approved by 56 government entities at the federal, state or municipal level to offer these loans.

Enhance Our Platform

We believe there are various opportunities to enhance the infrastructure and capabilities of our platform to capture new clients, volumes and profit pools beyond our current base. Our growth strategies in this category include:

•	Launch New Smart Hubs – We intend to continue growing our network of 1,111 hyper-local Smart Hubs, as of December 31, 2025, by opening new Smart Hubs in targeted high-traffic areas. We utilize a proprietary tool to analyze a number of variables, such as foot-traffic levels across Brazilian cities, the proximity of incumbent bank branches and other retail optimization considerations, to guide our selection of new Smart Hub locations. As we scale, we believe the majority of our new Smart Hubs will increase materially in productivity over time based on our data and experience in building our network to date.
•	Develop New Products & Features – We have developed and launched numerous products and features over the past five years, including public and private sector payroll-linked loans, unsecured personal loans, credit cards and a variety of insurance products. We plan to continue innovating and developing new products and features that are designed to meet the needs of our targeted customer base with a curated design, functionality, ease of use and financial attributes to meet the needs of our customers’ daily financial lives.
•	Launch New Partnerships – We may partner with new companies to sell their products on a white-label basis as our customers’ needs evolve, and we expand into different markets and sectors.
•	Leverage AI to Increase Our Capacity – Our strong focus on using technology to power and optimize our business processes at every level positioned us as an early adopter of AI at scale. We will continue to implement AI powered capabilities across our organization to grow our capacity, increase our speed and improve our efficiency. We have already benefitted from significant operational improvements driven by AI-automation, especially in the processing of credit applications, new customer onboarding, personalized offers, customer service and collections, which have contributed to our strong growth and profitability.

Expand Into New Markets

We believe there are a variety of opportunities to leverage our strong profitability to expand our business into new areas of growth over time. Our growth strategies in this category include:

•	Expand Further Across Brazil – We believe there is a large and attractive opportunity to expand beyond our current footprint into new areas of Brazil. For example, we are evaluating the potential to open new Smart Hubs in over 350 new municipalities across Brazil by 2030.

•	Execute Strategic Investments – As we continue to enhance our platform, we could make strategic investments in other companies where we could benefit from a commercial relationship to access new technologies, capabilities or other services so that we can serve our customers more effectively or we can grow our business in new ways.
•	Execute Acquisitions – While our historical growth has been primarily organic, we may selectively pursue strategic acquisitions that may consolidate our market, enhance our value proposition, improve our capabilities or expand our addressable market. We believe our highly scalable infrastructure will enable us drive robust synergies in many of the acquisitions that we may wish to pursue.
•	Enter New Geographies Beyond Brazil – While our current focus remains capitalizing on our competitive advantages to capture additional market share in Brazil, we may enter new markets outside Brazil with favorable regulations related to payroll or government benefits-linked consumer lending where we can leverage our expertise, model and platform.
•	Enter Adjacent Sectors – As we continue to scale the Agi Model and grow our Smart Hub network, we may selectively expand our suite of solutions to provide new types of services from adjacent sectors to our installed customer base to complement our core business.

Our Specially Designed Suite of Solutions

Private Payroll Loan
Your offer details
Private Payroll Loan
R$ 1,500.00
Get offer

Accept Benefits

- Social Security & Government Benefits Deposits
- Public and Private Sector Payroll Deposits

Borrow Money

Payroll Loan
Quick & Easy Cash
Pay in up to 84 months!
No hassle!
See offer

- Social Security Benefits Loans
- Private-Sector Payroll Loans
- Public-Sector Payroll Loans
- Payroll-linked Credit Card
- FGTS Fund Loans
- Unsecured Consumer Credit

R$ 800.00
R$ 616.62
Card settings

Manage Money

- Digital Checking Accounts
- Cash-Out Solutions
- PIX & Bill Payments
- Debit and Credit Cards

Protect Assets

Insurance
Take care of your safety in a simple way
Weekly prizes
Full support for you and your family
See plans

- Life Insurance
- Urban Protection Insurance
- Credit Life Insurance

Our Specially Designed Suite of Solutions

We offer a comprehensive suite of financial solutions, specifically designed to address the most critical needs of our consumers throughout their daily financial life cycle.

All our products are paperless, fully digital and conveniently accessible through multiple channels, including digital platforms (mobile app, website, WhatsApp) and physical Smart Hubs, ensuring a deep client relationship, unique experience and efficient processes.

Our portfolio seamlessly integrates solutions for our consumers to: (1) accept benefits; (2) manage money; (3) borrow money; (4) protect assets.

Accept Benefits

Social Security and Government Benefit Deposits

Clients can receive their Social Security and Government Benefit payments directly through Agi’s integrated platform, allowing them to access funds physically and digitally, via mobile app, telephone or internet banking, ATMs, and a network of 1,111 smart hubs across Brazil as of December 31, 2025. We ensure reliable, secure, and convenient access to essential benefits that support our customers’ daily financial lifecycle.

We are the only neobank accredited by the Social Security Institute to accept social security and government benefit deposits. The INSS imposes several requirements to pay benefits to retirees and pensioners, including having a banking license and a physical presence, and offering personal advisory and cash out solutions, which we offer. These requirements create a natural dependency and reliance not just on the INSS but also on social security data and application programming interfaces provided by Dataprev, a government entity, to be able to service our INSS recipients. We believe that the need to comply with the requirements of the INSS and Dataprev also creates a barrier to entry.

By being a designated benefit payer, captive consumers are instructed to go to our Smart Hubs to receive benefits. It also enables us to actively target and convert underserved customers from competitors with our on the ground sales team.

As of December 31, 2025, our Smart Hubs give us the potential to reach approximately 41.4 million social security beneficiaries.

Public and Private Sector Payroll Deposits

Our platform is designed to enable our customers to receive their monthly income, both from private and public institutions. Our clients have convenient access to the funds through our comprehensive banking ecosystem.

To enable this functionality, Agi’s platform must be formally accredited and registered with each public-sector employer or pension fund. As of December 31, 2025, Agi is accredited with 56 government entities, at the federal, state or municipal level. Once approved, Agi customers can receive their salary directly into their Agi accounts, apply for payroll-deductible loans with competitive conditions, and manage repayments seamlessly through our app or Smart Hubs. Private sector employees can freely transfer their payroll to directly receive the funds on our platform.

Manage Money

Digital Checking Accounts

A fully featured, ease-of-use digital checking account that supports all personal finance needs, from basic savings and deposits to payments and money transfers.

The fee-free account is directly offered by us and benefits from insurance by the FGC, or the Brazilian Credit Guarantee Fund (Fundo Garantidor de Créditos), a non-profit entity that manages a deposit insurance scheme designed to protect depositors in the event of the insolvency of a participating financial institution.

Cash-Out Solutions

We provide our clients with cash-out solutions via access to a nationwide network of proprietary and partners’ ATMs, enabling them to conveniently deposit and withdraw cash from their accounts. This is made possible through commercial partnerships with selected financial institutions across Brazil.

Through this network, we offer access to over 26,800 own or partner ATMs, ensuring convenience, accessibility, and cost efficiency for everyday banking transactions.

Furthermore, our clients are able to leverage our extensive network of hubs for unlimited free-fee ATM services.

PIX & Bill Payments

Seamless, free, instant payments via PIX, allowing transfers, bill payments, and merchant transactions. Available across all digital channels for 24/7 access.

Debit and Credit Cards

Mastercard-branded multi-function (debit and credit) cards, fully integrated with our digital ecosystem and available for in-store and online purchases, ATM withdrawals, and account management, providing clients with a simple, everyday tool to access and manage their funds.

Our debit card is accepted nationwide through major payment networks, and is equipped with contactless technology for faster, safer transactions.

Clients can also manage their card settings, such as limits, usage alerts, and blocking, directly through our app, reinforcing our commitment to security, control, and ease of use.

Borrow Money

Social Security Benefits Loans

Secured credit product for beneficiaries of Brazil’s Social Security Institute, with repayments directly deducted from their monthly government-guaranteed pensions.

Brazil’s credit market has traditionally been marked by high interest rates and elevated delinquency rates for unsecured credit products, so this secured, low-cost credit product has proven to be highly popular. Introduced in 2003-2004, social security benefits loans emerged as a strategic solution to expand access to more affordable credit for those with a stable, formal and verifiable government income source.

This type of loan is only available to retirees or pensioners who receive their recurring monthly social security benefits payments, which are paid by the Brazilian government. Given (i) the highly reliable and predictable nature of this income stream and (ii) that the Social Security Institute directly deducts the debt service from the social security payments to pay the financial institutions directly, the risk of default on social security benefits loans is very low, making it the cheapest form of consumer credit for borrowers and a highly predictable, attractive asset class for lenders in Brazil’s historically high-interest rate market.

As of December 31, 2025, social security benefits loans represented 72.1% of our total credit portfolio.

Key highlights of this product include:

Credit Type	Secured
Risk Profile

Low

Debt service is directly deducted from the social security payment before being deposited into clients’ accounts paying us directly

Agi incurs virtually no risk, given that a default is possible only if a client with an outstanding social security benefits loans were to pass away

Terms

•          Standards for this type of financing are set by the Social Security Institute

•          Interest rate cap, currently set at 1.85% per month. The Social Security Institute can adjust this cap from time to time, generally in accordance with changes in Brazil’s SELIC rate. There is also a maximum credit limit: debt servicing payments cannot surpass 35% of an individual’s aggregate pension or benefits payments

•          79 months average maturity and approximately 33 months average duration.

Features	Expedited approval, paperless process and in-app refinancing options

Private-Sector Payroll Loans

Private-sector payroll loans are a newly regulated credit product in Brazil that have emerged as a more affordable and accessible credit solution for private sector employees. It leverages direct salary deductions to significantly reduce default risk for lenders, thereby enabling lower interest rates, promoting greater security and reduced bureaucracy on a larger scale.

Launched in March 2025 through the Brazilian government’s employment record book digital platform, this segment now enables Agi to originate credit to millions of additional eligible customers.

Complementing our Social Security Institute and public-sector payroll loan offerings, we were one of the first neobanks to tap into this segment, and since the new rules for private-sector payroll loan market were established in March 2025, we received over 650 thousand credit simulation requests and a total of R$0.4 billion in loan origination from launch to June 2025. Our first-mover advantage resulted in being responsible for 25% of all loan simulations executed in Brazil following the new product regulation, and made Agi’s app the most downloaded app in Brazil amongst financial institution peers on both Apple’s App Store and Google’s Play Store between March 25 and March 29, 2025, according to RankMyApp.

As of December 31, 2025, private-sector payroll loans represented 2.5% of our total credit portfolio.

Key highlights of this product include:

Credit Type	Secured
Risk Profile	Low Automatic repayment directly from payroll, combining secured risk profiles with broader market reach
Terms	• 4.5% average interest rate per month as of December 2025 • 10 months average maturity
Features	Loan simulation and contracting through our fully digital onboarding process via the Agi app and WhatsApp, or in person at a Smart Hub with expedited approval

Public-Sector Payroll Loans

With a similar structure as loans secured by social security benefits and private segments, public-sector payroll loans offer a more accessible and affordable credit solution for public sector employees by leveraging the stability of their employment and directly deducting payments from their salaries.

Through bilateral agreements with the various regional government entities across the country, Agi provides accessible payroll loans for active municipal, state and federal employees, retirees and pensioners.

As of December 31, 2025, Public-Sector Payroll Loans represented 0.7% of our total credit portfolio.

Key highlights of this product include:

Credit Type	Secured
Risk Profile	Low Debt service is directly deducted from the public-sector payroll / pension payment before being deposited into clients’ accounts, benefiting from the higher stability of public sector employment
Terms	Key terms: • 1.6% average interest rate per month as of December 2025 • 61 months average maturity and 18 months average duration
Key Metrics	Agi is able to reach: • 56 government entities as of December 2025 • 3.6 million public-sector payroll employees as of December 2025

Payroll-linked Credit Cards

Revolving credit card linked to the cardholder’s salary, pension, or retirement benefit. Similar to payroll loans, it is available to public sector employees, retirees, and Social Security Institute pensioners, allowing lower interest rates than traditional revolving credit card rates in Brazil, which can reach three-digit percentages.

Payroll-linked credit cards often do not require a traditional credit analysis given the secured nature of the credit, making them more accessible to individuals who might have difficulty obtaining credit through more conventional means.

Our credit card provides a 40-day payment window and functions as both a debit and credit card. It supports transactions in physical and online stores, alongside a user-friendly account tracking via web and mobile applications.

To be eligible, clients must receive their payroll or benefits through Agi, and the product is offered under two modalities: a broader payroll-linked card, that can be requested by any customer that has payrolls or benefits payments linked to Agi; and a benefit-linked card, called ‘Benefícios’, exclusively to public payroll and social security benefits customers.

In terms of the maximum credit limit, an additional allowance of 5% of total income is granted to payroll-linked credit card customers, expanding the 35% credit limit to a maximum of 40% of an individual’s income. For those customers that are also eligible for the ‘Benefícios’ card, an extra 5% allowance extends the credit limit, boosting the credit limit to a total of 45% of the income.

As of December 31, 2025, payroll-linked credit cards represented 6.5% of our total credit portfolio.

Key highlights of this product include:

Credit Type	Secured
Risk Profile

Low

Debt service is directly deducted from the social security payment before being deposited into clients' accounts, resulting in a seamless, secure, risk-free cash cycle

Agi is essentially taking on mortality risk given that the funds are deducted from the government pension system

Terms	Key terms: • 3.0% average interest rate per month as of December 2025
Features	Payments, withdrawals, deposits, check bank statements at the ATMs of certain financial institutions with which we have commercial relationships

FGTS-Backed Loans

FGTS-backed loans allows workers to access a portion of their severance indemnity fund balance in advance. This loan is specifically available to those who have opted for the annual withdrawal program (saque-aniversário), which permits an annual withdrawal of a portion of their FGTS funds balance on the month of their birthday. The remaining FGTS balance serves as collateral for the loan.

A significant benefit of this product is that it does not compromise the client’s monthly income, as the payment is made from a fund (i.e., the FGTS) that workers generally cannot access freely on day-to-day basis, allowing for greater financial planning.

As of December 31, 2025, FGTS loans represented 3.5% of our total credit portfolio.

Key highlights of this product include:

Credit Type	Secured
Risk Profile	Low
Terms	Key terms: • 1.8% average interest rate per month as of December 2025 •
Features	Funds received within 24 hours, seamless approval through Agi, up to 10 annual severance indemnity fund withdraw installments

Unsecured Consumer Credit

Fully digital unsecured loans dedicated to customers that receive their benefits and payroll within our platform. This structure provides visibility of clients’ cash flows and extensive data on their financial lifecycle, resulting in improved risk assessment and lower and more accurate pricing of this unsecured credit to our customers.

As of December 31, 2025, unsecured consumer credit represented 12.9% of our total credit portfolio.

Key highlights of this product include:

Credit Type	Secured
Risk Profile	High
Terms	Key terms: • 7.5% average interest rate per month as of December 2025 • 23 months average maturity and nine months average duration
Features	Entire process in less than 24 hours, overdraft loans

Protect Assets

Life & Credit Protection Insurance

Agi functions as an insurance broker, where we act as an intermediary that advises our customers on suitable insurance products and then facilitate underwriting from insurers. Unlike insurance carriers, as a broker we do not assume any underwriting or coverage risk and instead earn fees or commissions for our insurance products.

We broker a range of insurance products, including life and credit protection insurance, ensuring customers and their families are financially safeguarded in case of unexpected events, with flexible premium structures and simple onboarding.

Our insurance product offering includes:

•	Life Insurance: we currently offer life insurance products to customers through an exclusive partnership with a global insurance provider. Through this partnership, we have been able to offer a more complete product offering to our clients, with better coverage levels and additional capabilities such as funeral assistance and reimbursement of medical expenses.
•	Urban Protection: also resulting from the global partnership with a global insurance provider, we offer our clients urban protection insurance policies, which combine multiple coverages under the same product, including accidental death, permanent disability from accidents, hospital admission allowance, card loss and theft resulting from withdrawal under coercion, and smartphone-protected wallet.
•	Credit Life Insurance: we offer our clients a delinquency protection product, which guarantees the full or partial settlement of outstanding debt in the event of unforeseen circumstances that prevent the borrower from fulfilling their payment obligations, such as death or loss of income. This policy is linked to the credit agreement, with us being the primary beneficiary. Particularly in the case of payroll loans, the terms are tailored for each agreement and premiums are calculated on the contracted amount and priced to reflect the transaction’s risk.

Our Hybrid Distribution Strategy

We have developed a purpose-built structure to capture and serve our target customer base, comprised of individuals underserved by incumbent banks and digital-only platforms. This approach is centered around our proprietary hybrid model, which combines a nationwide network of strategically located Smart Hubs with a fully integrated end-to-end digital platform. Together, these elements provide our customers with fast and convenient access to their financial benefits and banking services, high-quality personalized service, tailored support, and competitive credit costs.

We believe our differentiated hybrid model has been a key driver of growth, enabling us to deliver a unique value proposition and build strong, trusted client relationships. This ecosystem integrates the best attributes from both physical and digital channels as they highly leverage the Smart Hubs for personalized service and activation, while gaining access to our empowering, intuitive app to enhance the financial lives of our customers, being a paramount tool to best serve our target customers.

In addition, we employ various social and digital media initiatives to drive greater awareness and support across our ecosystem, fostering the development of our online portal and promoting a member-get-member strategy.

Our Smart Hubs Network

A Smart Hub is a compact, welcoming, asset-light retail location prepared to provide personalized onboarding and humanized service to our customers. They operate as true activation centers where customers can open an account, port salary or benefits, apply for credit, and issue a debit card, all with the option for human support from a trained, empathetic Agi agent that onboards clients one-on-one and train them how to use Agi’s digital solutions, empowering customers to become self-sufficient within our digital platform.

Our network of Agi Agents trains customers regarding products and helps them achieve their financial goals, offering short or no waiting times in our conveniently located Smart Hubs.

Our Smart Hubs provide a comfortable entry point for less tech savvy consumers, serving as a seamless gateway into our comprehensive, self-sufficient digital platform that will continue to empower, service and engage them. We operate a hyper-local Smart Hub network comprised of 1,111 locations accredited by 56 government entities at the federal, state and municipal level as of December 31, 2025.

Agi’s network of Smart Hubs also offers a unique value proposition in Brazil’s social security benefits payment system. In addition to acquiring customers directly through government-awarded auction microregions, Agi routinely converts customers who were assigned to other financial institutions, mostly at the expense of payers and lenders that lack geographic coverage or operational infrastructure to offer quality customer experience. This leading ability to capture benefit payments and credit through portability has become one of the key drivers of efficient customer acquisition and a point of strategic differentiation in the market, complemented by our ability to attract and serve credit-only customers.

Our Smart Hubs are designed as low-cost, high-quality customer acquisition and support centers. With an asset-light, paperless structure and no need for cash vaults or armed security, each location operates with only four Agents on average. As of December 31, 2025, Smart Hubs cost approximately R$93,500 to set up, reaching breakeven in just four months, on average.

Each Smart Hub incurs annual costs and expenses of less than R$422,000 per year on average, as our lean structure enables us to operate efficiently and focuses on delivering optimized customer experience at scale.

Smart Hubs are the equivalent of retail offices for Agi, rather than a bank branch. For illustrative purposes, if they were to be compared to incumbent bank branches, which typically require significantly more space, personnel, and capital, we believe Agi’s Smart Hubs operate at approximately a 90% lower cost than competitors branches per our internal estimates, enabling rapid, scalable expansion with superior unit economics.

Our Smart Hubs are strategically located to draw inbound traffic ensuring accessibility and engagement. Smart Hubs are situated in easily accessible, high-traffic locations to naturally attract potential customers during their daily activities.

Agi’s physical service footprint is deployed with precision. Each Smart Hub is launched through a standardized playbook that draws on proprietary geo-intelligence and execution routines.

•	Location selection leverages internal models combining Social Security Institute density, rent costs, foot traffic, and competitor proximity.
•	Hub layout and staffing are pre-configured, enabling replication at scale with minimal startup variance.
•	Each new opening follows a four-phase deployment plan: site selection, staffing, headquarters-led training, and operational go-live.
•	Hubs are embedded in local communities with onboarding rhythms adapted to the local context.

This repeatable approach allows Agi to scale national operations with tight control, fast time-to-breakeven, and high customer receptivity from day one.

We build our Smart Hubs within social security system microregions and targeted urban corridors, providing Agi with direct access to high-LTV customer pools that are usually harder to reach by digital-only players. Beyond leveraging our own social security auction awards, this approach also allows Agi to win customers initially assigned to other benefit payers. These customers are usually underserved due to low quality service standards or a lack of customized experience, effectively contributing to expand Agi’s reach through operational excellence and establishing a strong brand in the community.

Our hyperlocal network is paramount to attract our target customers, who are often less-tech savvy and require humanized support and one-on-one education regarding digital platforms. This high-touch approach offers a key differentiation from digital-only banking models that may struggle to fully support our target populations and are limited in their ability to establish a trust-based relationship. By providing in-person empathetic onboarding and portability, personalized account setup and a warm customer experience, Agi minimizes the adoption barriers typically associated with digital platforms, allowing the capture of benefit-linked relationships where competitors typically underperform.

This differentiated approach, coupled with extensive and in-depth support, has been instrumental in building trusted and long-lasting relationships with our customers.

Digital Platform: Scalable Engagement and Product Expansion

Our comprehensive digital platform empowers our customers to improve their financial lives, while providing ongoing service and engagement. The platform enables users to manage accounts, monitor benefits, and apply for credit through a user-friendly experience catered to our target consumer base and with the goal of empowering them to be self-sufficient with our app. The digital channel expands Agi’s reach, offering a seamless experience that appeals to prospective customers and fosters sustained engagement.

These tools are purpose-built to serve the same demographic targeted by Smart Hubs, with intuitive user interfaces, WhatsApp integration, and real-time personalization.

•	Complementary to Core Customer Acquisition Strategy: Approximately 20% of new social security customers join via digital-only channels.
•	High Digitalization Provides Gains of Scale: Over 89% of Smart Hub clients adopt digital channels within 30 days and 80% adopt digital channel at onboarding in the year ended December 31, 2025.
•	Strong Cross-Selling capabilities: Active clients hold an average of six financial products, reflecting deep cross-sell.
•	AI-powered Customer Service: Optimizing customer experience through automated responses and thoughtful next-steps suggestions.

The digital platform plays a critical role in monetization. Once a client ports their social security benefit or salary deposit to Agi, we become the default financial provider. We then leverage AI and behavioral data to drive more efficient engagement, automate credit renewals, expand wallet share through cross-selling new solutions and provide offers and incentives. This process allows us to generate higher customer retention and lower cost-to-serve, thus maximizing lifetime value. The natural shift from in-person onboarding to self-service product expansion creates a flywheel of growing ARPAC at a declining marginal cost.

Recurring client activity on the digital channel is a critical driver of scalability. Credit origination through this avenue has grown significantly, with over 30% of new loans being originated through our digital platform. This dynamic is particularly relevant among private-sector payroll clients, a segment characterized by higher digital adoption and engagement, with over 95% of new customers onboarding through our digital platform, as of December 31, 2025.

Within the social security benefits loans segment, the digital channel has become a pivotal driver of both refinancing and new loan origination among our existing client base. Over time, our origination through this channel has increased significantly from 4.2% in 2023 to over 30% in the year ended December 31, 2025.

This platform further enhances our client experience by enabling prospective borrowers to compare pricing, evaluate conditions, and conduct simulations in a transparent and frictionless manner. This evolution not only strengthens customer acquisition but also supports lower cost-to-serve and improved operational efficiency.

Our Technology and Analytics

At AGI Inc, we have developed mission-critical technology infrastructure to power our hybrid model, leveraging proprietary data, artificial intelligence, and cybersecurity to deliver seamless and highly efficient financial services experiences. With significant investments in cloud-based banking solutions, machine learning-driven underwriting, and advanced data analytics, we have established ourselves as a technology-first company.

By being based in Campinas in the State of São Paulo, one of Brazil’s leading technology hubs, we draw from top local engineering universities to recruit highly trained software engineers and data scientists. With a continuous flow of talent to our technology team, we can accelerate innovation and sustain rapid, in-house development at scale.

Our technology architecture is anchored in three foundational pillars, which together allow us to operate with the execution speed of a digital-first player, the reliability of a mission-critical provider, and the scalability of a national financial institution.

•	Dynamic Product Roadmap: We deploy new features and platform upgrades on a continuous basis through agile, flexible Fusion Teams that seamlessly integrate technology and business priorities. Our cross-functional approach to product and engineering management empowers us to execute rapidly in testing and iterating our new products and adapting to evolving market, regulatory and customer needs.
•	Enterprise-Grade Stability & Security: As of December 31, 2025, our platform supports 6.7 million active clients, many of whom rely on us as their primary salary or benefit recipient institution. As such, we have designed our infrastructure to meet the standards of mission-critical platforms, including strict uptime requirements, real-time failover architecture and best-in-class cybersecurity practices. Cloud-native elements are coupled with robust fallback protocols to ensure continuity of service across all channels.
•	Right-Sized Scalability: Unlike fully cloud-native players, our infrastructure is flexible, scaling elastically for transaction-intensive processes, while operating lean on predictable workloads. This dual architecture allows us to adapt during high-volume origination cycles, without incurring unnecessary costs for steady-state operations. Our stack is structured around microservices that can be selectively modular, enabling parallel execution and operational resilience.

Together, these pillars support the consistent delivery of our hybrid model at scale, powering real-time account opening, credit simulations, document capture, onboarding, and cross-channel servicing across our Smart Hubs, mobile apps, WhatsApp interface, and other digital platforms.

Agi’s Core Banking Platform

We have developed a fully integrated and technology-led financial services provider, designed for quality, scalability and speed to efficiently serve a large and growing customer base. At its foundation lies a proprietary core banking platform, purpose-built to deliver secure, scalable, and high-performance financial services across digital and physical channels.

The platform functions as the central engine of our business. It is responsible for, amongst many functions, managing the full lifecycle of customer interactions and transactions with real-time precision. It orchestrates customer onboardings and maintains account and balance data, it integrates all front-end channels into a seamless omnichannel experience, and it processes all core transactions, including account creation, payments, transfers, withdrawals, deposits, and credit disbursement. Lastly, our core banking platform maintains our financial ledger and ensures accurate reconciliation with our back-office accounting systems.

To support these capabilities, Agibank’s core banking platform integrates:

•	Microservices Architecture – Enables rapid development and modular deployment of new financial products, with no interruptions.
•	Hybrid Cloud and On-Prem Infrastructure – Ensures system redundancy, security and high availability, with flexibility for further scale on high throughput tasks.

•	DevOps & FinOps Teams – Maintain continuous improvement cycles, optimizing costs and operations.
•	AI-Driven Efficiency – Agi leverages AI technologies throughout the organization to maximize automation, efficiency and quality. This includes embedded AI solutions for monitoring, identifying, and addressing compliance and risk, enhancing onboarding and servicing, accelerating code development and review, and continuously improving operational productivity through real-time, data-driven insights.
•	Tier 1 Technology Partnerships – Collaborations with leading global tech firms to ensure high-performance infrastructure, architecture, and software solutions. We partner with Meta, Salesforce, Amazon, Microsoft, Oracle, FICO, Evertec, Google and OpenAI, amongst other global technology providers.
•	Fusion Teams – Cross-functional teams that integrate both technology and business professionals dedicated to deliver operational improvements with business-first prioritization and clear product orientation and ownership.

By leveraging a proprietary banking engine, we can ensure frictionless user experience, supporting real-time transactions, ML-driven credit underwriting and seamless omnichannel interactions across Smart Hubs, mobile apps and digital platforms.

Proprietary and Multi-Source Data Lake

We have built a robust and vertically integrated data architecture with an extensive lending data lake, which provides us with a 360-degree view of our customers. This enables us to collect, analyze and produce data-rich insights from multiple sources to underwrite credit more effectively, understand customer needs better and deliver hyper-personalized financial.

•	Proprietary Data Lake: We leverage public, private, and proprietary data to build a holistic view of customer behavior and financial health, including:

•	Proprietary Data – Generated through Agi’s platform usage, payroll deposits, spending behavior and customer geolocation insights.
•	Private Data – Sourced from telecom operators, alternative credit bureaus, behavioral data providers and retail analytics.
•	Public Data – Integrated from government bureaus, credit bureaus (Serasa, Boa Vista, SPC), the Brazilian federal revenue service, and the Central Bank of Brazil.
•	Data Processing and Monitoring: We have invested in big data infrastructure and ML-powered analytics, allowing for:
•	24/7 real-time monitoring through its network operations center (NOC) and security operations center (SOC).
•	A centralized data lake with 19 machine learning-powered credit underwriting models for different customer profiles.
•	Predictive Modeling: Our data science teams build and maintain proprietary risk and behavior models that move beyond historical scorecards to prevent fraud and anticipate customer needs, such as an opportunity to cross-sell more products or to discuss refinancing a loan to prevent a default.
•	Based on income volatility, credit usage, and engagement data, customers are matched to specific credit or insurance products with tailored pricing.
•	Models detect patterns of usage, financial stress and intent to port services to competitors.
•	Proprietary models flag emerging risk at the individual level, triggering automated interventions, such as messaging, limit reduction, or referral to the consultant network.

Credit Underwriting Algorithm and Risk Model

Our credit underwriting process is designed to combine frontier technology with strict regulatory requirements, ensuring both portfolio profitability and regulatory compliance.

We adopt market standards and rely on fully auditable and transparent statistical models where all equations and methodologies are explicit, testable, and regulator-approved.

We leverage our proprietary data lake and over a decade of accumulated insights into customer behavior to operate 19 distinct credit risk models, each tailored to specific customer risk profiles. These models incorporate multi-source data inputs, ranging from payroll deposits, transaction patterns to geolocation and engagement behavior, to produce a granular, segment-based assessment of creditworthiness.

This approach allows us to evaluate credit profiles with precision, ensuring responsible credit allocation and dynamically calibrate pricing, while maintaining strong asset quality and managing exposure at scale.

Our underwriting platform combines robust statistical methods with machine learning techniques, ensuring consistent predictions aligned with best risk management practices, being further strengthened by robust architecture and prescriptive and preventive capabilities:

•	Predictive Modeling – A key differentiator in our approach is the use of generative artificial intelligence to create non-linear features from unstructured data. This process expands the predictive capacity of our models, enabling significant advances in the KS (Kolmogorov-Smirnov) indicator. These models improve credit decisions and offer more tailored credit products, such as affordable unsecured loans with optimized pricing, in ways that would not be achievable with traditional techniques alone.
•	Comprehensive Data Architecture – Integrates active data users, real-time business intelligence reporting, and fully auditable security protocols to centralize and analyze risk data effectively.

•	Preventive Risk Module – Functions as a second line of defense by proactively monitoring borrower activity to prevent delinquency and credit deterioration. Our proprietary proactive analytics approach also supports our ability to detect risk early via customer behavior patterns, such as unusual billing or income volatility.

By combining bespoke, segment-specific risk models with our proprietary customer knowledge base, we have built a system that is not only cutting-edge in precision and scalability, but also fully aligned with compliance obligations. This tailored approach positions us as a technology-first lender capable of serving Brazil’s diverse demographics and ensure risk discipline.

Cybersecurity: Built to Protect a Mission-Critical Platform

We have established cybersecurity protocols to protect customer data and financial transactions. Our security stack includes:

•	Endpoint & Network Security – Advanced firewalls, intrusion prevention systems and VPN encryption.
•	Cloud and Infrastructure Security – Partnerships with AWS, Microsoft Azure and IBM Security for cloud-native protection.
•	Security Information and Event Management (SIEM) – Real-time threat intelligence and vulnerability management to prevent cyberattacks.
•	Security Orchestration, Automation, and Response (SOAR) – Framework that integrates threat detection, incident response and workflow automation to streamline and accelerate the resolution of security events while reducing manual intervention.
•	Identity & Access Management (IAM) – Ensuring secure authentication and fraud prevention across Agi’s digital platforms.

By implementing world-class security measures, we enhance customer trust and ensure regulatory compliance.

Artificial Intelligence and Next-Gen Initiatives

We approach AI as a mission-critical enabler of scale, efficiency, and risk control inherent to our operations rather than add-ons. Agi has embedded AI models directly into production workflows across customer service, sales, fraud prevention, and operations. All deployments follow strict protocols, with human-in-the-loop oversight and regulatory alignment to ensure reliability and trust.

We invest in training and the decentralized enablement of initiatives related to analytics and generative AI, where each part of our business can develop new technologies independently. As a result, we have a dedicated AI and analytics culture that provides generative and non-generative models, AI Agents, and powerful AI capabilities across multiples business verticals such as:

•	Customer Experience and Support
•	AI-Powered Sales Funnel: Agi’s funnel combines lead prioritization, eligibility assessment, and document validation through AI models. This allows for end-to-end digital onboarding and credit pre-approval, with human consultants activated only to finalize contracts and build personal trust where most impactful. This hybrid approach maximizes scalability while preserving customer intimacy.
•	“Gi” Virtual Service Agent: Manages a high share of customer interactions across app, WhatsApp, and voice, resolving routine inquiries end-to-end with automated workflows. For unresolved or complex cases, Gi escalates with full context to human consultants, reducing handover friction and resolution time.
•	Agi Consultant Assist (“Pergunt.AI”): Knowledge-retrieval and workflow orchestration tool for Smart Hub consultants, supporting decision-making with automated compliance checks and recommended next-best actions. By reducing manual steps and inconsistencies, the system elevates both speed and quality of in-person interactions.

•	Risk Management
•	Fraud Detection: AI-powered systems scan millions of transactions monthly, applying behavioral and statistical models to identify anomalous activity. These models reduce false positives and allow real-time blocking of fraudulent transactions, materially lowering financial losses.
•	AML Agent: Large language model-based AI agent continuously monitor and triage suspicious patterns related to money laundering. They escalate cases for human review with structured recommendations, ensuring compliance efficiency while reducing manual workload and regulatory costs. The implementation significantly reduced the average response time of alerts, from 12 minutes to two minutes per analysis, representing a reduction of 83% in processing time. With a monthly volume of 700 alerts, this optimization results in savings of 116 hours/month, allowing our tech team to focus their efforts on more complex and higher value-added investigations.
•	AI-enhanced Legal Workflows: Proprietary AI tools support litigation and regulatory processes, expediting document preparation, case screening, and dispute resolution. These agents automate standard filings, reduce dependency on external counsel, and significantly lower legal costs while accelerating time-to-resolution. As a result, average cost per proceeding decreased by more than R$100.
•	Scalability Enablers: We deploy AI agents across our internal operations, compliance, engineering, and HR workflows, unlocking tangible efficiency gains and lowering structural costs. These applications are already embedded in our daily processes and measurable at scale.
•	Compliance: Our compliance tools automatically reconcile reporting datasets and regulatory updates to flag anomalies for human review. This proactive approach allows us to identify issues and comply with anti-money laundering regulations, mitigating regulatory risks while reducing response time for each flagged alert.
•	Engineering & Coding: We leverage AI-assisted coding solutions that generate and review code. These tools are fully integrated into Agi’s workflows, enabling coding through natural language. This consistent AI-supported oversight enhances platform resilience and accelerates time-to-market for new features.
•	HR & Talent Management: In human resources, we have been hiring an average of 310 new employees per month, and, to do so, we need to go through more than 2,500 candidate interviews per month. Our AI agents help to optimize our hiring processes, having already achieved approximately 80% assertiveness in candidate-job matching (compared to a human hiring team), significantly reducing recruiter workload by streamlining hiring funnel and saving more than 10 workdays per month.

Our Customer Service and Support

Agi has built a highly disciplined and scalable customer operations platform designed to deliver personalized client support with consistency and efficiency. Our approach combines community-based physical presence, proprietary training programs, and digital enablement, empowering our teams to provide quality service to millions of Brazilians with empathy and precision.

Rather than relying solely on remote call centers or generic digital interfaces, our operating model is anchored in human relationships and supported by rigorous continued training, field-ready technology, and standardized playbooks. This model enables Agi to engage and retain customers often underserved by incumbent and digital-only institutions, particularly those who are lower-income, less digitally fluent, or accessing formal financial services for the first time.

At the heart of our operations lies a distinctive and scalable agent-led model, which is central to our ability to deliver high-touch service across Brazil’s regions. Our Agi Agents are trained financial service specialists, with an empathetic approach to be the face of AGI Inc within local communities.

•	Recruitment focus: Young candidates that come from retail and service backgrounds, screened for experience serving customers, and with strong interpersonal skills.
•	Proprietary Training Model: All Agi Agents participate in an in-depth training program delivered at Agi’s headquarters, followed by field mentorship. The curriculum covers Agi’s mission, strategies, solutions, technologies and operations, aiming to instill a customer-centric culture and creating strategic alignment across the organization.
•	Cultural alignment: Incentives prioritize customer education and satisfaction, digital transition success, and retention, not just sales conversion.

Unlike incumbent bank employees, the Agents’ role is essential to fostering long-term client relationships, which drive higher conversion rates and increased product penetration, particularly in areas where digital-only models fall short due to lower technological literacy.

This agent-led model serves as the gateway to our digital ecosystem, providing the necessary support and training to our customers, fostering digital engagement even from a less tech-savvy population.

Our Agents are equipped with a mobile-native toolkit designed for speed, transparency, and compliance, enabling them to onboard and support customers independently while maintaining centralized visibility. The powerful Agi Agent App empowers Agents with tools for fast and easy consumer onboarding (at hubs or remotely); managing daily tasks and customer interactions; tracking commissions and incentives; and simulating loan offers to consumers.

Through variable remuneration models tied to client acquisition, retention, and wallet share growth, Agents are fully aligned with Agi’s growth objectives and serve as a vital force in deepening local market penetration, enhancing customer satisfaction, and supporting sustainable growth at scale.

Our commitment to high-touch, humanized banking sets us apart in the industry. By combining in-person support with AI-powered automation, we ensure that clients receive tailored financial guidance across multiple channels, including WhatsApp, website, and mobile apps. This service model fosters deep customer relationships, driving higher retention, increased product adoption, and long-term value creation, enabling us to effectively convert customers from competitors. Certain features of this model include:

•	AI-powered chat, and human assistance: seamless interaction between digital and in-person service, ensuring quick issue resolution.
•	24/7 customer engagement: Service available across WhatsApp, mobile, web, and Smart Hubs.
•	Asset-light and integrated workflow: Agi Agents operate in a fully digital workflow with no paperwork or cash handling, with integrated data and customer relationship and management systems allow Agents to escalate service requests or access eligibility insights in real time.
•	Proactive client retention: predictive analytics enable personalized offers, reducing churn and maximizing customer lifetime value.
•	Financial literacy and inclusion: dedicated initiatives educate customers on credit, savings, and financial planning, further strengthening relationship.

This lean configuration enables high service output without compromising the quality of customer onboarding or financial education.

Competitive Landscape

We operate in one of the most complex financial ecosystems globally, where the regulator has been incentivizing increased competition throughout the system by fostering new entrants and innovative financial solution providers. Incumbent banks and digital-only challengers fiercely compete for market share across a truly diverse population. Yet, the largest and fastest growing portion of Brazil’s population – the lower-income and less digitally fluent demographic – remains substantially underserved. We believe that we are uniquely equipped to serve this customer base and that we are changing their consumption patterns for secure lending and banking services.

We believe both the incumbent banks and the digital-only challengers lack the structural capabilities to provide good quality service for this target customer base. The incumbent branch-based banks are constrained by rigid and inefficient processes that limit customer prioritization and personalization of service. Their high-cost infrastructure requires substantial prioritization of higher interest margin lending products with embedded lower appetite for the secure, interest-rate capped credit.

The digital-only banks’ lack of physical presence prevents them from processing social security benefits, resulting in substantial friction with customers. On top of this regulatory barrier, we believe that the lack of offices most importantly limits their ability to serve a customer base that inherently requires high-touch onboarding, personalized customer support, and one-on-one assistance, compromising their ability to create durable, trust-based relationships with customers.

We believe the key competitive factors in our market include:

•	Ability to establish a primary financial relationship with customers, capturing income inflows and anchoring long-term engagement.
•	Capacity to serve lower-income and less digitally fluent populations, which often require high-touch onboarding and on the ground engagement.
•	Physical presence or proximity to clients, especially in underserved regions where trust is key.
•	Culturally aligned and humanized service capability, with teams able to guide and assist customers through financial products and platforms, reducing friction and building trust.
•	Ability to manage risk and underwrite credit effectively, through data and analytics.
•	Efficient cost-to-serve infrastructure, enabling sustainable customer acquisition and servicing in lower-income brackets.

We believe we compete favorably across all key competitive factors in our market and that our hybrid model will continue to be an unequivocal differentiator through potential evolving regulation and competitive landscape.

Regulatory Overview

Regulatory Position of AGI Inc

Two of the subsidiaries of AGI Inc in Brazil, Banco Agibank S.A., or Agibank Brazil, and Agi Financeira S.A. – Crédito, Financiamento e Investimento, or Agi Financeira - S.A. Sociedade de Crédito, Financiamento e Investimento, conduct activities that are subject to regulation enacted by the Central Bank of Brazil and the Brazilian National Monetary Council (Conselho Monetário Nacional), or the CMN, and are licensed and supervised by the Central Bank of Brazil to operate, as follows:

•	Agibank Brazil is authorized by the Central Bank of Brazil to operate as a commercial bank (banco comercial), a type of financial institution that provides general banking services; and
•	Agi Financeira S.A. - Sociedade de Crédito, Financiamento e Investimento is authorized by the Central Bank of Brazil to operate as a credit, financing and investment institution (sociedade de crédito, financiamento e investimento), a type of financial institution engaged in active, passive and ancillary transactions inherent to credit, financing and investment portfolios.

In addition, one of our subsidiaries, Agibank Corretora de Seguros Ltda., or Agibank Insurance Broker, is subject to regulation enacted by the Private Insurance Superintendence (Superintendência de Seguros Privados), or SUSEP. As required by the applicable regulation, it has obtained an accreditation from SUSEP to operate as an insurance brokerage firm.

Regulatory Environment in Brazil

Financial Institutions

General Rules

Law No. 4,595, of December 31, 1964, as amended, or the Banking Law, lays out the structure of the Brazilian National Financial System, made up of the CMN, the Central Bank of Brazil, Banco do Brasil S.A., the National Bank for Economic and Social Development, or the BNDES, and other public or private financial institutions.

Local financial institutions can operate under various licenses—such as commercial banks, investment banks, credit, financing and investment companies, cooperative banks, among others—all of which are regulated by different rules issued by the CMN, the Central Bank of Brazil, and, if such financial institutions engage in capital markets activities, the CVM.

Pursuant to Banking Law and CMN Resolution No. 4,970 of November 25, 2021, as amended, or CMN Resolution No. 4,970, financial institutions must seek approval from the Central Bank of Brazil before operating their business, as well as carrying out certain actions provided for in applicable laws and regulations, such as appointing managers (including directors, officers and members of certain statutory boards, such as the audit committee and fiscal board), capital increases, changes of controlling shareholders, engaging in mergers, spin-offs and other corporate transactions, among others.

In addition, according to the Banking Law, Brazilian financial institutions are subject to specific limits and conditions on granting loans or cash advances to related parties, such as their relevant officers, directors, members of advisory boards, their relatives, controlling shareholders, individuals or entities with qualified equity interests, entities controlled or influenced by the institution, and entities that share directors or board members with the institution. Such restrictions are set forth in CMN Resolution No. 4,693 of October 29, 2018, or CMN Resolution CMN No. 4,693.

Commercial Banks

Commercial banks (bancos comerciais), such as Agibank Brazil, are entities licensed to offer typical banking products to both individuals and entities, such as taking of demand deposits and time deposits, providing loans and bank guarantees, conducting collection activities, engaging in foreign exchange transactions, providing underwriting services in the over-the-counter market, among others, in each case subject to applicable regulations. Moreover, a commercial bank can issue post-paid payment instruments (instrumento de pagamento pós-pago) and electronic currency (moeda eletrônica) and participate in the Brazilian Payments System.

In addition to general rules applicable to the incorporation of a financial institution, a commercial bank is subject to specific requirements to initiate its business. For instance, in order to grant an authorization to operate as a commercial bank, the Central Bank of Brazil requires a minimum net capital of R$17.5 million and the submission of a business plan. Commercial banks intending to operate in the foreign exchange market must add R$6.5 million to the minimum net capital.

Credit, financing and investment institutions (consumer credit companies)

Credit, financing and investment institutions (sociedades de crédito, financiamento e investimento), such as Agi Financeira S.A. - Sociedade de Crédito, Financiamento e Investimento, also known as “financeiras” or SCFI, are private financial institutions whose main objective is to carry out financing for the acquisition of goods and services, as well as for working capital. Consumer credit companies must be organized as a corporation (sociedade por ações) and its corporate name must include the expression “Crédito, Financiamento e Investimento” (credit, financing and investment).

A SCFI is not allowed to offer deposit accounts. However, such institutions can raise funds through the acceptance and placement of time deposits, which may benefit from deposit insurance provided by the Credit Guarantee Fund (Fundo Garantidor de Crédito), or FGC. interbank deposits, agribusiness bills of credit, known as LCA (Letra de Crédito do Agronegócio), financial letters of credit, known as LF (Letra Financeira), guaranteed real estate bills, known as LIG (Letra Imobiliária Garantida), and repurchase transactions.

Furthermore, on July 24, 2025, the CMN issued Resolution No. 5,237, which consolidates and modernizes the regulatory framework applicable to SCFIs. The rule consolidated previously disparate principles across multiple and outdated normative acts, and also revoked outdated rules. Key regulatory implications include the requirement for SCFIs to operate as joint-stock companies, maintain a minimum paid-in capital and net equity of R$7 million (with a 30% reduction for those headquartered outside Rio de Janeiro or São Paulo), and restrict their activities to a defined set of financial operations.

Insurance Brokerage Firms

Insurance brokerage firms, such as Agibank Insurance Broker must obtain SUSEP registration and authorization for their operations, pursuant to the rules in force and in accordance with Law No. 4,594 of December 29, 1964, as amended, or Law No. 4,594/64, and Decree-Law No. 73/66 (as well as regulation issued by the National Private Insurance Council (Conselho Nacional de Seguros Privados), or CNSP and by SUSEP). The insurance broker, whether an individual or legal entity, is the intermediary legally authorized to solicit and promote insurance contracts accepted by the current legislation, between the insurance companies and individuals or public or private legal entities. Only duly qualified insurance brokers pursuant to Law No. 4,594/64 and applicable SUSEP and CNSP regulation that have executed an insurance tender shall be paid the brokerage fees related to each insurance line, based on the respective tariffs, including in case of adjustment to the issued premium.

Under the applicable regulation, insurance brokerage firms such as Agibank Insurance Broker, are obligated to prove technical certification of all their employees and workers who directly participate in the insurance claims, customer service, and direct sales of insurance, capitalization and open supplementary pension products. Such certification shall be provided by an institution of recognized technical capacity, duly accredited by SUSEP.

Insured persons and insurance firms can pursue civil action against insurance brokers for losses incurred as a result of intentional malfeasance or negligence caused by brokerage activity. In case of non-compliance with the regulatory rules, in addition to the legal sanctions, insurance brokers and managers are subject to fines, temporary suspension from the exercise of the profession or registration cancellation.

Main Regulatory Authorities in Brazil

National Financial System

The Brazilian National Financial System (Sistema Financeiro Nacional) is composed, among others, of the following regulatory and inspection bodies:

•	the CMN (Conselho Monetário Nacional);
•	the Central Bank of Brazil (Banco Central do Brasil);
•	the CVM (Comissão de Valores Mobiliários); and
•	the SUSEP (Superintendência de Seguros Privados).

The CMN and the Central Bank of Brazil regulate the Brazilian financial sector. The CVM is responsible for regulating Brazilian securities market. Below is a summary of the main functions and powers of the most relevant of these regulatory bodies.

CMN

CMN is the main monetary and financial policy authority in Brazil, responsible for creating financial, credit, budgetary and monetary rules.

The current Brazilian banking and financial institutional system was established by the Banking Law.

According to Banking Law, the CMN’s main responsibilities are to oversee the regular organization, operation and inspection of entities that are subject to the Banking Law, as well as the enforcement of applicable penalties. The CMN has the power to regulate credit transactions involving Brazilian financial institutions and Brazilian currency, supervise the foreign exchange and gold reserves of Brazil, establish saving and investment policies in Brazil and regulate the Brazilian capital markets. The CMN also oversees the activities of the Central Bank of Brazil, the CVM and SUSEP. Other CMN responsibilities include:

•	coordinating monetary, credit, budget and public debt policies;
•	establishing policies on foreign exchange and interest rates;
•	seeking to ensure liquidity and solvency of financial institutions;
•	overseeing activities related to the stock exchange markets;
•	regulating the structure and operation of financial institutions;
•	granting authority to the Central Bank of Brazil to issue currency and establish reserve requirement levels; and
•	establishing general guidelines for the banking and financial markets.

Central Bank of Brazil

The Central Bank of Brazil is responsible for (1) implementing those CMN policies that are related to monetary, credit and foreign exchange control matters; (2) regulating Brazilian financial institutions in the public and private sectors; and (3) monitoring and regulating foreign investments in Brazil. The President of the Central Bank of Brazil is appointed by the President of Brazil (subject to ratification by the Senate) for a term of four years.

The Banking Law delegated to the Central Bank of Brazil the responsibility of permanently overseeing companies that directly or indirectly influence in the financial and capital markets, controlling such companies’ operations in the foreign exchange market through operational proceedings and regulatory reports, and supervising the relative stability of foreign exchange rates and balance of payments. In addition, Law No. 4,728/65 states that the CMN and the Central Bank of Brazil shall exercise their duties related to the financial and capital markets with the purpose of, among other things, facilitating the public’s access to information related to bonds or securities traded in the market and on the companies that issue them, protecting investors against illegal or fraudulent issuances of bonds or securities, preventing fraud and manipulation modalities intended to create artificial conditions of the demand, supply or pricing of bonds or securities distributed in the markets and ensuring the observance of equitable commercial practices by all of those professionals who participate in the intermediation of the distribution or trading of bonds or securities. The Central Bank of Brazil has authority over brokerage firms, financial institutions, companies or individual firms performing underwriting for resale and distribution of bonds or securities, and maintains a record on, and inspects the transactions of, companies or individual firms that carry out intermediation activities in the distribution of bonds or securities, or which conduct, for any purposes, the prospecting of popular savings in the capital market.

Other important responsibilities of the Central Bank of Brazil are as follows:

•	controlling and approving the organization, operation, transfer of control and corporate reorganization of financial institutions and other institutions authorized to operate by the Central Bank of Brazil;
•	managing the daily flow of foreign capital and derivatives;
•	establishing administrative rules and regulation for the registration of foreign investments;
•	monitoring remittances of foreign currency;

•	controlling the repatriation of funds (in case of a serious deficit in Brazil’s payment balance, the Central Bank of Brazil may limit remittances of profits and prohibit remittances of capital for a limited period);
•	receiving compulsory collections and voluntary deposits in cash from financial institutions;
•	executing rediscount transactions and granting loans to banking financial institutions and other institutions authorized to operate by the Central Bank of Brazil;
•	intervening in the financial institutions or placing them under special administrative regimes, and determining their compulsory liquidation; and
•	acting as depositary of the gold and foreign currency.

CVM

The CVM is a federal authority responsible for implementing the CMN’s policies related to the Brazilian capital market and for regulating, developing, controlling and inspecting the securities market.

•	The main responsibilities of the CVM are the following:
•	regulating the Brazilian capital markets, in accordance with Brazilian corporation law and securities law;
•	setting rules governing the operation of the securities market;
•	defining the types of financial institutions that may carry out activities in the securities market, as well as the kinds of transactions that they may perform and services that they may provide in such market;
•	controlling and supervising the Brazilian securities market through, among others:
•	the approval, suspension and de-listing of publicly held companies;
•	the authorization of brokerage firms to operate in the securities market and public offering of securities;
•	the supervision of the activities of publicly held companies, stock exchange markets, commodities and futures markets, financial investment funds and variable income funds;
•	the requirement of full disclosure of relevant events that affect the market, as well as the publication of annual and quarterly reports by publicly held companies;
•	the imposition of penalties; and
•	permanently supervising the activities and services of the securities market, as well as the dissemination of information related to the market and the amounts traded therein, to market participants.

The CVM has authority to regulate and supervise financial investment funds and derivatives markets. Pursuant to Law No. 10,198 of February 14, 2001, as amended, and Law No. 10,303 of October 31, 2001, the regulation and supervision of both financial mutual funds and variable income funds and of transactions involving derivatives were transferred to the CVM. In compliance with the Brazilian legislation, the CVM is managed by a President and four officers, all of whom are appointed by the President of the Republic (and approved by the Senate). The persons appointed to the CVM shall have strong reputations and be recognized as experts in the capital markets sector. CVM officers are appointed for a single term of office of five years, and one-fifth of the members shall be renewed on an annual basis.

SUSEP and CNSP

In Brazil, the regulation of insurance, co-insurance, retrocession, capitalization, supplementary pension schemes and brokerage is carried out by CNSP and SUSEP.

SUSEP is an independent agency in charge of implementing and conducting the policies established by CNSP and the supervision of the insurance, co-insurance, retrocession, capitalization, supplementary pension schemes and brokerage. SUSEP neither regulates nor supervises (1) the supplementary pension entities that are regulated by the SPC; and (2) the operators of private healthcare assistance plans, which are regulated by ANS. With the enactment of Supplementary Law No. 126 on January 15, 2007, the CNSP and SUSEP are also responsible for the regulation of the Brazilian reinsurance market.

CNSP is made up of one representative of each one of the following bodies: the Ministry of Social Security, the Central Bank of Brazil, the Ministry of Economy, the Ministry of Justice, the CVM and the superintendent of SUSEP – Private Insurance Authority.

The supplementary insurance and pension sectors in Brazil are subject to overlapping regulations. Decree-Law No. 73 of November 21, 1966, as amended, sought to centralize the legislation and inspection activities in the sector by creating the National Private Insurance System – SNSP, composed of (1) CNSP; (2) SUSEP; (3) insurance companies duly authorized to operate in the private insurance market; (4) the reinsurance companies; and duly qualified and/or registered insurance brokers. CNSP is linked to the Ministry of Economy and its main roles include: establishing the guidelines and rules for the private insurance policy in Brazil; regulating the incorporation, organization, operations and inspection of insurers, reinsurers, supplementary open pension funds, and capitalization companies, as well as establishing capital thresholds for such entities; establishing the general characteristics of insurance and reinsurance contracts; establishing general guidelines for insurance, reinsurance, supplementary open pension funds, and capitalization operations; establishing general accounting and statistical rules, as well as legal, technical and investment limits for the operations of insurers, reinsurers, supplementary open pension funds, and capitalization companies; and regulating insurance and reinsurance broker activities and the profession.

SUSEP’s main roles include: processing application requests of incorporation, organization, operations and inspecting insurers, reinsurers, supplementary open pension funds, and capitalization companies; issuing instructions and circular letters in connection with the regulation of insurance, reinsurance, supplementary open pension funds, and capitalization operations, in accordance with CNSP guidelines; setting forth the conditions of insurance plans to be used by the insurer market; approving limits for the operations of supervised companies; authorizing the use and release of assets and amounts given in guaranty for technical provisions and discretionary capital; inspecting and implementing the general accounting and statistical rules set forth by CNSP; inspecting the operations of supervised companies; and conducting the liquidation of supervised companies.

Brazilian Payments System

The CMN and the Central Bank of Brazil regulate and monitor entities that are participants of the Brazilian Payment System (Sistema de Pagamentos Brasileiro, or SPB), including payment institutions and payment scheme settlors, whose regulatory framework was created with the enactment of Law No. 12,865, of October 9, 2013, or the Payments Law. Such law sets forth the main legal framework for the payments industry, regulating payment institutions (i.e., issuers of electronic currency, issuers of post-paid payment instruments, acquirers (credenciadores) and, payment initiation service providers). Moreover, the Payments Law sets forth the principles for payment schemes and payment schemes settlors, which are part of the SPB.

Although payment institutions are subject to the supervision of the Central Bank of Brazil, they are not financial institutions and cannot perform activities that are restricted to financial institutions pursuant to applicable law and regulations, such as taking deposits and extending loans. Nonetheless, payment institutions and their management members must comply with several regulations applicable to financial institutions, including those relating to bank secrecy and anti-money laundering. They are also subject to the resolution regimes applicable to financial institutions.

Other Rules Applicable to Brazilian Financial Institutions

Main Limitations and Restrictions on Financial Institutions

The activities of financial institutions are subject to certain limitations and restrictions. In general, such limitations and restrictions relate to the offering of credit, risk concentration, investments, foreign currency loans and transactions, management of third parties and microcredit finance and payroll deduction credit. The main restrictions on banking activities established by the Banking Law and further applicable regulations are as follows:

•	no financial institution may operate in Brazil without the prior approval of the Central Bank of Brazil;
•	a financial institution may not acquire or hold real estate other than property intended for its own use, except when such property is received in satisfaction of a loan classified as difficult or for uncertain recovery, or when expressly authorized by the Central Bank of Brazil;
•	financial institutions are prohibited from carrying out transactions that fail to comply with the principles of selectivity, security, liquidity and risk diversification;
•	financial institutions are prohibited from granting loans or advances without a formal instrument evidencing such debt;
•	a Brazilian financial institution belonging to a prudential conglomerate classified in the Segment 3 (S3), as is the case of Agibank, may not lend more than 25.0% of its reference equity (patrimônio de referência) to any single person;
•	financial institutions are prohibited from carrying out repurchase transactions in excess of an amount corresponding to 30 times the value of their reference equity;
•	the registered capital and total net assets of financial institutions must comply with the rules governing share capital and minimum capitalization requirements imposed by the Central Bank of Brazil for each type of financial institution;
•	the total amount of funds applied in the fixed assets of financial institutions must not exceed 50.0% of their reference equity, and this limit must be observed on a permanent and consolidated basis within the prudential conglomerate;
•	financial institutions may not expose themselves to gold, foreign currencies, or assets and liabilities referenced in foreign currency in an amount equivalent to more than 30.0% of their reference equity, and this limit must be observed on a permanent and consolidated basis within the prudential conglomerate;
•	when carrying out transactions such as loans and financing, advances, leasing operations and credit limits, financial institutions may operate under certain conditions comprising, but not limited to, market conditions;
•	obligation to implement compensation policy for management consistent with its risk management policy. At least 50% of the variable compensation must be paid in shares or stock-based instruments and at least 40% of the variable compensation must be deferred for future payment over a minimum period of three years;
•	a financial institution may not hold direct or indirect equity interests in any company based in Brazil or abroad without prior approval of the Central Bank of Brazil. In addition, the corporate purpose of the company in which the financial institution invests must be complementary or subsidiary to the activities carried out by the investing financial institution, and the investment must comply with applicable capital and operational limits;
•	possibility of distributing results, for any reason, only in an amount higher than the legal minimum, in situations where such distribution will not compromise the compliance with capital requirements determined by the Central Bank of Brazil, and any resolution approving the distribution of results in excess of the legal minimum must also take into account the present and future impact on compliance with the minimum capital and other operating limits established by the Central Bank of Brazil;
•	obligation to comply with anti-money laundering and anti-corruption regulations;
•	obligation to implement internal policies and procedures to control, operational, and management information systems in compliance with all applicable regulations;

•	obligation to maintain a portion of customer deposits with the Central Bank of Brazil, as compulsory reserves; and
•	obligation to maintain sufficient capital reserves to absorb unexpected losses, in accordance with the rules of the Central Bank of Brazil and prudential requirements.

Corporate Capital and Limits of Exposure

Financial institutions are subject to an extensive set of rules issued by CMN and the Central Bank of Brazil relating to corporate capital, exposure limits and other solvency requirements that follow the principles recommended by the Basel Committee, especially in view of the systemic risks associated with the relationship and activity of financial institutions. As such, CMN and the Central Bank of Brazil seek to guarantee the solvency of the National Financial System and mitigate systemic risks.

Resolution No. 5,060 requires a minimum paid-in capital and net equity threshold of R$17.5 million for commercial banks, such as Agibank Brazil, and sets the corresponding requirement for multiple-service banks as the aggregate of the thresholds applicable to each of their constituent business lines. A 30% reduction applies to institutions whose head office is located outside of the States of Rio de Janeiro or São Paulo.

In addition, CMN Resolution No. 5,237 provides that the base minimum paid-in capital and net equity requirement of R$7.0 million for SCFIs, subject to the same 30% regional reduction noted above.

According to such rules, the capital requirement standards are expressed as ratios of the capital available stated by the Total Capital, composed by the Tier I Capital (which comprises the Common Equity and Additional Tier I Capital) and Tier II Capital, and the risk-weighted assets, or the “RWA.” For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market and operational risks.

The Total Capital, used to monitor the compliance with the operational limits imposed by the Central Bank of Brazil, is the sum of three items:

•	Common Equity Tier 1: sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.
•	Additional Tier 1 Capital: consists of hybrid instruments of a perpetual nature hybrid, non-cumulative dividends, among other eligibility requirements set forth in the applicable regulations. Together with Common Equity Tier I, it makes up Tier I Capital; and
•	Tier 2 Capital: consists of hybrid instruments with defined maturity dates and loss absorption mechanisms, among other eligibility requirements set forth in the applicable regulations. Jointly with Common Equity Tier I and Additional Tier I Capital, it makes up Total Capital.

Pursuant to applicable law, Brazilian financial institutions are required to maintain a minimum prudential ratio that must correspond to the capital required to cover the risks resulting from their activities. According to CMN Resolution No. 4,958, of October 21, 2021, or CMN Resolution 4,958, the minimum requirement of Total Equity corresponds to at least 8% of the RWA, of Common Equity Tier I corresponds to at least 6% of the RWA and of Additional Tier I Capital to at least 4.5% of the RWA. Besides the minimum requirements, the rule also establishes capital buffers known as Additional Common Equity Tier I Capital, or “ACP,” corresponding to the sum of the components ACPConservation, ACPCountercyclical and ACPSystemic, which, jointly with the aforementioned requirements, increase capital requirements over time. The amount of each component and the minimum regulatory requirements are provided for in CMN Resolution 4,958.

Pursuant to CMN Resolution No. 4, 553 of January 30, 2017, Brazilian financial institutions can be classified into five categories of risk, with S1 being the most systemically relevant financial institutions and S5 being the least systemically relevant financial institutions. In this sense, certain of the aforementioned capital components are only applicable to financial institutions framed in the S1. For instance, the ACPSystemic is not applicable to Agibank Brazil or Agi Financeira S.A. - Sociedade de Crédito, Financiamento e Investimento, given that the prudential conglomerate comprised by such entities falls under the S4 category, representing a lower systemic risk.

Moreover, CMN Resolution No. 4,557 of February 23, 2017, or CMN Resolution 4,557, consolidates and expands Brazilian regulation on risk and capital management for financial institutions and other institutions licensed to operate by the Central Bank of Brazil. The rule is also an effort to incorporate recommendations from the Basel Committee on Banking Supervision into Brazilian regulation. The rule states that risk management must be conducted through a unified effort by the relevant entity (i.e., not only must risks be analyzed on an individual basis, but financial institutions and other institutions licensed to operate by the Central Bank of Brazil must also control and mitigate adverse effects caused by the interaction of different risks). It also strengthened the rules and requirements related to risk management governance and expanded on the competence requirements and duties of the risk management officer.

The rule sets out different structures for risk and capital management, which are applicable for different risk profiles set out in the applicable regulation. Consequently, less sophisticated financial institutions can have a simpler risk management structure, while institutions with more complexity must follow stricter protocols.

Recent Developments in Prudential Regulation

On April 26, 2023, the Central Bank of Brazil issued Resolution No. 313, which came into effect in July 2024 and addresses the second phase of the Central Bank of Brazil’s market risk framework (FRTB). This resolution establishes the procedures for the daily calculation, using a standardized approach, of the portion of RWA related to the calculation of the capital required for exposures to the credit risk of financial instruments classified in the trading book (RWADRC). The changes provided by the resolution include the separation of the calculation of capital requirement for exposures subject to credit risk in the trading book from those classified in the banking book. This separation enables the elimination of exposure protected by credit derivatives and encourages institutions to incorporate hedging mechanisms into their portfolios to reduce effective exposure to risk.

With respect to operational risk, the Central Bank of Brazil issued Resolution No. 356, on November 28, 2023, which came into effect in January 2025 and will be implemented gradually until 2028, softening its impact on the capital requirements of supervised entities. This resolution replaces the three calculation methodologies for RWAOPAD currently in use (BIA, ASA and ASA2), with a single, more robust and risk-sensitive method, including an internal loss component that modulates the capital required.

On December 23, 2024, the CMN and the Central Bank of Brazil issued Resolution No. 5,199 to establish a transition schedule to incorporate the impacts on regulatory capital due to the new provisioning model set forth under those rules and based on IFRS 9. This transition schedule aligns with the Basel Committee recommendations, which allow jurisdictions to phase in the effects on regulatory capital resulting from increased provisions following the adoption of IFRS 9. The approved regulation partially restores regulatory capital that may have been reduced due to the shift to the new provisioning model. Details on the implementation will be communicated in due course, and the rules came into force on January 1, 2025.

On May 30, 2025, Resolution No. 5,221 was issued, which amends CMN Resolutions No. 4,950 and No. 4,911, regarding the preparation and reporting of accounting documentation by the prudential conglomerate. The rule establishes that, as of July 2026, financial institutions may calculate the leverage ratio on a standalone basis, referred to as the prudential sub-conglomerate (subconglomerado prudencial). The prudential sub-conglomerate is composed of the lead institution of the conglomerate and other entities incorporated in Brazil that are part of the prudential conglomerate, provided there are no restrictions on the transfer of assets among the institutions.

Based on the introduction of the standalone basis calculation structure, the CMN issued Resolution CMN No. 5,222 on May 14, 2025, enhancing the framework for risk and capital management and the calculation of the liquidity coverage ratio (Liquidez de Curto Prazo), or LCR. As from September 2025, financial institutions are required to implement policies, strategies, and procedures to ensure the timely transfer of liquidity among the entities of the prudential conglomerate in the event of liquidity or capital shortfalls. Additionally, the rule establishes that the LCR must be calculated on a standalone basis, based on the prudential structure adopted by the institution.

On May 14, 2025, the CMN also issued Resolution No. 5,223, which updated minimum leverage ratio requirements for financial institutions. The rules introduced an individualized leverage ratio requirement, in addition to the existing consolidated requirement. The regulation also implements a phased compliance schedule, with the requirements taking effect in full by 2028, and sets differentiated minimum ratios for individual and consolidated bases. These changes aim to align Brazil’s prudential standards with international Basel III recommendations and address concerns regarding the need for individual-level prudential oversight within financial conglomerates.

Treatment of Overdue Debts

The Central Bank of Brazil requires financial institutions to classify credit transactions in accordance with their level of credit risk and to make provisions according to the level attributed to each transaction. Such credit classifications shall be determined in accordance with criteria set forth from time to time by the Central Bank of Brazil, relating to the conditions of the debtor and the guarantor and the transaction terms. Pursuant to CMN Resolution No. No. 4,966 of November 25, 2021, or CMN Resolution No. 4,966, if there are several credit transactions involving the same customer, economic group or group of companies, the credit risk must be determined by analyzing the particular credit transaction of such customer or group that represents the greatest credit risk to the financial institution.

In accordance with CMN Resolution No. 4,966, credit transactions may be classified either by the financial institution’s own evaluation method or according to the number of days such transaction is past due, whichever is the more stringent. Credit classifications are required to be reviewed (i) monthly, in the event of a delay in the payment of any installment of principal or interest, in accordance with the maximum risk classifications; (ii) every six months, in the case of transactions involving the same customer, economic group or group of companies whose amount exceeds 5% of the adjusted net worth of the financial institution in question; and (iii) once every 12 months, in all circumstances not scheduled to be reviewed every six months.

The CMN and the Central Bank of Brazil established a transition schedule to incorporate the impacts on regulatory capital due to the new provisioning model set forth under those rules, based on IFRS 9. This transition schedule, expected to begin in December 2025 and end in January 2028, aligns with Basel III recommendations, which allow jurisdictions to phase in the effects on regulatory capital resulting from increased provisions following the adoption of IFRS 9.

Payroll Loans and Payroll Credit Cards

Financial institutions that grant payroll loans and payroll credit cards are subject to a number of specific laws and regulations, including: (i) Law No. 10,820, dated December 17, 2003, regulated by Decree No. 4,840, dated September 17, 2003, which governs credit granted to employees under the Brazilian labor law regime; (ii) Law No. 8,112, dated December 11, 1990, regulated by Decree No. 8,690, dated March 11, 2016, which governs credit granted to federal civil servants; (iii) INSS/PRES Normative Ruling No. 28, dated May 19, 2008, which governs credit granted to retirees and pensioners of the INSS; (iv) Law No. 15,179, July 24, 2025, which amended Law No. 10,820 to update the rules on payroll loans for employees of the private sector, enabling them to contract and manage payroll loans through an electronic platform, as well as allowing independent contractors engaged in the transportation of passengers or delivery of goods to contract payroll loans; (v) Decree No. 12,564, dated July 24, 2025, which regulates Article 2-I of Law No. 10,820 to establish technical procedures for biometric identity verification and digital consent in payroll loans, and requires compliance with the Brazilian General Data Protection Law; and (vi) Law No. 15,327/2026, January 6, 2026, which recently introduced stricter rules regarding the process for contracting payroll-deducted loans linked to INSS benefits.

Under this legislation, deductions from the payroll of INSS beneficiaries and federal civil servants cannot exceed 45% of the total monthly amount received from the INSS or their employer, net of priority expenses (such as alimony, INSS contributions, and income tax). Of this limit, up to 35% may be allocated to payroll loans, 5% to payroll credit cards and 5% to payroll voucher cards. Meanwhile, deductions from the payroll of employees of the private sector cannot exceed 40% of the total monthly amount received from their employer, net of priority expenses (such as alimony and income tax). Of this limit, up to 30% may be allocated to payroll loans and 5% to payroll credit cards. As to independent contractors engaged in the transportation of passages or delivery of goods, the deductions from the payroll cannot exceed 30% of the independent contractor’s revenue.

INSS Normative Ruling No. 100, dated December 28, 2018, amended Normative Ruling No. 28, dated May 19, 2008, regarding payroll loan rules. These amendments were intended to strengthen controls over credit offered to retirees and pensioners, in order to combat fraud and potential commercial harassment. In summary, the rule prohibits financial institutions from engaging in any active marketing activity, commercial offer, or proposal intended to persuade an INSS beneficiary to enter into personal loan or credit card agreements with repayment through payroll deduction for 180 days following approval of the benefit. As a result, banks and finance companies may not offer payroll loans or payroll credit cards during this period. The mechanism by which the INSS will notify institutions of the start date of this period remains pending.

Another measure introduced by the Normative Ruling is the blocking of benefits for borrowing for a period of 90 days, counted from the date of approval of the benefit, subject to the possibility of unblocking at the request of the retiree, pensioner, or their legal representative.

Moreover, on March 26, 2025, the Brazilian National Social Security Council (Conselho Nacional de Previdência Social), or CNPS, issued Resolution CNPS/MSP No. 1,368, which recommended that the INSS establish a maximum monthly interest rate of 1.85% for payroll-deductible loan operations involving social security benefits, and a maximum monthly interest rate of 2.46% for operations carried out through credit cards and payroll-deductible benefit cards.

Recent Developments in Payroll Loans Legislation

Law No. 15,327/2026 was enacted on January 6, 2026 and became effective on the date of its publication in the Federal Official Gazette (Diário Oficial), on January 7, 2026. This new law prohibits deductions in INSS-administered benefits relating to membership dues (mensalidades associativas), contributions or any other amounts directed to associations, unions, class entities or retirees’ and pensioners’ organizations, even if expressly authorized by the beneficiary. The law also strengthens remedial and enforcement mechanisms in connection with improper deductions and addresses certain aspects of payroll loans. Among other measures, the law provides that, upon verification of an improper deduction of (i) membership dues or (ii) amounts relating to payroll-deducted credit in an INSS benefit, the responsible entity (including associative entities, financial institutions or leasing companies) must reimburse the affected beneficiary the full updated amount within 30 days of notice of the irregularity (or of a final administrative decision recognizing the deduction as improper), without prejudice to applicable civil, criminal or administrative sanctions; suspected fraud must also be reported to the Public Prosecutor’s Office (Ministério Público).

Law No. 15,327/2026 introduces additional safeguards and operational restrictions intended to reduce fraud. It provides, among other things, that INSS benefits are blocked for new payroll-deducted credit operations and may only be unblocked upon prior, personal and specific authorization by the beneficiary, authenticated exclusively through (i) biometrics (facial recognition or fingerprint) and (ii) qualified electronic signature (as defined by Brazilian law) or multi-factor authentication. The law further indicates that, after each payroll-deducted credit transaction, the benefit is blocked again for new operations and requires a new unblocking procedure, and it prohibits contracting payroll-deducted credit or unblocking benefits via power of attorney or via telephone call centers. For more details on the impacts of these new rules on our payroll loan business, please refer to “Risk Factors—Risks Relating to our Business and Industry—Regulatory changes affecting our ability to serve INSS beneficiaries, public servants, and private-sector employees, or increasing competition in payroll and FGTS-backed lending, could materially and adversely impact our business”.

The new law also expands tools to preserve and recover assets in investigations. It amends Brazilian legislation on the seizure (sequestro) of assets to expressly encompass crimes involving improper deductions from INSS benefits, and contemplates measures such as asset seizure and certain mechanisms regarding seized assets, subject to judicial procedures. The law contemplates that an act of the Executive Branch will set forth procedures necessary for its implementation.

Following the enactment of Law No. 15,327/2026, we conducted an internal assessment to evaluate the potential impact of the new requirements on our business, operations, and financial condition. This assessment considered, among other factors, the operational changes required to comply with the enhanced biometric authentication, certified signature and beneficiary activation procedures, the expected effects on loan origination volumes, customer onboarding, our existing technological infrastructure and customer support capabilities, as well as the changes in customer onboarding that would be necessary to comply with these new requirements. This assessment, which was based on the text of Law No. 15,327/2026 as enacted and did not include any regulations which may be issued under such law, concluded that this new legislation may increase operational complexity and introduce a degree of friction in customer onboarding. Furthermore, our assessment also concluded that the regulations which will ultimately be enacted under such legislation may further increase this operational complexity and friction. We also assessed potential mitigation measures based on processes we had already implemented prior to the law’s enactment, as described above. Based on this assessment, we concluded that, while the new requirements may increase operational complexity and friction in customer onboarding, compliance with Law No. 15,327/2026 is not expected to have a material adverse effect on our business, financial condition or results of operations. See also “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—Regulatory changes affecting our ability to serve INSS beneficiaries, public servants, and private-sector employees, or increasing competition in payroll and FGTS-backed lending, could materially and adversely impact our business.”

INSS Agreements

Agibank Brazil is party to the ACT No. 106/2025 and Agi Financeira S.A. - Sociedade de Crédito, Financiamento e Investimento is party to ACT No. 221/2025, which were entered with the INSS on April 16, 2025 and November 19, 2025, respectively, for a five-year term and are renewable by mutual agreement. The ACTs govern our ability to offer and service payroll-deductible loans to INSS pensioners and retirees, granting us access to INSS data channels and establishing operational requirements such as timely file exchange, maintenance of beneficiary consent records, prompt refund of improper deductions, and adherence to consumer service standards. The ACTs provide the INSS with the right to suspend new loan originations or unilaterally terminate the agreement – resulting in a five-year bar on new ACTs – in the event of any operational, data protection, or consumer protection breach.

Moreover, in 2024, the INSS ran an auction process with respect to the provision of payment services related to social security benefits in which several banking institutions participated, including us. As a result of such auction, on December 20, 2024, we entered into a Benefits Payments Agreement with the INSS, with a term of 20 years during which we can make payments of benefits granted during the period from January 1, 2025 and December 31, 2029.

The Benefits Payments Agreement establishes rigorous regulatory supervision regarding operational, legal and data protection requirements for participating institutions. Among the participant’s obligations are the execution of benefit payments according to the standards and timelines established by the INSS; sufficient infrastructure to serve beneficiaries in all designated territories; allocation of qualified personnel, materials and technology to guarantee the quality and security of payment services; etc. In case of non-compliance, participant institutions could face severe contractual administrative penalties (such as substantial monetary fines and prohibition from entering into agreements with public entities for several years), contractual suspensions, or early termination of the agreement.

In August 2025, the INSS temporarily suspended our provision of salary payment services under these agreements. As a result of the settlement we reached with the INSS on November 12, 2025, our ability to process new benefit payments was reinstated subject to ongoing supervision by the INSS. The settlement also imposes an interim prohibition that we may not, pending the conclusion of the related administrative proceeding, process benefit payments or submit portability requests (Batch 30, or “Lote 30” portability files) for individuals whose benefits were granted in Auction Rounds (“Lotes”) 1 (2009) and 2 (2014) (auction cohorts, or “pregões”), although we may continue servicing existing clients from these cohorts and submit portability arising from valid and active pre-existing contractual relationships in effect as of November 12, 2025. Moreover, in December 2025, the INSS issued a precautionary suspension of our ability to process new payroll loan deductions under ACT No. 106/2025 (Banco Agibank) and ACT No. 221/2025 ( Agi Financeira S.A. - Sociedade de Crédito, Financiamento e Investimento). As a result of another settlement in January 2026, our ability to process new payroll loan deductions was reinstated, subject to payment of a compensatory amount of R$1.0 million and ongoing INSS oversight and enhanced compliance obligations.

Public procurement agreements are subject to supervision of internal controlling bodies (such as the Comptroller’s Offices of the public entities or the Federal Office of the Comptroller General (Controladoria-Geral da União) for agreements with federal entities as INSS) and external controlling bodies (such as the Public Prosecutor’s Office and the Courts of Accounts of the respective federative entity, or the Federal Prosecutor’s Office and the Federal Court of Accounts (Tribunal de Contas da União) for agreements with federal entities as INSS). Potential sanctions include reimbursement of damages to the public treasury and the imposition of severe administrative penalties (such as significant monetary fines based on certain contractual amounts or even to the company’s gross revenue, and prohibition from entering into agreements with public agencies and entities for several years), contractual suspension, early termination or annulment of the agreements, particularly in cases of fraud or material irregularities. In addition, the INSS may adopt precautionary measures, including temporary suspension of portability services, to safeguard beneficiaries and the public interest in the event of new facts or material non-compliance.

Public procurement agreements are also subject to public scrutiny by citizens and the Brazilian federal and state houses of representatives.

See also “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—INSS Settlements,” “Item 3. Key Information—Risk Factors—Relating to Our Business and Industry—A significant portion of our revenues is tied to the maintenance of our agreements with the INSS, the loss, suspension or termination of which would materially and adversely affect our results of operations, financial condition and reputation” and “Item 3. Key Information—Risk Factors—Relating to Our Business and Industry—We are subject to ongoing and enhanced supervision by the INSS pursuant to our settlements with the INSS.”

FGTS-backed Loans

On December 11, 2019, Law No. 13,932 was enacted, in which the FGTS established the annual withdrawal program (saque-aniversário), which allows workers to withdraw a portion of their FGTS balance annually on their birthday, regardless of whether an employment termination event has occurred. By opting for the saque-aniversário, the worker forgoes the right to withdraw the full FGTS balance in the event of dismissal without cause (the so-called “saque-rescisão”), retaining only the right to receive the 40% termination penalty paid by the employer in such cases. The amount available for annual withdrawal is calculated according to a progressive table, with higher percentages applied to lower balances and a fixed additional amount for each bracket. If the worker wishes to revert to the traditional saque-rescisão category, a waiting period of 25 months applies from the date of the request.

With the changes provided by Law No. 13,932/19, workers were allowed to pledge their annual saque-aniversário withdrawal rights to a financial institution by means of a fiduciary assignment or lien. This mechanism created the FGTS-backed loans: a credit product in which the borrower’s future saque-aniversário amounts are automatically transferred to the lender as collateral, allowing borrowers’ quick access to a credit facility. For banks such as Agibank Brazil, these loans provide a lower-risk lending opportunity, given the legal certainty of repayment via the FGTS system.

On October 7, 2025, the FGTS approved changes to the saque-aniversário rules, effective November 1, 2025, that, among other measures: (i) impose a 90-day waiting period after opting in before a worker may enter into a fiduciary assignment/lien of future withdrawals; (ii) limit workers to one simultaneous loan transaction per year; (iii) cap the number of future annual withdrawals that may be pledged as collateral to up to five (one per year) within a 12-month period, with the ability to contract up to three additional loan transactions in each subsequent three-year period, and (iv) cap the amount eligible for advance to a minimum of R$100 and a maximum of R$500 per annual withdrawal, resulting in a maximum total loan amount of R$2,500. In light of these changes, the volume and ticket size of FGTS-backed loan advances are subject to new limits (including waiting periods, caps on simultaneous and total advances, and per-withdrawal amount caps), which may reduce the addressable market and affect product economics, although repayment mechanics through the FGTS system remain in place.

Assignment of Credit to Third Parties

CMN Resolution No. 2,836 of May 30, 2001 consolidates credit assignment rules and authorizes financial institutions and leasing companies to assign credit arising from loan, financing and leasing transactions to (i) similar institutions, with or without co-obligation, and the repurchase of overdue loans and the acquisition of credit originating from foreign exchange acceptances, as well as (ii) non-financial institutions, through cash settlement, without repurchase of credit assigned is allowed. In turn, CMN Resolution No. 2,686 establishes conditions for the assignment of credit to corporations and real estate credit securitization companies.

Banking Correspondents

Financial institutions may engage other entities to provide certain customer services to their clients, pursuant to CMN Resolution No. 4,935 of July 29, 2021. These companies are called banking correspondents (correspondentes bancários), and their relationship with contracting financial institutions is regulated by the Central Bank of Brazil. Among other requirements, the Central Bank of Brazil mandates that banking correspondents’ employees must have a technical certification authorizing them to serve clients in credit and leasing operations. We engage banking correspondents from time to time to assist us with our business.

The rule enables banking correspondents to carry out their activities in a virtual environment, such as apps or other electronic platforms, as well as in a physical environment. Furthermore, the mentioned platform must meet minimum technical requirements and provide the necessary information to enable a better decision-making process by customers, in a clear language compatible with the nature and complexity of their operations.

In any case, the contracting financial institution remains the sole responsible entity for ensuring that the correspondent complies with such rules, which must be observed pursuant to the financial institution’s policy for the engagement of correspondents, providing for the applicable requirements, as well as the mechanisms for controlling such correspondents and rules for their compensation.

Credit Portability

Clients of financial institutions may transfer their credit transactions from one institution to another. Such transfers shall comply with the specific rules established by the Central Bank of Brazil, including, but not limited to, the requirement that the amount and term of the transaction contracted with the receiving financial institution must not be greater than the amount due and the term of the original transaction, except if there is an express acknowledgement from the client in this regard.

On December 21, 2023, the Central Bank of Brazil and CMN also regulated the portability of the outstanding balance of credit card invoices (revolving credit and invoice installments) and other post-paid payment instruments, through Resolution No. 5,112, which came into force on July 1, 2024. Among other provisions, Resolution No. 5,112, provides that a credit card financing debt portability proposal from a new institution must be structured as a single, consolidated credit operation. If the original creditor institution makes a counterproposal, it must present the client with at least one comparable, consolidated operation that matches the repayment term of the operation offered by the proposing institution, for the purposes of cost comparability.

Compliance and internal controls

On August 28, 2017, the CMN enacted Resolution No. 4,595 providing that Brazilian financial institutions and other institutions authorized to operate by the Central Bank of Brazil shall implement and maintain a compliance policy compatible with the nature, size, complexity, structure, risk profile and business model of the institution. The compliance policy is intended to ensure an effective compliance risk management by the institution and may be established at the consolidated financial group (conglomerado prudencial). Among other minimum requirements, the compliance policy must establish the scope and purpose of the compliance function in the institution, the position in the organizational structure of the specific unit responsible for the compliance function, the allocation of sufficient, adequately trained and experienced staff in the compliance function, and the segregation of roles among the staff involved in the compliance function in order to avoid conflicts of interest.

The compliance policy must be approved by the board of directors, which has also responsibility to ensure: (i) it is adequately managed throughout the institution, (ii) its effectiveness and continuous application, (iii) its communication to all employees and relevant services providers, and (iv) the dissemination of integrity and ethical standards as part of the institutions culture. The board of directors is also responsible for ensuring the application of correctional measures in case of compliance breaches, and providing the necessary means for the activities related to the compliance functions to be adequately conducted.

In addition, according to CMN Resolution No. 4,968 of November 25, 2021, the executive officers of financial institutions in Brazil are responsible for implementing an efficient structure of internal controls, by defining responsibilities and control procedures and establishing corresponding objectives and procedures throughout all levels of the institution, among other requirements. The executive officers are also responsible for verifying compliance with all internal procedures.

Insolvency Regimes

Brazilian financial institutions are subject to the resolution regimes that the Central Bank of Brazil may apply, which are set forth in: (1) Brazilian Federal Law No. 6,024 of March 13, 1974, which provides for intervention and extrajudicial liquidation; (2) Decree-Law No. 2,321 of February 25, 1987, which provides for the temporary special administration regime (regime de administração especial temporária, or “RAET”); and (3) Brazilian Federal Law No. 9,447 of March 14, 1997, which provides for the joint and several liability of controlling shareholders and the freezing of their assets, as well as for the liability of independent auditors. The provisions applicable to bankruptcy of companies, set forth in Brazilian Federal Law No. 11,101 of February 9, 2005, apply only on a supplementary basis to the extrajudicial liquidation regime of financial institutions in cases not covered by the applicable legislation.

The Central Bank of Brazil is responsible for the establishment and monitoring of resolution regimes, also acting on the administrative level in appeals filed against decisions of the board, intervenor or liquidator, or in the authorization of specific acts set forth by law. The Central Bank of Brazil is required to initiate an investigation to find the causes that resulted in the application of the special resolution regime and the liability of management, controlling shareholders, members of the fiscal board and independent auditors.

Intervention

Pursuant to Brazilian Federal Law No. 6,024, the Central Bank of Brazil has the power to appoint an intervener to intervene in the operations of or to liquidate any financial institution other than public financial institutions controlled by the Brazilian federal government. An intervention may be ordered at the discretion of the Central Bank of Brazil if any of the following is detected:

•	due to mismanagement, the institution has suffered losses leaving creditors at risk;
•	the institution has consistently violated Brazilian banking laws or regulations; and
•	such intervention constitutes a viable alternative to the liquidation of the institution.

Intervention may also be ordered upon the request of a financial institution’s management, if its respective bylaws so authorize—with an indication of the causes of the request, without prejudice to civil and criminal liability in which the same administrators incur, by the false or malicious indication.

As of the date on which it is ordered, the intervention will automatically: (1) suspend the enforceability of payable obligations; (2) suspend maturity of any previously contracted obligations; and (3) freeze deposits existing on the date on which the intervention is ordered. The intervention has a term of six months, which may be extended only once for up to six additional months by the Central Bank of Brazil.

The intervention ceases: (1) if interested parties undertake to continue the economic activities of the institution, by presenting the necessary guarantees, as determined by the Central Bank of Brazil, (2) when the situation of the institution is normalized, as determined by the Central Bank of Brazil, or (3) when extrajudicial liquidation or bankruptcy of the entity is ordered.

Extrajudicial Liquidation

The purpose of the extrajudicial liquidation is to withdraw the relevant institution from the Brazilian financial system, primarily in case of irrecoverable insolvency. The extrajudicial liquidation may also apply in cases of severe infractions, among other events pursuant to applicable law.

Under the extrajudicial liquidation regime, the institution’s activities are interrupted, and all obligations are deemed due. Lenders are then submitted to a classification process based on the order of preference set forth by Brazilian Federal Law No. 11,101. This regime seeks the liquidation of existing assets to pay lenders.

The liquidator appointed by the Central Bank of Brazil has ample administration and liquidation powers, especially regarding the assessment and rating of credit. The liquidator may appoint and dismiss employees, determine their compensation, grant and terminate powers-of-attorney, propose actions and represent the institution in court or out of court. Under specific circumstances set forth by law, certain acts performed by the liquidator require the authorization of the Central Bank of Brazil, including to complete pending business, pledge or sell assets and file for bankruptcy.

The extrajudicial liquidation ceases: (1) if the interested parties, presenting the required guarantees, proceed with the economic activities of the institution; (2) upon conversion into an ordinary liquidation, conducted by the institution itself, pursuant to private law, without the participation of the Central Bank of Brazil; (3) upon the approval of the final accounts of the liquidator and relevant write-off in the competent public registry; or (4) in case of adjudication of bankruptcy of the institution. Only the liquidator can file for bankruptcy, subject to the authorization of the Central Bank of Brazil. Bankruptcy may be granted if the assets of the institution are not sufficient to cover at least half of the unsecured credit, or in case of grounded evidence of bankruptcy crimes.

Temporary Special Administration Regime (RAET)

The Temporary Special Administration Regime, or RAET, is a resolution regime that does not interrupt or suspend the usual activities of institutions. RAET’s main effects include the removal of members of management from office and their replacement by a board or legal entity specialized in the area, with ample management powers.

The Central Bank of Brazil determines the term of the RAET. Depending on the circumstances of each case, the RAET ceases: (1) if the Brazilian government takes over the control of the institution due to social interest; (2) in the event of conversion, merger, consolidation, spin-off or transfer of the institution’s control; (3) once the institution resumes its usual activities; or (4) upon the adjudication of extrajudicial liquidation of the institution.

Repayment of Creditors in a Liquidation or Bankruptcy

Pursuant to the provisions of the Brazilian Federal Law No. 11,101, in the event of extrajudicial liquidation or bankruptcy of a financial institution, creditors are paid pursuant to a system of priorities. Pre-petition claims are paid on a pro rata basis in the following order:

•	labor claims, capped at an amount equal to 150 times the minimum wages per employee, and claims relating to labor accidents;
•	secured claims up to the encumbered asset value;
•	tax claims, regardless of their nature and commencement of time, except tax penalties;
•	claims with special privileges;
•	claims with general privileges;
•	unsecured claims;
•	contractual fines and pecuniary penalties for breach of administrative or criminal laws, including those of a tax nature; and
•	subordinated claims.

Superpriority and post-petition claims (for example, costs related to the liquidation or bankruptcy procedure), as defined under the Brazilian Federal Law No. 11,101/05, are paid with preference over pre-petition claims.

The Central Bank of Brazil created the FGC to guarantee the payment of funds deposited with financial institutions in the event of intervention, administrative liquidation, bankruptcy or other insolvency regime. The member entities of the FGC are financial institutions, which take demand, time and savings deposits, as well as savings and loan associations. The FGC is funded principally by mandatory contributions from all Brazilian financial institutions that take with deposits from clients.

The FGC is a deposit insurance system that guarantees, pursuant to CMN Resolution No. 4,222 of May 23, 2013, as amended, a maximum amount of R$250,000 of deposit and certain credit instruments held by a client against a financial institution (or against member financial institutions of the same financial group) and a maximum amount of R$1.0 million by creditor against the set of all consolidated financial institutions at each period of four years. The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that, in limited circumstances, if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances. The payment of unsecured credit and customer deposits not payable under the FGC is subject to the prior payment of all secured credit and other credit to which specific laws may grant special privileges.

Finally, Law No. 9,069, dated June 29, 1995, grants immunity from attachment on compulsory deposits maintained by financial institutions with the Central Bank of Brazil. Such deposits may not be attached in procedures by a bank’s general creditors for the repayment of its debts.

Anti-Money Laundering

The Brazilian Anti-Money Laundering Law, as amended by Law No. 12,683 of 2012, plays a major regulatory role in the oversight of banking and payment activities in Brazil. The Brazilian Anti-Money Laundering Law sets forth the rules and the penalties to be imposed upon persons engaging in activities that constitute “laundering” or the concealing of property, cash or assets acquired or resulting from any kind of criminal activity. Such regulation further prohibits individuals from using the financial and payment systems for the aforementioned illicit acts.

Pursuant to the Brazilian Anti-Money Laundering Law, commercial banks, consumer credit companies, consortium managers, securities brokers and distributors, asset managers, leasing companies, payment institutions, and other regulated entities must comply with a series of preventive obligations, including: (1) identifying and maintaining up-to-date records of their customers; (2) keeping current records of all transactions involving securities, bonds, credit, financial instruments, metals or any other asset convertible into cash that exceed thresholds established by competent authorities, in accordance with the applicable regulatory instructions; (3) adopting internal policies, procedures and controls to prevent money laundering and terrorist financing that are proportionate to the entity’s size, structure and risk profile; (4) maintaining updated registrations with the applicable regulatory agency; (5) complying with requests and reporting obligations issued by the Brazilian Financial Activities Control Council’s (Conselho de Controle de Atividades Financeiras – COAF); (6) paying special attention transactions that, in light of regulatory guidance, may indicate the occurrence of money-laundering offenses; (7) reporting suspicious transactions to COAF; and (8) confirming to the applicable regulatory agency, the absence of irregular or suspicious activities.

The Brazilian Anti-Money Laundering Law also defines the activities that may constitute money-laundering crimes and establishes the measures required to prevent such crimes. It also prohibits the concealment or disguise of the nature, origin, location, disposition, movement, or ownership of assets, rights or financial resources that are directly or indirectly originated from criminal activity. Individuals involved in these unlawful practices are subject to criminal penalties, including imprisonment, monetary fines, and temporary disqualification – from managing enterprises or performing certain professional activities – for up to 10 years.

Central Bank Circular No. 3,978 of January 23, 2020, which amended and restated the provisions relating to the prevention and combat of money laundering and terrorist financing, requires financial institutions and other entities authorized to operate by the Central Bank of Brazil to (1) identify and verify customers (Know Your Client – KYC), (2) implement procedures to identify, assess and monitor employees (Know Your Employee – KYE) and third-party service providers and business partners (Know Your Partner – KYP), (3) maintain records of transactions, (4) monitor transactions and report suspicious activities to COAF, (5) apply specific enhanced controls to business relationships involving Politically Exposed Persons, or PEPs, their relatives and close assosociates, (6) implement measures governing relationships with domestic and foreign financial institutions and correspondent entities, (7) provide periodic AML/CTF training to employees, and (8) appoint an officer responsible for implementing, overseeing and enforcing compliance with these requirements. Financial institutions that fail to implement the required AML/CFT controls and procedures may be subject to monetary fines and other administrative penalties imposed by the applicable regulatory authorities, including the Central Bank of Brazil.

The Circular adopts a mandatory risk-based approach to the prevention of money laundering and terrorist financing. Under this framework, regulated institutions have discretion to determine the specific procedures and controls to be applied for each customer relationship, based on their internal assessment of the money laundering and terrorism-financing risks inherent to their activities. The risk-based approach also applies to the identification, assessment and ongoing monitoring of customers, employees and external service providers under the KYC, KYE and KYP protocols, allowing institutions to calibrate the intensity of due diligence and oversight in accordance with the level of risk presented.

Politically Exposed Persons

Pursuant to Central Bank Circular No. 3,978, as well as related regulations issued by CVM and the COAF, financial institutions are required to obtain sufficient information to identify PEPs within their customer base and to implement ongoing monitoring of their transactions. These obligations include: (i) customer identification procedures designed to determine whether a customer qualifies as a PEP; (ii) review and approval by senior management before initiating or maintaining a business relationship with a PEP; and (iii) enhanced and continuous monitoring of the financial transactions conducted by such customers. For regulatory purposes, Central Bank of Brazil Circular No. 3,978 generally defines a PEP as an individual who currently holds, or has held within the previous five years, a relevant public position, job, or office – whether in Brazil or abroad – as well as that individual’s representatives, family members, and other persons with close personal or professional ties. In addition, article 27 of the Circular provides a detailed list with the types of public and political agents and related persons that must be considered when determining whether an individual is classified as a PEP for anti-money laundering purposes.

Anti-Corruption and Anti-Bribery

The Brazilian Anti-Corruption Law (Federal Law No. 12,846/2013) is the main statute governing anti-corruption and anti-bribery obligations in Brazil. It establishes the administrative and civil liability regime applicable to legal entities that commit acts harmful to Brazilian or foreign public administrations. Among other prohibited conduct, the law makes it unlawful for Brazilian or foreign legal entities to directly or indirectly promise, offer, or provide any undue advantage to a public official or to any related third party. This law also defines a broad set of infractions, including: (i) direct or indirect bribery of Brazilian or foreign public officials; (ii) bid-rigging; (iii) fraud in public procurement proceedings; (iv) financing or otherwise supporting the commission of these offenses; and (v) obstructing investigations or regulatory oversight.

The law adopts a strict liability regime. As a result, legal entities may be held liable for unlawful acts committed by employees, officers, directors, or third parties acting on their behalf, regardless of intent, knowledge or authorization by senior management. It is sufficient for authorities to establish that the misconduct was committed in the legal entity’s interest or for its benefit.

To help ensure the payment of fines and repair of damages, the Anti-Corruption Law provides that parent companies, controlled entities and affiliates may be held jointly and severally liable for the payment of applicable penalties and compensatory damages. This joint liability is limited to financial sanctions and does not extend to the full range of penalties. The law also includes successor-liability provisions in cases of corporate reorganizations such as mergers, acquisitions, spin-offs or amendments to the articles of incorporation. In these situations, the successor’s liability is restricted to financial penalties and damages, limited to the value of the assets transferred. Other sanctions cannot be imposed for pre-transaction conduct, except in cases involving fraudulent intent or sham transactions.

Administratively, legal entities may be subject to: (i) fines ranging from 0.1% to 20% of gross revenue for the fiscal year preceding the initiation of the administrative proceeding (never less than the advantage obtained from the unlawful act and capped at 20%); and (ii) extraordinary publication of the administrative decision. At the federal level, the Office of the Comptroller General (Controladoria-Geral da União), or CGU, has issued regulations governing the calculation of penalties and the application of mitigating or aggravating factors.

Judicially, the penalties that may be applied under the Anti-Corruption Law include: (i) forfeiture of assets; (ii) suspension or partial prohibition of activities; (iii) compulsory dissolution of the legal entity; and (iv) prohibition, for one to five years, from receiving incentives, subsidies, grants, donations or loans from public bodies or publicly controlled financial institutions. Sanctioned entities are also included in the National Registry of Punished Enterprises (Cadastro Nacional de Empresas Punidas). In both administrative and judicial spheres, legal entities must reimburse the government for damages resulting from the misconduct.

When an alleged violation occurs, the competent authority may initiate an Administrative Liability Proceeding (Processo Administrativo de Responsabilização), or PAR. At the federal level, the CGU is primarily responsible for initiating, overseeing and adjudicating PARs, often in coordination with the Attorney General’s Office (Advocacia-Geral da União). However, PARs may also be initiated by senior authorities across the executive, legislative and judiciary branches, including ministries and regulatory agencies.

The Anti-Corruption Law recognizes the existence of an effective compliance program as a mitigating factor when determining the applicable sanction. To that end, Federal Decree No. 11,129/2022 provides detailed guidance on the criteria for evaluating the effectiveness of compliance programs. Building on this framework, the CGU issued its Integrity Programs Guidelines for Private Companies, which emphasize that a compliance program must be tailored to the size, structure, risk profile, and operational context of each company. According to the CGU, a program must reflect the specific markets in which the legal entity operates – considering factors such as local culture, regulatory scrutiny, and historical corruption risks. A program that is generic or not aligned with the legal entity’s risk profile is unlikely to be deemed effective and may not be considered for penalty-mitigation purposes.

Federal Decree No. 11,129/2022 also establishes 15 parameters for evaluating program effectiveness, including: (i) top-management commitment (tone at the top); (ii) periodic and risk-based training; (iii) periodic risk assessments; (iv) third-party due diligence; and (v) continuous monitoring, auditing and enhancement of integrity controls. Although it does not impose a general obligation for private companies to adopt compliance programs, regulators strongly encourage the adoption of effective integrity measures, particularly given the legal and reputational benefits that may arise in enforcement contexts.

Separately, in 2024, the Brazilian federal government enacted Decree No. 12,304/2024, which regulates the Public Procurement and Administrative Contracts Law and mandates the adoption of compliance programs for companies engaged in large-scale public contracts. Under Decree No. 12,304/2024, compliance programs operate not only as a tie-breaking criterion in procurement processes but also as a condition for reinstating companies declared ineligible. Decree No. 12,304/2024 requires that such programs incorporate specific mechanisms for preventing, detecting and addressing violations of human rights, labor standards, and environmental regulations, in addition to anti-corruption and anti-fraud measures. It also introduces new administrative offenses for failing to adopt, implement or demonstrate the existence of required compliance programs in the context of large public contracts, reinforcing transparency and socio-environmental responsibility obligations for private entities contracting with the public sector.

Collection of Bank Fees

Financial services provided to individuals are divided into the following four groups: (i) essential services; (ii) priority services; (iii) special services; and (iv) specific or differentiated services.

Pursuant to CMN Resolution No. 3,919 of November 25, 2020, financial institutions and others authorized to operate by the Central Bank of Brazil are not able to collect fees in exchange for supplying essential services to individuals with regard to current accounts, such as (i) supplying a debit card; (ii) supplying 10 checks per month to account holders who meet the requirements to use checks, as per the applicable rules; (iii) supplying a second debit card (except in cases of loss, theft, damage and other reasons not caused by the financial institution); (iv) up to four withdrawals per month, which can be made at a branch of the financial institution, using checks or in ATM terminals; (v) supplying up to two statements describing the transactions during the month, to be obtained through ATM terminals; (vi) accessing account information over the internet; (vii) up to two transfers of funds between accounts held by the same institution, per month, at a branch, through ATM terminals or over the internet; (viii) clearing checks; and (ix) supplying a consolidated statement describing, on a month-by-month basis, the fees charged over the preceding year with regard to checking accounts and savings accounts.

Certain services rendered to individuals with regard to savings accounts also fall under the category of essential services and therefore are exempt from the payment of fees. CMN prohibits financial institutions from charging fees for supplying essential services in connection with deposit and savings accounts where customers agree to access and use their accounts by electronic means only (being authorized to charge fees for supplying essential services only when the customer voluntarily elects to obtain personal service at the institution’s branches or customer service locations).

Priority services are those rendered to individuals with regard to checking accounts, transfers of funds, credit transactions, leasing, standard credit cards, over-the-counter exchange transactions for the purchase or sale of foreign currency in respect of international travel, and records, and are subject to the collection of fees by the financial institutions only if the service and its nomenclature are listed in its regulations. Commercial banks must also offer to their individual customers a “standardized package” of priority services, whose content is defined, as well as the customers’ option to acquire individual services instead of adhering to the package.

The collection of fees in exchange for the supply of special services (including, among others, services relating to rural credit, currency exchange market and on-lending of funds from the real estate financial system) is governed by the specific provisions found in the laws and regulations relating to such services. The regulation authorizes financial institutions to charge fees for the performance of specific services, provided either that the account holder or user is informed of the conditions for use and payment or that the fee and charging method are defined in the contract.

It is worth pointing out: (i) the prohibition against charging fees in cases of adhesion contracts amendments, except in the cases of asset replacement in leasing transactions, early liquidation or amortization, cancellation or termination; (ii) the prohibition against including services related to credit cards and other services not subject to fees in service packages that include priority, special and/or differentiated services; (iii) the requirement that subscription to service packages must be through a separate contract; (iv) the requirement that information given to the customer with respect to a service package must include the value of each service included in the package, the number of times that each service may be utilized per month, and the total price of the package; (v) the requirement that a customer’s annual banking statement must separately identify default interest, penalties and other costs charged on loans and leasing transactions; (vi) the requirement that registration fees cannot be cumulatively charged; and (vii) the requirement that overdraft fees can be charged, at most, once over the course of 30 days.

In addition, CMN regulations establish that all debits related to the collection of fees must be charged to a bank account only if there are sufficient funds to cover such debits in such account and thus forbid overdrafts caused by the collection of banking fees. Furthermore, a minimum of 30 days’ notice must precede any increase or creation of fees (except if related to credit card services, when a minimum of 45 days’ notice is required), while fees related to priority services and the “standardized package” can be increased only after 180 days from the date of the last increase (except if related to credit card services, when a minimum of 365 days’ notice is required) whereas reductions can take place at any time.

Transactions with Affiliates

The Banking Law (paragraph 4, article 34), as amended by Law No. 13,506 of November 13, 2017, or Law No. 13,506, restricts financial institutions from conducting credit transactions with related parties. Pursuant to the Banking Law, the following persons are considered related parties of a financial institution for the purpose of such restriction:

•	its controlling shareholders (individuals or legal entities), pursuant to Article 116 of Law No. 6,404;
•	its officers and members of statutory or contractual bodies;
•	spouses, partners and blood relatives up to the second degree of individuals specified in items (a) and (b);
•	its individual shareholders with an equity stake equal to or greater than 15% or 10% in its share capital, depending on whether the relevant financial institution’ capital stock is composed entirely of voting shares or divided into voting and non-voting shares (known as “qualified equity interest”); and
•	its legal entities:
•	with an equity stake equal to or greater than the applicable qualified equity interest;
•	in which capital, directly or indirectly, the financial institution holds an equity stake equal to or greater the applicable qualified equity interest;
•	in which the financial institution holds effective operational control or prevalence in the deliberations of the shareholders meeting, regardless of the equity interest held; and
•	with the same officer or board member as the financial institution.

Notwithstanding the general restrictions, the following credit transactions with related parties are allowed: (1) transactions carried out under market-compatible conditions, without additional benefits or privileges when compared to transactions executed with other clients with the same profile of the respective institutions; (2) transactions performed with companies controlled by the federal government, in the case of federal public financial institutions; (3) credit transactions whose counterparty is a financial institution that is part of the same prudential conglomerate, provided that they contain a contractual subordination clause, subject to the provisions of item V of art. 10 of the Banking Law, in the case of banking financial institutions; (4) interbank deposits;

(5) obligations assumed between related parties as a result of liability imposed on clearinghouse participants or providers of clearing and settlement services authorized by the Central Bank of Brazil or by the CVM; and (6) other cases authorized by CMN, which are currently provided for in Resolution No. 4,693, dated of October 10, 2018.

According to CMN Resolution No. 4,693, all financial institutions must adopt internal policies regulating transactions with related parties.

Brazilian Law No. 7,492 enacted on June 16, 1986, which regulates crimes against the Brazilian National Financial System, criminalized the extension of credit by a financial institution to related parties in the cases not allowed by the Banking Law and CMN Resolution No. 4,693.

Punitive Sanctions

Legal violations under Brazilian banking laws may lead to administrative, civil and criminal liability. Offenders may be prosecuted under all three legal theories separately, before different courts and regulatory authorities, and face different sanctions with respect to the same legal offense.

Law No. 13,506 of November 14, 2017 and Central Bank of Brazil Resolution No. 131 of August 20, 2021 regulate administrative sanctioning proceedings as well as the various penalties, consent orders, injunctive measures, fines and administrative settlements imposed by the Central Bank of Brazil and the CVM.

Law No. 13,506 is noteworthy, as it:

•	sets fines imposed by the Central Bank of Brazil of up to R$2 billion or 0.5% of the entity’s revenue, arising from services and financial products provided in the year prior to the violation;
•	limits fines imposed by the CVM to the greater of the following amounts: R$50 million, twice the value of the irregular transaction, three times the amount of the economic gain improperly obtained or loss improperly avoided, or twice the damage caused by the irregular conduct. Repeat offenders may be subject to treble the amounts above;
•	provides for the suspension, disqualification and prohibition from engaging in certain activities or transactions in the banking or securities market for a period of up to 20 years;
•	temporarily bans offending individuals from serving in any managerial capacity for financial institutions;
•	imposes coercive or precautionary fines of up to R$100,000 per day, subject to a maximum period of 30 days in punitive fines;
•	defines the scope of the Central Bank of Brazil’s regulatory authority;
•	prohibits the offending institutions themselves from participating in the markets;
•	provides for a penalty of “public admonition” in place of “warning,” imposed by the Central Bank of Brazil;
•	empowers the Central Bank of Brazil to enter into cease-and-desist commitments;
•	empowers the Central Bank of Brazil and the CVM to enter into administrative agreements;
•	provides the CVM with the authority to ban the accused from contracting with official Brazilian financial institutions and participating in public bidding processes for a period of up to five years; and
•	redefines related party transactions.
•	Penalties may be aggregated, and are calculated based on the following factors:
•	gains obtained or attempted to be gained by the offender;

•	economic capability to comply;
•	severity of the offense;
•	actual losses;
•	any recurrence of the offense; and
•	the offender’s cooperativeness with the investigation

Law No. 7,492 provides a legal framework to hold controlling shareholders, officers and managers of a financial institution criminally liable. The regime under Law No. 7,492 also covers interventionists, liquidators and real estate managers, in the context of interventions, extrajudicial liquidation or bankruptcy, respectively. Those found criminally liable under Law No. 7,492 will be subject to detention and/or pecuniary fines.

Law No. 6,385 also imposes imprisonment and/or fines for banking or securities infractions.

Internal Auditing

CMN Resolution No. 4,879 of December 23, 2020 provides rules governing internal audits at financial institutions and others authorized to operate by the Central Bank of Brazil. Pursuant to such rules, financial institutions and others authorized to operate by the Central Bank of Brazil must implement and maintain internal audit functions compatible with the nature, size, complexity, structure, risk profile and business model of the respective institution. Such activity must be the responsibility of a specific department in the institution or institutions that are part of its financial conglomerate, directly subordinated to the board of directors and to the audit committee. With respect to internal audit activities, team members must act with independence and report to the board of directors and the audit committee, when constituted. The board of directors is responsible for ensuring the independence and effectiveness of the internal audit activity.

Independent Auditors and Audit Committee

Pursuant to CMN Resolution No. 4,910 of May 27, 2021 as amended, or CMN Resolution No. 4,910, all financial institutions and others authorized to operate by the Central Bank of Brazil must be audited by independent auditors. The financial institutions may only hire independent auditors registered with the CVM and certified as experts in banking analysis by the Central Bank of Brazil. After such auditors have issued opinions auditing the financial statement of a certain financial institution for up to five consecutive fiscal years, the auditor’s team, including managers, supervisors or any members with managerial positions, must be replaced.

CMN Resolution No. 4,910 requires financial institutions and other institutions licensed to operate by the Central Bank of Brazil to implement an individual audit committee or an unified audit committee for its conglomerate, as the case may be, if they (1) are registered as a publicly held company; (2) are leaders of a prudential conglomerate classified in Segment 1 (S1), Segment 2 (S2) or Segment 3 (S3), in accordance with specific regulations; or (3) meet the criteria set out in the specific regulations for inclusion in S1, S2 and S3.

Ombudsman

Pursuant to CMN Resolution No. 4,860, issued on October 23, 2020, financial institutions must (i) create an ombudsman department (individually for the institution or unified for its conglomerate) compatible with the nature and complexity of the institutions’ products, services, activities, processes and systems to establish an independent communication channel with their clients; and (ii) appoint individuals as an ombudsman and an ombudsman officer (who can also be the ombudsman himself).

The following are the ombudsman department’s main responsibilities: (1) receiving, recording, instructing, analyzing and providing formal and adequate attention to claims from clients and users of the institution’s products and services; (2) providing clarification regarding the status of a claim and information as to when a response is expected to be given; (3) sending a final answer within the applicable deadline; (4) keeping the board of directors or, if one does not exist, the board of executive officers, informed of the problems and shortcomings detected in the performance of its duties and the results of the actions taken by the institution’s officers to resolve them; and (5) preparing and sending to the internal audit department, to the audit committee (if one exists), and to the board of directors (or if one does not exist, to the board of executive officers), a semiannual quantitative and qualitative report on the ombudsman department’s activities and its performance.

Whistleblowing and Hotline

Pursuant to CMN Resolution No. 4,859 of October 23, 2020, financial institutions and other institutions licensed to operate by the Central Bank of Brazil are required to have a whistleblower hotline (canal de denúncias), through which their employees, clients, contractors, users and/or suppliers may anonymously report situations involving potential illicit activities of any nature related to the institution’s activities. Accordingly, financial institutions are required to appoint a responsible department for forwarding all reported events to the appropriate departments for further handling. This department is also required to prepare reports semi annually detailing, at least, the following information relating to each reported event: (1) the number of reported events and their nature; (2) the departments that handled them; and (3) the average time frame and relevant measures adopted to solve them. Such reports must be (1) approved by the board of directors of the institution or, if one does not exist, the institution’s board of executive officers; and (2) made available to the Central Bank of Brazil for at least five years.

Foreign Investment in Brazilian Financial Institutions

Following the enactment of Decree No. 10,029, of September 26, 2019, the Central Bank of Brazil published Circular 3,977 on January 22, 2020, recognizing as an interest of the Brazilian government the foreign holding of equity or increase in equity interest of financial institutions headquartered in Brazil, as well as the opening of local branches of foreign financial institutions. Such foreign equity interest is still subject to the same requirements and procedures applicable to any acquisition of equity in Brazilian financial institution, but a specific presidential decree for that purpose is no longer required.

A foreign financial institution duly authorized to operate in Brazil through a branch or a subsidiary is subject to the same rules, regulations and requirements that are applicable to any Brazilian financial institution.

Equity Interest Held by Financial Institutions in Other Legal Entities

The authorization for financial institutions to establish a branch abroad and/or to acquire and/or increase equity participation in companies incorporated in Brazil or abroad is regulated by CMN Resolution No. 5,043 of November 25, 2022. These rules determine, among other standards, a prior authorization issued by the Central Bank of Brazil for a Brazilian financial institution (i) to be able to participate or increase its participation, directly or indirectly and in any amount, in the share capital of any financial or non-financial company in Brazil or abroad, and (ii) to establish a branch or representative office abroad, with the institution being required to comply with capital, activities and operating limits. Additionally, in order to allocate or to increase fund allocation in branches or representative offices established abroad, Brazilian financial institutions are required to communicate their intention to do so to the Central Bank of Brazil 90 days prior to the execution of the transaction.

The submission of a filling in order to seek for such prior approvals must comply with other regulatory requirements, such as the ones determined by the Central Bank of Brazil Normative Ruling No. 342, of January 2, 2023, and Central Bank Circular No. 2,981, of April 28, 2000.

Change of Corporate Control and Qualified Equity Interest

Pursuant to the provisions of CMN Resolution No. 4,970, the change, transfer or modification of the control of financial institutions must be submitted to the prior approval of the Central Bank of Brazil in accordance with the above-mentioned regulation and such change, transfer or modification shall only be effected after such approval is duly obtained. The maximum term for obtaining such authorization from the Central Bank of Brazil is 360 days.

In addition, pursuant to the above-mentioned rules that also regulate the acquisition by an individual or legal entity, directly or indirectly, of qualified equity interest, corresponding to 15% or more of the total equity interest of a financial institution that issues solely ordinary shares and 10% or more of the total equity interest of a financial institution that issues ordinary and preferential shares), such acquisitions shall be notified to the Central Bank of Brazil, which has the right to request documents and information, as well as order that the acquisition be regularized or undone in case the Central Bank of Brazil identifies any irregularities.

Open Finance

On May 4, 2020, the Central Bank of Brazil and CMN published Joint Resolution No. 1/2020, amended by Joint Resolution No. 10 of July 4, 2024, setting out the framework for the implementation of open finance in Brazil. From that date on, CMN and the Central Bank of Brazil have issued complementing regulations. The Brazilian open finance model comprises financial institutions, payment institutions and other entities authorized to operate by the Central Bank of Brazil, making it possible to share, via the integration of information systems and upon customer’s authorization, data on products and services, customer records and transactions. Open finance also includes, but is not limited to, the provision of initiation payment services and forwarding loan proposals through digital correspondent agents. Since May 2024, the Central Bank of Brazil and the CMN continue to regulate open finance, introducing new regulations aiming at enhancing payment transactions via PIX, simplifying payment initiation processes and facilitating contactless payments, providing for a new framework for governance (including the foundation of the Open Finance Association) and also making adjustments to mandatory participation requirements for institutions in the open finance ecosystem.

Instant Payment System (PIX)

On August 12, 2020, the Central Bank of Brazil enacted Resolution No. 1, which put in place a payment system denominated PIX where the user is guaranteed real-time payments and transfers. The main objective of the Central Bank of Brazil in setting up an instant payment ecosystem is to render the completion of a payment transaction a simple, easy, convenient and direct act, thereby enhancing the experience of users. Following this principle, the Central Bank of Brazil states that PIX has the potential to: (1) enhance competition; (2) improve market efficiency; (3) reduce costs; (4) straighten security; (5) enhance client experience; (6) accelerate the digitalization of the retail payment market; (7) promote financial inclusion; and (8) overcome deficiencies of other payments methods. The Central Bank of Brazil issued regulations on the PIX ecosystem, setting forth operational procedure, technological infrastructure, disclosure requirements and potential penalties applicable relevant participants.

Payment transactions using PIX shall be validated by the relevant institutions within 34 seconds and subsequently liquidated within 40 seconds, through a centralized payment infrastructure developed by the Central Bank of Brazil known as the Brazilian Instant Payments System (Sistema de Pagamentos Instantâneos), or SPI, which is implemented by Central Bank of Brazil Resolution No. 1, of August 12, 2020.

All financial and payment institutions with a license to operate granted by the Central Bank of Brazil and having more than 500,000 active client accounts (including checking, savings and payment accounts) are required to participate in the PIX and the SPI. The participation by other financial and payment institutions that operate client accounts is optional. Following the mandatory requirement, we officially adhered to the PIX ecosystem in November 2020 and since then we have provided real-time payments and transfers services to our clients on a regular basis.

According to the abovementioned rule, there are five participation types: (1) a transactional account provider, which is a financial institution or a payment institution that offers deposit accounts or prepaid payment accounts to end users; (2) a government entity, which is the National Treasury Secretariat, with the exclusive purpose of making collections and payments related to its activities; (3) special clearing houses, which are the financial institutions and payment institutions that (a) within the scope of PIX, have the exclusive purpose of providing settlement services to other participants, (b) meet the requirements to act as settlement participants, and (c) do not meet the criteria of mandatory participation in PIX; (4) an initiator, which is a financial or a payment institution, with the exclusive purpose of provide payment initiation services under the PIX scope; and (5) a user institution, which is a financial or payment institution that participate in PIX solely for the purpose of executing payments or receiving funds related to its own rights and obligations.

Among these new functionalities of PIX is the PIX Collection (PIX Cobrança), by which merchants, suppliers, service providers and other entrepreneurs can issue a QR Code to make instant payments, in points of sale or e-commerce, for example, or collections due on a future date. PIX also enables that financial and payment institutions intending to provide the integration services to receiving users must adopt an application programming interface standardized by the Central Bank of Brazil.

E-Commerce, Data Protection and Taxes

Agi Group is subject in Brazil to laws relating to internet activities, e-commerce and data protection, as well as tax laws and other regulations applicable to Brazilian companies generally. Internet activities in Brazil are regulated by Brazilian Federal Law No. 12,965 of April 23, 2014, as amended, known as the Brazilian Civil Rights Framework for the internet, which embodies a substantial set of rights of internet users, and obligations relating to internet service providers. This law exempts intermediary platforms from liability for user-generated content in certain cases. On the other hand, this law provides for penalties (including fines) in case of non-compliance.

The laws and regulations applicable to the Brazilian digital banking industry and to the offering of financial services are subject to ongoing interpretation and change, and our digital banking business may become subject to regulation by other authorities. For further information, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Changes to existing laws and regulations governing financial institutions in Brazil or the enactment of new laws and regulations may materially and adversely affect us.”

Consumer Protection Laws

Agi Group is subject to several laws and regulations designed to protect consumer rights—most importantly, the CDC, which sets forth the legal principles and requirements applicable to consumer relations in Brazil. This law regulates, among other things, commercial practices, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers as the hypo-sufficient party, the joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, advertising and information on products and services offered to the public. The CDC further establishes the consumers’ rights to access and modify personal information collected about them and stored in private databases. These consumer protection laws could result in substantial compliance costs.

Over-Indebtedness

On July 2, 2021, Law No. 14,181 was published and came into effect on the same date. Law No. 14,181 amends the CDC and Law No. 10,741, of October 1, 2003, known as the Senior Citizens’ Statute (Estatuto do Idoso) to improve provisions relating to the offering of consumer credit and to address over-indebtedness.

Regarding the prevention of over-indebtedness, the rule created a chapter in the CDC dedicated to responsible credit and financial education. The amendments determine the presentation of specific information to the consumer in the granting of credit or installment sales, such as the effective monthly interest rate, late payment interest and the total charges foreseen in the event of late payment. The new law also establishes rules on informational conduct to be observed by the credit granting institution regarding the nature and type of the credit offered, considering the age of the consumer.

Moreover, the law included a new chapter in the CDC dedicated to conciliation in over-indebtedness. According to the new law, the over-indebted consumer may request the initiation of a debt renegotiation process by submitting a payment plan proposal, preserving the existential minimum. The unjustified non-attendance of the creditor or its attorney at the conciliation hearing may suspend the collection of the credit, with the interruption of the late payment charges.

In the case of conciliation, the court decision that ratifies the agreement will describe the debt payment plan. In the case of unsuccessful conciliation, the judge, at the consumer’s request, will institute proceedings for over-indebtedness to review and integrate the relevant debt agreements and renegotiate the remaining debts by means of a mandatory judicial plan.

Law No. 14,181 further provides, among other new rules, for rules on credit card chargebacks. According to the new rules, the creditor cannot collect any payment that has been disputed by the consumer while the dispute has not been settled, as long as the consumer has notified the credit card issuer in accordance with the terms provided by such law.

This set of rules restricts credit offering by Agi Group as well as results in an increase of the already existing compliance costs with consumer protection laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may face restrictions and penalties under Brazilian consumer protection laws, including the CDC, and other legislation, including the “minimum subsistence income” legislation.”

Central Bank Rules on Consumer Relations

CMN Resolution No. 4,949 of September 30, 2021 provides the principles and procedures to be adopted in the relationship of financial institutions and other institutions authorized to operate by the Central Bank of Brazil with their clients and users of financial products and services.

The goal of these rules is to ensure fair and equitable treatment at all stages of the consumer relationship with financial institutions, as well as a convergence of the interests of such institutions with those of their consumers. Additionally, the regulation defines that institutions authorized to operate by the Central Bank of Brazil (i) shall prepare and implement an institutional policy for the relation with consumers and users; (ii) must indicate to the Central Bank of Brazil the officer responsible for complying with the obligations provided under the rule; and (iii) must comply with other obligations within the scope of the rule.

On October 3, 2023, Law No. 14,690 was sanctioned, ratifying the emergency program for renegotiation of debts of individuals in default depending on the category the debtor is, which in turn depends on the amount of the debtor’s debt (Desenrola Brasil).The CMN and the Central Bank of Brazil issued Resolution No. 5,112 and Resolution No. 365, both of December 21, 2023, respectively, establishing other measures to prevent debtor default and consumer over-indebtedness, including rules related to the portability of credit transactions granted in the context of post-paid payment instrument (such as credit cards) financings, among other issues.

Furthermore, on December 26, 2023, the CMN and the Central Bank of Brazil published Joint Resolution No. 8, which requires, from July, 1, 2024, the institutions authorized to operate by the Central Bank of Brazil to adopt financial literacy measures designed for their clients and natural person users, including individual entrepreneurs, by means of the publication of a financial literacy policy, the provision of financial literacy content and tools in an appropriate language, channel and timing in order to suit them to the characteristics and needs of clients and users.

Self-Regulatory Framework for the Protection of Vulnerable Consumers

In addition to statutory and regulatory obligations applicable to financial institutions in Brazil, the banking sector maintains a voluntary self-regulatory regime intended to strengthen consumer protection, particularly with respect to vulnerable consumers. Coordinated by the Brazilian Federation of Banks (Federação Brasileira dos Bancos – FEBRABAN), this regime operates through the Banking Self-Regulation System (Sistema de Autorregulação Bancária – SARB) and is reflected in instruments such as SARB Normative No. 27 and the Guide to Best Practices in Consumer Relations with Vulnerable Groups (Guia de Boas Práticas de Relacionamento com os Vulneráveis).

Under this framework, vulnerable consumers are individuals who, owing to personal conditions—such as age, disability, low income, limited education levels, digital immaturity or over-indebtedness—may face limitations in their ability to fully understand, evaluate or represent their interests in financial transactions. Participating institutions are expected to implement internal policies and risk procedures to identify vulnerabilities, adopt differentiated service protocols, and tailor products and services to the specific needs and limitations of these consumers. The framework also encourages financial education initiatives, plain-language and accessible communications, and proactive measures to mitigate over-indebtedness, which may include suspending unsolicited credit offers and prioritizing human-assisted service channels.

Although adherence to the self-regulatory framework is voluntary, Agibank Brazil and Agi Financeira S.A. - Sociedade de Crédito, Financiamento e Investimento adhere to these standards, reflecting our commitment to responsible lending and the continued enhancement of our consumer protection practices.

Failure to comply with applicable banking self-regulatory standards may subject a financial institution that adhered to such frameworks to sanctions such as conduct adjustment recommendations, financial contributions, suspension or exclusion from the self-regulatory system, depending on the severity and recurrence of the infraction and its impact on consumers.

Data Privacy and Protection

With regard to the compliance with data protection regulations, besides the Brazilian Federal Constitution, Agi Group is subject to the Brazilian Civil Rights Framework for the internet, the CDC, Bank Secrecy Law and the Brazilian Federal Law No. 13.709 of August 14, 2018, called the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados), or the LGPD. Agi Group is also subject to Brazilian intellectual property rules, and to tax laws and related obligations such as the rules governing the sharing of customer information with tax and financial authorities. It is unclear whether the tax and regulatory authorities would seek to obtain information regarding our customers. Any such request could come into conflict with the data protection rules, which could create risks for our business.

The Brazilian Civil Rights Framework for the internet establishes principles, guarantees, rights and duties for the use of the internet in Brazil, including regulation about data privacy for internet users.

In September 2020, the LGPD came into effect, except for its administrative sanctions, which became effective on August 1, 2021, under the Brazilian Federal Law No. 14,010/20, which delayed the applicability of certain provisions of the LGPD. The LGPD establishes detailed rules to be observed in the maintenance and processing of personal data and provides, among other measures, rights to the data subjects, cases in which the processing of personal data is allowed, obligations and requirements relating to security incidents involving personal data and conditions for the transfer and sharing of personal data.

The LGPD further establishes penalties for non-compliance with its provisions, ranging from a warning and exclusion of personal data processed in an irregular way to fines or the prohibition from processing personal data. The LGPD also authorizes the creation of the ANPD, the agency that oversees compliance with the rules on data protection. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to a number of laws and regulations in Brazil governing data privacy and security.”

Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could harm our business, financial condition or results of operations.

Bank Secrecy

Brazilian financial institutions are subject to bank secrecy rules, pursuant to Supplementary Law No. 105, of January 10, 2001. Financial institutions are required to ensure the secrecy of their active and passive transactions and services provided, except for certain events, including, but not limited to: (1) disclosure of confidential information upon the express consent of the interested parties or when requested by judicial authorities; (2) exchange of information between financial institutions for recording purposes; (3) remittance of record information to credit protection agencies related to drawers of bad checks and borrowers in default; (4) communication of criminal or administrative offenses to competent authorities; and (5) if they are responsible for withholding and paying contributions, remittance of information to the Brazilian Federal Revenue Office required to identify taxpayers and global amounts involved in their transactions.

Cybersecurity

We are subject to the requirements of the LGPD, especially in relation to the security and protection of personal data, as well as CMN Resolution No. 4,893 of February 26, 2021, which require financial institutions to institute a cybersecurity policy, as well as regulates the outsourcing of relevant data processing and storage and cloud computing services.

We also comply with (i) SUSEP Circular No. 638 of July 27, 2021, which provides for cybersecurity requirements to be observed by insurance companies, open entities pension funds (entidades abertas de previdência complementar), capitalization and local reinsurers and (ii) the SEC’s cybersecurity disclosure rules applicable to foreign private issuers, focusing on risk management, strategy, governance and cybersecurity incident disclosure.

In case of data location and processing, the relevant contract may not hinder Central Bank of Brazil’s supervision and the financial institution must have a contingence plan in place in case of termination or impossibility of provision of the services and management of information security risk of the third parties. In addition, there must be an agreement for the exchange of information between the Central Bank of Brazil and the supervisory authorities of the countries where the services may be provided (in case there is no such agreement, the Central Bank of Brazil must approve in advance the engagement of the relevant foreign service provider by the financial institution).

ESG Regulation on Financial Institutions

Pursuant to CMN Resolution No. 4,945 of September 15, 2021, financial institutions are required to have a Social, Environmental and Climatic Responsibility Policy (Política de Responsabilidade Social, Ambiental e Climática), or PRSAC, which must guide the institutions’ social, environmental and climate actions in conducting their businesses, activities and relationship with their customers, other users of their products and services, suppliers, investors, personnel, and any persons affected by the financial institution’s activities.

The relevant regulation provides for specific definitions of social, environmental and climate risks and deals with the identification and monitoring of such risks incurred by financial institutions, including activities performed by their counterparties, controlled entities, suppliers and outsourced service providers, and seeks to contemplate the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) at the national regulatory level. It also requires the preparation of an annual Report on Social, Environmental and Climate Risks and Opportunities (Relatório de Riscos e Oportunidades Sociais, Ambientais e Climáticas), or a GRSAC Report by financial institutions classified in segments S1, such as us, S2, S3 and S4.

Limitations on interest rates charged on revolving credit in connection with financing of credit cards

As mentioned above, on October 3, 2023, Law No. 14,690 was passed, which limits the interest rates charged on revolving credit charged in connection with the financing of credit card debts and other post-paid instrument invoices and ratifies the emergency program for renegotiation of debts of individuals in default depending on the category the debtor is in, which in turn depends on the size of the debtor’s debt (Desenrola Brasil).

This law establishes limitations with respect to interest limits and financial fees charged over the financing of the outstanding balance of credit card and other post-paid instrument invoices for credit card issuers, as well as other measures to prevent debtor default. Law No. 14,690 establishes that interest and other financial fees charged over the financing of the outstanding balance of credit card and other post-paid instrument invoices may not exceed the principal amount of the financed debt.

On July 1, 2024, Law No. 14,905 of 2024 was published, which introduced significant changes to the Brazilian Civil Code regarding monetary restatement and interest accrual in cases of default. It allows parties to freely set the monetary restatement index and interest rates in contracts, subject to legal limits.If no index is specified, the IPCA will apply for monetary restatement, and the SELIC rate will serve as the legal interest rate.

The law also mandates that the Central Bank of Brazil provides a public tool to simulate statutory interest rates and clarifies that Decree No. 22,626 dated April 7, 1933, or the Usury Law, does not apply to certain obligations outside the National Financial System, such as in transactions executed between legal entities, issuance of debt instruments, and transactions to which financial institutions are a party. Accordingly, the statutory limitations on interest rates established by the Usury Law do not apply to our contracts, as both Agibank Brazil and Agi Financeira S.A. - Sociedade de Crédito, Financiamento e Investimento are financial institutions duly authorized by the Central Bank of Brazil. As a result, our credit operations are expressly exempt from such limitations, and we are permitted to freely negotiate and establish interest rates in our contractual arrangements, without being subject to the statutory caps that otherwise apply to non-financial entities. These provisions of the law came into force on August 30, 2024.

Regulatory Considerations – Cayman Islands

Anti-Money Laundering

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Economic Substance

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised) (the “Economic Substance Act”). The Economic Substance Act is supplemented by the issuance of related Guidance on Economic Substance for Geographically Mobile Activities, version 3.2 of which was issued in July 2022. We are currently subject to the Economic Substance Act. Given our business activities and operations may change from time to time, it is difficult to predict if we will continue to be subject to the Economic Substance Act and the impact that the Economic Substance Act could have on us and our subsidiaries. For example, compliance with any applicable obligations may create significant additional costs that may be borne by us or otherwise affect our management and operation. We will continue to consider the implications of the Economic Substance Act on our business activities and operations and reserve the right to adopt such arrangements as we deem necessary or desirable to comply with any applicable requirements.

Data Protection

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the company you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the Data Protection Act and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the Data Protection Act, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who This Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

•	where this is necessary for the performance of our rights and obligations under any purchase agreements;
•	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or
•	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Data Protection Act.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Selected Statistical Information

The following information for Agibank Brazil is included for analytical purposes and is derived from, and should be read in conjunction with, our audited consolidated financial statements and related notes contained elsewhere herein, as well as the disclosure in “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects.” The selected statistical information set forth below includes information as of and for the years ended December 31, 2025, 2024 and 2023.

Average Balance Sheet, Interest Rates and Yields

Average balance sheet data has been calculated based upon the average of the monthly balances at 13 dates—as of December 31 of the prior year and each of the month-end balances of the 12 subsequent months. Average income statement and balance sheet data and other related statistical information have been prepared on a consolidated annual basis.

With respect to the tables below and the tables under “—Changes in Net Interest Income – Volume and Rate Analysis” and “—Assets—Yield Spread on Interest-Earning Assets” (i) we have stated average balances on a gross basis, before netting impairment losses, and (ii) all average data have been calculated using month-end balances, given that month-end balances are representative of our operations and the collection of data on a daily average basis would involve unwarranted or undue burden or expense. We stop accruing interest on loans once they are more than 90 days past due. All our non-accrual loans are included in the table below under “Loans and advances to customers.”

The following table shows our average balances for each major category of interest-earning assets or interest-bearing liabilities, interest earned or paid on such assets or liabilities, and average yield rate earned or paid on such assets or liabilities, in each case as of each of the dates and for each of the periods presented:

	As of and For the Year Ended December 31,
	2025			2024			2023
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Interest-Earning Assets and Interest Income:
Debt instruments including repurchase agreements and other fixed-income securities	3,719.9	481.0	12.9%	1,888.6	182.4	9.7%	1,444.3	192.3	13.3%
Debentures	3,195.1	372.3	11.7%	1,073.8	363.7	33.9%	646.2	241.8	37.4%
Loans and advances to customers	31,053.1	8,804.9	28.4%	20,348.5	6,197.6	30.5%	13,215.6	4,385.4	33.2%
Total average interest-earning assets, total interest income and gross yield	37,968.1	9,658.2	25.4%	23,310.9	6,743.7	28.9%	15,306.1	4,819.5	31.5%
Interest-Bearing Liabilities and Interest Expense:
Customer deposits	19,739.9	2,589.9	13.1%	15,345.7	1,779.8	11.6%	10,734.6	1,269.7	11.8%
Loans and borrowing	572.5	81.2	14.2%	115.7	44.4	38.4%	—	—	—
Exchange acceptance resources, debt issued and other borrowed funds	5,823.3	879.8	15.1%	2,583.1	331.4	12.8%	795.3	124.3	15.6%
Obligations relating to credit assignment	6,900.4	1,525.4	22.1%	3,057.5	615.3	20.1%	2,324.6	491.5	21.1%
Total average interest-bearing liabilities, total interest expense and gross rate	33,036.1	5,076.3	15.4%	21,102.0	2,770.9	13.1%	13,854.5	1,885.4	13.6%

The following table presents our net interest income and net yields for each of the periods indicated:

	For the Years Ended December 31,
	2025	2024	2023
	(in millions of R$, except percentages)
Net interest income(1)	4,446.3	3,894.5	2,823.7
Net yield(2)	11.7%	16.7%	18.4%

(1)	We calculate net interest income as total interest earned from interest-earning assets less total interest borne from interest-bearing liabilities.
(2)	Net yield is calculated as net interest income divided by total average interest-earning assets. Our total average interest-earning assets is disclosed in the immediately preceding table and amounted to R$37.968.1 million as of December 31, 2025, R$23,310.9 million as of December 31, 2024 and R$15,306.1 million as of December 31, 2023.

In the foregoing tables, yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not significant.

Changes in Net Interest Income – Volume and Rate Analysis

The following table presents the changes in our net interest income allocated between changes in average volume and changes in average rate for the year ended December 31, 2025 compared to the year ended December 31, 2024, and for the year ended December 31, 2024 compared to the year ended December 31, 2023. You should read such table and the footnotes thereto considering our observations noted in “—Average Balance Sheet, Interest Rates and Yields”:

	For the Years Ended December 31,
	2025/2024			2024/2023
	Increase (decrease) due to changes in(1)
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Interest-Earning Assets:
Debt instruments including repurchase agreements and other fixed-income securities	176.9	121.7	298.6	59.2	(69.1)	(9.9)
Debentures	718.5	(709.8)	8.7	160.0	(38.1)	121.9
Loans and advances to customers	3,260.3	(653.0)	2,607.3	2,366.9	(554.7)	1,812.2
Interest-Bearing Liabilities:
Customer deposits	509.6	300.4	810.1	545.4	(35.3)	510.1
Loans and borrowing	175.2	(138.4)	36.8	—	44.4	44.4
Exchange acceptance resources, debt issued and other borrowed funds	415.7	132.7	548.4	279.4	(72.3)	207.1
Obligations relating to credit assignment	773.3	136.8	910.1	155.0	(31.2)	123.8

(1)	We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume.

Investments in Debt Securities

The following table shows the carrying amounts and maturity of our debt securities not carried at fair value through earnings as of December 31, 2025:

	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total
	(in millions of R$)
Government securities—Brazil (Letra Financeira do Tesouro / CDI)	324.1	—	—	—	324.1
Government securities—Brazil (Nota do Tesouro Nacional/ IPCA)	94.1	—	—	—	94.1
Government securities—Brazil (Letra do Tesouro Nacional/ Fixed Rate)	256.0	—	—	—	256.0
Debentures and promissory notes	189.7	3,361.8	2,129.6	—	5,681.1
Government securities—other countries (Korea Development Bank)	289.5	—	—	—	289.5
Government securities—other countries (Official Credit Institute of Spain (Instituto de Crédito Oficial))	1,511.3	—	—	—	1,511.3
Total	2,664.7	3,361.8	2,129.6	—	8,156.1

The following table shows the carrying amounts and maturity of our debt securities not carried at fair value through earnings as of December 31, 2024:

	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total
	(in millions of R$)
Government securities—Brazil	71.3	1,313.1	—	—	1,384.4
Government securities—other countries	266.4	267.6	—	—	534.0
Debentures and promissory notes	—	—	1,392.7	—	1,392.7
Total	337.7	1,580.7	1,392.7	—	3,311.1

The following table shows the weighted average yields of our debt securities not carried at fair value through earnings as of December 31, 2025. We calculate weighted average yield as the weighted average of the yields on the securities, weighted by their respective outstanding principal amounts:

	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total
Government securities—Brazil (LFT / CDI)	0.14%	—	—	—	0.14%
Government securities—Brazil (NTB / Floating Rate)	5.95%	—	—	—	5.95%
Government securities—Brazil (LTN / Fixed Rate)	9.44%	—	—	—	9.44%
Debentures and promissory notes	—	—	30.37%	—	30.37%
Government securities—other countries (Korea Development Bank)	8.64%	—	—	—	8.64%
Government securities—other countries (Official Credit Institute of Spain (Instituto de Crédito Oficial))	12.75%	—	—	—	12.75%

The following table shows the weighted average yields of our debt securities not carried at fair value through earnings as of December 31, 2024. We calculate weighted average yield as the weighted average of the yields on the securities, weighted by their respective outstanding principal amounts:

	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total
Government securities—Brazil	0.01%	0.20%	—	—	0.19%
Government securities—other countries	7.79%	8.64%	—	—	8.22%
Debentures and promissory notes	—	—	34.99%	—	34.99%

In the foregoing tables, yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not significant.

Loan Portfolio

The following table sets forth a breakdown of the maturity of our loans and investments in each category for which disclosure is required in our consolidated financial statements as of December 31, 2025:

	Maturing within 1 year		Maturing between 1 and 5 years		Maturing between 5 and 15 years		Maturing after 15 years	Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of R$, except percentages)
Personal credit loans	3,200.3	28.9%	2,767.3	13.2%	106.0	1.0%	—	—	6,073.6	14.1%
Payroll loans	4,117.8	37.2%	13,268.5	63.4%	8,422.7	75.3%	—	—	25,809.0	59.8%
Payroll credit cards	322.3	2.9%	1,523.9	7.3%	529.0	4.7%	—	—	2,375.2	5.5%
Credit card loans	13.8	0.1%	0.1	0.0%	0.0	0.0%	—	—	13.9	0.0%
Investment Securities - National Treasury Notes (NTN)	94.1	0.8%	—	—	—	—	—	—	94.1	0.2%
Investment Securities - National Treasury Bills (LTN)	256.0	2.3%	—	—	—	—	—	—	256.0	0.6%
Investment Securities - Financial Treasury Instruments (LFT)	324.1	2.9%	—	—	—	—	—	—	324.1	0.8%
Government securities—other countries (Official Credit Institute of Spain (Instituto de Crédito Oficial))	1,511.3	13.7%	—	—	—	—	—	—	1,511.3	3.5%
Government securities—other countries (Korea Development Bank)	289.5	2.6%	—	—	—	—	—	—	289.5	0.7%
Debentures	189.8	1.7%	3,361.8	16.1%	2,129.6	19.0%	—	—	5,681.2	13.2%
Others	93.4	0.8%	—	—	—	—	—	—	93.4	0.2%
Compulsory deposits with the Brazilian Central Bank	660.8	6.0%	—	—	—	—	—	—	660.8	1.4%
Total	11,073.2	100.0%	20,921.6	100.0%	11,187.3	100.0%	—	—	43,182.1	100.0%

The following table sets forth a breakdown of the maturity of our loans and investments in each category for which disclosure is required in our consolidated financial statements as of December 31, 2024:

	Maturing within 1 year		Maturing between 1 and 5 years		Maturing between 5 and 15 years		Maturing after 15 years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of R$, except percentages)
Personal credit loans	3,004.0	38.6%	1,629.9	11.4%	31.0	0.6%	—	—	4,664.9	16.9%
Payroll loans	2,687.5	34.5%	10,012.9	70.0%	4,852.6	88.1%	—	—	17,553.1	63.6%
Payroll credit card loans	286.5	3.7%	1,073.4	7.5%	624.1	11.3%	—	—	1,984.0	7.2%
Credit card loans	84.6	1.1%	0.1	0.0%	—	—	—	—	84.7	0.3%
National Treasury Notes (NTN)	—	—	90.9	0.6%	—	—	—	—	90.9	0.3%
Financial Treasury Instruments (LFT)	57.0	0.7%	47.2	0.3%	—	—	—	—	104.2	0.4%
Government Securities – Other Countries	266.4	3.4%	267.6	1.9%	—	—	—	—	534.0	1.9%
Financial Treasury Bills (LFT)	—	—	1,175.0	8.2%	—	—	—	—	1,175.0	4.3%
Debentures	1,392.7	17.9%	—	—	—	—	—	—	1,392.7	5.0%
Others	0.1	0.0%	—	—	—	—	—	—	0.1	0.0%
Total	7,778.8	100.0%	14,297	100.0%	5,507.7	100.0%	—	—	27,583.6	100.0%

As of December 31, 2025 and 2024, our financial assets measured at amortized cost, as presented in note 6.3 to our audited consolidated financial statements included elsewhere in this annual report, totaled R$31,951.5 million and R$22,663.3 million, respectively, and were primarily composed of our personal credit, payroll loans and payroll credit cards. A portion of these balances corresponds to loan contracts maturing after more than one year.

For each loan category, the tables below present the aggregate amount of loans with contractual maturities exceeding one year that bear either fixed interest rates or floating or adjustable interest rates. The fixed-rate balances disclosed (totaling R$26,617.5 million and R$18,224.0 million as of December 31, 2025 and December 31, 2024, respectively) represent a subset of our total loan portfolio presented in note 6.3 to our unaudited interim condensed consolidated financial statements and our audited consolidated financial statements included elsewhere in this annual report.

	As of December 31, 2025
	Fixed-Rate Loans		Floating or Adjustable-Rate Loans
	Balance	% of Total	Balance	% of Total
	(in millions of R$, except percentages)
Personal credit	2,873.3	10.8%	—	—
Payroll loans	21,691.2	81.5%	—	—
Payroll credit cards	2,052.9	7.7%	—	—
Credit card	0.1	0.0%	—	—
Total	26,617.5	100.00%	—	—

	As of December 31, 2024s
	Fixed-Rate Loans		Floating or Adjustable-Rate Loans
	Balance	% of Total	Balance	% of Total
	(in millions of R$, except percentages)
Personal credit	1,661.0	9.1%	—	—
Payroll loans	14,865.5	81.6%	—	—
Payroll credit cards	1,697.5	9.3%	—	—
Credit card	0.1	0.0%	—	—
Total	18,224.1	100%	—	—

Selected Credit Ratios

The following table presents our selected credit ratios for allowances for credit losses to total loans outstanding and for net charge-offs to average loans outstanding, as well as the components of these ratios, as of December 31, 2025, 2024 and 2023:

	As of December 31,
	2025	2024	2023
	(in millions of R$, except percentages)
Allowance for loan losses to total loans outstanding
Allowance for expected credit loss	2,413.6	1,623.4	1,289.3
Total loans outstanding	34,365.1	24,286.7	15,964.5
Credit ratio	7.0%	6.7%	8.1%
Net write-offs during the period to average loans outstanding:
Payroll loans:
Net write-offs during the period	466.4	376.0	134.1
Average loans outstanding	22,710.6	14,369.1	8,955.4
Credit ratio	2.1%	2.6%	1.5%
Personal credit:
Net write-offs during the period	347.2	365.9	333.8
Average loans outstanding	5,302.9	3,934.2	2,945.4
Credit ratio	6.5%	9.3%	11.3%
Payroll credit cards:
Net write-offs during the period	78.0	42.8	16.3
Average loans outstanding	2,265.6	1,644.2	972.8
Credit ratio	3.4%	2.6%	1.7%
Credit card:
Net write-offs during the period	19.1	16.6	22.4
Average loans outstanding	68.4	90.4	91.5
Credit ratio	27.9%	18.4%	24.5%
Total:
Net write-offs during the period	910.7	801.3	506.6
Average loans outstanding	30,347.5	20,038.0	12,965.1
Credit ratio	3.0%	4.0%	3.9%

Allowance for loan losses to total loans outstanding

In the year ended December 31, 2025, our allowance for loan losses to total loans outstanding credit ratio increased by 0.3 percentage points, to 7.0% as of December 31, 2025 from 6.7% as of December 31, 2024. The increase in the ratio of allowance for loan losses to loans outstanding reflects a more challenging consumer credit scenario in Brazil in 2025, as well as the beginning of our operations in the origination of payroll loans for the private sector, which has a different risk profile when compared to the INSS and public sectors. Nevertheless, the extensive use of data science has been central to maintaining credit quality, enhancing credit origination through more robust engines and more precise client segmentation. In addition, continuous monitoring of customer behavior, supported by predictive and prescriptive models, helps reduce the likelihood of future defaults across the customer base.

In the year ended December 31, 2024, our allowance for loan losses to total loans outstanding credit ratio decreased by 1.4 percentage points, to 6.7% as of December 31, 2024 from 8.1% as of December 31, 2023. The growth of the credit portfolio has been accompanied by improvements in delinquency indicators, reflecting the increased share of secured portfolios and the intensive use of data science across the credit cycle, while preserving portfolio quality and the solidity of risk management. These improvements also stem from active portfolio management and the accuracy of our credit modeling. The extensive use of data science has been central to maintaining credit quality, enhancing credit origination through more robust engines and more precise client segmentation. In addition, continuous monitoring of customer behavior, supported by predictive and prescriptive models, helps reduce the likelihood of future defaults across the customer base.

Net write-offs to average loans outstanding

In the year ended December 31, 2025, our net write-offs during the period to average loans outstanding credit ratio decreased by 1.0 percentage points, to 3.0% as of December 31, 2025 from 4.0% as of December 31, 2024. In the year ended December 31, 2024, our net write-offs during the period to average loans outstanding credit ratio increased by 0.1 percentage points, to 4.0% as of December 31, 2024 from 3.9% as of December 31, 2023. The changes in net write-offs, for both the years ended December 31, 2025 and 2024, are mainly due to the following component variations.

Payroll loans

In the year ended December 31, 2025, across our payroll loans, our net write-offs during the period to average loans outstanding credit ratio decreased by 0.5 percentage points, to 2.1% as of December 31, 2025 from 2.6% as of December 31, 2024. This was mainly driven by growth in average outstanding balance of payroll loans between the periods, which diluted the ratio, and higher gross write-offs, which increased to R$466.4 million in the year ended December 31, 2025 from R$404.7 million in the year ended December 31, 2024, partially offset by decreased recoveries of zero in 2025 compared to R$28.7 million in 2024.

In the year ended December 31, 2024, across our payroll loans, our net write-offs during the period to average loans outstanding credit ratio increased by 1.1 percentage points, to 2.6% as of December 31, 2024 from 1.5% as of December 31, 2023. This was mainly due to higher gross write-offs, which rose to R$404.7 million in 2024 from R$143.1 million in 2023, partially offset by increased recoveries of R$28.7 million in 2024 from R$9.0 million in 2023.

Personal credit

In the year ended December 31, 2025, across our personal credit, our net write-offs during the period to average loans outstanding credit ratio decreased by 2.8% percentage points, to 6.5% as of December 31, 2025 from 9.3% as of December 31, 2024. This was mainly due to higher recoveries, which rose to R$136.6 million in 2025 from R$70.9 million in 2024, partially offset by the increase in gross write-offs to R$483.8 million in 2024 from R$436.8 million in 2024.

In the year ended December 31, 2024, across our personal credit, our net write-offs during the period to average loans outstanding credit ratio decreased by 2.0 percentage points, to 9.3% as of December 31, 2024 from 11.3% as of December 31, 2023. This was mainly due to higher recoveries, which rose to R$70.9 million in 2024 from R$46.1 million in 2023, partially offsetting the increase in gross write-offs to R$436.8 million in 2024 from R$379.9 million in 2023.

Payroll credit card

In the year ended December 31, 2025, across our payroll credit card loans, our net write-offs during the period to average loans outstanding credit ratio increased by 0.8 percentage points, to 3.4% as of December 31, 2025 from 2.6% as of December 31, 2024. This was mainly due to higher gross write-offs, which rose to R$78.0 million in 2025 from R$44.6 million in 2024, partially offset by decreased recoveries of zero in 2025 from R$1.8 million in 2024.

In the year ended December 31, 2024, across our payroll credit card loans, our net write-offs during the period to average loans outstanding credit ratio increased by 0.9 percentage points, to 2.6% as of December 31, 2024 from 1.7% as of December 31, 2023. This was mainly due to higher gross write-offs, which rose to R$44.6 million in 2024 from R$17.0 million in 2023, partially offset by increased recoveries of R$1.8 million in 2024 from R$0.7 million in 2023.

Credit card

In the year ended December 31, 2025, across our credit card loans, our net write-offs during the period to average loans outstanding credit ratio increased by 9.5 percentage points, to 27.9% as of December 31, 2025 from 18.4% as of December 31, 2024. This was mainly due to higher net write-offs when measured against a lower average loans outstanding.

In the year ended December 31, 2024, across our credit card loans, our net write-offs during the period to average loans outstanding credit ratio decreased by 6.1 percentage points, to 18.4% as of December 31, 2024 from 24.5% as of December 31, 2023. This was mainly due to lower net write-offs, which fell to R$16.6 million in 2024 from R$22.4 million in 2023.

Deposits

The principal components of our deposits are time deposits, which accounted for 98.3%, 98.1% and 98.4% of our total deposits as of December 31, 2025, 2024 and 2023, respectively. The following table presents the average amount of, and the average rate paid on, our time deposits as of each of the dates indicated:

	As of December 31,
	2025	2024	2023
Average amount (in millions of R$)	19,358.8	15,027.5	10,528.7
Average rate (%)	14.0%	12.5%	12.7%

Uninsured deposits correspond to the portion of deposits not covered by the FGC, either because the instrument itself is not eligible for coverage or because it exceeds the maximum coverage limit per depositor. Customer deposits tied to DI instruments, which are interbank deposits between Brazilian financial institutions in the interbank market, are not covered by the FGC in Brazil. For these deposits, the amounts were derived from our financial records. Other deposits are generally subject to FGC coverage, which guarantees repayment up to the maximum limit of R$250 thousand per depositor (whether an individual or legal entity) and per financial institution, in accordance with applicable regulation. In addition to this general coverage, time deposits with special guarantee (Depósito a Prazo com Garantia Especial) are subject to a higher coverage limit of R$40 million or R$400 million, depending on whether the investor is associated with the FGC or not, as provided by Resolution No. 4,222/2013 of the CMN. For these other deposits, the amount covered was estimated based on information provided by the main distributors of the instruments issued by us, since the distribution of our funding instruments is carried out through third parties and detailed information on the coverage status is not directly available to us.

The following tables set forth information regarding our uninsured deposits by time remaining until maturity as of the dates indicated:

	As of December 31, 2025
	Less than 3 months	3-6 months	6-12 months	Over 12 months	Total
	(in millions of R$)
Uninsured deposits (interbank deposit certificates — CDI)	—	10.6	—	87.0	97.6
Uninsured deposits (in excess of the FGC coverage limit)(1)	438.1	495.4	48.5	—	982.0
Total uninsured deposits(2)	438.1	506.0	48.5	87.0	1,079.6

(1)	Estimated based on information provided by the main distributors of our securities.
(2)	Includes estimates based on information provided by the main distributors of our securities.

	As of December 31, 2024
	Less than 3 months	3-6 months	6-12 months	Over 12 months	Total
	(in millions of R$)
Uninsured deposits (interbank deposit certificates — CDI)	269.6	29.3	1.0	—	299.9
Uninsured deposits (in excess of the FGC coverage limit)(1)	431.3	651.8	26.6	—	1,109.7
Total uninsured deposits(2)	700.9	681.1	27.6	—	1,409.6

(1)	Estimated based on information provided by the main distributors of our securities.
(2)	Includes estimates based on information provided by the main distributors of our securities.

As of December 31, 2025, 2024 and 2023, we did not have any material exposure to foreign deposits (i.e., deposits from depositors who are not in Brazil) or to deposits by foreign depositors in domestic offices.

C.       Organizational Structure

We are a Cayman Islands exempted company with limited liability incorporated on September 2, 2021. Our legal and commercial name is AGI Inc. Our group is currently composed of 15 entities, including AGI Inc and its 14 direct or indirect subsidiaries (after giving effect to the Share Contribution), all of which are duly incorporated in Brazil. Please refer to Exhibit 8.1 of this annual report for a list of our subsidiaries.

The following organizational chart shows our corporate structure, as of this annual report:

D.       Property, Plant and Equipment

Properties

Our corporate headquarters are located in Campinas, in the State of São Paulo and our principal executive offices, which include the majority of our product development, sales, marketing, and business operations, are located in the State of São Paulo. Our principal executive offices consist of approximately 6,665 square meters of space under a lease that expires in September 2030. We also have offices in several other locations and currently lease all of the facilities associated with our Smart Hubs.

As of December 31, 2025, we maintained multiple services agreements relating to our hybrid data architecture, which is comprised of two physical data centers located in Porto Alegre, in the state of state of Rio Grande do Sul, and cloud services provided by third-party providers with infrastructure located in São Paulo, in the State of São Paulo, and Rio de Janeiro, in the State of Rio de Janeiro. The physical facilities related to our data centers—such as space, cooling, electrical systems, and cabling—are operated and maintained by specialized third-party service providers with expertise in managing such infrastructure.

In addition, we believe that our current facilities, including our data infrastructure facilities, are suitable and adequate for our business as presently conducted. However, we periodically review our facility requirements and may acquire new space or additional capacity or consolidate and dispose of facilities that are no longer required to meet the evolving needs of our business.

Intellectual Property

We rely on a combination of trademark, domain names and trade secret laws, as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties.

In Brazil, ownership of trademarks is evidenced only through a validly approved registration with the Brazilian Patent and Trademark Office (Instituto Nacional da Propriedade Industrial), or the INPI, the federal agency responsible for registering trademarks and patents in Brazil. In January 2025, the INPI indicated that the average processing time for applications is currently about 21 months from application date. After registration, the owner is assured, in most cases, of exclusive use of the trademark throughout Brazil for a period of ten years, renewable for successive periods. During the registration process, the person applying for trademark registration merely has an expectation of the right to use the trademarks applied for to identify its products or services specifically in the requested class. These parameters do not apply to common expressions (which may be registered but will not be awarded exclusive use by their owners) and highly renowned brands.

As of December 31, 2025, we did not own any Brazil-issued patents or copyrights. We own 81 trademarks including “Agibank” and “Agi,” and other valuable trademarks and designs covering various brands, products, programs and services. We also own a number of domain names registered in Brazil, including “agibank.com.br.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating Results

Key Business Metrics

Overview

We review a number of operating and financial metrics, including the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

The following table presents such key business metrics as of the dates and for the years indicated:

	As of and For the Year Ended December 31,
	2025	2024	2023
	(in millions of R$, except as otherwise indicated)
Operating Metrics
Active clients (in millions)(1)	6.7	3.9	2.7
Smart Hubs (#)	1,111	1,006	901
ARPAC(2) (in R$)	1,966.9	2,246.0	2,137.7
Portfolio Metrics
Total loans to customers(3)	34,855.0	24,223.6	16,153.4
Total loans to customers growth	43.9%	50.0%	56.9%
Gross credit origination(4)	29,918.2	22,852.6	15,366.4
Credit loss allowance expenses/credit portfolio(5)	5.6%	5.6%	6.0%
NPL(6)	3.7%	3.0%	3.9%
Performance
Total revenues(7)	10,694.2	7,284.4	4,987.6
Revenue growth	46.8%	46.0%	50.1%
Risk-Adjusted NIM(8)	8.1%	11.9%	13.2%
Efficiency ratio(9)	40.6%	46.5%	51.5%
Net income for the period/year	1,046.6	794.4	426.1
ROAE(10)	35.8%	44.0%	37.4%
ROAA(11)	2.7%	3.3%	2.7%
Balance Sheet and Capital
Total funding(12)	38,845.0	25,301.2	16,837.1

	As of and For the Year Ended December 31,
	2025	2024	2023
	(in millions of R$, except as otherwise indicated)
Total equity	3,276.9	2,476.7	1,305.2
Basel regulatory capital ratio(13)	15.5%	14.0%	14.1%
Market Metrics
Market Share – Social security benefit loans(14)	9.0%	6.4%	4.7%

(1)	We define “active clients” as clients that have any of the following products during any period: checking account, payroll credit, paycheck-linked personal loans, FGTS-backed secured loans, credit or debit cards, payroll credit card or any kind of insurance.
(2)	We define annual average revenue per active client, or ARPAC, as total revenues for the last four fiscal quarters preceding the date of calculation divided by the average number of active clients for the last five fiscal quarters preceding the date of calculation.
(3)	We define loans to customers as the gross balance of our credit portfolio, which is primarily composed of personal credit, payroll loans, payroll credit card loans, and credit card loans.

(4) We define gross credit origination as all new credit agreements generated, including new loans issued during the period and refinancings of existing loans that were originated in prior periods.

(5)	We define credit loss allowance expenses/credit portfolio as expected credit losses for the last four fiscal quarters preceding the date of calculation divided by the average credit portfolio over the last five fiscal quarters preceding the date of calculation. For 2023, we consider the average credit portfolio as of December 31 for the last two fiscal years due to the lack of quarterly financial data for these periods.
(6)	We define our non-performing loans rate, or NPL, as the sum of our non-performing loans (i.e., loans classified as such because the borrower has missed scheduled payments (principal and interest) for 90 days), divided by the total credit portfolio for the period.
(7)	We define total revenues as interest income using the effective interest method, plus gain on financial assets at fair value through profit or loss and commissions, banking fees, and other revenues from services.
(8)	We define Risk-Adjusted NIM as net interest income for the four fiscal quarters preceding the date of calculation plus expected credit losses for the four fiscal quarters preceding the date of calculation divided by the average interest bearing assets over the five fiscal quarters preceding the date of calculation. For 2023, we consider the average interest bearing assets as of December 31 for the respective fiscal years preceding the date of calculation due to the lack of available quarterly financial data for these periods. Risk-Adjusted NIM is a non-IFRS financial measure. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures” for additional information. A reconciliation of our Risk-Adjusted NIM to its most directly comparable IFRS measure, net interest income, can be found below under “—Non-IFRS Financial Measures and Reconciliations.”
(9)	We define efficiency ratio as non-bank expenses during a specific period divided by operating revenues during such period. Non-bank expenses is defined as the sum of (i) personnel expenses, (ii) selling, general and administrative expenses, (iii) depreciation and amortization, and (iv) other income (expenses), net. Operating revenues is defined as the sum of (i) net interest income, (ii) gain on financial assets at fair value through profit or loss, (iii) commissions, banking fees and other revenues from services, net of (iv) tax expenses.
(10)	We define return on average equity, or ROAE, as net income for the four fiscal quarters preceding the date of calculation divided by average equity for the five fiscal quarters preceding the date of calculation. For 2023, we consider the average equity as of December 31 for the respective fiscal years preceding the date of calculation due to the lack of available quarterly financial data for these periods.
(11)	We define return on average assets, or ROAA, as net income for the four fiscal quarters preceding the date of calculation divided by average assets for the five fiscal quarters preceding the date of calculation. For 2023, we consider the average assets as of December 31 for the respective fiscal years preceding the date of calculation due to the lack of available quarterly financial data for these periods.
(12)	We define total funding as the amount of liabilities used to finance our operations, composed of demand customer deposits, time customer deposits, funds from acceptance and issuance of securities, debt issued and other borrowed funds, loans and borrowing, investment securities, and obligations related to credit assignment

(securitizations). For more information, see notes 6.5 and 14 to our financial statements included elsewhere in this annual report.

(13)	For a discussion of our calculation of our Basel regulatory capital ratio, please refer to “—Liquidity and Capital Resources—Overview.”
(14)	According to the Central Bank of Brazil as of each date of calculation.

Active Clients

Our total number of active clients is an important measure of the reach and adoption of our products. We reached 6.7 million active clients as of December 31, 2025, representing a CAGR of 46.5% from 2022 to 2025. We believe this growth highlights the scalability of our business model and the value proposition of our product offering to our target demographic.

Smart Hubs

As our Smart Hubs are a differentiating aspect of our business model and key factor in onboarding and acquiring new clients, the total number of hubs is an important measure to capture the expansion of our physical network across Brazil. As of December 31, 2025, we reached 1,111 hubs, growing at a CAGR of 8.0% since 2022. We believe the growth in our Smart Hubs network highlights our ability to widen our competitive moat in terms of our nationwide physical presence to capture social security beneficiaries.

ARPAC

We have a high ARPAC, which we believe is a significant advantage in our business model. We believe that our ARPAC is more than three times greater than the median ARPAC of other publicly traded Brazilian digital banks, based on publicly available filings. We have been able to quickly scale our revenue, supported by continuous market share expansion and cross-selling, reaching R$10,694.2 million in revenues in year ended in December 31, 2025.

In addition, we have been able to steadily grow our ARPAC as we increase credit penetration and cross sell additional products to our client base. In 2025, we reached an ARPAC of R$1,966.9. This slight decrease is a result of the inflow of private sector clients following the new private payroll market regulations, which have not yet fully generated revenue.

Gross Credit Origination

Our credit underwriting capabilities can be measured by our gross credit origination. In 2025, we originated R$29.9 billion in new customer credit, which represents an increase of 30.9% compared to R$22.9 billion in 2024.

We are originating credit at an increasing rate. We believe this highlights our ability to increase our portfolio through not only refinancing existing customer loans, but also by leveraging our strong underwriting ability to originate new credit lines.

Portfolio Growth

Our credit portfolio growth is a key driver of our business and one of our most relevant metrics. As of December 31, 2025, our total credit portfolio amounted to R$34.9 billion, representing an increase of 43.9% compared to R$24.2 billion as of December 31, 2024. Despite this rapid growth, we have also increased the percentage of our credit portfolio that is secured to 86.1% as of December 31, 2025, which highlights our ability to underwrite credit and grow our portfolio in a sustainable way.

Credit Loss Allowance Expenses/Credit Portfolio

Our credit loss allowance expenses/credit portfolio is a key measure of underlying asset quality, reflecting the expected credit losses that quantify the risk profile of our loan portfolio and the provisions required to absorb potential future defaults. Our credit loss allowance expenses/credit portfolio ratio was 5.6% as of December 31, 2025, from 5.6% and 6.0% as of December 31, 2024 and 2023, respectively. This decrease was driven by lower levels of expected defaults, as our credit underwriting data and models developed over time, and the growth of our secured portfolio, which naturally yields lower levels of default on a percentage basis.

Efficiency Ratio and Revenue per Headcount

We believe our efficiency ratio is a key measure of our operating leverage. We were able to significantly improve our efficiency ratio, which reached 40.6% for the year ended December 31, 2025, a 5.9 percentage points decrease from 46.5% in the year ended December 31, 2024. This trend is followed by an increasing revenue per headcount (calculated as revenue for the period, divided by the average headcount for the previous five quarters for year-end figures, and average headcount for the previous three quarters for half-year figures), which reached R$2.2 million for the year ended December 31, 2025, an increase of 31.3% from the year ended December 31, 2024. We believe this reinforces the scalability of our business model and our ability to drive increasing operating leverage driven by our technology platform.

Non-IFRS Financial Measures and Reconciliations

This annual report presents our Risk-Adjusted NIM and its reconciliation for the convenience of investors, which is a non-IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. Non-IFRS financial measures should not be interpreted as indicators of future performance and may not reflect the impact of regulatory, macroeconomic or operational changes on our business, financial condition or results of operations. For further information on why our management chooses to use this non-IFRS financial measure and on the limits of using this non-IFRS financial measure, please see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures.”

We define Risk-Adjusted NIM as net interest income for the four fiscal quarters preceding the date of calculation plus expected credit losses for the four fiscal quarters preceding the date of calculation divided by the average interest-bearing assets over the five fiscal quarters preceding the date of calculation. For 2023, we consider the average interest-bearing assets as of December 31 for the respective fiscal years preceding the date of calculation due to the lack of available quarterly financial data for these periods. For the years ended December 31, 2024 and 2025, we define Risk-Adjusted NIM as total annualized net interest income for the period plus expected credit losses for the period, divided by the average interest-bearing assets for the four fiscal quarters ended December 31 for the respective fiscal years.

The following table sets forth a reconciliation of our Risk-Adjusted NIM to its most directly comparable IFRS measure, net interest income, for the periods indicated:

	For the Year Ended December 31,
	2025	2024	2023
	(in millions of R$, except as otherwise indicated)

Net interest income	4,446.3	3,894.5	2,823.7
(+) Expected credit losses	(1,700.5)	(1,133.7)	(788.1)
Subtotal	2,745.8	2,760.8	2,035.6
(/) Average interest-bearing assets	37,855.5	23,235.7	15,428.1
Risk-Adjusted NIM	8.1%	11.9%	13.2%

Significant Factors Affecting Our Results of Operations

Brazilian Macroeconomic Environment

We operate in Brazil, which is the largest economy in Latin America, as measured by gross domestic product, or “GDP.” As a result, our revenues and profitability are affected by political and economic developments in Brazil and the impact that these factors have on the availability of funding, disposable income, employment rates and average wages. The following table sets forth certain data relating to GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate as of the dates and for the periods indicated:

	As of and For the Year Ended December 31,
	2025	2024	2023
Real GDP growth	2.3%	3.4%	3.2%
Inflation (deflation) (IGP-M)(1)	(1.1)%	6.5%	(3.2)%
Inflation (IPCA)(2)	4.3%	4.8%	4.6%
Long-term interest rates—TLP rate (average)(3)	7.8%	6.7%	5.6%
CDI interest rate (average)(4)	14.9%	11.8%	11.9%
SELIC rate (%)(5)	15.0%	12.3%	11.8%
Period-end exchange rate—R$ per US$1.00(6)	5.50	6.19	4.86
Average unemployment rate(7)	5.9%%	6.9%	8.0%

Sources: BNDES, Central Bank of Brazil, FGV, IBGE, B3.

(1)	The IGP-M index is measured by FGV.
(2)	The IPCA index is measured by the IBGE.
(3)	The TLP rate is set by the BNDES in connection with its long-term financing arrangements (as of the last month of the respective period).
(4)	The CDI rate is the rate of the interbank deposits in Brazil (as of the last date of the respective period).
(5)	The SELIC rate is Brazil’s benchmark interest rate (as of the last date of the respective period).
(6)	Average selling rate of the last day of the relevant period.
(7)	Average unemployment rate for year as measured by the IBGE.

GDP Growth

The performance of Brazil’s GDP directly influences the demand for credit and financial transactions. Economic conditions, driven by both global trends and domestic factors such as fiscal policies and monetary tightening, have a significant impact on consumer confidence. When GDP growth is strong, demand for loans and financial services tends to increase, while a slowdown can lead to more conservative borrowing behavior and changes in repayment patterns. Economic uncertainty can also create volatility in consumer spending and loan demand, which we closely monitor to manage risk and adjust our strategies. Any slowdown in Brazil’s economic growth, changes in interest rates, unemployment levels, or general price instability could adversely affect our business, financial condition, and results of operations.

Interest Rates

Interest rates in Brazil are a critical factor in our financial results. The rates we charge for loans are fixed, whereas some of our funding costs fluctuate in response to the CDI rate. To manage our exposure to increasing interest rates, we employ a variety of hedging strategies, primarily through derivatives, to better align the interest rate and duration profile of our assets and liabilities, which include, among others, converting floating-rate debt into fixed rates, hedging fixed-rate exposures and managing mismatches across different maturities. For INSS payroll loans, the maximum rates we charge are regulated and subject to periodic adjustments by the INSS to accommodate fluctuations in the CDI rate. Delays or insufficient adjustments in the rate caps can put pressure on our margins, especially when the CDI rate increases.

Inflation

Inflation in Brazil can have both adverse and, in certain respects, favorable effects on our business, results of operations and liquidity. On the adverse side, persistent inflationary pressures often prompt the Central Bank of Brazil to implement restrictive monetary policies, which in turn lead to higher interest rates. These conditions can affect consumer confidence and reduce consumption, increasing benchmark interest rates. Higher rates can also dampen overall economic activity, raise our funding costs and compress margins where asset repricing lags liability repricing. Inflation also elevates our operating cost base (including third-party services, technology and other inputs) and, together with tighter financial conditions, can pressure asset quality if borrowers’ real disposable income declines. At the same time, inflation can have certain offsetting, favorable effects for our business. In Brazil, wages are frequently annually adjusted through collective bargaining cycles. As nominal salaries increase, many customers experience higher reported income, which can expand measured borrowing capacity under our underwriting models and support demand for credit.

We monitor inflation trends and related monetary policy developments closely and incorporate them into pricing, funding, hedging and underwriting decisions (including periodic adjustments to installment-to-income limits, ticket sizes and tenors).

Regulatory Environment

Our results of operations are affected by the regulatory environment applicable to financial institutions and credit providers in Brazil, including oversight by the Central Bank of Brazil, the INSS and other governmental authorities. Changes in laws, the introduction of new laws (such as Law No. 15,327/2026 which was approved in January 2026) regulations, supervisory practices or enforcement could affect our pricing, product offerings, funding costs, operating expenses and growth prospects. In addition, regulatory actions in response to alleged non-compliance may adversely affect our business. For example, certain of our operations were temporarily suspended by the INSS in August and December 2025. These suspensions have since been lifted pursuant to settlement agreements into which we have entered with the INSS under which we are required to comply with certain obligations, as further described under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—INSS Settlements.” Failure to comply with these obligations or other regulatory obligations could result in renewed suspensions, termination of our agreements with the INSS or other adverse regulatory consequences, which could materially affect our business, financial condition and results of operations.

Description of Principal Line Items

Net Interest Income

Net interest income is calculated as total interest income recognized under the effective-interest method less total interest expense recognized under the same method.

Interest income using the effective interest method is generated on the asset side of our balance sheet. It primarily comes from loans to customers, principally payroll credit, personal loans and credit-card receivables. The balance comes from fixed-income securities that we hold for liquidity and capital-management purposes, and from interest on loans to credit institutions, which are very short-term placements with other banks used to manage daily liquidity.

Interest expense using the effective interest method reflects the cost of funding those assets. The largest component is the rate we pay on time customer deposits (including CDBs) and demand customer deposits, which form the core of our retail funding base. We also incur expenses on securitizations of financial assets, statutory payments to the FGC, interest on interbank deposits and interest expenses on our loans and borrowing. The table below sets forth the main components of our net interest income for the periods/years indicated:

	For the Years Ended December 31,
	2025	2025	2024	2023
	(in millions of US$(1)	(in millions of R$)
Fixed income securities	100.1	550.8	423.5	279.1
Loans and advances – Credit institutions	30.3	166.8	44.2	44.6
Loans and advances – Customers	1,600.2	8,804.9	6,197.6	4,385.4
Total income	1,730.6	9,522.5	6,665.3	4,709.1
Customer deposits	(464.9)	(2,557.8)	(1,772.0)	(1,269.6)
Assignment of financial assets	(277.2)	(1,525.4)	(615.3)	(491.5)
Letters of Credit and FGC Contributions	(159.9)	(879.8)	(331.4)	(124.3)
Interbank deposits	(5.8)	(32.0)	(7.8)	(0.1)
Interest expense on loans and borrowing	(14.7)	(81.2)	(44.4)	—
Total expense	(922.5)	(5,076.2)	(2,770.9)	(1,885.4)
Net interest income	808.1	4,446.3	3,894.4	2,823.7

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2025 have been translated to U.S. dollars using an exchange rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Operating Expenses and Other Revenues

Commissions, banking fees and other revenues from services

Commissions, banking fees and other revenues from services consist mainly of commissions earned from insurance brokerage, interchange fees from client card transactions and fees generated from other payment transactions and other commissions. The following table presents the components of our commissions, banking fees and other revenues for each of the periods/years indicated:

	For the Year Ended December 31,
	2025	2025	2024	2023
	(in millions of US$(1)	(in millions of R$)
Banking fees	24.2	133.4	97.5	67.2
Brokerage commissions	130.3	716.8	405.0	110.4
Other revenue commissions	3.3	18.4	23.3	18.3
IT development services	-	-	1.1	1.3
Total commissions, banking fees and other revenues from services	157.8	868.6	526.9	197.2

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2025 have been translated to U.S. dollars using an exchange rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Selling, general and administrative expenses

Selling, general and administrative expenses include financial system service expenses, technical services expenses, legal expenses, data processing expenses, advertising expenses, maintenance expenses, communication expenses, travel expenses, promotion expenses, administrative expenses, and other general and administrative expenses. The following table presents the components of our selling, general and administrative expenses for each of the periods/years indicated:

	For the Year Ended December 31,
	2025	2025	2024	2023
	(in millions of US$(1)	(in millions of R$)
Advertising expenses	(5.1)	(28.1)	(45.9)	(23.5)
Communication expenses	(5.1)	(27.9)	(27.4)	(24.9)

	For the Year Ended December 31,
	2025	2025	2024	2023
	(in millions of US$(1)	(in millions of R$)
Financial system service expenses	(79.0)	(434.5)	(387.4)	(273.9)
Maintenance expenses	(6.5)	(35.8)	(36.8)	(31.1)
Promotion expenses	(1.1)	(6.0)	(9.0)	(10.9)
Data processing (rental and maintenance expenses)	(30.0)	(165.2)	(126.9)	(89.8)
Technical services expenses	(59.9)	(329.6)	(310.7)	(243.2)
Travel expenses	(2.0)	(10.9)	(12.9)	(6.7)
Administrative expenses	(2.3)	(12.9)	(9.4)	(7.7)
Legal expenses	(35.0)	(192.4)	(233.8)	(138.4)
Other general and administrative expenses	(12.2)	(67.5)	(25.7)	(25.7)
Total selling, general and administrative expenses	(238.2)	(1,310.8)	(1,225.9)	(875.8)

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2025 have been translated to U.S. dollars using an exchange rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Personnel expenses

Personnel expenses include compensation expenses, benefits, social security costs and other personnel expenses. The following table presents the components of our personnel expenses for each of the periods/years indicated:

	For the Year Ended December 31,
	2025	2025	2024	2023
	(in millions of US$(1)	(in millions of R$)
Benefits	(25.5)	(140.1)	(119.5)	(103.8)
Compensation expenses	(44.3)	(243.9)	(217.0)	(232.6)
Other personnel expenses	(0.8)	(4.5)	—	—
Social security costs	(24.8)	(136.2)	(112.4)	(102.4)
Total personnel expenses	(95.4)	(524.7)	(448.9)	(438.8)

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2025 have been translated to U.S. dollars using an exchange rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Tax expenses

Tax expenses include the municipal ISS tax and the federal PIS and COFINS taxes, which are calculated on gross revenue, plus other transaction-based taxes grouped in other tax expenses. The following table presents the components of our tax expenses for each of the periods/years indicated:

	For the Year Ended December 31,
	2025	2025	2024	2023
	(in millions of US$(1)	(in millions of R$)
Tax on services (ISS)	(2.3)	(12.6)	(5.5)	(3.9)
Social Integration Program (PIS)	(11.3)	(62.1)	(53.4)	(34.0)
Tax for Social Security Financing (COFINS)	(61.1)	(336.1)	(288.7)	(187.6)
Other tax expenses	(16.9)	(93.0)	(82.4)	(50.6)
Total	(91.6)	(503.8)	(430.0)	(276.1)

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2025 have been translated to U.S. dollars using an exchange rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Other Income (Expenses), Net

Other income (expenses), net comprises other sources of income or expenses not reflected in the foregoing line items. The following table presents the components of our other income (expenses), net for each of the periods/years indicated:

	For the Year Ended December 31,
	2025	2025	2024	2023
	(in millions of US$(1)	(in millions of R$)
Credit assignment results	-	-	0.0	—
Non-operating income	0.1	0.8	0.8	7.2
Addition/reversal of other provisions	0.3	1.9	3.0	(0.4)
Interest on lease liabilities	(5.7)	(31.6)	(33.4)	(22.3)
Tax incentive(2)	8.5	46.5	39.1	24.3
Partnership program expense(3)	(9.4)	(51.7)	(43.2)	(4.3)
Other operating expenses	(1.0)	(5.5)	(23.9)	(11.7)
Total other income (expense), net	(7.2)	(39.6)	(57.6)	(7.2)

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2025 have been translated to U.S. dollars using an exchange rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.
(2)	Refers to ISS tax subvention incentives. We receive a municipal tax incentive related to the ISS (Imposto Sobre Serviços) (a municipal tax) which reduces our effective tax rate on certain service revenues. The incentive is granted for a fixed 10-year period, subject to ongoing compliance with operational requirements, and the amounts may vary depending on service volumes or changes in local rules.
(3)	Relates to partnership shares classified as financial instruments, in accordance with IAS 32 (see note 19(b) to our unaudited interim condensed consolidated financial statements and our audited consolidated financial statements included elsewhere in this annual report).

Results of Operations

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements included elsewhere in this annual report.

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

The following table sets forth our statement of income data for the periods indicated.

	For the Year Ended December 31,
	2025	2024	Variation
	(in millions of R$)		(%)
Interest income using the effective interest method	9,522.5	6,665.3	42.9%
Interest expense using the effective interest method	(5,076.2)	(2,770.9)	83.2%
Net interest income	4,446.3	3,894.4	14.2%
Gain on financial assets at fair value through profit or loss	303.2	92.1	229.2%
Commissions, banking fees and other revenues from services	868.5	526.9	64.8%
Operating income	5,618.0	4,513.5	24.5%
Expected credit losses	(1,700.5)	(1,133.7)	50.0%
Personnel expenses	(524.7)	(448.9)	16.9%
Selling, general and administrative expenses	(1,310.8)	(1,225.8)	6.9%
Tax expenses	(503.8)	(430.0)	17.2%
Depreciation and amortization	(201.9)	(164.8)	22.5%
Operating expenses	(4,241.7)	(3,403.2)	24.6%
Net operating income	1,376.5	1,110.3	24.0%
Loss on derecognition of financial assets	-	(11.7)	(100.0%)

	For the Year Ended December 31,
	2025	2024	Variation
	(in millions of R$)		(%)
Other income (expenses), net	(39.6)	(57.6)	(31.2)%
Income before income tax and social contribution	1,336.9	1,041.0	28.4%
Current income tax and social contribution	(700.6)	(433.6)	61.6%
Deferred income tax and social contribution	410.4	187.0	119.4%
Net income for the period	1,046.6	794.4	31.7%

Interest income using the effective interest method

Interest income using the effective interest method was R$9,522.5 million in the year ended December 31, 2025, an increase of R$2,857.2 million, or 42.9%, from R$6,665.3 million in the year ended December 31, 2024, primarily due to: (i) an increase of R$2,607.3 million, or 42.1%, in income from loans and advances to customers in the year ended December 31, 2025 as a result of an expansion of our credit portfolio in the year ended December 31, 2025 compared to the year ended December 31, 2024 (from R$24,223.6 million as of December 31, 2024 to R$34,854.9 million as of December 31, 2025), which, in turn, was driven by (a) the development of our digital channels and the expansion of our Smart Hubs network, which led to an increase in the number of active clients from 3.9 million in the year ended December 31, 2024 to 6.7 million in the year ended December 31, 2025, as well as (b) the deepening of our relationships with existing customers which resulted in greater cross-selling across our various credit products; and (ii) an increase of R$127.3 million, or 30.1%, in fixed income securities driven by the increase in the size of our credit portfolio and higher average interest rates in the year ended December 31, 2025 compared to the year ended December 31, 2024.

Interest expense using the effective interest method

Interest expense using the effective interest method was R$5,076.2 million in the year ended December 31, 2025, an increase of R$2,305.3 million, or 83.2%, from R$2,770.9 million in the year ended December 31, 2024. This increase was mainly due to (i) an increase of R$785.8 million, or 44.3%, in expenses with time customer deposits (principally certificates of deposit distributed by investment brokers in Brazil) driven by the need to fund the growth of our credit portfolio, (ii) an increase of R$910.1 million, or 147.9%, in expenses from assignment of financial assets driven by a greater volume of financing transactions undertaken in the year ended December 31, 2025 than in the year ended December 31, 2024 and further diversification of our sources of funding and (iii) an increase of R$548.0 million, or 165.4%, in expenses from contributions to the FGC credit guarantee fund. These increases reflect the expansion of our funding base in the year ended December 31, 2025, broadly in line with the pace of our credit portfolio growth.

Net interest income

As a result of the foregoing, net interest income was R$4,446.3 million in the year ended December 31, 2025, an increase of R$551.8 million, or 14.2%, from R$3,894.5 million in the year ended December 31, 2024.

Gain on financial assets at fair value through profit or loss

Gain on financial assets at fair value through profit or loss amounted to R$303.2 million in the year ended December 31, 2025, an increase of R$211.1 million, or 229.2%, from R$92.1 million in the year ended December 31, 2024. This growth was primarily driven by results from securities and equity interests (quotas) in investment funds, which increased by R$510.9 million, or 635.1%, to R$591.4 million in the year ended December 31, 2025 from R$80.5 million in the year ended December 31, 2024, mainly due to a higher average balance of securities in the year ended December 31, 2025 than in the year ended December 31, 2024 combined with the impact of higher average interest rates in the year ended December 31, 2025 than in the year ended December 31, 2024. This growth was offset by our hedge and derivative transactions, which recorded a loss of R$288.2 million in the year ended December 31, 2025, compared to a gain of R$11.7 million in the year ended December 31, 2024.

Commissions, banking fees and other revenues from services

Commissions, banking fees and other revenues from services were R$868.5 million in the year ended December 31, 2025, an increase of R$341.6 million, or 64.8%, from R$526.9 million in the year ended December 31, 2024, primarily due to brokerage commissions, which increased by R$311.8 million, or 77.0%, from R$405.0 million in the year ended December 31, 2024 to R$716.8 million in the year ended December 31, 2025. This increase, in turn, resulted from our strategy of offering personalized insurance products with affordable premiums, as well as benefits that are relevant to our audience, such as telemedicine and discounts on purchases of medications at authorized pharmacies, in addition to access to credit lines, credit cards, bank accounts and other services.

Operating income

As a result of the foregoing, operating income was R$5,618.1 million in the year ended December 31, 2025, an increase of R$1,104.6 million, or 24.5%, from R$4,513.5 million in the year ended December 31, 2024.

Operating expenses

Operating expenses were R$4,241.6 million in the year ended December 31, 2025, an increase of R$838.4 million, or 24.6%, from R$3,403.2 million in the year ended December 31, 2024. This increase was primarily due to the following component variations.

Expected credit losses.

Expected credit losses amounted to R$1,700.5 million in the year ended December 31, 2025, an increase of R$566.8 million, or 50.0%, from R$1,133.7 million in the year ended December 31, 2024. This increase was primarily due to the significant expansion of our loans to customers, which increased by 43.9%, from R$24,223.6 million as of December 31, 2024 to R$34,855.0 million as of December 31, 2025.

Personnel expenses.

Personnel expenses were R$524.7 million in the year ended December 31, 2025, an increase of R$75.8 million, or 16.9%, from R$448.9 million in the year ended December 31, 2024. This increase was mainly driven by (ii) an increase in compensation expenses, which rose by R$26.8 million, or 12.4%, from R$217.0 million in the year ended December 31, 2024 to R$243.9 million in the year ended December 31, 2025, (ii) an increase in benefits, which rose by R$20.7 million, or 17.3%, from R$119.5 million in the year ended December 31, 2024 to R$140.1 million in the year ended December 31, 2025, and (iii) an increase in social security costs, which increased by R$23.8 million, or 21.2%, from R$112.4 million in the year ended December 31, 2024 to R$136.2 million in the year ended December 31, 2025. These increases mainly reflect a 10.5% increase in headcount, from 4,700 as of December 31, 2024 to 5,001 employees as of December 31, 2025.

Selling, general and administrative expenses.

Selling, general and administrative expenses were R$1,310.8 million in the year ended December 31, 2025, an increase of R$85.0 million, or 6.9%, from R$1,225.8 million in the year ended December 31, 2024, primarily due to increases in (i) financial system services expenses, which increased by R$47.0 million, or 12.1%, from R$387.4 million in the year ended December 31, 2024 to R$434.5 million in the year ended December 31, 2025, driven by an increase in costs for data processing, system maintenance, and third-party financial platform services to support the growth of our credit portfolio and client base, and (ii) data processing (rental and maintenance expenses), which increased by R$38.3 million, or 30.2%, from R$126.9 million in the year ended December 31, 2024 to R$165.2 million in the year ended December 31, 2025, driven by an increase in costs for data processing to support the growth of our credit portfolio and client base. Our asset-light model and extensive use of technology in business processes enabled us to limit the growth of selling, general and administrative expenses to a slower pace than the expansion of the credit portfolio and client base, which increased by 43.9% and 72.9%, respectively.

Tax expenses.

Tax expenses were R$503.8 million in the year ended December 31, 2025, an increase of R$73.8 million, or 17.2%, from R$430.0 million in the year ended December 31, 2024, primarily due to increases in (i) tax for social security financing (COFINS), which increased by R$47.4 million, or 16.4%, from R$288.7 million in the year ended December 31, 2024 to R$336.1 million in the year ended December 31, 2025, and (ii) other tax expenses, which increased by R$10.6 million, or 12.9%, from R$82.4 million in the year ended December 31, 2024 to R$93.0 million in the year ended December 31, 2025. Both increases were primarily driven by an increase in interest income and services revenues in the year ended December 31, 2025 compared to the year ended December 31, 2024.

Depreciation and amortization

Depreciation and amortization totaled R$201.9 million in the year ended December 31, 2025, an increase of R$37.1 million, or 22.5%, from R$164.8 million in the year ended December 31, 2024. This increase mainly reflects higher depreciation and amortization expenses resulting from continued investments in infrastructure and technology to support our business growth.

Net operating income

As a result of the foregoing, our net operating income was R$1,376.5 million in the year ended December 31, 2025, an increase of R$266.2 million, or 24.0%, from R$1,110.3 million in the year ended December 31, 2024.

Income before income tax and social contribution

As a result of the foregoing, income before income tax and social contribution was R$1,336.8 million in the year ended December 31, 2025, an increase of R$295.8 million, or 28.4%, from R$1,041.0 million in the year ended December 31, 2024.

Current income tax and social contribution

Current income tax and social contribution expenses totaled R$700.6 million in the year ended December 31, 2025, an increase of R$267.0 million, or 61.6%, from R$433.6 million in the year ended December 31, 2024, primarily due to an increase in income before income tax and social contribution (from R$1,041.0 million in the year ended December 31, 2024 to R$1,336.8 million in the year ended December 31, 2025), with higher pre-tax income directly resulting in higher current income tax and social contribution expenses.

Deferred income tax and social contribution

Deferred income tax and social contribution gains totaled R$410.4 million in the year ended December 31, 2025, an increase of R$223.4 million, or 119.4%, from R$187.0 million in the year ended December 31, 2024, primarily driven by temporary differences, which increased to R$410.4 million in the year ended December 31, 2025 from R$195.6 million in the year ended December 31, 2024, mainly reflecting the higher expected loss on our credit portfolio in the year ended December 31, 2025 than in the year ended December 31, 2024 as a result of the increased volume of our credit portfolio.

Net income for the period

As a result of the foregoing, net income in the year ended December 31, 2025 was R$1,046.6 million, compared to R$794.4 million in the year ended December 31, 2024, an increase of R$252.2 million, or 31.7%. This performance reflects (i) the scale gains achieved through a strategy focused on excellence in serving our target audience, (ii) the efficient use of our proprietary hybrid platform, (iii) our leading role in originating resilient credit and (iv) our prudent asset and liability management, which we believe, combined with strict expense control, has been essential in sustaining profitability and growth.

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

In the following discussion, references to “2024” and “2023” are to the years ended December 31, 2024 and 2023, respectively.

The following table sets forth our statement of income data for the periods indicated.

	For the Year Ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Interest income using the effective interest method	6,665.3	4,709.1	41.5%
Interest expense using the effective interest method	(2,770.9)	(1,885.4)	47.0%
Net interest income	3,894.4	2,823.7	37.9%
Gain on financial assets at fair value through profit or loss	92.1	81.2	13.4%
Commissions, banking fees and other revenues from services	526.9	197.3	167.1%

	For the Year Ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Operating income	4,513.5	3,102.2	45.5%
Expected credit losses	(1,133.7)	(788.1)	43.9%
Personnel expenses	(448.9)	(438.7)	2.3%
Selling, general and administrative expenses	(1,225.8)	(875.7)	40.0%
Tax expenses	(430.0)	(276.0)	55.8%
Depreciation and amortization	(164.8)	(134.9)	22.2%
Operating expenses	(3,403.2)	(2,513.4)	35.4%
Net operating income	1,110.3	588.8	88.6%
Loss on derecognition of financial assets	(11.7)	—	n.m.
Other income (expenses), net	(57.6)	(7.2)	n.m.
Income before income tax and social contribution	1,041.0	581.6	79.0%
Current income tax and social contribution	(433.6)	(221.5)	95.8%
Deferred income tax and social contribution	187.0	65.9	183.8%
Net income for the year	794.4	426.0	86.4%

n.m. = not meaningful.

Interest income using the effective interest method

Interest income using the effective interest method was R$6,665.3 million, an increase of R$1,956.2 million, or 41.5%, from R$4,709.1 million in 2023, primarily due to (i) an increase of R$1,812.2 million, or 41.3%, in income from loans to customers in 2024 as a result of the expansion of our credit portfolio in 2024 compared to 2023 (from R$16,153.4 million as of December 31, 2023 to R$24,223.6 million as of December 31, 2024) by (a) the development of our digital channels and the expansion of our Smart Hubs network, which led to an increase in the number of active clients from 2.7 million in 2023 to 3.9 million in 2024, as well as (b) the deepening of our relationships with existing customers which resulted in greater cross-selling across our various credit products, and (ii) a R$144.4 million, or 51.8%, increase in income from fixed income securities driven by the increase in the size of our credit portfolio and higher average interest rates in 2024 compared to 2023.

Interest expense using the effective interest method

Interest expense using the effective interest method was R$2,770.9 million in 2024, an increase of R$885.5 million, or 47.0%, from R$1,885.4 million in 2023. This increase was mainly due to (i) an increase of R$502.5 million, or 39.6%, in expenses with time customers deposits (principally certificates of deposit distributed by investment brokers in Brazil and letters of credits), driven by the need to fund the growth of our credit portfolio, (ii) a R$123.8 million, or 25.2%, increase in expenses related to the securitization of certain financial assets driven by a greater volume of financing transactions undertaken in 2024 than in 2023 and further diversification of our sources of funding, and (iii) an increase of R$207.1 million, or 166.6%, in contributions to the FGC driven primarily by an increase in the size of our credit portfolio. These increases reflect the expansion of our funding base 2024, broadly in line with the pace of our credit portfolio growth.

Net interest income

As a result of the foregoing, net interest income was R$3,894.5 million in 2024, an increase of R$1,070.8 million, or 37.9%, from R$2,823.7 million in 2023.

Gain on financial assets at fair value through profit or loss

Gain on financial assets at fair value through profit or loss amounted to R$92.1 million in 2024, an increase of R$10.9 million, or 13.4%, from R$81.2 million in 2023. This growth was largely driven by results from hedge operations, which recorded a gain of R$10.2 million in 2024, compared to a loss of R$30.1 million in 2023. These hedge operations are used to better align the interest rate and duration profile of our assets and liabilities.

Commissions, banking fees and other revenues from services

Commissions, banking fees and other revenues from services were R$526.9 million in 2024, an increase of R$329.6 million, or 167.1%, from R$197.3 million in 2023, primarily due to brokerage commissions, which increased by R$294.6 million, or 266.8%, from R$110.4 million in 2023 to R$405.0 million in 2024. This increase, in turn, resulted from our strategy of offering personalized insurance products with affordable premiums, as well as benefits that are relevant to our audience, such as telemedicine and discounts on purchases of medications at authorized pharmacies, in addition to access to credit lines, credit cards, bank accounts, and other services.

Operating income

As a result of the foregoing, operating income was R$4,513.5 million in 2024, an increase of R$1,411.3 million, or 45.5%, from R$3,102.2 million in 2023.

Operating expenses

Operating expenses were R$3,403.2 million in 2024, an increase of R$889.8 million, or 35.4%, from R$2,513.4 million in 2023. This increase was primarily due to the following component variations.

Expected credit losses.

Expected credit losses amounted to R$1,133.7 million in 2024, an increase of R$345.6 million, or 43.9%, from R$788.1 million in 2023. This increase was primarily due to the significant expansion of our loans to customers from R$16,153.4 million as of December 31, 2023 to R$24,223.6 million as of December 31, 2024.

Personnel expenses.

Personnel expenses were R$448.9 million in 2024, an increase of R$10.2 million, or 2.3%, from R$438.7 million in 2023, primarily due to (i) an increase in benefits, which increased by R$15.7 million, or 15.1%, from R$103.8 million in 2023 to R$119.5 million in 2024, and (ii) an increase in social security costs, which increase by R$10.0 million, or 9.8%, from R$102.4 million in 2023 to R$112.4 million in 2024. The increases in benefits and in social security costs can both be primarily attributed to a 14% increase in headcount in 2024 as compared to 2023 (from 4,116 employees to 4,700 employees).

Selling, general and administrative expenses.

Selling, general and administrative expenses were R$1,225.8 million in 2024, an increase of R$350.1 million, or 40.0%, from R$875.7 million in 2023, primarily due to increases in (i) financial system services expenses, which increased by R$113.5 million, or 41.4%, from R$273.9 million in 2023 to R$387.4 million in 2024, (ii) technical services expenses, which increased by R$67.5 million, or 27.8%, from R$243.2 million in 2023 to R$310.7 million in 2024, and (iii) legal expenses, which increased by R$95.4 million, or 68.9%, from R$138.4 million in 2023 to R$233.8 million in 2024 driven by an increase in provisions for civil proceedings to support our business given the growth in our credit portfolio and number of customers. Our asset-light model and extensive use of technology in business processes enabled us to limit the growth of selling, general and administrative expenses to a slower pace than the expansion of the credit portfolio and client base, which increased by 50.0% and 46.2%, respectively.

Tax expenses.

Tax expenses were R$430.0 million in 2024, an increase of R$154.0 million, or 55.8%, from R$276.0 million in 2023, primarily due to increases in (i) tax for social security financing (COFINS), which increased by R$101.1 million, or 53.9%, from R$187.6 million in 2023 to R$288.7 million in 2024, and (ii) other tax expenses, which increased by R$31.8 million, or 62.8%, from R$50.6 million in 2023 to R$82.4 million in 2024. Both the increase in our tax for social security financing (COFINS) and our other tax expenses were primarily driven by the increase in our interest income in 2024 compared to 2023.

Depreciation and amortization.

Depreciation and amortization totaled R$164.8 million in 2024, an increase of R$29.9 million, or 22.2%, from R$134.9 million in 2023, primarily due to the increased amortization of software and license acquisitions, which increased by R$30.8 million, or 42.2%, to R$103.8 million in 2024 compared to R$73.0 million in 2023.

Net operating income

As a result of the foregoing, our net operating income was R$1,110.3 million in 2024, an increase of R$521.5 million, or 88.6%, from R$588.8 million in 2023.

Income before income tax and social contribution

As a result of the foregoing, income before income tax and social contribution was R$1,041.0 million in 2024, an increase of R$459.4 million, or 79.0%, from R$581.6 million in 2023.

Current income tax and social contribution

Current income tax and social contribution expenses totaled R$433.6 million in 2024, an increase of R$212.1 million, or 95.8%, from R$221.5 million in 2023, primarily due to an increase in income before income tax and social contribution (from R$581.6 million in 2023 to R$1,041.0 million in 2024), which higher pre-tax income directly resulted in higher current income tax and social contribution expenses.

Deferred income tax and social contribution

Deferred income tax and social contribution gains totaled R$187.0 million in 2024, an increase of R$121.1 million, or 183.8%, from R$65.9 million in 2023, primarily driven by temporary differences, which rose to R$195.6 million in 2024 from R$122.3 million in 2023, mainly reflecting the higher expected loss on our credit portfolio in 2024 than in 2023 as a result of the increased volume of our credit portfolio.

Net income for the year

As a result of the foregoing, net income in 2024 was R$794.4 million, compared to R$426.1 million in 2023, an increase of R$368.3 million, or 86.4%. This performance reflects (i) the scale gains achieved through a strategy focused on excellence in serving our target audience, (ii) the efficient use of our proprietary hybrid platform, (iii) our leading role in originating resilient credit, and (iv) our prudent asset and liability management, which we believe, combined with strict expense control, has been essential in sustaining profitability and growth.

B.       Liquidity and Capital Resources

Overview

Financial institutions operating in Brazil are subject to periodic measuring of their capital and capital standards based on their reference equity and risk-weighted asset ratio. The parameters of this methodology adhere to international parameters used to measure minimum capital requirements under the Basel Accord. The Central Bank of Brazil requires that financial institutions report the calculation of reference equity on a consolidated basis and establishes a minimum reference equity required for risk-weighted assets, or RWA. Financial institutions may also be required to report the prudential ratios on a standalone basis.

The assessment of capital adequacy is based on our strategic planning, supported by our budgeting process, which is based on the following assumptions: (i) the projection of asset growth, based on the estimated credit offering; (ii) estimated delinquency and collection; and (iii) projection of liabilities necessary for the sustainable maintenance of liquidity given the need for asset growth, including the number of employees, technology level, and also the revenues and expenses, whether operational or administrative, expected to occur based on the anticipated evolution of our operations.

The table below sets forth Banco Agibank’s reference equity and our capital adequacy ratio as of the dates indicated:

	As of December 31,
	2025	2024	2023
	(in millions of R$)
Referential Equity (PR)	3,876.9	2,443.1	1,568.1
Referential Equity – Tier I	3,320.6	2,077.8	1,269.7
Referential Equity – Tier II	327.5	365.2	298.4
Complementary Capital	228.8	—	—
Risk-Weighted Assets (RWA)	25,008.4	17,481.1	11,091.5
Credit Risk (RWAcpad)	22,483.4	15,192.0	9,764.0
Market Risk (RWAmpad)	227.4	9.3	64.3
Operational Risk (RWAopad)	2,297.6	2,279.8	1,263.2
Banking Risk (RBAN)	699.5	942.9	348.5
Total Exposure	48,936.5	30,034.1	19,424.2
Capital Adequacy Ratio (PR/RWA)	15.5%	14.0%	14.1%
Capital Adequacy Ratio (PR/RWA+RBAN)	15.1%	13.3%	13.7%
Leverage Ratio	7.3%	6.9%	6.5%

The minimum capital adequacy ratio required by current regulations is 10.5%, as per CMN Resolution No. 4,958/2021. As of December 31, 2025, Banco Agibank maintained a capital margin of 4.6% (2.8% as of December 31, 2024 and 3.2% as of December 31, 2023).

Liquidity Management

Our asset and liability management policy is intended to ensure that our cash position complies with applicable rules and guidelines. In particular, the policy is intended to avoid significant mismatches between assets and liabilities, optimize our risk/return ratio and ensure sufficient liquidity to cover deposit withdrawals, make payments on other liabilities at maturity, grant loans or other types of credit to customers and fulfill our working capital requirements.

The primary instrument for tracking liquidity risk is the short-term liquidity index, or the liquidity coverage ratio (also known as LCR). The purpose of this index is to measure the ratio of the stock of high-quality liquid assets to the total net cash outflows expected over a period of thirty days, calculated according to a standardized stress scenario. Our liquidity coverage ratio, which is based on our consolidated financial information as of and for the year ended December 31, 2025, prepared in accordance with IFRS, was 1,770.0% (190.4% as of December 31, 2024). We believe our financial condition is adequate to meet our short- and long-term fund requirements.

If we need to increase our liquidity, our contingency plan involves the following steps, respectively: (i) increase funding through increase of rates, (ii) diversify our sources of funding, (iii) reduce the term and increase the rate of loan operations, (iv) increase collection operations to increase the assets, (v) raise funds through short-term interbank investments, and (vi) increase equity.

Cash Flows

In the following discussion, unless the context otherwise requires, references to “2025,” “2024” and “2023” are to the years ended December 31, 2025, 2024 and 2023, respectively. The following discussion of our cash flows is based on the financial information derived from our audited consolidated financial statements, included elsewhere in this annual report.

The following table shows the generation and use of cash in the periods indicated:

	For the Year Ended December 31,
	2025	2024	2023
Cash Flow Data	(in millions of R$)
Net cash flows from (used in) operating activities	(409.6)	487.0	(33.3)
Net cash flows used in investing activities	(162.4)	(107.8)	(78.0)
Net cash flows from (used in) financing activities	20.0	572.8	(69.8)

Operating Activities

Our net cash flows used in operating activities were R$409.6 million in the year ended December 31, 2025, as compared to net cash flows from operating activities of R$487.0 million in the year ended December 31, 2024, representing a variation of R$896.6 million. Adjustments to reconcile net income to net cash used in operating activities totaled an expense of R$914.2 million in the year ended December 31, 2025, compared to an expense of R$408.9 million in the year ended December 31, 2024, mainly reflecting (i) an increase in expected credit losses of R$566.8 million, which totaled R$1,700.5 million in the year ended December 31, 2025, compared to R$1,133.7 million in the year ended December 31, 2024, driven by the growth of our credit portfolio, and (ii) an increase in income tax expenses of R$43.6 million, which totaled R$290.2 million in the year ended December 31, 2025, compared to R$246.7 million in the year ended December 31, 2024, driven by an increase in net interest income. Changes in operating assets and liabilities were primarily driven by higher financial assets and liabilities related to funding and credit operations.

Our net cash flows from operating activities were R$487.0 million in 2024 as compared to net cash flows used in operating activities of R$33.3 million in 2023, representing a variation of R$520.3 million. Adjustments to reconcile net income to net cash provided by operating activities totaled R$408.8 million in 2024, compared to R$333.3 million in 2023, mainly reflecting (i) an increase in the expected credit losses of R$345.6 million, which totaled R$1,133.7 million in 2024 compared to R$788.1 million in 2023, driven by the growth of our credit portfolio to R$24,223.6 million in 2024 compared to R$16,153.4 million in 2023, and (ii) an increase in income tax expenses of R$91.1 million, which totaled R$246.7 million in 2024 compared to R$155.6 million in 2023, driven by an increase in net interest income. Changes in operating assets and liabilities were primarily driven by higher financial assets and liabilities related to funding and credit operations.

Investing Activities

Our net cash flows used in investing activities were R$162.4 million in the year ended December 31, 2025, as compared to R$107.8 million in the year ended December 31, 2024, representing an increase of R$54.6 million, or 50.6%. The increase was primarily due to (i) an increase in the purchase of property and equipment, which totaled R$52.5 million in the year ended December 31, 2025, compared to R$26.9 million in the year ended December 31, 2024, driven by the growth of our Smart Hubs network, which required additional equipment in the year ended December 31, 2025, and (ii) an increase in the purchase of intangible assets, which amounted to R$109.9 million in the year ended December 31, 2025, compared to R$80.9 million in the year ended December 31, 2024, driven by investments in information technology, including software, to support the development of our digital channels and the growth of our business in general.

Our net cash flows used in investing activities were R$107.8 million in 2024 as compared to R$78.0 million in 2023, representing an increase of R$29.8 million, or 38.2%. The increase was primarily due to (i) an increase of purchase of property and equipment, which totaled R$26.9 million in 2024 compared to R$9.2 million in 2023 driven by the increase in the size of our Smart Hubs network, which required additional equipment in 2024, and (ii) an increase of purchase of intangible assets, which amounted to R$80.9 million in 2024 compared to R$71.2 million in 2023, driven by investments in information technology, including software, to support the development of our digital channels and the growth of our business in general.

Financing Activities

Our net cash flows from financing activities were R$20.0 million in the year ended December 31, 2025, compared to net cash flows used in financing activities of R$572.8 million in the year ended December 31, 2024, representing a decrease of R$552.8 million. The decrease was primarily due to (i) a cash inflow from a sale of a non-controlling interest of R$400.0 million in 2024, which was Lumina’s investment in Banco Agibank, with no effects in 2025; (ii) an increase in payments of borrowings of R$247.9 million; (iii) a decrease in borrowings of R$83.9 million; partially offset by (iv) the payments of usufruct dividends by Banco Agibank in the amount of R$179.8 million in 2024.

Our net cash flows from financing activities were R$572.8 million in 2024 as compared to net cash flows used in financing activities of R$69.8 million in 2023, representing a variation of R$642.6 million. The variation was primarily due to (i) a cash inflow from a sale of a non-controlling interest of R$400.0 million in 2024, being Lumina’s investment in Banco Agibank; (ii) an increase in borrowings of R$437.8 million in 2024, mainly related to our execution of a margin loan agreement with Goldman Sachs Bank USA in 2024 (see “—Sources and Uses of Funds—Principal Financings”); partially offset by (iii) the payment of usufruct dividends by Banco Agibank in the amount of R$179.8 million in 2024.

Sources and Uses of Funds

Our main sources of funds are: (i) cash flow generated by our operating activities; (ii) time deposits, and (iii) funds from acceptances and issuance of securities. We use the following instruments as sources of funds: (a) certificates of deposit; (b) short-term interbank deposits; (c) securitizations of financial assets; and (d) letters of credit.

The following tables set forth information about the aggregate outstanding amount and maturity of financial liabilities at amortized cost, consisting of our time and demand customer deposits, loans and borrowing, funds from acceptances and issuance of securities, debt issued and other borrowed funds and investment securities as of the dates indicated:

	As of December 31, 2025
	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
	(in millions of R$)
Demand customer deposits	345.8	—	—	—	345.8
Time customer deposits	8,923.1	10,556.1	1,025.6	—	20,504.8
Loans and borrowing	211.9	227.9	227.3	—	667.1
Funds from acceptances and issuance of securities	1,879.4	3,955.0	336.2	—	6,170.6
Debt issued and other borrowed funds	35.2	28.7	591.1	104.3	759.3
Debentures (1)	—	832.4	2,419.1	—	3,251.5
Total	11,395.4	15,600.1	4,599.3	104.3	31,699.1

(1)	Funding consisting of debentures that we sold under agreements to repurchase for the purpose of funding our operations.

	As of December 31, 2024
	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
	(in millions of R$)
Demand customer deposits	320.2	—	—	—	320.2
Time customer deposits	6,274.8	9,590.2	391.7	—	16,256.7
Loans and borrowing	243.2	—	237.0	—	480.1
Funds from acceptances and issuance of securities	720.8	2,425.8	109.4	—	3,256.0
Debt issued and other borrowed funds	55.6	56.0	307.3	103.4	522.3
Investment securities(1)	6.2	—	—	—	6.2
Total	7,620.8	12,072.0	1,045.4	103.4	20,841.5

(1)	Our investment securities relate to short-term funding consisting of Brazilian government securities that we sold under agreements to repurchase for the purpose of funding our operations.

	As of December 31, 2023
	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
	(in millions of R$)
Demand customer deposits	206.7	—	—	—	206.7
Time customer deposits	3,482.7	7,502.7	1,984.1	—	12,969.5
Funds from acceptances and issuance of securities	71.5	842.2	—	—	913.7
Debt issued and other borrowed funds	—	99.8	—	264.2	363.9

	As of December 31, 2023
	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
	(in millions of R$)
Investment securities(1)	7.5	—	—	—	7.5
Total	3,768.4	8,444.7	1,984.1	264.2	14,461.3

(1)	Our investment securities relate to short-term funding consisting of Brazilian government securities that we sold under agreements to repurchase for the purpose of funding our operations.

The following table presents the composition of our referential equity as of the dates indicated:

	As of December 31,
	2025	2024	2023
	(in millions of R$)
Equity	5,277.3	2,719.8	1,488.5
Prudential Adjustments to Tier I Capital	(1,956.7)	(641.9)	(218.9)
Referential Equity	3,320.6	2,077.8	1,269.7
Complementary Capital	228.8	—	—
Tier I Capital	3,549.4	2,077.8	1,269.7
Instruments Eligible for Tier II Capital	327.5	365.2	298.4
Tier II Capital	327.5	365.2	298.4
Referential Equity	3,876.9	2,443.0	1,568.1

Our Tier II capital is comprised by our subordinated letters of credit. The following table sets forth the total principal and outstanding amounts of our subordinated letters of credit as of the dates indicated:

				As of December 31,
Issue Date	Principal Amount	Maturity	Interest (p.a.)	2025	2024	2023
				(in millions of R$)
May 2019	30.0	April 2025	11.7%	—	55.6	49.8
April 2020	20.0	April 2026	10.5%	35.2	31.9	28.8
November 2021	15.0	November 2027	CDI rate + 4%	28.7	24.1	20.9
May 2022	39.3	May 2029	16.4% to 16.7%	68.0	58.4	50.2
May 2022	2.9	May 2029	CDI rate + 4%	5.2	4.3	3.8
May 2022	0.3	June 2029	16.9%	0.5	0.4	0.4
June 2022	10.2	June 2029	17.0% to 17.4%	17.8	15.2	13.0
June 2022	0.6	June 2029	17.3% to 17.6%	1.1	0.9	0.8
June 2022	0.9	June 2029	CDI rate + 4%	1.6	1.3	1.2
June 2022	1.5	July 2029	17.3% to 17.6%	2.6	2.2	—
July 2022	58.2	July 2029	17.3% to 17.6%	101.8	86.6	77.1
July 2022	1.2	July 2029	16.9% to 17.4%	2.1	1.8	—
July 2022	92.7	July 2029	CDI rate + 4%	161.7	136.0	118.0
March 2024	99.9	March 2034	CDI rate + 2.85%	104.4	103.4	—
Total	372.7			530.7	522.1	364

For more information, see note 22 to our audited consolidated financial statements included elsewhere in this annual report.

Secured obligations

As of December 31, 2025, 2024 and 2023, we and our subsidiaries had R$11,972.5 million, R$6,463.6 million and R$3,674.6 million in secured obligations outstanding, respectively. All of these obligations were to lenders under credit agreements secured by receivables and securities, representing 31.6% of our assets as of December 31, 2025 (25.7% as of December 31, 2024). The following table presents the components of our secured obligations:

	As of December 31,
	2025	2024	2023
	(in millions of R$)
Obligations relating to credit assignment (securitization and FIDC)	10,397.4	4,459.6	2,375.8
Margin loans and IFC (loans and borrowing components)	667.1	480.1	—
Time deposits with special guarantee (time deposits component)	908.0	1,523.9	1,298.8
Total	11,972.5	6,463.6	3,674.6

Credit assignment transactions (securitizations and FIDC) are accounted for as involving substantial retention of risks and rewards when the assigning institution either (i) remains co-obligated on the assigned receivables or (ii) retains subordinated interests in the securitization funds. In these circumstances, the assigned receivables continue to be recorded as assets of the assigning institution, and the cash proceeds received are recognized as assets with a corresponding liability, depending on the nature of the obligation assumed. Income and expenses associated with the assigned receivables are recognized in profit or loss over the remaining term of the receivables. As of December 31, 2025, our obligations relating to credit assignment transactions (securitization and FIDC) totaled R$10.397,3 million (R$4,459.6 million and R$2,375.8 million as of December 31, 2024 and 2023, respectively).

Covenants

As of December 31, 2025, we and our subsidiaries had an outstanding funding balance in an aggregate amount of R$37,825.8 million (R$25,301.2 million as of December 31, 2024). Certain of such liabilities are subject to restrictive covenants, as described below:

•	our debentures issued through Vert-9 Companhia de Securitização de Créditos Financeiros require us to maintain a minimum interest-bearing assets ratio of 11.0%, a maximum non-performing loans ratio of 10.5%, a minimum credit rating of BBB-, and tangible equity of at least R$500 million. The outstanding balance of these debentures was R$3,364.2 million as of December 31, 2025 (R$3,085.0 million as of December 31, 2024); and
•	the IFC Loan Agreement requires us to maintain the following ratios: total capital to risk-weighted assets with increase of risk-weighted assets for deferred taxes of at least 11.5%, equity to assets of at least 5%, related party exposure ratio of no more than 2%, open credit exposure ratio of no more than 15%, fixed assets plus equity participations ratio of no more than 35%, aggregate foreign exchange risk ratio of no more than 20%, single currency foreign exchange risk ratio of no more than 10%, economic value of equity of no more than 15% of total capital, liquidity coverage ratio of at least 100%, and net stable funding ratio of at least 100%. The outstanding balance of the IFC Loan Agreement was R$455.8 million as of December 31, 2025 (nil as of December 31, 2024).

The manner in which these ratios are calculated under this indebtedness may differ from the way we present or use similar terms in this annual report. As of the date of this annual report, we were in material compliance with all of our restrictive covenants.

Principal Financings

In May 2022 we completed our first issuance of debentures in an aggregate amount of R$1.6 billion, including senior debentures in an amount of R$1.1 billion and subordinated debentures in an amount of R$500.0 million, or the “First Issuance Debentures.” The debentures were issued by Vert-9 Companhia Securitizadora de Créditos Financeiros, a special purpose entity which acquired payroll-deductible loans made to INSS retirees and pensioners originated by Banco Agibank which served as collateral for the transaction. The First Issuance Debentures were used to pay the subscription price on the third issuance of debentures (detailed below) through a payment in kind and were subsequently redeemed by the issuer. As a result, the assets used in the redemption became part of the fiduciary arrangement relating to the third issuance of debentures.

In September 2022 we completed our second issuance of debentures in an aggregate amount of R$1.5 billion, including a first series of debentures in an amount of R$1.0 billion and a second series of debentures in an amount of R$500.0 million. The debentures were issued by Companhia Securitizadora de Créditos Financeiros Vert-5, a special purpose entity which acquired payroll-deductible loans made to INSS retirees and pensioners originated by Banco Agibank. A fiduciary arrangement in relation to the credit rights acquired by the special purpose entity was established in connection with the issuance. The debentures accrue interest at the CDI rate plus 1.75% per annum and will mature in 2028 (first series) and 2034 (second series). Principal is amortized from the 25th month after the issuance date and interest is paid on a monthly basis.

In June 2024 we completed our third issuance of debentures in an aggregate amount of R$2.3 billion, including senior debentures in an amount of R$1.6 billion and subordinated debentures in an amount of R$700.0 million, which were paid up partly with the First Issuance Debentures and partly with cash. The debentures were issued by Vert-9 Companhia Securitizadora de Créditos Financeiros, a special purpose entity which acquired and received as payment payroll-deductible loans made to INSS retirees and pensioners originated by Banco Agibank. A fiduciary arrangement in relation to the credit rights acquired or received as payment by the special purpose entity was established in connection with the issuance. The debentures accrue interest at the CDI rate plus 1.9% per annum and will mature in 2034. Principal is amortized starting from the 25th month after the issuance date and interest is paid on a monthly basis.

In October 2024 we completed our fourth issuance of debentures in an aggregate amount of R$1.25 billion, including senior debentures in an amount of R$1.0 billion and subordinated debentures in an amount of R$250.0 million. The debentures were issued by Vert-9 Companhia Securitizadora de Créditos Financeiros, a special purpose entity which acquired payroll-deductible loans made to INSS retirees and pensioners originated by Banco Agibank. A fiduciary arrangement in relation to the credit rights acquired by the special purpose entity was established in connection with the issuance. The debentures accrue interest at the CDI rate plus 1.75% per annum and will mature in 2034. Principal is amortized starting from the 25th month after the issuance date and interest is paid on a monthly basis.

On October 18, 2024, we entered into a margin loan agreement in an aggregate amount of US$76.9 million with Goldman Sachs Bank USA. We also entered into swaps with Goldman Sachs do Brasil Banco Múltiplo S.A. to hedge against exchange rate risk, under the Global Derivatives Agreement executed on October 15, 2024. This loan was secured by (i) the 7.790% Notes due 2025 and 8.638% Notes due 2026 issued by the Korean Development Bank and owned by us, which we pledged pursuant to a separate pledge and security agreement, and (ii) any and all assets and credit rights resulting from a positive balance to Banco Agibank as a result of the swap transaction entered into with Goldman Sachs do Brasil Banco Múltiplo S.A., which we pledged pursuant to a fiduciary assignment agreement. Both of these security agreements were entered into concurrently on October 18, 2024. Interest accrues on this loan at SOFR plus 1.25% per annum and is payable quarterly. Principal was due in two equal payments, the first of which was made in April 2025. The second principal payment was made in full on March 18, 2026, this loan’s final maturity date.

On April 24, 2025 (as amended on May 19, 2025), Banco Agibank entered into a loan agreement with the IFC, or the IFC Loan Agreement, in the aggregate principal amount of US$75.0 million (equivalent to R$440.6 million), which was disbursed in reais and must be repaid in dollar equivalent amounts of reais. This loan is secured by liens on personal payroll loans pursuant to a payroll loans assignment agreement entered into between such parties. The proceeds from the IFC Loan Agreement must be used by Banco Agibank exclusively to finance its lending operations to eligible sub-borrowers (elderly, women and low-income individuals) through eligible sub-loans, in accordance with the provisions of the IFC Loan Agreement. This loan is payable in semiannual instalments commencing on April 15, 2027 and ending on October 15, 2030.

On April 25, 2025, Banco Agibank, as assignee, entered into a private instrument for the assignment of payroll loans and other agreements.

On May 30, 2025, Banco Agibank raised R$2.0 billion through the issuance of equity interests (quotas) for its first FIDC, which is backed by payroll loan receivables with a maximum term of 10 years.

On July 31, 2025, Banco Agibank participated in the issuance of R$4.0 billion aggregate principal amount of simple, non-convertible and unsecured debentures by Opea SPE 02 Companhia Securitizadora de Créditos Financeiros – Agibank, or “Opea SPE,” secured by payroll-deductible loans made to INSS retirees and pensioners assigned by Banco Agibank, in 37 tranches, 36 of senior class and one subordinated class. A fiduciary arrangement in relation to the credit rights assigned to the issuer was established in connection with the issuance. The maturity varies by tranche with the longest maturity being 74 months. Interest accrues at the CDI rate plus 1.0% per annum.

On October 3, 2025, Banco Agibank issued perpetual subordinated letters of credit in the total amount of R$200.1 million, bearing interest at the CDI rate plus 2.90% per year, with semiannual interest payments. This issuance was classified as Additional Tier I (AT1) Capital under the regulations of the Central Bank of Brazil and the CMN, and was carried out with the purpose of strengthening Banco Agibank’s capital structure.

Limitations on Funding

Our ability to enter into new funding transactions is contingent on maintaining a capital adequacy ratio above the regulatory minimum threshold of 10.5% (our total capital adequacy ratio (PR/RWA+RBAN) as of December 31, 2025 was 15.1% (13.3% as of December 31, 2024). Moreover, we are subject to some restrictions on risk concentration with individuals acting independently or upon mutual interest equivalent to 25% or more of our reference equity.

In addition, financial institutions are subject to operational limitations established by the CMN and the Central Bank of Brazil. These restrictions include: (i) maintaining a reference equity compatible with the risks inherent to our activities; (ii) a limitation on total funds invested in permanent assets equivalent to a maximum of 50% of our reference equity; (iii) a limitation on exposure per customer equivalent to a maximum of 25% of our reference equity; and (iv) minimum paid-in capital limits and equity for operation. Applicable rules also prevent financial institutions from entering into certain kinds of transactions: (i) the granting of loans or advances to related parties, as defined in the applicable rules; and (ii) the acquisition of properties not for our own use; and (iii) the issuance of corporate debentures. Moreover, we also need an authorization from the Central Bank of Brazil to transfer our controlling equity interests and increase our share capital, among other actions.

Capital Expenditures

In the years ended December 31, 2025, 2024 and 2023, we made capital expenditures of R$162.4 million, R$107.8 million and R$80.4 million, respectively. These capital expenditures mainly include expenditures related to the purchase of property and equipment (R$52.5 million, R$26.9 million and R$9.2 million in the years ended December 31, 2025, 2024 and 2023, respectively) and the purchase of intangible assets (R$109.9 million, R$80.9 million and R$71.2 million in the years ended December 31, 2025, 2024 and 2023, respectively).

We expect to increase our capital expenditures to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow, our existing cash and cash equivalents and the proceeds of our initial public offering. Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.

C.       Research and Development, Patents and Licenses

See “Item 4. Information on the Company—D. Property, Plants and Equipment—Intellectual Property.”

D.       Trend Information

For a discussion of trend information, see “—Principal Factors Affecting Our Financial Condition and Results of Operations” above and “Item 4. Information on the Company—B. Business Overview—Key Market Growth Trends.” For more information, see “Item 3. Key Information—D. Risk Factors” where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

E.       Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS Accounting Standards. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in note 3 and 4 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

We are managed by our board of directors and by our senior management, pursuant to our Memorandum and Articles of Association and the Companies Act.

Board of Directors

Our board of directors will consist of at least six and not more than 11 members with the exact number to be fixed by resolution of the board. As of the date of this annual report, our board of directors is composed of seven members. Within one year of the date of this annual report, the size of our board of directors is expected to increase to seven members. Each director is appointed for a one-year term, unless they resign or their office is vacated earlier, provided, however, that such term shall be extended beyond one year in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed). Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Memorandum and Articles of Association. The current members of the board of directors were appointed by way of written resolutions of the shareholders to serve until the earlier of their removal or vacation of office as a director in accordance with the Memorandum and Articles of Association.

The following table presents the names of the members of our board of directors:

Name	Date of Birth	Position(s)
Marciano Testa	August 18, 1976	Chairman
Glauber Marques Correa	November 29, 1974	Director
Gabriel Felzenszwalb	June 2, 1979	Director
Daniel Krepel Goldberg	December 23, 1975	Director
Humberto Goes Linaris	April 29, 1973	Director
Aod Cunha de Moraes Junior	June 24, 1968	Director
Rosa Rios	July 17, 1965	Director

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Rua Sergio Fernandes Borges Soares, 1000, Prédio E1, Campinas, 13054-709, Brazil.

Marciano Testa. Marciano Testa is our founder, chairman, and a member of our board of directors, a position he has held since March 2018. He is also our chief executive officer, a position he has held since September 2021. Mr. Testa the co-founder of Instituto Caldeira, a private initiative aimed at accelerating digital transformation in the state of Rio Grande do Sul, where he currently serves as president. He holds a degree in economic sciences from Universidade do Vale do Rio dos Sinos (Unisinos), with a specialization in finance, and has completed the executive program at Singularity University and the owner/president management program at Harvard Business School.

Glauber Marques Correa. Glauber Marques Correa is a member of our board of directors and our chief operating officer, positions he has held since January 2026. He is also the chief executive officer of Agibank Brazil, a position he has held since November 2021, and prior to that served for over five years as chief channels, growth, customer relationship management and business officer at Banco Agibank S.A. Earlier in his career, he held various roles at Caixa Econômica Federal. He holds a master’s degree in corporate finance from Universidade Presbiteriana Mackenzie, a Master of Business Administration degree in finance from Universidade Nove de Julho, and completed the executive program at Singularity University in the Silicon Valley. He also holds degrees in civil engineering and information technology.

Gabriel Felzenszwalb. Gabriel Felzenszwalb is a member of our board of directors, a position he has held since January 2026. A partner on the private equity team at Vinci Partners Investimentos Ltda., where he is also Co-Head of Private Equity, Mr. Felzenszwalb is a Director of Vinci Capital Gestora de Recursos LTDA. He has also served on the boards of several Vinci portfolio companies, including Burger King do Brasil S.A., Companhia de Locação das Américas (Unidas), and Cecrisa Revestimentos Cerâmicos S.A., and currently serves on the boards of Austral Participações S.A., Companhia Brasileira de Offshore (CBO), Vero S.A., Farmax S.A., E-Vino Comércio de Vinhos S.A., Clinica da Gavea S.A., AGV Logística S.A. He joined the private equity group of UBS Pactual Gestora de Investimentos Alternativos Ltda. in 2007. From 2008 to 2010, he was seconded to InBrands S.A., a portfolio company, where he served as chief executive officer and chief financial officer. Prior to that, he worked as an analyst at Banco BBM S.A. in venture capital, as a management consultant at McKinsey & Company, as a mergers and acquisitions manager at Telefônica Brasil S.A. (Vivo), and as an associate at GP Investimentos Ltda. He holds a degree in engineering from Universidade Federal do Rio de Janeiro and a Master of Business Administration degree from Harvard Business School.

Daniel Krepel Goldberg. Daniel Krepel Goldberg is a member of our board of directors, a position he has held since January 2026. He is currently chief investment officer and partner at Lumina Capital Management Ltd., and previously served as partner and head of Latin America at Farallon Capital Management, L.L.C. from August 2011 to December 2021. He was president of Morgan Stanley S.A. in Brazil from April 2010 to August 2011. From January 2003 to December 2006, he led the Department of Economic Law within Brazil’s Ministry of Justice, the predecessor agency to Brazil’s current antitrust and consumer protection authorities. He holds both a bachelor’s and a doctorate degree in law from Universidade de São Paulo and a Master of Laws degree from Harvard Law School.

Humberto Goes Linaris. Mr. Linaris is a member of our board of directors, a position he has held since January 2026. Mr. Linaris has over 34 years of experience in finance and accounting, including 25 years at PwC, where he held various roles: eight years as an auditor, five years as a risk management consultant, and 12 years as a finance business advisor. A certified accountant, he served as the controller at StoneCo at the time of its Nasdaq IPO. Since 2018, he has been an independent consultant, partnering with local BPO offices (IrkoHirashima and Aurius) and the University of São Paulo foundation for accounting matters (FIPECAFI). He specializes in supporting high-growth companies to enhance their financial capabilities and prepare for the capital markets. In the financial services industry, Mr. Linaris has led projects related to strategy definition and implementation, finance operations models, budgeting and forecasting, and activity-based costing. At PwC, he also led the finance transformation consulting area, overseeing a team of approximately 70 professionals and delivering solutions in finance strategy & services, finance & accounting services, and enterprise performance management. Mr. Linaris’s consultancy work also includes advising international private banks in Nassau, New York, Miami, and Grand Cayman, auditing Ecuador’s financial system for the IMF in 1998, and contributing to the development of PwC’s global Finance Transformation and Enterprise Performance Management methodologies in London in 2010. Mr. Linaris holds a bachelor’s degree in accounting from the University São Paulo.

Aod Cunha de Moraes Junior. Aod Cunha de Moraes Junior is a member of our board of directors, a position he has held since January 2026. He served as chairman of Fundação de Economia e Estatística of the state of Rio Grande do Sul from 2003 to 2006; treasury secretary of the state of Rio Grande do Sul and chairman of the board of directors of Banco do Estado do Rio Grande do Sul S.A. (Banrisul) from 2007 to 2009; senior consultant to the World Bank in 2010; managing director at J.P. Morgan Brasil from 2011 to 2014; partner at Banco BTG Pactual S.A. from 2014 to 2016; and member of the board of directors of Banco PAN S.A. from 2015 to 2016. Mr. Cunha currently serves as a member of the board of directors of Gerdau S.A. and Grupo Vibra. He holds a PhD in economics from the Federal University of Rio Grande do Sul.

Rosa Rios. Rosa Rios is a member of our board of directors, a position she has held since January 2026. She served as the 43rd Treasurer of the United States from 2009 to 2016. In this role, she oversaw the Bureau of Engraving and Printing and the United States Mint, managing all currency and coin production activities. During her tenure, she led the initiative to place a woman’s portrait on U.S. paper currency for the first time in over a century. Prior to her appointment as treasurer, Ms. Rios was managing director of investments at MacFarlane Partners, a real estate investment management firm. She holds a bachelor’s degree from Harvard University and has been recognized with the Hamilton Award, the highest honor bestowed by the U.S. Department of the Treasury. She is currently the Chair of the U.S. Semiquincentennial Commission.

Executive Officers

Our executive officers are responsible for the management and representation of our company.

The following table lists our executive officers:

Name	Date of Birth	Position(s)
Marciano Testa	August 18, 1976	Chief Executive Officer
Glauber Marques Correa	November 29, 1974	Chief Operating Officer
Marcello Winik Dubeux	June 19, 1980	Chief Financial and Investor Relations Officer
Rafael de Oliveira Morais	January 4, 1982	Chief Risk and Controllership Officer
Lucas Araújo de Aguiar	May 8, 1986	Chief People and Governance Officer
Vinicius Birkeland Aloe	February 19, 1987	Chief Technology Officer
Matheus Girardi	September 15, 1990	Chief Sales Officer
Daniel Antonio Pires	June 1, 1985	Chief Data and Credit Officer
Daniel Monteiro de Farias	July 1, 1982	Chief Products Officer

The following is a brief summary of the business experience of our executive officers who are not otherwise members of our board of directors. Unless otherwise indicated, the current business addresses for our executive officers is Rua Sergio Fernandes Borges Soares, 1000, Prédio E1, Campinas, 13054-709, Brazil.

Marcello Winik Dubeux. Marcello Winik Dubeux is our chief financial officer and investor relations officer, a position he has held since July 2024. Before joining us, he worked at major investment banks, including Banco Itaú BBA S.A. and Banco Santander (Brasil) S.A., and served on the executive boards of companies in various sectors, including as chief financial officer. He has extensive experience in corporate finance, mergers and acquisitions, and capital raising, and has developed strategic initiatives with multicultural teams across different industries. He holds a degree in economics from Universidade Estadual de Campinas and a Master of Business Administration degree with a concentration in finance from Columbia Business School.

Rafael de Oliveira Morais. Rafael de Oliveira Morais is our chief risk and controllership officer, a position he has held since March 2025. He holds a bachelor’s degree in accounting from Universidade de Brasília, a postgraduate degree in controllership and finance from Fundação Getulio Vargas (FGV), and a doctorate in business administration from Université de Bordeaux. He also completed executive education programs at London Business School, University of Chicago Booth School of Business, and the Wharton School at the University of Pennsylvania. Over a career spanning more than 23 years in the financial sector, he has served as vice-president of wholesale banking and chief financial officer at Caixa Econômica Federal, as well as chief financial officer of Caixa Seguridade S.A. and Caixa Vida e Previdência S.A. He has also held board positions at several institutions, including Paranapanema S.A., Too Seguros S.A., ANBIMA and the Credit Guarantee Fund (FGC). He now serves as risk officer and comptroller at Banco Agibank S.A.

Lucas Araújo de Aguiar. Lucas Araújo de Aguiar is our chief personnel and governance officer, a position he has held since July 2021. He also serves as a partner of Banco Agibank S.A. Prior to assuming this position, he led the people function at XP Inc. and worked in management consulting at Falconi Consulting. He has over 17 years of experience in human resources, governance and operations. He holds a degree in business administration from Universidade Federal de Minas Gerais and a Master of Business Administration degree from the London Business School.

Vinicius Birkeland Aloe. Vinicius Birkeland Aloe is our chief technology officer, a position he has held since April 2024. He also serves as a partner of Banco Agibank S.A. He has over 15 years of experience in retail, credit, analytics and pricing, including 16 years at Banco Santander (Brasil) S.A., three of which were at Banco Real S.A. prior to its acquisition. He also co-founded and served as chief executive officer of Empréstimo SIM, a fintech owned by Banco Santander (Brasil) S.A. He holds a degree in business administration from Universidade de São Paulo (USP) and a postgraduate degree in risk management from INSPER – Instituto de Ensino e Pesquisa.

Matheus Girardi. Matheus Girardi is our chief sales officer, a position he has held since August 2023. He is responsible for channels, commercial operations, user experience, customer relationship and management and marketing. He joined Banco Agibank S.A. as an executive manager, where he led key initiatives that expanded customer service capacity and improved the institution’s Net Promoter Score. He holds a bachelor’s degree in information systems from Universidade do Vale do Rio dos Sinos (UNISINOS), a postgraduate degree in marketing from Universidade Federal do Rio Grande do Sul (UFRGS), and completed a chief marketing officer executive program at the Kellogg School of Management at Northwestern University and an executive program in leadership and strategy at the Massachusetts Institute of Technology (MIT).

Daniel Antonio Pires. Daniel Antonio Pires is our chief data and credit officer, a position he has held since May 2024. He has 16 years of experience in the financial sector, with roles at Banco Santander (Brasil) S.A., Citibank S.A., and Itaú Unibanco S.A., where he focused on credit modeling and portfolio management, fraud prevention, data science and data engineering. He holds a degree in statistics and a specialization in credit management from Fundação Instituto de Administração (FIA). He joined Banco Agibank S.A. in 2019 and initially served as credit portfolio and modeling manager. In 2021, he became executive manager, overseeing data engineering, data science, business intelligence and fraud prevention, leading initiatives that promoted a data-driven culture within the organization.

Daniel Monteiro de Farias. Daniel Monteiro de Farias is our chief products officer, a position he has held since August 2023. He also serves as a partner of Banco Agibank S.A. He holds a degree in data processing technology from UNESP–FATEC and a postgraduate degree in IT project management from Universidade de São Paulo (USP). He has more than 20 years of experience in technology and product development in the financial services sector. He joined Banco Agibank S.A. in 2021, where he initially led the wallets, payments and investment platform teams, later serving as software engineering manager before assuming his current role.

Proceedings Involving Management

To our knowledge, none of our directors or executive officers are parties to any material proceedings that may have, or have had in the recent past, significant effects on our financial position or profitability.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Foreign Private Issuer Status

NYSE listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE, except that we are required: (i) to have an audit committee or audit board that meets certain requirements, pursuant to an exemption available to foreign private issuers (subject to the phase-in rules described under “—Audit Committee”); (ii) to provide prompt certification by our chief executive officer of any material noncompliance with any corporate governance rules; and (iii) to provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S.-listed companies.

We currently follow the corporate governance practices of the Cayman Islands in lieu of the corporate governance requirements of the NYSE in respect of the following:

•	the majority independent director requirement under Section 303A.01 of the NYSE listing rules—as allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors;
•	the requirement under Section 303A.05 of the NYSE listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation—as allowed by the laws of the Cayman Islands, we do not currently have a compensation committee;
•	the requirement under Section 303A.04 of the NYSE listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominating committee comprised solely of independent directors—as allowed by the laws of the Cayman Islands, we currently do not have a nominating committee;

•	the requirement under Section 303A.08 of the NYSE listing rules that a listed issuer obtain shareholder approval when it establishes or materially amends a share option or purchase plan or other arrangement pursuant to which shares may be acquired by officers, directors, employees or consultants;
•	the requirement under Section 312.03 of the NYSE listing rules that a listed issuer obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common or ordinary shares) that equal 20% or more of the issuer’s outstanding common or ordinary shares or voting power prior to such issuance or sale; and
•	the requirement under Section 303A.03 of the NYSE listing rules that the independent directors have regularly scheduled meetings with only the independent directors present—the laws of the Cayman Islands do not require that independent directors regularly have scheduled meetings at which only independent directors are present.

Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment, and affiliations, our board of directors has determined that Aod Cunha de Moraes Junior does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that he is “independent” as that term is defined under the listing standards of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director, and the transactions involving them described in the section titled “Related Party Transactions.”

B.       Compensation

Compensation of Key Executives

Overview

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

Our executive officers, directors and management receive fixed and variable compensation. The fixed component of their compensation is set on market terms and adjusted annually. The variable component consists of cash bonuses and awards of shares (or the cash equivalent). Cash bonuses are paid to executive officers and members of our management based on previously agreed targets for the business and on performance appraisals. Shares (or the cash equivalent) are awarded under our partnership programs, as discussed below.

For the years ended December 31, 2025, 2024 and 2023, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was R$35.8 million, R$61.4 million and R$35.7 million, respectively, which includes both benefits paid in kind and compensation. See note 19(a) to our audited consolidated financial statements included elsewhere in this annual report.

Partnership Programs

On July 1, 2019, Banco Agibank’s shareholders approved its first partnership program, which allowed executives and employees to share in any increase in the value of our net assets by purchasing preferred shares of Banco Agibank and paying over a period of 60 months. The purchase price per share was initially based on the value of Banco Agibank’s net assets per share and was subsequently changed to Agibank Brazil’s net assets per share, in each case based on the most recent audited financial statements available. When a participant leaves, they may require Banco Agibank to repurchase their shares at a value based on the net assets per share, calculated by reference to the most recent audited financial statements available immediately before the repurchase request.

We have classified the preferred shares issued under the Partnership program as a liability in accordance with IAS 32 – Financial Instruments: Presentation, as the shares are redeemable at the option of the holder and we do not have the legal right to avoid cash payment.

A second partnership program was launched in 2022, enabling members of management and employees to purchase shares of Agibank Brazil at a purchase price per share based on the last funding round conducted with external investors, with such purchase price being adjusted by the TLP through payment by the applicable purchaser. Agibank Brazil retained the right to repurchase shares based on the growth of Agibank Brazil’s net assets between the grant date and the relevant tranche period.

As of December 31, 2025, the receivable balance from participants amounted to R$96.3 million (R$62.5 million and R$3.6 million as of December 31, 2024 and 2023, respectively).

As of December 31, 2025, our partnership program liability amounted to R$163.6 million (R$107.4 million as of December 31, 2024 and R$15.2 million as of December 31, 2023). For the year ended December 31, 2025, we recognized a financial expense related to changes in the value of program participants’ shares of R$51.7 million (R$43.2 million for the year ended December 31, 2024 and R$4.3 million as of December 31, 2023).

For more information, see note 19(b) to our audited consolidated financial statements included elsewhere in this annual report.

Equity Incentive Plan

We intend to adopt an equity incentive plan, under which our employees (including management), directors, consultants and advisors may receive grants of equity and equity-based incentive awards. We intend to reserve up to 6.0% of our common shares for issuance under this new equity incentive plan.

Employment Agreements

None of our executive officers or directors have entered into employment agreements with the Company that provide for benefits upon termination of employment.

Directors’ and Officers’ Insurance

We have contracted civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

Indemnification of Directors and Officers

Our Memorandum and Articles of Association provide that we will indemnify our directors and executive officers. We have established directors’ and officers’ liability insurance that insures such persons against any liability or loss incurred by them arising out of their position at the Company. We have entered into customary indemnification agreements with our directors and executive officers. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Indemnification Agreements.”

C.       Board Practices

Audit Committee

Our audit committee consists of Humberto Goes Linaris, Glauber Marques Correa and Aod Cunha de Moraes Junior, with Humberto Goes Linaris serving as chairperson. Members will serve on the audit committee until their resignation or until as otherwise determined by our board of directors. Our board of directors has determined that Aod Cunha de Moraes Junior meets the requirements for independence under the listing standards of the NYSE and SEC rules and regulations. Each member of our audit committee also meets the financial literacy and sophistication requirements of the listing standards of the NYSE. In addition, our board of directors has determined that Humberto Goes Linaris is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the

Securities Act. We intend to appoint one additional independent director to our audit committee within 90 days of our initial public offering and to have a fully independent audit committee within one year of our initial public offering.

Our audit committee, among other things:

•	selects a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
•	helps to ensure the independence and performance of the independent registered public accounting firm;
•	discusses the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operation;
•	develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•	reviews our policies on risk assessment and risk management;
•	reviews related party transactions; and
•	approves or, as required, pre-approves, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Controlled Company Exception

Mr. Marciano Testa beneficially owns all of our Class B common shares, representing 94.5% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the NYSE corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.

As a “controlled company,” we may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors; (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For so long as we qualify as a controlled company, we may take advantage of these exemptions. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our common shares continue to be listed on the NYSE, we will be required to comply with the corporate governance standards within the applicable transition periods.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in public filings. The information on our website is not incorporated by reference into this annual report, and you should not consider information contained on our website to be a part of this annual report.

D.       Employees

Employees

As of December 31, 2025, 2024 and 2023, we had 5,001, 4,700 and 4,116 employees, respectively. As of December 31, 2025, all our employees were based in our offices in the State of São Paulo, and our facilities in the other Brazilian states in which we operate.

The table below breaks down our full-time personnel by function as of December 31, 2025:

Function	Number of Employees	% of Total
Management	68	1.4%
Supervisory	1,275	25.5%
Technology	393	7.9%
Sales and Marketing	2,598	51.9%
Customer Support	63	1.3%
General and Administrative	604	12.0%
Total	5,001	100.0%

Our employees in Brazil are affiliated with the unions of independent sales agents and of consulting, information, research and accounting firms for the geographic area in which they render services. We believe we have a constructive relationship with these unions, as we have never experienced strikes, work stoppages or disputes leading to any form of downtime.

E.       Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F.       Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

We have adopted a compensation recoupment policy on February 10, 2026. See Exhibit 97.1 to this annual report.

We have not been required to prepare an accounting restatement at any time during or after our last completed fiscal year and no recovery of awarded compensation is required pursuant to our compensation recoupment policy.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of March 18, 2026. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares nor of any arrangements the operation of which may at a subsequent date result in a change of control of the company.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right.

Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table. Percentages in the table below are based on 58,700,711 outstanding Class A common shares and 101,229,359 outstanding Class B common shares.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Rua Sergio Fernandes Borges Soares, 1000, Prédio E1, Campinas, 13054-709, Brazil.

	Shares Beneficially Owned				% of Total Voting Power(1)
Shareholders	Class A		Class B
	Shares	%	Shares	%
Named Executive Officers and Directors:
Marciano Testa(2)	—	—	101,229,359	100.0%	94.5%
Glauber Marques Correa(3)	2,132,803	3.6%	—	—	0.2%
Gabriel Felzenszwalb	—	—	—	—	—
Daniel Krepel Goldberg	—	—	—	—	—
Humberto Goes Linaris	—	—	—	—	—
Aod Cunha de Moraes Junior(3)	1,929	*	—	—	*
Rosa Rios	—	—	—	—	—
Marcello Winik Dubeux(3)	169,259	0.3%	—	—	*
Lucas Araújo de Aguiar(3)	254,336	0.4%	—	—	*
Vinicius Birkeland Aloe(3)	432,809	0.7%	—	—	*
Matheus Girardi(3)	190,480	0.3%	—	—	*
Daniel Antonio Pires(3)	175,334	0.3%	—	—	*
Rafael de Oliveira Morais(3)	105,232	0.2%	—	—	*
Daniel Monteiro de Farias(3)	182,012	0.3%	—	—	*
All executive officers and directors as a group (14 persons)	3,644,194	6.2%	101,229,359	100.0%	94.9%

5% Shareholders:
Marciano Testa(2)	—	—	101,229,359	100.0%	94.5%
AGI Partners Limited(4)	4,694,239	8.0%	3,684,140	3.6%	3.9%
LCM Bigbang Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada(5)	8,045,726	13.7%	—		0.8%
Vinci Capital Partners III H Fundo de Investimento em Participações Multiestratégia(6)	25,661,505	43.7%	—	—	2.4%

*	Represents beneficial ownership of less than one percent (1.0%) of the outstanding shares of our common shares.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—B. Memorandum and articles of association—Description of Share Capital.”
(2)	Mr. Marciano Testa owns common shares of AGI Inc. through Testa Ventures, Yepidale International Ventures Limited, MT Capital Limited (vehicles wholly owned by Mr. Marciano Testa) and through AGI Partners Limited.
(3)	While these executive officers and directors do not own common shares in AGI Inc directly, they own equity interests in AGI Partners Limited. These executive officers and directors disclaim beneficial ownership of the shares held by AGI Partners Limited except to the extent, if any, of their respective pecuniary interest therein.
(4)	Includes Class A common shares and Class B common shares owned by AGI Partners Limited (“AGI Partners”), with its registered address of Rua Sergio Fernandes Borges Soares, 1000, Prédio E1, Campinas, CEP 13054-709, State of São Paulo, Brazil. Mr. Marciano Testa is the controlling shareholder of AGI Partners (the “AGI Partners Controlling Shareholder”). The AGI Partners Controlling Shareholder disclaims ownership of the Class A common shares and Class B common shares except to the extent he has a pecuniary interest therein.
(5)	Lumina Capital Management Ltda. (“Lumina Capital”), as investment manager of LCM Bigbang Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada (“Lumina FIP”). Lumina Capital’s registered address is at Rua Prof. Atílio Innocenti, No. 165, 14th flloor, São Paulo, CEP 04538-000, State of São Paulo, Brazil. Lumina FIP’s registered address is at Praia De Botafogo 501, 5th and 6th Floors, Botafogo, Rio de Janeiro, CEP 22250-040, State of Rio de Janeiro, Brazil. Lumina Capital has discretionary authority to vote and dispose of the shares on behalf of Lumina FIP and may be deemed to be the controlling entity of these shares. The investment managers of Lumina Capital may also be deemed to have investment discretion and voting power over the shares held by Lumina FIP.
(6)	Vinci Capital Gestora de Recursos Ltda (“Vinci Capital”), as investment manager of Vinci Capital Partners III H Fundo de Investimento em Participações Multiestratégia (“Vinci FIP”). Vinci Capital’s registered address is at Avenida Bartolomeu Mitre, No. 336, 5th Floor, Leblon, Rio de Janeiro, CEP 22431-002, State of Rio de Janeiro, Brazil. Vinci FIP’s registered address is at Núcleo Cidade de Deus, S/N, Predio Parta, 4th Floor, Vila Yara, Osasco, CEP 06029-900, State of São Paulo, Brazil. Vinci Capital has discretionary authority to vote and dispose of the shares on behalf of Vinci FIP and may be deemed to be the controlling entity of these shares. The investment managers of Vinci Capital may also be deemed to have investment discretion and voting power over the shares held by Vinci FIP.

The holders of our Class A common shares and Class B common shares have identical rights, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; and (3) holders of Class B common shares are entitled to preemptive rights in the event that there is an increase in our share capital or additional common shares are issued in order to maintain their proportional ownership and voting interest. For more information see “Item 10. Additional Information—B. Memorandum and articles of association—Description of Share Capital.”

Shareholders’ Agreements

Lumina Shareholders’ Agreement

On February 19, 2025, Mr. Marciano Testa and the other Agibank Brazil shareholders entered into a shareholders’ agreement with LCM Bigbang FIP Multiestratégia Responsabilidade Limitada, an investment fund affiliated with Lumina. Under this agreement, Lumina has the right to appoint one member to Agibank Brazil’s board of directors and certain consent rights with respect to specified corporate matters.

Pursuant to the shareholders’ agreement, Lumina’s consent rights include, among other matters: (i) changes to the rights of the class of shares issued to Lumina, (ii) certain changes to our profit distribution policy, (iii) changes in our coporate form, (iv) certain reverse stock splits, (v) the issuance of any additional shares of the same class as the shares issued to Lumina or the conversion of any other shares into such class, (vi) creation of another class of shares or changes to the rights of an existing class of shares which adversely affect the rights of Lumina under the shareholders’ agreement, (vii) certain business combinations, (viii) any business combination with certain related parties, (ix) the redemption or cancellation of the class of shares, (x) changes of control, (xi) any initial public offering that does not meet the definition of a “Qualified IPO,” (xii) the sale or grant to certain persons of shares under our partnership program or any other equity incentive plan, and (xiii) our participation in a special, temporary administrative intervention regime (Regime de Administração Especial Temporária) and our entering into bankruptcy proceedings.

The shareholders’ agreement provides that it would automatically terminate upon the completion of a “Qualified IPO” or a business combination with a listed company. A “Qualified IPO” under the agreement requires, among other conditions, a mandatory secondary component of at least 30% of the total offering, gross aggregate proceeds (primary and secondary) of at least US$500 million, and Lumina’s ability to sell a minimum number of shares calculated pursuant to a formula set forth in the agreement. Our IPO did not meet the definition of a “Qualified IPO” and, as a result, the shareholders’ agreement migrated in connection with the Share Contribution to AGI Inc and continues to bind the parties on a mutatis mutandis basis until terminated in accordance with its terms. These rights apply at the level of AGI Inc following the Share Contribution. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Class A Common Shares—Lumina continues to have certain board appointment and consent rights following our IPO, which did not qualify as a ‘Qualified IPO’ under the Lumina shareholders’ agreement.”

Under the shareholders’ agreement, Lumina’s preferred shares in Banco Agibank were subject to conversion and return mechanisms in connection with our IPO and continue to be governed by the terms of the shareholders’ agreement. These mechanisms include a target return of 21.5% per year (the “Preference Return”) and a participation above that level (the “Excess Return”), each determined pursuant to the terms of the agreement. If the Preference Return is not achieved, Lumina may acquire additional common shares at a nominal price through option arrangements. If returns exceed the Preference Return, Lumina is required to transfer a portion of its shares to Mr. Marciano Testa, Vinci Capital Partners III H Fundo de Investimento em Participações Multiestratégia and participants in our partnership program, in each case in accordance with a tiered formula set forth in the agreement. Notwithstanding the foregoing, Lumina agreed that there would be no change in the number of Class A common shares in connection with our initial public offering as a result of these mechanisms.

B.       Related Party Transactions

See also note 19 to our audited consolidated financial statements included elsewhere in this annual report.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated memorandum and articles of association contains provisions that shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning us or our affairs in any court whether in the Cayman Islands or elsewhere.

Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions included in our Memorandum and Articles of Association and in indemnification agreements that we have entered into with our directors and executive officers may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other shareholders. Further, a shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Our audit committee has the primary responsibility for reviewing and approving or disapproving transactions with related parties. Our related party transaction policy states that any related party transaction must be approved or ratified by our audit committee, board of directors or a designated committee thereof. In determining whether to approve or ratify a transaction with a related person, our audit committee, board of directors or the designated committee will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms of the transaction, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our audit committee, board of directors or the designated committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

Certain Related Party Transactions

In connection with our partnership programs, we have incurred certain receivables and repurchase obligations with respect to our executives and employees that are eligible to participate and have elected to participate in such programs.

For more information, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Key Executives—Partnership Programs” and note 18(b) to our audited consolidated financial statements included elsewhere in this annual report.

C.       Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements,” which contains our audited consolidated financial statements.

Legal Proceedings

From time to time, we are involved in disputes that arise in the ordinary course of our business. Any claims against us, whether meritorious or not, can be time consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

We are subject to a number of judicial and administrative proceedings, including civil, consumer protection, labor and tax law and social security claims and other proceedings, which we believe are common and incidental to business operations in general. We recognize provisions for legal proceedings in our financial statements, in accordance with accounting rules, when we are advised by independent outside counsel that (1) it is probable that an outflow of resources will be required to settle the obligation; and (2) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our external legal advisors.

With respect to civil proceedings, we are a party to approximately 149 thousand civil lawsuits as of December 31, 2025. These civil proceedings relate, among other things, to (1) interest rate review, (2) allegations of fraud, (3) limitation of discounts on benefits to 30%, (4) misleading sales practices, (5) contract disclosure, (6) improper referrals to credit bureaus, such as the SPC, (7) non-recognition of contracts, (8) fees, (9) tied sales, (10) improper charges, and others. In addition, we are a party to 11 public civil actions, involving issues related to (i) contractual irregularities in payroll loans (empréstimos consignados), credit cards, and other types of loans, (ii) failure to comply with the duty to provide information and failure to make contracts and other documents available to consumers, (iii) charging of abusive interest rates, and (iv) scams or fraud committed by third parties. We have also entered into four Conduct Adjustment Agreements (Termo de Ajustamento de Conduta) involving us in consumer matters.

As of December 31, 2025, we had provisions recorded in our audited consolidated financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules, in an aggregate amount of R$310.3 million (R$301.9 million as of December 31, 2024) and had made judicial deposits in an aggregate amount of R$126.6 million (R$81.1 million as of December 31, 2024), as follows: (i) with respect to civil proceedings, we had provisions in the amount of R$217.0 million (R$217.8 million as of December 31, 2024) and judicial deposits in the amount of R$75.0 million (R$31.0 million as of December 31, 2024); (ii) with respect to labor proceedings, we had provisions in the amount of R$71.8 million (R$82.5 million as of December 31, 2024) and judicial deposits in the amount of R$37.5 million (R$37.1 million as of December 31, 2024); and (iii) with respect to tax proceedings, we had provisions in the amount of R$21.6 million (R$1.6 million as of December 31, 2024) and judicial deposits in the amount of R$14.2 million (R$13.0 million as of December 31, 2024).

However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be materially and adversely affected by unfavorable outcomes in pending legal proceedings or our inability to post judicial collateral or provide guarantees in pending legal or administrative proceedings.”

For further information, see note 12 to our audited consolidated financial statements included elsewhere in this annual report.

INSS Settlements

On August 11, 2025 the INSS issued Decision Order PRES/INSS No. 158, temporarily suspending the provision of benefit payment services by Banco Agibank under Benefits Payments Agreements No. 47/2019 and No. 39/2024 between Banco Agibank and the INSS, without any prior notice to Banco Agibank, or any opportunity for a prior hearing to contest this suspension. This order alleged certain contractual violations, including allegedly improper contacts with beneficiaries. As a result of this order, the processing of new INSS benefit payments by Banco Agibank was temporarily suspended for a period of up to 60 days. Customer service and assistance, including payroll loan origination and services to existing beneficiaries, remained available throughout this period. The suspension did not affect our ability to collect currently due loan payments or originate new loans.

On November 12, 2025, Banco Agibank reached a settlement with the INSS pursuant to which the suspension was lifted, and our ability to process new benefit payments was reinstated, subject to ongoing obligations and enhanced supervision by the INSS. We agreed to strengthen portability and consumer-protection controls, submit any portability requests to Dataprev by the next business day, provide periodic reports to the INSS, align benefit domicile with the beneficiary’s municipality of residence, and implement an agreed ATM rollout schedule. The settlement also imposes an interim prohibition that we may not, pending the conclusion of the related administrative proceeding, process benefit payments or submit portability requests (Batch 30, or “Lote 30” portability files) for individuals whose benefits were granted in Auction Rounds (“Lotes”) 1 (2009) and 2 (2014) (auction cohorts, or “pregões”), although we may continue servicing existing clients from these cohorts and submit portability arising from valid and active pre-existing contractual relationships in effect as of November 12, 2025.

In December 2025, the INSS issued a press release announcing that a federal audit conducted by the CGU found alleged irregularities and allegedly harmful practices against INSS beneficiaries and, as a result, INSS issued a precautionary suspension of new payroll loan deductions by Banco Agibank under ACT No. 106/2025, and Agi Financeira S.A. - Sociedade de Crédito, Financiamento e Investimento under ACT No. 221/2025.

The suspension was lifted on January 12, 2026 as a result of a settlement between Banco Agibank, Agi Financeira S.A. - Sociedade de Crédito, Financiamento e Investimento - and the INSS, which fully reinstated our ability to process new payroll loan deductions, subject to ongoing compliance with enhanced obligations and INSS oversight. Under the settlement, on the one hand, we agreed to: strengthen documentation verification and customer-consent controls; enhance monitoring and reporting; review and remediate past transactions where required (including an obligation to make certain refunds within 30 days, where applicable, which may adversely affect our results of operations and profitability, including a negative impact on our net income for the first quarter of 2026 in an amount ranging from approximately US$6 million to US$8 million); reduce the volume of consumer complaints across all available customer service channels; prohibit bundling insurance products with payroll loan deductions; refrain from charging fees from payroll loan deductions; and pay an immediate compensatory amount of R$1.0 million. Failure to comply with the terms of the settlement may lead to renewed suspensions, termination of the ACTs, communication with regulatory authorities and consumer protection agencies, and monetary penalties for each instance of non-compliance or non-conformity with each of the terms of the enhanced obligations. The INSS, on the other hand, agreed to publish the settlement in the Official Gazette of the Federal Executive and in the INSS portal. The parties agreed to notify the CGU of the terms of the settlement.

Our management believes that the suspensions have not affected our operational continuity in any material respect as of the date of this annual report. We estimate that the impact of the August 2025 suspension on our audited condensed consolidated financial statements as of December 31, 2025 and for the year ended December 31, 2025 and 2024 was an increase of R$59.2 million in our expected credit losses. We cannot assure you that the suspensions will not result in additional impacts on our financial statements going forward including without limitation due to the inability, pending the conclusion of the related administrative proceeding, to acquire new clients or submit new portability requests (Batch 30, or “Lote 30” portability files) for benefits granted in Auction Rounds (“Lotes”) 1 (2009) and 2 (2014) (auction cohorts, or “pregões”) as a result of the settlement relating to the first suspension, and our obligations to review and remediate past transactions where required (including an obligation to make certain refunds within 30 days where applicable, which may adversely affect our results of operations and profitability, including a negative impact on our net income for the first quarter of 2026 in an amount ranging from approximately US$6 million to US$8 million) under the settlement relating to the second suspension.

For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—A significant portion of our revenues is tied to the maintenance of our agreements with the INSS, the loss, suspension or termination of which would materially and adversely affect our results of operations, financial condition and reputation,” “Risk Factors—Risks Relating to Our Business and Industry—We are subject to ongoing and enhanced supervision by the INSS pursuant to our settlements with the INSS” and “Risk Factors—Risks Relating to Our Business and Industry—Our relationship with the INSS is subject to suspension or termination.”

Dividends and Dividend Policy

We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

Certain Cayman Islands Legal Requirements Related to Dividends

Under the Companies Act and our Memorandum and Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Memorandum and Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Item 10. Additional Information—E. Taxation—Cayman Islands Tax Considerations.”

Additionally, please refer to “Risk Factors—Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.” Our ability to pay dividends is directly related to positive and distributable net results from our subsidiaries. We depend on dividend distributions by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive. If, for any legal reasons due to new laws or bilateral agreements between countries, they are unable to pay dividends to Cayman Islands companies, or if a Cayman Islands company becomes incapable of receiving them, we may not be able to make any dividend payments in the future.

Certain Brazilian Legal Requirements Related to Dividends

Our ability to pay dividends is directly related to positive and distributable net results from our Brazilian subsidiary. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.”

Prior to the Share Contribution, we were—and our Brazilian subsidiaries that are incorporated as Brazilian corporations (sociedade anônima) continue to be—required under Federal Law No. 6,404 dated December 15, 1976, as amended, or the Brazilian Corporate Law, to distribute a mandatory minimum dividend to shareholders each year, which cannot be lower than a given percentage established in the relevant corporation’s bylaws of its profit for the prior year, which percentage will be considered as 25% of the adjusted net income (as defined in Article 202 of the Brazilian Corporate Law) for any given fiscal year, in case nothing is said in the bylaws, after 5% of the profits are directed to a legal reserve, unless such subsidiary’s management informs the annual shareholders’ meeting that such distribution would be incompatible with its financial condition at that time. Net income not distributed by virtue of such condition is allocated to a special reserve and, if not absorbed by losses in subsequent years, is required to be distributed as soon as its financial condition permits such payments. Any holder of shares duly recorded at the time a dividend is declared is entitled to receive dividends. Under the Brazilian Corporate Law, dividends are generally required to be paid within 60 days following the date on which the dividend is declared, unless the shareholders’ resolution established another payment date, which, in any event, must occur before the end of the fiscal year in which the dividend is declared.

In the years ended December 31, 2025, 2024 and 2023, Agibank Brazil declared zero, R$10.0 million and R$79.7 million, respectively, in mandatory dividends. In addition, in the years ended December 31, 2025 and 2024, Banco Agibank paid R$237.6 million and R$179.8 million, respectively, in dividends to the shareholders of Agibank Brazil pursuant to an usufruct agreement entered into between Banco Agibank and Agibank Brazil on June 28, 2024, pursuant to which dividends and interest on capital declared by Banco Agibank were paid directly to the shareholders of Agibank Brazil. On March 31, 2025, the board of directors of Banco Agibank approved interest on capital in the amount of R$46.7 million, paid in April 2025. On June 30, 2025, the board of directors of Banco Agibank approved additional interest on capital in an amount of R$57.1 million. On September 30, 2025, the board of directors of Banco Agibank approved an additional interest on capital in the amount of R$168.4 million, for a total of R$272.2 million approved in the year ended December 31, 2025.

B.       Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.       Offer and Listing Details

On February 10, 2026, we completed our initial public offering. Our common shares have been listed on the NYSE since February 12, 2026 under the symbol “AGBK.” Prior to that date, there was no public trading market for our common shares.

B.       Plan of Distribution

Not applicable.

C.       Markets

See “—A. Offer and Listing Details” above.

D.       Selling Shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.       Share Capital

Not applicable.

B.       Memorandum and Articles of Association

Description of Share Capital

General

Our shareholders adopted the Amended Memorandum and Articles of Association included as Exhibit 3.1.

The following is a summary of the material provisions of our authorized share capital and our Memorandum and Articles of Association.

Share Capital

Our amended and restated Memorandum and Articles of Association authorize two classes of common shares: Class A common shares, which are entitled to one vote per share and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership and voting interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. The implementation of this dual class structure was required by Mr. Marciano Testa, as a condition of undertaking an initial public offering of our Class A common shares. See “—Anti-Takeover Provisions in our Memorandum and Articles of Association—Two Classes of Common Shares.”

As of the date of this annual report, our authorized share capital was US$50,000, consisting of 1,000,000,000 shares of par value US$0.00005 each, of which:

•	600,000,000 shares are designated as Class A common shares; and
•	150,000,000 shares are designated as Class B common shares.

The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

Treasury Shares

At the date of this annual report, we have no shares in treasury.

Issuance of Shares

Except as expressly provided in the amended and restated Memorandum and Articles of Association, our board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. In accordance with our Memorandum and Articles of Association, we shall not issue bearer shares. We shall not issue any class of shares with dividend rights, conversion rights, redemption rights and/or liquidation preference superior to the rights of the Class B common shares, or shares having more than one vote per share, without the consent of our controlling shareholder as the sole holder of Class B common shares (the “Class B Shareholder Consent”).

Our amended and restated Memorandum and Articles of Association provide that additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration that has been approved by Class B Shareholder Consent; or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in the company (following an offer by the company to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership and voting interest in the company pursuant to the amended and restated Memorandum and Articles of Association). In light of: (a) the above provisions; and (b) the 10-to-one voting ratio between our Class B common shares and Class A common shares, holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information see “—Common Shares—Preemptive or Similar Rights.”

Our Memorandum and Articles of Association also provide that the issuance of non-voting common shares requires approval by ordinary resolution (as defined below) which shall also be passed by the affirmative vote of a majority of the then-outstanding Class A common shares.

Common Shares

Dividend Rights

Subject to preferences that may apply to any preferred shares outstanding at the time, the holders of our common shares are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See “Item 8. Financial Information—A. Consolidated statements and other financial information—Dividends and dividend policy” for additional information.

Voting Rights

The holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share. The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the appointment of directors, other than the directors designated and appointed by the founding shareholder, as described below) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

Our Memorandum and Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:

•	class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares, however, the directors may treat the two classes of shares as forming one class if they consider that both such classes would be affected in the same way by the proposal;
•	the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and
•	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

As set forth in the amended and restated Memorandum and Articles of Association, the holders of Class A common shares and Class B common shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A common shares and Class B common shares may be increased or decreased (but not below the number of shares of such class then outstanding) by both classes voting together by way of an “ordinary resolution,” which is defined in the Articles of Association as being a resolution of a duly constituted general meeting of the company passed by a simple majority of the votes cast by, or on behalf of, the members entitled to vote present in person or by proxy and voting at the meeting, and includes a unanimous written resolution of all members entitled to vote.

We have not provided for cumulative voting for the appointment of directors in our amended and restated Memorandum and Articles of Association.

Conversion of Class B Common Shares

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares.

In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, if such transfer is made to Mr. Marciano Testa's heirs and/or successors due to his death or to a person or entity that is not a “permitted transferee” under our amended and restated memorandum and articles of association, which generally include entities controlled by a Class B common shareholder, as well as trusts for the benefit of the Class B common shareholder or his immediate family (including spouse, parents, children, siblings, in-laws) or an entity controlled by such Class B common shareholder. Whether a particular transfer qualifies as a transfer to a permitted transferee will be determined in accordance with the definition of “affiliate” in our amended and restated memorandum and articles of association. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total voting power of the issued and outstanding Class B common shares is less than 10% of the total voting power of our issued share capital.

Preemptive or Similar Rights

Our Class A common shares are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions.

The Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. As such, except for certain exceptions, if we issue Class A common shares, we must first make an offer to each holder of Class B common shares to issue to such holder on the same economic terms such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in the company. This right to maintain a proportional ownership interest may be waived by the holders of a majority of the Class B common shares.

Right to Receive Liquidation Distributions

If we become subject to a winding up, liquidation and/or dissolution, the assets legally available for distribution to our shareholders would be distributable ratably among the holders of our common shares and any participating preferred shares outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred shares.

Preferred Shares

No preferred shares of the Company are outstanding. Pursuant to our amended and restated Memorandum and Articles of Association, our board of directors has the authority, subject to limitations prescribed by Cayman Islands law, to issue preferred shares in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our shareholders. Our board of directors can also increase or decrease the number of shares of any series of preferred shares, but not above the number of authorized preferred shares nor below the number of shares of that series then outstanding, without any further vote or action by our shareholders. Our board of directors may authorize the issuance of preferred shares with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Class A common shares. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our Class A common shares and the voting and other rights of the holders of our Class A common shares. We have no current plan to issue any preferred shares.

Equal Status

Except as expressly provided in our amended and restated Memorandum and Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share proportionally and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not the company is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third-party pursuant to an agreement to which the company is a party, or (2) any tender or exchange offer by the company to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, our board of directors may set, in advance or arrears, a record date.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a shareholder of the Company at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to us in respect of the shares that such shareholder holds must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A common share and 10 votes per Class B common share.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call annual general meetings; however, the Memorandum and Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors, provided that our board of directors has the discretion whether or not to hold an annual general meeting in 2026. For the annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors (if any). In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, we may, but are not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year and such general meetings may be convened by our board of directors, with the consent of the chairman of our board of directors, whenever they think fit. General meetings of shareholders are generally expected to take place in Campinas, Brazil, but may be held elsewhere if the directors so decide.

The Companies Act provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Memorandum and Articles of Association. However, these rights may be provided in a company’s Memorandum and Articles of Association. Our Memorandum and Articles of Association provide that, in the event our controlling shareholder controls a majority of the voting power of our issued share capital, upon the requisition of one or more shareholders representing a majority of the voting rights entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting, and in the event our controlling shareholder ceases to control a majority of the voting power of our issued share capital, shareholders will have no right to requisition an extraordinary general meeting. The Memorandum and Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than eight (8) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

We will give notice of each general meeting of shareholders by publication our its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, NYSE and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Class A common shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A common shares.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third percent of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, it shall stand adjourned and shall reconvene on the same day in the next week at the same time and/or place or to such other day, time and/or place as the directors may determine, and if at the second meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum.

A resolution put to a vote at a general meeting shall be decided on a poll. Generally speaking, an ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting and a special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Act and our Memorandum and Articles of Association.

Pursuant to our Memorandum and Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or in his absence the vice-chairman of the board of directors or in both of their absences, any person nominated by our board of directors to act as chairperson. If neither the chairman, the vice-chairman nor such other person nominated by our board of directors is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Changes to Capital

Pursuant to our Memorandum and Articles of Association, we may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
•	convert all or any of our paid-up shares into stock and reconvert that stock into paid up shares of any denomination;
•	subdivide our existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and our Memorandum and Articles of Association, we may:

•	issue shares on terms that they are to be redeemed or are liable to be redeemed;
•	purchase our own shares (including any redeemable shares); and
•	make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of our own capital.

Transfer of Shares

Subject to any applicable restrictions set forth in the Memorandum and Articles of Association, any shareholder of the Company may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by the NYSE or any other form approved by the Company’s board of directors.

Our Class A common shares are traded on the NYSE in book-entry form and may be transferred in accordance with our Memorandum and Articles of Association and NYSE’s rules and regulations.

However, our board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
•	the instrument of transfer is in respect of only one class of shares;
•	the instrument of transfer is properly stamped, if required;
•	the common shares transferred are free of any lien in favor of us; and
•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Share Repurchase

The Companies Act and our Memorandum and Articles of Association permit us to purchase our own shares, subject to certain restrictions. Our board of directors may only exercise this power on behalf of the Company, subject to the Companies Act and the Memorandum and Articles of Association and to any applicable requirements imposed from time to time by the SEC, the NYSE, or by any recognized stock exchange on which our securities are listed.

Dividends and Capitalization of Profits

We have not adopted a dividend policy with respect to payments of any future dividends. Subject to the Companies Act, our shareholders may, by ordinary resolution, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares and our Memorandum and Articles of Association, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (1) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly; and (2) where we have shares in issue which are not fully paid up (as to par value), we may pay dividends in proportion to the amounts paid up on each share.

The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of our common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (1) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be and (2) the holders of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

Appointment, Disqualification and Removal of Directors

We are managed by our board of directors. Our Memorandum and Articles of Association provide that the board of directors will be composed of such number of directors as a majority of directors in office may determine, being no less than six and no more than 11 directors on the date of adoption of the Memorandum and Articles of Association. There are no provisions relating to retirement of directors upon reaching any age limit. The Memorandum and Articles of Association also provide that, while our shares are admitted to trading on NYSE, our board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.

Notwithstanding the foregoing, for so long as our founding shareholder owns at least 5% of the voting power of our outstanding share capital, our founding shareholder shall be entitled to designate and appoint a certain number of nominees to the board for a specific term, as set out in our Memorandum and Articles of Association. In particular, our Memorandum and Articles of Association provide that, subject to compliance with applicable law and NYSE rules, for so long as our founding shareholder and his affiliates beneficially own shares constituting at least 40% of the voting power of our outstanding share capital, the founding shareholder shall be entitled to designate and appoint up to five nominees to our board of directors (or if the size of the board of directors is increased, a majority of the members of the board of directors); for so long as our founding shareholder and its affiliates beneficially own at least 25% of the voting power of our outstanding share capital, the founding shareholder shall be entitled to designate and appoint up to three nominees to our board of directors (or if the size of the board of directors is increased, one-third of the members of the board of directors); and for so long as our founding shareholder and its affiliates beneficially own at least 5% of the voting power of our outstanding share capital, our founding shareholder shall be entitled to designate and appoint one nominee to our board of directors (or if the size of the board of directors is increased, 10% of the members of the board of directors). The founding shareholder may exercise such designation and appointment rights by notice in writing to us and may in like manner remove such director(s) appointed by him and appoint replacement director(s).

Other than the directors appointed by our founding shareholder as described above, directors shall be appointed by ordinary resolution of the shareholders.

The Memorandum and Articles of Association provide that for so long as there are Class B common shares outstanding, holders of our Class B common shares shall appoint the chairman of our board by notice in writing to us; it being understood that as of the date of this annual report, our chairman is the sole holder of our Class B common shares, Mr. Marciano Testa. Each director other than a director appointed by our founding shareholder shall be appointed for a one-year term, unless they resign or their office is vacated earlier, provided, however, that such term shall be extended beyond one year in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed).

As of the date of this annual report, our directors are Marciano Testa, Glauber Marques Correa, Gabriel Felzenszwalb, Daniel Krepel Goldberg, Humberto Goes Linaris, Aod Cunha de Moraes Junior and Rosa Rios. Aod Cunha de Moraes Junior is “independent” as that term is defined under Rule 10A-3 under the Exchange Act and the NYSE rules applicable to audit committees. We intend to appoint one additional independent director to our audit committee within 90 days of our initial public offering and to have a fully independent audit committee within one year of our initial public offering.

Any vacancies on the board of directors that arise other than upon the removal of a director by resolution passed at a general meeting and other than any vacancy arising with respect to a director appointed by the founding shareholder can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of shareholders. Additions to the existing board (within the limits set pursuant to the Articles of Association) may be made by ordinary resolution of the shareholders.

Our board of directors has constituted an audit committee. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”

Grounds for Removing a Director

For so long as any Class B common shares remain outstanding, a director may be removed, with or without cause, only by holders of our Class B common shares upon written notice to us. Any such notice of removal must state the intention to remove the director and must be served on us not less than ten calendar days prior to the effective date of such removal and we will provide notice of such removal to the relevant director or chairman.

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director; (2) becomes bankrupt or makes an arrangement or composition with his creditors; (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (4) resigns his office by notice to us; or (5) in the case of a director other than a director designated and appointed by our founding shareholder, has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Proceedings of the Board of Directors

The Memorandum and Articles of Association provide that our business is to be managed and conducted by the board of directors. Quorum for a board meeting shall require the attendance of the chairman and a simple majority of the directors then in office (including the chairman), and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

Subject to the provisions of the Memorandum and Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place either in Campinas, Brazil or at such other place as the directors may determine.

Subject to the provisions of the Memorandum and Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the NYSE, the board of directors may from time to time at its discretion exercise all powers of the Company, including, subject to the Companies Act, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent our accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, the Memorandum and Articles of Association provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports as we are required to file with the SEC.

Register of Shareholders

Our Class A common shares are held through DTC, and DTC or Cede & Co., as nominee for DTC, is recorded in the shareholders’ register as the holder of our Class A common shares.

Under Cayman Islands law, we must keep a register of shareholders that includes:

•	the names and addresses of the shareholders, and a statement of the shares held by each member, whether voting rights attached to the shares held by each member and of the amount paid or agreed to be considered as paid on the shares of each member;
•	the date on which the name of any person was entered on the register as a member; and
•	the date on which any person ceased to be a member.

Under Cayman Islands law, our register of shareholders is prima facie evidence of the matters set out therein (i.e. the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders.

If the name of any person is incorrectly entered in or omitted from the register of shareholders, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of the Company, the person or member aggrieved (or any shareholder of ours, or the Company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
•	an exempted company’s register of shareholders is not open to inspection;
•	an exempted company does not have to hold an annual general meeting;
•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	an exempted company may register as a limited duration company; and
•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Except as otherwise disclosed in this annual report, we intend to comply with the NYSE rules in lieu of following home country practice.

Anti-Takeover Provisions in Our Memorandum and Articles of Association

Some provisions of the Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. In particular, our capital structure concentrates ownership of voting rights in the hands of Mr. Marciano Testa,our chairman and chief executive officer. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of our company to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests. The concentration of ownership of voting rights will no longer apply upon Mr. Marciano Testa death due to automatic conversion of Class B common shares into Class A common shares upon a transfer of such Class B common shares to Mr. Marciano Testa's heirs and/or successors due to his death.

Two Classes of Common Shares

Our Class B common shares are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. Since our controlling shareholder beneficially owns all of the Class B common shares, our controlling shareholder currently has the ability to appoint a majority of the directors and to determine the outcome of most matters submitted for a vote of shareholders, with our controlling shareholder as the controlling shareholder. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as our controlling shareholder has the ability to determine the outcome of all matters submitted to a vote of shareholders, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that we have two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace our directors and management.

Preferred Shares

Our board of directors has wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences. The issuance of additional shares may be used as an anti-takeover device without further action on the part of our shareholders. Such issuance may further dilute the voting power of existing holders of Class A ordinary shares.

Despite the anti-takeover provisions described above, under Cayman Islands law, our board of directors may only exercise the rights and powers granted to them under the Memorandum and Articles of Association, for a proper purpose and what they believe in good faith to be in our best interests.

Requisitioning General Meetings

Our Memorandum and Articles of Association provide that, for so long as our founding shareholder controls a majority of the voting power of our shares, a general meeting of shareholders may be convened on the requisition of the holders of a majority of the voting power of our shares. However, if our founding shareholder controls less than a majority of the voting power of our shares, no shareholder shall have the power to requisition a meeting of shareholders. Accordingly, our shareholders will have limited rights to requisition and convene general meetings of shareholders.

Consent Over a Change of Control

Our Memorandum and Articles of Association provide that for so long as our founding shareholder and his affiliates beneficially own shares accounting for at least 10% of the voting power of our issued share capital, we will not take, or permit our subsidiaries to take, certain actions without the prior written approval of a majority of the Class B ordinary shares in issue, including entering into a merger, consolidation, reorganization or other business combination or a transaction or series of transactions that would result in a change of control.

Staggered Board

Our Memorandum and Articles of Association provides that, from and after the date that our founding shareholder and his affiliates no longer beneficially own shares representing more than 50% of the voting power of our issued share capital, we shall cause our board of directors to be divided into three classes designated Class I, Class II and Class III with directors in each class serving staggered three-year terms. Each class of directors shall consist, as nearly as possible, of one third of the total number of directors constituting the entire board. Our board of directors shall assign members of the board of directors in office at the relevant date to such classes, provided that the directors designated and appointed by our founding shareholder shall be assigned to the class or classes with the longest terms. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of shareholders will be necessary for shareholders to effect a change in a majority of the members of the board of directors. Notwithstanding the classification of our board of directors, the directors designated and appointed by our founding shareholder may only be reappointed, removed or replaced by our founding shareholder.

Protection of Non-Controlling Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of the shares of the Company in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to us, general corporate claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our Memorandum and Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against us, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal; (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control our company; and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Registration Rights and Restricted Shares

Although no shareholders of our controlling shareholder have formal registration rights, they or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. Our controlling shareholder, our executive officers and directors who hold shares upon completion of our initial public offering and our existing shareholders have entered into lock-up agreements that restrict us and them, subject to specified exceptions, from selling or otherwise disposing of any shares for a period of 180 days after the date of the registration statement relating to our initial public offering without the prior consent of the representatives for the underwriters. However, the underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition, these lock-up agreements are subject to certain exceptions, including the right for our controlling shareholder to issue new shares if we carry out an acquisition or enter into a merger, joint venture or strategic participation.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Act was modeled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act and Cayman Islands law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

In certain circumstances the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan of merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2/3% in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association and then filed with the Registrar of Companies in the Cayman Islands. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree on the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree on a price within such 30-day period, within 20 days following the date on which such 30-day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder may not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, which will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by, for a shareholder scheme, three-fourths in value of each class of shareholders with whom the arrangement is to be made and, for a creditor scheme, a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;
•	the shareholders have been fairly represented at the meeting in question;
•	the arrangement is such as a businessman would reasonably approve; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;
•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or
•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under our Memorandum and Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and our Memorandum and Articles of Association, our directors may exercise all of our powers to vote compensation to themselves or any member of their body in the absence of an independent quorum. Our Memorandum and Articles of Association provide that, our remuneration committee shall be made up of such number of independent directors as is required from time to time by the NYSE rules (or as otherwise may be required by law).

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain NYSE corporate governance rules, subject to certain requirements. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Status.”

Borrowing Powers

Our directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning us or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or the officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for collateral purposes; (3) directors should not improperly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. With respect to the duty of directors to avoid conflicts of interests, our Memorandum and Articles of Association vary from the applicable provisions of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In addition to the above, under Cayman Islands law, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings. Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the abovementioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors may have pre-existing fiduciary obligations to other businesses of which they are officers or directors.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to our Memorandum and Articles of Association and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association provide that, in the event our controlling shareholder controls a majority of the voting power of our issued share capital, upon the requisition of one or more shareholders representing a majority of the voting rights entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting, and in the event our controlling shareholder ceases to control a majority of the voting power of our issued share capital, shareholders will have no right to requisition an extraordinary general meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director; (2) becomes bankrupt or makes an arrangement or composition with his creditors; (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (4) resigns his office by notice to us; or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

Transactions with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act, we may be wound up, liquidated and dissolved by a special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting). Our Memorandum and Articles of Association also give our board of directors authority to petition the Cayman Islands Court to wind up the Company.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to our Memorandum and Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, our Memorandum and Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common shares is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royall St., Suite 101, Canton MA 02021, United States of America.

Limitations of Liability and Indemnification

See the section titled “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

Our Class A common are listed on NYSE under the symbol “AGBK”.

Handling of Mail

Mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address, which will be supplied by us. None of us, our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

C.       Material Contracts

Except as otherwise described in this annual report on Form 20-F, we have not entered into any material contracts other than in the ordinary course of business.

D.       Exchange Controls

The Cayman Islands currently has no exchange control restrictions.

E.       Taxation

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to hold the Class A common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and upon the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective purchasers of our Class A common shares should consult their own tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class A common shares.

Cayman Islands Tax Considerations

The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As a Cayman Islands exempted company with limited liability, we have applied for and received an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Act (As Revised). On September 8, 2021, we received this undertaking which provides that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

Payments of dividends and capital in respect of our Class A common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A common shares, nor will gains derived from the disposal of our Class A common shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

Material U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold our Class A common shares.

This summary applies only to U.S. Holders (as defined below) that hold our Class A common shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax consequences, the potential application of the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;
•	insurance companies;
•	real estate investment trusts or regulated investment companies;
•	dealers or traders in securities that use a mark-to-market method of tax accounting;
•	persons holding Class A common shares as part of a straddle, wash sale, conversion transaction or other integrated transaction, or persons entering into a constructive sale with respect to such Class A common shares;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	certain U.S. expatriates;
•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
•	entities or arrangements classified as partnerships (or other pass-through entities) for U.S. federal income tax purposes and investors therein;
•	persons that own or are deemed to own ten percent or more of our stock, by vote or value;
•	persons who acquired our Class A common shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding our Class A common shares in connection with a trade or business conducted outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Class A common shares, the U.S. federal income tax treatment of a partner therein will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Class A common shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of the Class A common shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed U.S. Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our Class A common shares and is:

•	an individual that is a citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our Class A common shares in their particular circumstances. Except where noted, this discussion assumes that we are not, and will not become, a passive foreign investment company, or a “PFIC,” as described below.

Taxation of Distributions

As discussed above under “Dividends and Dividend Policy,” we do not expect to make distributions. In the event that we do make distributions, of cash or property, and subject to the discussion below under “—Passive Foreign Investment Company Rules,” distributions paid on our Class A common shares, other than certain pro rata distributions of Class A common shares, will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), and will not be eligible for the “dividends-received deduction” generally available to corporations with respect to certain dividends received from domestic corporations under the Code. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains, so long as our Class A common shares are listed and readily traded on the NYSE or are readily tradable on another established securities market in the United States, and we are not (and not treated with respect to you as) a PFIC (as discussed below under “—Passive Foreign Investment Company Rules”) for the taxable year in which the dividend is paid and the preceding taxable year. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of any dividend will generally be treated as foreign-source dividend income to U.S. Holders and will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

A U.S. Holder generally will be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or to a deduction, if elected, in computing its U.S. federal taxable income, for non-refundable non-U.S. income taxes withheld from dividends. For purposes of the foreign tax credit limitation, dividends paid by us generally will constitute foreign source income in the “passive category income” basket. The rules relating to the foreign tax credit or deduction, if elected, are complex and U.S. Holders should consult their tax advisors concerning their availability in their particular circumstances.

Sale or Other Disposition of our Class A Common Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of our Class A common shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Class A common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Class A common shares disposed of and the amount realized on the sale or other taxable disposition. This gain or loss, if any, will generally be U.S.-source gain or loss for foreign tax credit purposes. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to various limitations. U.S. Holders should consult their own tax advisors concerning the creditability or deductibility of any non-U.S. income tax imposed on the disposition of Class A common shares in their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be a PFIC for any taxable year in which either (1) 75% or more of its gross income consists of “passive income,” or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, “passive income.” For this purpose, subject to certain exceptions, passive income includes interest, dividends, investments gains, rents and gains from transactions in commodities. Cash and cash equivalents are generally treated as passive assets. Goodwill and other intangibles (the value of which may be determined by reference to the excess of the sum of the non-U.S. corporation’s market capitalization and liabilities over the book value of its assets) are generally treated as active assets to the extent associated with activities that generate active income. A non-U.S. corporation will be treated as owning its proportionate share of the assets, earning, and income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

Based on proposed U.S. Treasury regulations, including regulations which are proposed to be effective for taxable years beginning after December 31, 1994 (and on which taxpayers may currently rely pending finalization), we do not believe we were a PFIC for our 2025 taxable year. However, because the proposed U.S. Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear, and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. Moreover, because we hold a substantial amount of cash following our initial public offering, we may be or become a PFIC if we do not deploy significant amounts of cash for active purposes. If we were a PFIC (or treated as a PFIC with respect to a U.S. Holder) for any taxable year during which a U.S. Holder holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding taxable years during which the U.S. Holder holds the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status. If we were a PFIC for any taxable year during which a U.S. Holder holds our Class A common shares (assuming such U.S. Holder has not made a timely election as described below), gain recognized by a U.S. Holder on a sale or other taxable disposition (including certain pledges) of the Class A common shares would be allocated ratably over the U.S. Holder’s holding period for the Class A common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its Class A common shares exceeds 125% of the average of the annual distributions on the Class A common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that excess distribution would be subject to taxation in the same manner as gain, described immediately above. If we are a PFIC in any year, certain elections may be available that would result in alternative tax consequences (such as mark-to-market treatment) of owning and disposing of the Class A common shares. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns Class A common shares during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisors concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and proceeds from the sale or exchange of Class A common shares that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other “exempt recipient” (and establish that status if required to do so) or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding, generally on IRS Form W-9 (or any successor form).

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals or certain specified entities that own “specified foreign financial assets” with an aggregate value in excess of certain threshold amounts may be required to report information relating to the Class A common shares by attaching a complete IRS Form 8938 (or any successor form), which requires U.S. Holders to report “foreign financial assets” (which generally include financial accounts held at a non-U.S. financial institution, interests in non-U.S. entities, as well as stock and other securities issued by a non-U.S. person), to their tax return for each year in which they hold our Class A common shares, subject to certain exceptions (including an exception for our Class A common shares held in accounts maintained by U.S. financial institutions).

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, and local and non-U.S. tax consequences of acquiring, owning and disposing of our Class A common shares, including the consequences of any proposed change in applicable laws.

F.       Dividends and Paying Agents

Not applicable.

G.       Statement by Experts

Not applicable.

H.       Documents on Display

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F within four months from the end of each of our fiscal years, and reports on Form 6-K. You can read our SEC filings over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain copies of these documents upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

I.       Subsidiary Information

Not applicable.

J.       Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We consider risk management an important part of our operations. An independent risk management unit monitors exposures in accordance with our defined risk appetite, policies, and procedures. The team issues daily reports to our executive officers and key personnel, highlighting performance, limit utilization, and any emerging exposures. For more information, see notes 21 and 23 to our audited consolidated financial statements included elsewhere in this annual report.

Credit Risk

Credit risk is the possibility of loss if a borrower, issuer or counterparty fails to meet its contractual obligations. The risk team performs daily stress tests on the credit portfolio to gauge the effect of higher delinquency on earnings and other key indicators.

The table below sets forth the allocation of our funds with customers and issuers of securities as of the dates indicated:

	As of December 31,
	2025		2024		2023
	Amount	Allocation	Amount	Allocation	Amount	Allocation
	(in millions of R$, except percentages)
Personal credit	6,073.6	15.4%	4,664.9	17.50%	3,494.0	19.65%
Payroll loans	25,809.0	65.2%	17,553.1	65.6%	11,180.9	62.9%
Payroll credit cards	2,375.2	6.0%	1,984.0	7.4%	1,209.5	6.8%
Credit card	13.9	0.0%	84.7	0.3%	77.7	0.45%
Others	93.4	0.2%	0.1	0.0%	2.5	0.0%
Federal government securities	3,259.0	8.2%	1,917.9	7.2%	1,812.3	10.2%
Repurchase agreements investments	—	0.0%	6.2	0.0%	7.5	0.0%
Investment securities linked to the provision of collateral	424.0	1.1%	534.0	2.0%	—	—
Government securities—other countries	1,511.3	3.8%	—	—	—	—
Total	39,559.4	100.0%	26,744.9	100.0%	17,784.4	100.0%

Market Risk

Market risk is the potential loss arising from movements in interest rates or other market risks. Market risk is controlled through standardized procedures and corporate policies, and we allocate our own and our subsidiaries’ funds with the goal of minimizing such exposure.

Liquidity Risk

Liquidity risk refers to mismatches between realizable assets and payable liabilities that could impair our ability to meet obligations in any currency or tenor. Liquidity is monitored every day using established indicators, cash-flow projections and stress scenarios.

Operational Risk

Operational risk covers losses stemming from failures in processes, people, systems or from external events—including legal risk related to contractual deficiencies, regulatory sanctions or third-party claims. Operational risks are assessed against internal guidelines and regulatory standards, with monthly reports provided to senior management and targeted reports sent to area managers.

Interest Rate Risk

Interest rate risk is the possibility of a loss arising from the exposure to fluctuations in interest rates, which adversely affect our results of operations by increasing the cost of our liabilities and reducing the spread of our operations, thereby impacting profit or loss. Therefore, the primary effect of variations in the interest rate is the increased cost of our funding, which in turn reduces our financial margin.

The following analysis estimates the potential impact on profit or loss of financial instruments under hypothetical stress scenarios of the main market risk factors affecting each position.

As of December 31, 2025 and 2024, we identified that the principal market risk is linked to changes in fixed and floating-rate indices applicable to our financial assets and liabilities, which serve as the benchmarks for these positions. For the hypothetical stress scenarios, the reasonably possible risk variation considered an increase in 10% and a decrease in 10% in the benchmark interest rate.

The floating-rate indices are primarily tied to the CDI and SELIC index rate, which reflects the average interbank deposit rate in Brazil, and to the IPCA—Brazil’s broad national consumer price index, which measures overall Brazilian inflation and is published monthly by the IBGE. For floating rate instruments, the table below presents the sensitivity of 12 months of interest income/expense, considering no other changes during this period. For fixed rate instruments, the table presents the sensitivity of fair value in the hypothetical scenario. We have not identified any risks related to exchange rates or commodity fluctuations in assets or liabilities.

	For the year ended December 31,
	2025	2024	2023
Inflation (IPCA)(1)	4.3%	4.8%	4.6%
Interest rate (SELIC) (2)	14.9%	12.2%	11.7%

Source:  IBGE and Central Bank of Brazil.

(1)	The IPCA, compiled by the Brazilian Institute of Geography and Statistics (IBGE), is a comprehensive consumer price index. The inflation figure presented reflects the accumulated variation over the preceding 12-month period.
(2)	The SELIC rate, recognized as Brazil’s risk-free benchmark, is established by the Central Bank and serves as the primary instrument for the implementation of national monetary policy.

Sensitivity analysis of changes in interest rates

			Interest Change Scenario
As of December 31, 2025	Rate Risk	Total Portfolio	10%	(10)%
	(in millions of R$)
Financial Assets
Financial assets measured at amortized cost		42,521.3	(352.8)	352.8
Debentures	SELIC	1,739.7	(10.7)	10.7
Debentures	CDI	3,941.5	51.1	(51.1)
Gross Credit Portfolio (1)	Fixed Rate	34,365.1	(378.1)	378.1
Government Securities – Other Countries (ICO)	Fixed Rate	1,511.3	(15.0)	15.0
Government Securities – Other Countries (KDB)	Fixed Rate	289.5	(2.1)	2.1
National Treasury Notes (NTN)	IPCA	94.1	0.4	(0.4)
Investment securities - National Treasury Bills (LTN)	Fixed Rate	256.0	(2.6)	2.6
Financial Treasury Bills (LFT)	SELIC	324.1	4.2	(4.2)
Financial assets measured at fair value through profit or loss		3,102.7	39.7	(39.7)
Financial Instruments - Derivatives	CDI	250.6	23.2	(23.2)
Investment securities - Financial Treasury Bills (LFT)	SELIC	1,722.3	22.3	(22.3)
Investment securities - Financial Bills (LF)	CDI	210.9	2.7	(2.7)
Investment securities - National Treasury Bills (LTN)	Fixed Rate	646.8	(6.6)	6.6

			Interest Change Scenario
As of December 31, 2025	Rate Risk	Total Portfolio	10%	(10)%
	(in millions of R$)
Investment securities - National Treasury Notes (NTN)	Fixed Rate	139.3	(1.1)	1.1
Investments fund quotas(1)	—	132.8	(0.8)	0.8

Financial Liabilities
Other Liabilities		(10,397.3)	161.5	(161.5)
Obligations related to credit assignments (Vert and FIDC)	Fixed Rate	(10,397.3)	161.5	(161.5)
Financial liabilities measured at amortized cost		(31,699.0)	(174.5)	174.5
Demand customer deposits	—	(345.8)	—	—
Funds from acceptances and issuance of securities	CDI	(6,152.9)	(79.9)	79.9
Time customer deposits	CDI	(8,025.8)	(109.6)	109.6
Debt issued and other borrowed funds	CDI	(530.3)	(6.9)	6.9
Time customer deposits	IPCA	(4,368.5)	(18.1)	18.1
Funds from acceptances and issuance of securities	Fixed Rate	(17.6)	0.2	(0.2)
Time customer deposits	Fixed Rate	(8,110.6)	87.9	(87.9)
Loans and borrowing	CDI	(667.1)	(8.7)	8.7
Debt issued and other borrowed funds	Fixed Rate	(229.0)	2.8	(2.8)
Repurchase agreements	CDI	(3,251.4)	(42.2)	42.2

(1)	Based on the gross credit portfolio balance, excluding allowance for loan losses, purchase premium, and hedging effects.

			Interest Change Scenario
As of December 31, 2024	Rate Risk	Total portfolio	10%	(10)%
	(in millions of R$)
Financial Assets
Financial assets measured at amortized cost		27,583.4	(270.8)	270.8
Financial Treasury Bills (LFT)	SELIC	104.1	1.1	(1.1)
Debentures	CDI	1,392.7	10.0	(10.0)
National Treasury Notes (NTN)	IPCA	90.9	0.4	(0.4)
Gross Credit Portfolio (1)	Fixed Rate	24,286.7	(265.4)	265.4
National Treasury Bills (LTN)	Fixed Rate	1,175.0	(12.7)	12.7
Government Securities – Other Countries (KDB)	Fixed Rate	534.0	(4.2)	4.2
Financial assets measured at fair value through other comprehensive income		14.4	0.2	(0.2)
Securities - Financial Treasury Bills (LFT)	SELIC	14.4	0.2	(0.2)
Financial assets measured at fair value through profit or loss		1,105.1	46.4	(46.4)
Derivatives	CDI	408.0	39.3	(39.3)
Investment securities - Financial Treasury Bills (LFT)	Selic	555.6	6.0	(6.0)
Investment securities - Financial Bills (LF)	CDI	1.1	0.1	(0.1)
Investments fund quotas	—	140.4	1.0	(1.0)

Financial Liabilities
Obligations related to credit assignments		(4,459.6)	79.5	(79.5)
Obligations related to credit assignments (Vert and FIDC)	Fixed Rate	(4,459.6)	79.5	(79.5)
Financial liabilities measured at amortized cost		(20,841.6)	(59.4)	59.4
Demand customer deposits	—	(320.2)	—	—
Exchange Acceptance Resources	CDI	(3,227.1)	(35.0)	35.0
Time customer deposits	CDI	(5,444.1)	(62.7)	62.7
Loans and borrowing	CDI	(480.1)	(5.2)	5.2
Debt issued and other borrowed funds	CDI	(269.2)	(2.9)	2.9
Time customer deposits	IPCA	(4,486.9)	(20.7)	20.7
Exchange Acceptance Resources	Fixed Rate	(28.9)	0.3	(0.3)
Time customer deposits	Fixed Rate	(6,325.8)	63.9	(63.9)
Debt issued and other borrowed funds	Fixed Rate	(253.1)	2.8	(2.8)
Repurchase agreements	Fixed Rate	(6.2)	0.1	(0.1)

(1)	Based on the gross credit portfolio balance, excluding allowance for loan losses, purchase premium, and hedging effects.

			Interest Change Scenario
As of December 31, 2023	Rate Risk	Total portfolio	10%	(10)%
	(in millions of R$)
Financial Assets
Financial assets measured at amortized cost		17,119.4	(160.0)	160.0
Financial Treasury Bills (LFT)	SELIC	93.8	1.0	(1.0)
Debentures	CDI	723.6	4.7	(4.7)
National Treasury Notes (NTN)	IPCA	337.5	1.5	(1.5)
Gross Credit Portfolio (1)	Fixed Rate	15,964.5	(167.2)	167.2
Financial assets measured at fair value through other comprehensive income		39.8	0.4	(0.4)
Securities - Financial Treasury Bills (LFT)	SELIC	39.8	0.4	(0.4)
Financial assets measured at fair value through profit or loss		1,414.9	33.6	(33.6)
Derivatives	CDI	13.3	33.4	(33.4)
Investment securities - Financial Treasury Bills (LFT)	Selic	631.5	6.5	(6.5)

			Interest Change Scenario
As of December 31, 2023	Rate Risk	Total portfolio	10%	(10)%
	(in millions of R$)
Investment securities - Financial Bills (LF)	CDI	26.3	0.3	(0.3)
Investment securities - National Treasury Bills (LTN)	Fixed Rate	733.8	(6.7)	6.7
Investments fund quotas	—	10.0	0.1	(0.1)

Financial Liabilities
Obligations related to credit assignments		(2,375.8)	45.8	(45.8)
Obligations related to credit assignments (Vert and FIDC)	Fixed Rate	(2,375.8)	45.8	(45.8)
Financial liabilities measured at amortized cost		(14,461.3)	(16.8)	16.8
Demand customer deposits	—	(206.7)	—	—
Exchange Acceptance Resources	CDI	(888.6)	(9.3)	9.3
Time customer deposits	CDI	(3,556.4)	(45.9)	45.9
Debt issued and other borrowed funds	CDI	(219.9)	(1.5)	1.5
Time customer deposits	IPCA	(4,065.7)	(15.7)	15.7
Exchange Acceptance Resources	Fixed Rate	(25.1)	0.2	(0.2)
Time customer deposits	Fixed Rate	(5,347.4)	52.9	(52.9)
Debt issued and other borrowed funds	Fixed Rate	(144.0)	2.4	(2.4)
Repurchase agreements	Fixed Rate	(7.5)	0.1	(0.1)

(1)	Based on the gross credit portfolio balance, excluding allowance for loan losses, purchase premium, and hedging effects.

Financial Liabilities at Amortized Cost

The balances of time deposits and interbank deposits are primarily composed of certificates of bank deposit (Certificado de Depósito Bancário), time deposits with special guarantee from the FGC (Depósito a Prazo com Garantia Especial) and interbank deposit certificates (Certificado de Depósito Interbancário), indexed to both fixed and floating interest rates.

The funds from mortgage, real estate and credit, which are indexed to fixed and floating interest rates, are presented within the “Investment securities” line item in the tables appearing further below in this section.

Funds from acceptances and issuance of securities comprise letters of credit (Letras Financeiras), subordinated letters of credit (Financeiras Subordinadas) and public letters of credit (Letras Financeiras Públicas Letras) issued by Banco Agibank are funding instruments and do not represent standby or documentary letters of credit as used in international banking practice. Upon issuance, Banco Agibank receives cash from investors and becomes contractually obligated to repay principal and interest at maturity. Accordingly, Banco Agibank recognizes a financial liability for the amount of proceeds received, which is subsequently measured at amortized cost using the effective interest method, in accordance with IFRS 9 – Financial Instruments. No fees or revenue are generated from the issuance of these instruments. The only income or expense associated with these liabilities corresponds to the interest expense recognized through the effective interest rate method. Our accounting policy for interest income and interest expense is disclosed in note 3.1(b) to our audited consolidated financial statements included elsewhere in this annual report.

The funds from mortgage, real estate, credit, and similar instruments refer to the letters of credit (Letras Financeiras and Letras Financeiras Públicas), indexed to fixed and floating interest rates. Fixed interest rates range from 6.71% to 16.50% per year, and floating interest rates range from (i) 99.6% to 136% of the CDI rate, (ii) the IPCA index plus 1.96% to 9.35% per year, and (iii) the CDI rate plus 0.05% to 2.95% per year. The debt instruments eligible for capital are subordinated letters of credit (Letras Financeiras Subordinadas) with a return equivalent to the CDI rate plus 2.85% to 4% and fixed rates ranging from 10.50% to 17.57% per year.

The following table provides a breakdown of our financial liabilities at amortized cost by type as of the dates indicated.

	As of December 31,
	2025	2024
	(in millions of R$)
Demand customer deposits	345.8	320.2
Time customer deposits	20,504.9	16,256.7
Loans and borrowing	667.1	480.1
Funds from acceptance and issuance of securities(1)	6,170.5	3,256.0
Debt issued and other borrowed funds	759.3	522.3
Investment securities	—	6.2
Debentures (from repurchase agreements)	3,251.4	—
Total	31,699.0	20,841.5

(1)	Refers to obligations arising from the issuance of letters of credit (letras financeiras), which are long-term fixed-income securities widely used for funding by Brazilian financial institutions.

The following tables provide a breakdown of the maturity of our financial liabilities at amortized cost by type as of the dates indicated.

	As of December 31, 2025
	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
	(in millions of R$)
Demand customer deposits	345.8	—	—	—	345.8
Time customer deposits	8,923.1	10,556.1	1,025.6	—	20,504.9
Loans and borrowing	211.9	227.9	227.3	—	667.1
Funds from acceptance and issuance of securities	1,879.4	3,955.0	336.2	—	6,170.5
Debt issued and other borrowed funds	35.2	28.7	591.1	104.4	759.3
Debentures (from repurchase agreements)	—	832.4	2,419.1	—	3,251.4
Total	11,395,4	15,600.1	4,599.3	104.4	31,699.0

	As of December 31, 2024
	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
	(in millions of R$)
Demand customer deposits	320.2	—	—	—	320.2
Time customer deposits	6,274.8	9,590.2	391.7	—	16,256.7
Loans and borrowing	243.2	—	237.0	—	480.1
Funds from acceptance and issuance of securities	720.8	2,425.8	109.4	—	3,256.0
Debt issued and other borrowed funds	55.6	56.0	307.3	103.4	522.3
Investment securities	6.2	—	—	—	6.2
Total	7,620.8	12,072.0	1,045.4	103.4	20,841.5

The following tables provide a breakdown of the maturity of our financial liabilities measured at amortized cost by fixed or adjusting interest rates.

	As of December 31, 2025
	Fixed Rate		Variable or Adjustable Rate		Total
	Balance	%	Balance	%
	(in millions of R$, except percentages)
Demand customer deposits	345.8	4.0%	—	—	345.8

	As of December 31, 2025
	Fixed Rate		Variable or Adjustable Rate		Total
	Balance	%	Balance	%
	(in millions of R$, except percentages)
Time customer deposits	8,110.6	93.2%	12,394.3	53.9%	20,504.9
Loans and borrowing	—	—	667.1	2.9%	667.1
Funds from acceptance and issuance of securities	17.6	0.2%	6,152.9	26.8%	6,170.5
Debt issued and other borrowed funds	229.0	2.6%	530.3	2.3%	759.3
Investment securities and debentures (from Repurchase Agreements)	—	—	3,251.4	14.1%	3,251.4
Total	8,703.0	100.0%	22,996.0	100.0%	31,699.0

	As of December 31, 2024
	Fixed Rate		Variable or Adjustable Rate		Total
	Balance	%	Balance	%
	(in millions of R$, except percentages)
Demand customer deposits	320.2	4.6%	—	—	320.2
Time customer deposits	6,309.5	91.2%	9,947.3	71.45%	16,256.7
Loans and borrowing	—	—	480.1	3.45%	480.1
Funds from acceptance and issuance of securities	28.9	0.4%	3,227.1	23.2%	3,256.0
Debt issued and other borrowed funds	253.1	3.7%	269.2	1.9%	522.3
Investment securities	6.2	0.1%	—	—	6.2
Total	6,917.9	100.0%	13,923.7	100.0%	20,841.5

	As of December 31, 2023
	Fixed Rate		Variable or Adjustable Rate		Total
	Balance	%	Balance	%
	(in millions of R$, except percentages)
Demand customer deposits	206.7	3.6%	–	—	206.7
Time customer deposits	5,280.1	92.0%	7,689.4	88.2%	12,969.5
Funds from acceptance and issuance of securities	24.8	0.4%	888.9	10.2%	913.7
Debt issued and other borrowed funds	220.1	3.9%	143.8	1.6%	363.9
Investment securities	7.5	0.1%	–	—	7.5
Total	5,739.2	100.0%	8,722.1	100.0%	14,461.3

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.       Debt Securities

Not applicable.

B.       Warrants and Rights

Not applicable.

C.       Other Securities

Not applicable.

D.       American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.       Defaults

No matters to report.

B.       Arrears and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.       Material modifications to instruments

No matters to report.

B.       Material modifications to rights

No matters to report.

C.       Withdrawal or substitution of assets

No matters to report.

D.       Change in trustees or paying agents

No matters to report.

E.       Use of proceeds

No matters to report.

ITEM 15. CONTROLS AND PROCEDURES

A.       Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

B.       Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.       Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D.       Changes in Internal Control Over Financial Reporting

There were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Humberto Goes Linaris is an audit committee financial expert, as that term is defined by the SEC, and is independent for the purposes of SEC and NYSE rules.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to all of our employees, officers and directors and posted the full text of our code of ethics on the investor relations section of our website, https://investors.agiinc.com. We intend to disclose future amendments to our code of ethics, or any waivers of such code, on our website or in public filings. The information on our website is not incorporated by reference into this Annual Report on Form 20-F, and you should not consider information contained on our website to be a part of this Annual Report on Form 20-F.

A copy of our code of ethics is filed as Exhibit 11.1 to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Auditores Independentes S/S Ltda., our principal accountants, for the periods indicated. Our independent registered public accounting firm was Ernst & Young Auditores Independentes S/S Ltda. for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
	2025	2024
	(in R$ millions)
Audit fees	5.9	2.4
Audit-Related Fees	—	—
Tax fees	—	—
Total fees	5.9	2.4

Audit Fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our financial statements, interim reviews and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, consents and review of documents filed with the SEC.

Audit-Related Fees

There were no audit-related fees in 2025 or 2024.

Tax Fees

There were no tax fees in 2025 or 2024.

All Other Fees

There were no other fees in 2025 or 2024.

Audit Committee Pre-Approval Policies and Procedures

In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, in connection with the establishment of our audit committee, we introduced a procedure for the review and pre-approval of any services performed by Ernst & Young Auditores Independentes S/S Ltda., including audit services, audit-related services, tax services and other services. The procedure requires that all proposed engagements of Ernst & Young Auditores Independentes S/S Ltda. for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See “Item 16G. Corporate Governance—Foreign Private Issuer Status.”

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

For the year ended December 31, 2025, there were no Class A common shares repurchased by us.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain NYSE corporate governance rules, subject to certain requirements. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Status” and “Item 10. Additional Information—B. Memorandum and articles of association—Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a Securities Trading Policy that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Securities Trading Policy is included as an exhibit to this annual report. Since its effective date, we have not waived compliance with our statement of trading policies

ITEM 16K. CYBERSECURITY

Cybersecurity risk management is an integral component of our enterprise-wide risk management framework and is embedded across our technology-driven operations, including both customer-facing platforms and internal systems. Our cybersecurity program is designed to align with recognized industry practices and focuses on protecting customer data, safeguarding financial transactions and ensuring the resilience of our digital infrastructure.

We have implemented a multi-layered security architecture that includes endpoint and network protection through advanced firewalls, intrusion prevention systems and encrypted virtual private networks. Our cloud and infrastructure environments are supported by leading third-party providers, including Amazon Web Services, Microsoft Azure and IBM Security, which provide cloud-native security capabilities and support the protection of our systems and data. We utilize Security Information and Event Management (SIEM) tools to enable real-time monitoring, threat intelligence and vulnerability management, and Security Orchestration, Automation and Response (SOAR) capabilities to integrate threat detection with incident response processes and automate workflows, enhancing the speed and effectiveness of our response to potential security events. In addition, our identity and access management (IAM) framework is designed to ensure secure authentication and mitigate fraud risks across our digital platforms.

Our board of directors has overall oversight responsibility for risk management, including cybersecurity risk, and receives periodic updates on cybersecurity matters. Day-to-day responsibility for cybersecurity is managed by specialized teams within our technology and risk functions, which are responsible for monitoring threats, managing incidents and maintaining our security controls. These teams also coordinate with third-party service providers and assess the effectiveness of our cybersecurity measures, including through the review of reports and security certifications provided by such third parties.

We maintain programs designed to promote cybersecurity awareness among our employees, including periodic training on information security, data protection and the identification and mitigation of cybersecurity risks. We also implement access controls and authentication protocols across our systems to reduce the risk of unauthorized access.

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, cybersecurity threats continue to evolve in sophistication and frequency, and we cannot eliminate all risks associated with such threats or guarantee that we have not experienced undetected incidents. For additional information regarding cybersecurity risks, see “Item 3. Key Information—Risk Factors—We and our customers have been and could in the future be the target of attempted cyberattacks and other internet-based scams, which may materially and adversely affect our business and day-to-day operations.”

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Agibank adopted on and effective as of February 10, 2026.
2.1*	Description of Securities registered under Section 12 of the Exchange Act.
4.1	Form of indemnification agreement between the registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form F-1 filed with the SEC on January 29, 2026, File No. 333-292720).
4.2	English translation of Administrative Contract No. 39/2024, dated December 20, 2024, between the Brazilian National Institute of Social Security (Instituto Nacional do Seguro Social), Banco Agibank S.A. and various Brazilian banking entities (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed with the SEC on January 29, 2026, File No. 333-292720).
4.3	English translation of Technical Cooperation Agreement No. 106/2025, dated April 15, 2025, between the Brazilian National Institute of Social Security (Instituto Nacional do Seguro Social) and Banco Agibank S.A. (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on January 29, 2026, File No. 333-292720).
4.4	English translation of Technology Services Agreement No. 41/2021, dated September 8, 2021, between the Brazilian Social Security Technology Company (Empresa de Tecnologia e Informações da Previdência – DATAPREV) and Agi Financeira S.A. – Crédito Financiamento e Investimentos (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed with the SEC on January 29, 2026, File No. 333-292720).
4.5	English translation of Technical Cooperation Agreement No. 103/2020, dated October 8, 2020, between the Brazilian National Institute of Social Security (Instituto Nacional do Seguro Social) and Agi Financeira S.A. – Crédito, Financiamento e Investimento (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed with the SEC on January 29, 2026, File No. 333-292720).
4.6	English translation of Technical Cooperation Agreement No. 221/2025, dated November 19, 2025, between the Brazilian National Institute of Social Security (Instituto Nacional do Seguro Social) and Agi Financeira S.A. – Crédito, Financiamento e Investimento (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form F-1 filed with the SEC on January 29, 2026, File No. 333-292720).
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the Registration Statement on Form F-1 filed with the SEC on January 29, 2026, File No. 333-292720).
11.1	English translation of the Code of Ethics of Agibank (incorporated herein by reference to Exhibit 14.1 to the Registration Statement on Form F-1 filed with the SEC on January 29, 2026, File No. 333-292720).
11.2*	Insider Trading Policy
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
23.1*	Consent of Ernst & Young Auditores Independentes S/S Ltda.
23.2*	Consent of Euromonitor International Limited.
97.1*	Compensation recoupment policy, dated February 10, 2026.

101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

AGI INC
By:	/s/ Marciano Testa
Name: Marciano Testa
Title: Chief Executive Officer

By:	/s/ Marcello Winik Dubeux
Name: Marcello Winik Dubeux
Title: Chief Financial Officer

Date: April 30, 2026

Index to Financial Statements

Page

Page
Audited Consolidated Financial Statements of Agi Financial Holding S.A. as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm (PCAOB 1448)	F-2
Consolidated Statement of Financial Position	F-4
Consolidated Statement of Income	F-5
Consolidated Statement of Comprehensive Income	F-6
Consolidated Statement of Changes in Equity	F-7
Consolidated Statement of Cash Flows	F-10
Notes to the Consolidated Financial Statements	F-11

Consolidated Financial Statements

Agi Financial Holding S.A.

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 with Report of Independent Registered Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Agi Financial Holding S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Agi Financial Holding S.A. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Impairment for loan portfolio

Description of the matter

At December 31, 2025, the Company’s allowance for expected credit losses (ECL) was R$2,417,890 thousand, as more fully described in note 6.4 to the consolidated financial statements. The measurement of the allowance for expected credit losses requires significant assumptions and the use of ECL models. The ECL model utilizes the probability of default (PD) as a key assumption.

Auditing the allowance for expected credit losses was complex and required the application of significant auditor effort in evaluating management’s calculation due to the inherent complexity related to the PD assumption. The allowance for ECL is a significant estimate for which variations in model methodology, assumptions and judgments can have a material effect on the measurement of the allowance for expected credit losses.

How we addressed the matter in our audit

To test the allowance for expected credit losses, our audit procedures included, among others, involving our professionals with specialized skills and knowledge in credit risk to assess whether the methodology and assumptions used to estimate ECL were consistent with the requirements of IFRS Accounting Standards. We also obtained an understanding of the PD used for calculating expected loss; performed an independent recalculation of the allowance for ECL to test the mathematical accuracy of management’s models; and tested the completeness and accuracy of data inputs used in the calculation of the allowance for ECL. We also assessed the adequacy of the related disclosures included in the consolidated financial statements.

/s/ Ernst & Young Auditores Independentes S/S Ltda.

We have served as the Company’s auditor since 2016.

Brasília, Brazil

April 30, 2026

AGI FINANCIAL HOLDING S.A. Consolidated Financial Statements As of December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated Statement of Financial Position

		As of December 31,
Assets	Note	2025	2024
Cash and balances with banks	5	327,293	230,420
Financial assets		44,360,860	27,016,467
At fair value through profit or loss	6.1	3,102,639	1,105,089
At fair value through other comprehensive income	6.2	-	14,394
At amortized cost	6.3	41,258,221	25,896,984
Securities		2,474,971	1,904,014
Debentures		5,681,078	1,392,720
Compulsory deposits with the Brazilian Central Bank		660,772	-
Loans to customers		34,855,041	24,223,629
(-) Allowance for expected credit loss	6.4	(2,413,641)	(1,623,379)
Deferred tax assets	7	1,447,319	831,698
Property and equipment	8	92,413	57,951
Intangible assets	9	182,205	199,156
Right-of-use assets	10	211,697	223,285
Other assets	11	1,138,798	955,984

Total assets		47,760,585	29,514,961

Liabilities
Financial liabilities at amortized cost	6.5	31,699,085	20,841,533
Deposits		20,850,682	16,576,942
Funds from acceptances and issuance of securities		6,170,529	3,255,985
Debt issued and other borrowed funds		759,339	522,282
Loans and borrowing		667,089	480,103
Investment securities		-	6,221
Debentures (from Repurchase Agreements)		3,251,446	-
Derivatives		115,077	8,388
Provision for contingencies	12	310,343	301,923
Other liabilities	13	1,330,721	965,312
Obligations related to credits assignments	14	10,397,345	4,459,629
Lease liabilities	10	248,280	254,602
Deferred tax liabilities	7	382,874	206,860

Total liabilities		44,483,725	27,038,247

Equity
Net investment of the parent companies		-	-
Share capital		2,622,082	1,673,000
Treasury shares		(1,297)	(1,157)
Reserves		544,194	587,670
Retained earnings		115,160	52,726
Other comprehensive income		(3,279)	49,852
Attributable to equity holders of the parent		3,276,860	2,362,091
Non-controlling interests		-	114,623

Total equity	15	3,276,860	2,476,714

Total liabilities and equity		47,760,585	29,514,961

AGI FINANCIAL HOLDING S.A. Consolidated Financial Statements For the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated Statement of Income

	Note	2025	2024	2023
Interest income using the effective interest method	16	9,522,486	6,665,322	4,709,123
Interest expense using the effective interest method	16	(5,076,172)	(2,770,853)	(1,885,435)
Net interest income		4,446,314	3,894,469	2,823,688
Gain on financial assets at fair value through profit or loss		303,219	92,112	81,249
Commissions, banking fees and other revenues from services	17.a	868,535	526,927	197,272
Operating income		5,618,068	4,513,508	3,102,209
(-) Expected credit losses	6.4	(1,700,492)	(1,133,711)	(788,054)
Personnel expenses	17.c	(524,674)	(448,865)	(438,749)
Selling, general and administrative expenses	17.b	(1,310,764)	(1,225,837)	(875,692)
Tax expenses	17.d	(503,804)	(429,969)	(276,047)
Depreciation and amortization		(201,868)	(164,842)	(134,858)
Operating expenses		(4,241,602)	(3,403,224)	(2,513,400)
Net operating income		1,376,466	1,110,284	588,809
Loss on derecognition of financial assets		-	(11,723)	-
Other income (expenses), net	18	(39,645)	(57,550)	(7,174)
Income before income tax and social contribution		1,336,821	1,041,011	581,635
Current income tax and social contribution	7	(700,567)	(433,638)	(221,525)
Deferred income tax and social contribution	7	410,359	186,983	65,948
Net income for the year		1,046,613	794,356	426,058
Attributable to the owners of the parent / Net investment of the parent companies		1,037,833	791,014	421,991
Attributable to non-controlling interests		8,780	3,342	4,067

Basic and diluted earnings per share – R$
Common	15	1.23	1.00	0.53
Preferred	15	1.59	1.00	0.53

AGI FINANCIAL HOLDING S.A. Consolidated Financial Statements For the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated Statement of Comprehensive Income

	For the Year Ended December 31,
	2025	2024	2023
Net income for the year	1,046,613	794,356	426,058
Items that may be reclassified to profit or loss
Change in fair value of debt instruments at FVOCI	-	(11)	11
(-) Tax effect	-	5	(5)
Subtotal	-	(6)	6
Fair value changes in cash flow hedges	(96,602)	135,050	(47,057)
(-) Tax effect	43,471	(60,773)	21,176
Subtotal	(53,131)	74,277	(25,881)
Other comprehensive income for the year, net of tax	(53,131)	74,271	(25,875)
Total comprehensive income	993,482	868,627	400,183

Comprehensive income attributable to the equity owners of the parent / Net investment of the parent companies	984,702	862,091	396,116
Comprehensive income attributable to non-controlling interests	8,780	6,536	4,067

AGI FINANCIAL HOLDING S.A. Consolidated Financial Statements For the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated Statement of Changes in Equity

		Net investment of the parent	Share capital	Treasury shares	Reserves	Retained earnings	Other Comprehensive income	Total	Non - Controlling Interests	Total equity/ net investment
December 31, 2022		962,926	-	-	-	-	-	962,926	11,676	974,602
Net income for the year		421,991	-	-	-	-	-	421,991	4,067	426,058
Reserves - tax breaks		8,450	-	-	-	-	-	8,450	-	8,450
Net change in fair value of equity instruments at FVOCI		6	-	-	-	-	-	6	-	6
Cash flow hedge, net		(25,881)	-	-	-	-	-	(25,881)	-	(25,881)
Capital increase		20,257	-	-	-	-	-	20,257	-	20,257
Treasury Shares acquisition		(39)	-	-	-	-	-	(39)	-	(39)
Acquisition of non controlling interest		-	-	-	-	-	-	-	(18,590)	(18,590)
Dividends	14.a	(79,674)	-	-	-	-	-	(79,674)	-	(79,674)
December 31, 2023		1,308,036	-	-	-	-	-	1,308,036	(2,847)	1,305,189

AGI FINANCIAL HOLDING S.A. Consolidated Financial Statements For the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

		Net investment of the parent	Share capital	Treasury shares	Reserves	Retained earnings	Other Comprehensive income	Total	Non - Controlling Interests	Total equity/ net investment
December 31, 2023		1,308,036	-	-	-	-	-	1,308,036	(2,847)	1,305,189
Net income for the period		545,760	-	-	-	-	-	545,760	1,194	546,954
Cash flow hedge, net		32,448	-	-	-	-	-	32,448	-	32,448
Capital increase		102,715	-	-	-	-	-	102,715	-	102,715
Dividends	15.a	(9,950)	-	-	-	-	-	(9,950)	-	(9,950)

Pre reorganization		1,979,009	-	-	-	-	-	1,979,009	(1,653)	1,977,356

Change in parent company's net investment		(1,979,009)	1,054,971	(36)	534,229	382,589	8,029	773	(396)	377
Net income for the period		-	-	-	-	245,254	-	245,254	2,148	247,402
Usufruct dividends	15.c	-	-	-	-	(179,794)	-	(179,794)		(179,794)
Reserves		-	618,029	(1,121)	(618,029)	-	-	(1,121)	-	(1,121)
Allocation to profit reserves		-	-	-	680,397	(680,397)	-	-	-	-
Sale of non-controlling interest		-	-	-	-	285,074	-	285,074	114,926	400,000
Net change in fair value of equity instruments at FVOCI		-	-	-	-	-	(6)	(6)	-	(6)
Cash flow hedge, net		-	-	-	-	-	41,829	41,829	-	41,829
Transaction costs on sale of NCI, net		-	-	-	(8,927)	-	-	(8,927)	(402)	(9,329)

December 31, 2024		-	1,673,000	(1,157)	587,670	52,726	49,852	2,362,091	114,623	2,476,714

AGI FINANCIAL HOLDING S.A. Consolidated Financial Statements For the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated Statement of Changes in Equity

		Net investment of the parent	Share capital	Treasury shares	Reserves	Retained earnings	Other Comprehensive income	Total	Non - Controlling Interests	Total equity
December 31, 2024		-	1,673,000	(1,157)	587,670	52,726	49,852	2,362,091	114,623	2,476,714
Net income for the year		-	-	-	-	1,037,833	-	1,037,833	8,780	1,046,613
Cash flow hedge, net		-	-	-	-	-	(53,131)	(53,131)	-	(53,131)
Capital increase	15.b	-	929,082	-	(423,133)	(453,968)	-	51,981	-	51,981
Usufruct dividends	15.c	-	-	-	-	(237,571)	-	(237,571)	-	(237,571)
Treasury shares		-	-	1,157	(343)	-	-	814	-	814
Share issuance costs		-	-	(1,297)	-	-	-	(1,297)	-	(1,297)
Acquisition of non-controlling interest (NCI)		-	-	-	-	(8,819)	-	(8,819)	1,556	(7,263)
Change in non-controlling interest		-	20,000	-	380,000	(275,041)	-	124,959	(124,959)	-

December 31, 2025		-	2,622,082	(1,297)	544,194	115,160	(3,279)	3,276,859	-	3,276,860

AGI FINANCIAL HOLDING S.A. Consolidated Financial Statements For the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated Statement of Cash Flows

	For the Year Ended December 31,
	2025	2024	2023
Net income for the year	1,046,613	794,356	426,058
Expected credit losses	(1,700,492)	(1,133,711)	(788,054)
Depreciation and amortization	201,868	164,842	134,858
Provision for contingencies	192,360	233,697	138,448
Income tax expenses	290,208	246,655	155,577
Interest expense on leases	32,313	33,388	22,278
Loss on disposal of property and equipment and intangible assets	2,058	1,885	3,648
Interest expense on loans and borrowings	67,481	44,385	-

Net changes in operating assets and liabilities
(Increase) / decrease in financial assets measured at FVTOCI	14,394	25,450	13,155
(Increase) / decrease in financial assets measured at FVTPL	(2,154,962)	704,457	(963,392)
(Increase) / decrease in financial assets measured at amortized cost	(14,309,750)	(7,756,931)	(4,849,968)
(Increase) / decrease in other assets	(388,077)	(431,407)	(152,217)
Increase in customer demand deposits	25,593	113,549	3,931
Increase) / decrease in other liabilities	82,474	158,344	49,504
Increase in debt issued and other borrowed	3,488,502	539,421	60,186
(Increase) / decrease in obligations related to credit assignments	5,937,722	2,083,847	512,651
Decrease in provisions for contingencies	(183,940)	(164,013)	(70,460)
Increase in customer time deposits	4,248,148	3,287,211	4,886,457
(Increase) / decrease in interbank market funds	2,914,543	2,342,292	552,834
(Increase) / decrease in derivative instruments	264,102	(410,795)	24,303

Income tax and social contribution paid	(480,781)	(389,883)	(193,114)

Net cash flows from (used in) operating activities	(409,623)	487,039	(33,317)

Investment activities
Purchase of property and equipment	(52,509)	(26,910)	(9,167)
Purchase of intangible assets	(109,877)	(80,889)	(71,177)
Proceeds from Consórcio divestiture	-	-	2,349
Net cash used in investing activities	(162,386)	(107,799)	(77,995)

Financing Activities
Sale of non-controlling interest	-	400,000	-
Increase in borrowings	353,904	437,780	-
Payment of borrowings	(247,929)	(5)	(2)
Payment of principal portion of lease liabilities	(86,097)	(75,870)	(69,752)
Payment of usufruct dividends	-	(179,794)	-
Transaction cost on sale of non-controlling interest	-	(9,329)	-
Net cash flows from (used in) financing activities	19,878	572,782	(69,754)

Increase (decrease) in cash and cash equivalents	(552,131)	952,022	(181,066)

Cash and cash equivalents at beginning of period	1,405,410	453,388	634,454
Cash and cash equivalents at end of period	853,279	1,405,410	453,388
Increase (decrease) in cash and cash equivalents	(552,131)	952,022	(181,066)

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Notes to the Consolidated Financial Statements

1.	General Information

Agi Financial Holding S.A. (the “Company”) is a privately held financial holding company, headquartered at Rua Sérgio Fernandes Borges Soares, No. 1,000, Building E-1, Industrial District, in the city of Campinas, State of São Paulo, Brazil. The Company was incorporated on January 20, 2020, and is ultimately controlled by Mr. Marciano Testa.

The Agibank Group (“Group”) comprises the consolidation of the Company and its subsidiaries following the corporate reorganization of September 30, 2024 (see Note 2 below), and the combination of the Company and Nuova Holding S.A., with their respective subsidiaries. Following the merger of Nuova Holding S.A. into Banco Agibank S.A. in 2024, Nuova Holding S.A. and its subsidiaries became part of the consolidated group of Agi Financial Holding S.A. (see Note 15 – Equity).

The Group aims to provide a broad financial services platform, including personal credit, payroll loans, credit card and payroll credit card operations, as well as demand and time deposits, investments, insurance, among others.

These combined and consolidated financial statements have been prepared to provide shareholders, management, financial institutions, and potential investors with information regarding the financial position and performance of the entities under common control as of and for the years ended December 31, 2025 and 2024.

The issuance of these financial statements was authorized by the Board of Directors on April 30 , 2026.

(a)	Banco Agibank S.A. (“Bank”):

The Company’s directly held subsidiary, Banco Agibank S.A. ("Agibank" or the "Bank") was established following the transfer of control of Banco Gerador S.A. from its former shareholders to its then-parent company, Agipar Holding S.A., under a purchase and sale agreement and other covenants signed on May 2, 2016. The transaction was approved by the Central Bank of Brazil (BACEN), along with the Bank’s business continuity plan, on July 26, 2016.

On August 16, 2016, Banco Gerador S.A. was renamed Banco Agiplan S.A. Subsequently, on January 10, 2018, the name was changed to Banco Agibank S.A., with BACEN’s approval granted on January 24, 2018.

Agibank operates as a commercial bank, offering personal credit, payroll loans, credit cards, and payroll credit cards, as well as raising demand and time deposits. Since April 5, 2021, the Bank’s headquarters have been located at Rua Sérgio Fernandes Borges Soares, No. 1,000, Building 12 E-1, Industrial District, Campinas, São Paulo.

(b)	Nuova Holding S.A. and subsidiaries (“Nuova”):

Nuova was a privately held, non-financial holding company headquartered at Rua Sérgio Fernandes Borges Soares, No. 1,000, Building E-1, Industrial District, in the city of Campinas, State of São Paulo, Brazil. It was incorporated on February 26, 2018, and was directly controlled by Mr. Marciano Testa.

On September 30, 2024, Nuova was merged into Agibank Corretora de Seguros Sociedade Simples Ltda., a subsidiary of the Company which subsequently assumed control of Nuova and its subsidiaries. As a result, these entities became indirect subsidiaries of the Company.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Nuova and its subsidiaries are primarily engaged in banking correspondent services, collections, shared administrative services, marketplace operations, advertising, and other related activities.

2.	Basis of preparation

The consolidated financial statements were prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board ("IASB"), and the interpretations of the IFRS Interpretations Committee ("IFRIC").

The preparation of the financial statements, in accordance with IFRS Accounting Standards, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, costs and expenses. Current results could differ from the estimates. The use of judgments or estimates relevant to the financial statements are presented in each note below.

The main accounting policies and criteria adopted in the preparation of the consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 are consistent throughout the periods presented.

Corporate reorganization

On September 30, 2024, Nuova was merged with and into Agibank Corretora de Seguros Sociedade Simples Ltda., a subsidiary of the Company, which subsequently assumed control of Nuova and its subsidiaries—such merger, the Nuova Merger. As a result, these entities became indirect subsidiaries of the Company.

Since the entities within the Group were under common control both prior to and after the Nuova Merger, the corporate reorganization does not qualify as a business combination under IFRS 3 Business Combinations. Under IFRS Accounting Standards there is no specific guidance applicable to business combinations of entities under common control, as IFRS 3 excludes business combinations between such entities from its scope. Due to the lack of specific guidance the Group established an accounting policy as required by IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors.

As a result, the Group accounted for the corporate reorganization using the predecessor method of accounting by measuring the assets and liabilities of Nuova at their previous carrying amounts, as the entities within the Group are controlled by the same shareholders.

Accordingly, our combined and consolidated financial statements include (i) the consolidated operations of the Company and its subsidiaries as of December 31, 2024 and for the three-month period from October 1, 2024 to December 31, 2024 , and (ii) the combined operations of the Company and Nuova and their respective subsidiaries as of December 31, 2024.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

(a)	Entities included in the combined and consolidated financial statements and consolidation/combination criteria.

These combined and consolidated financial statements include the following companies, headquartered in Brazil:

Subsidiaries	2025	2024	2023
Banco Agibank S.A.	100.00%	95.70%	100.00%
Agi Financeira S.A. – Sociedade De Crédito, Financiamento E Investimento	100.00%	100.00%	100.00%
Agibank Corretora de Seguros Sociedade Simples Ltda.	100.00%	99.00%	99.00%
Telecontato Call Center e Telemarketing Ltda.	100.00%	99.40%	99.40%
Hypeflame Tecnologia e Big Data Ltda.	100.00%	99.96%	99.96%
Soldi Promotora de Vendas Ltda.	100.00%	100.00%	100.00%
Promil Promotora de Vendas Ltda.	100.00%	100.00%	100.00%
Agiplan Serviços de Cobrança Ltda.	100.00%	98.01%	99.00%
Neo Núcleo de Excelência Operacional Ltda.	100.00%	99.00%	100.00%
Agi Marketplace Ltda.	100.00%	99.00%	100.00%
A House Agência de Publicidade Ltda.	100.00%	99.00%	100.00%
Agi Corretora de Seguros Digital Ltda.	100.00%	99.00%	100.00%
Fundo de Investimento em Direitos Creditórios Agibank I (“FIDC”)	15.45%	-	-
Agibank Asset Management Ltda.	100.00%	-	-

In the combination and consolidation process, all balances and transactions among the entities under common control, including intercompany transactions and balances of their respective subsidiaries, have been eliminated to present a single set of financial statements as if they were a single economic entity.

At the Extraordinary General Meeting held on December 27, 2024, the Bank approved a capital increase of R$400 million through the issuance of 35,165,009 common shares. This capital injection came from Lumina, which became a shareholder of the Bank alongside the Company, resulting in an increase in non-controlling interest in the Group’s consolidated financial statements.

On February 19, 2025, Lumina’s non-controlling interest in the Bank was exchanged for shares in the Company, resulting in a decrease in non-controlling interest in the Group’s consolidated financial statements.

On May 28, 2025, Class A Quotas of the Fundo de Investimento em Direitos Creditórios Agibank I Responsabilidade Limitada (Credit Rights Investment Fund) (“FIDC”) was incorporated and began to be consolidated, as the entity assumes or retains substantially all the risks and rewards associated with its operations, reflecting the control or significant influence exercised.

This conclusion involves significant judgment and is based on the determination that the Group controls the FIDC in accordance with IFRS 10, notwithstanding the absence of a majority of voting rights, as a result of the ownership of 100% of the subordinated equity interests, which absorb first losses and provide exposure to substantially all variable returns, together with substantive decision-making rights over the relevant activities. Based on the FIDC’s governance structure and voting quorum requirements, no other investor is able to unilaterally control or exercise significant influence over the relevant activities of the Fund. The transfer of credit rights does not result in full derecognition, as substantially all risks and rewards are retained; accordingly, the assets remain recognized with corresponding liabilities recorded in accordance with IFRS 9.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Within this structure, obligations relating to credit assignment (FIDC) are contractually divided into senior and subordinated quotas. Such obligations arise from the funding arrangements of the credit assignment transactions and reflect the consideration received for transferred credit rights that are not derecognized, with settlement linked to the cash flows generated by the underlying credit portfolios. Subordinated quotas, which absorb first losses and provide exposure to residual returns, are 100% held by the Group and are therefore eliminated in the consolidation process. Accordingly, only senior quotas held by third-party investors remain recognized as liabilities in the consolidated financial statements. Obligations related to senior equity interests and credit assignment arrangements are classified as liabilities, rather than non-controlling interests, because they are redeemable at the option of the holder and convey a contractual obligation to deliver cash, however, such liabilities are presented within “Obligations related to credit assignment” in the note 14.

On August 1, 2025, Banco Agibank established the company Agibank Asset Management Ltda., whose main business activity is the management of securities portfolios, investment funds, and portfolios of securities and financial assets, incorporated either in Brazil or abroad.

On October 1, 2025, Banco Agibank acquired the non-controlling interests in the company’s Agibank Corretora de Seguros Ltda., Telecontato Call Center e Telemarketing Ltda., and Hypeflame Tecnologia e BigData Ltda. Additionally, its wholly-owned subsidiary, Agibank Corretora de Seguros Ltda., acquired equity interests in the companies Agiplan Serviços de Cobrança Ltda., and Neo Núcleo de Excelência Operacional Ltda.

(b)	Functional and presentation currency

The financial statements are presented in thousands of Brazilian reais (R$ - BRL), rounded to the nearest thousand, which is the Group’s functional currency.

(c)	Segment Reporting

For management purposes, the Bank’s Management has determined that it has only one operating segment related to the banking business. The Bank provides a standardized set of financial products and services exclusively to individuals, mainly focused on credit, including digital accounts, cards, payroll and personal loans, and insurance offered through partners.

All products present similar economic characteristics, are directed to the same type of customer, use integrated distribution channels, and operate under the same regulatory environment. Consequently, the Bank does not manage its activities by business lines, customer categories, products, regions or any other segmentation for purposes of resource allocation or performance assessment.

Accordingly, operating results are monitored and presented to the Chief Operating Decision Maker on a consolidated basis.

No single customer contributed 10% or more to the Agibank Group’s combined or consolidated revenue for the years ended December 31, 2025, 2024 and 2023.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Most of the Group’s assets are located in Brazil and all of the Group’s revenue is derived from customers located in Brazil.

2.1 Changes in accounting policies and disclosures

2.1.1 New and amended standards

The following amendment to IAS 21 became effective for annual periods beginning on 1 January 2025:

Lack of exchangeability – Amendments to IAS 21

For annual reporting periods beginning on or after 1 January 2025, Lack of Exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of an entity’s financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

This amendment did not have an impact on the Group’s financial statements.

New and amended standards and interpretations that are issued but not yet effective are being assessed by the Group to determine the impact on the consolidated financial statements.

Amendments to the Classification and Measurement of Financial Instruments—Amendments to IFRS 9 and IFRS 7

On 30 May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the Amendments). The Amendments include:

•	Clarifications of the requirements for recognition and derecognition of financial assets and liabilities
•	A clarification that a financial liability is derecognised on the ‘settlement date’ and introduce an accounting policy choice (if specific conditions are met) to derecognise financial liabilities settled using an electronic payment system before the settlement date
•	Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed ▪ Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments
•	The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI).

The Amendments are effective for annual periods starting on or after 1 January 2026.

With respect to the amendments on the derecognition of financial liabilities that are settled through an electronic payment system, the Group has performed an assessment of all material electronic payment systems used in the various jurisdictions it operates.

The electronic settlement systems used by the Group result in real-time settlement.

The Group has determined that it will not apply the accounting policy option to derecognize financial liabilities prior to the settlement date. In addition, the Group has also reviewed its other payment systems (such as checks, credit cards, and debit cards) and concluded that the recognition and derecognition policies are already in compliance with the amendments.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Based on the assessments performed, the amendments in these areas are not expected to have a material impact on the financial statements.

Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature dependent Electricity.

The amendments apply only to contracts that reference nature-dependent electricity. The amendments:

Clarify the application of the ‘own-use’ requirements for in-scope contracts

•	Amend the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts
•	Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows

The amendments will take effect for annual reporting periods starting on or after 1 January 2026. Early adoption is allowed, but it must be disclosed. The amendments concerning the own-use exception are to be applied retrospectively, while the hedge accounting amendments should be applied prospectively to new hedging relationships designated from the initial application date. Additionally, the IFRS 7 disclosure amendments must be implemented alongside the IFRS 9 amendments. If an entity does not restate comparative information, it cannot present comparative disclosures. The Group expects that the amendments will have no impact on its financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

There are specific presentation requirements and options for entities, such as Group, that have specified main business activities (either providing finance to customers or investing in specific type of assets, or both).

The standard requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

The Group is currently working to identify the impacts the standard will have on the primary financial statements and notes to the financial statements. The Group considers its main business activities to include the provision of financing to customers and investing in financial assets. In accordance with IFRS 18, some of the income and expenses related to those activities are classified in the operating category, as an exception to the general requirements that would otherwise have resulted in their classification in the investing or financing categories.

The Group is currently assessing the potential impacts of IFRS 18 – Presentation and Disclosure in Financial Statements on its financial statements and related disclosures. At this stage, the assessment is ongoing and the Group has not yet concluded on the extent of the effects that the new standard may have on the presentation of its financial statements, including the statement of profit or loss and the statement of cash flows. The Group will apply IFRS 18 from its effective date and will update its accounting policies and disclosures as necessary once the evaluation has been completed.

3.	Summary of significant accounting policies

3.1	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(a)	Initial recognition

Financial assets or liabilities, except for “Loans and advances to clients” and “Time and Demand deposits” are recognized when the Group becomes a party to the contractual provisions of the instrument, which generally occurs on the trade date.

Loans and advances to clients are recognized when cash is transferred to borrowers.

Time and demand deposits are recognized when clients transfer funds to the Agibank Group.

Initial measurement of financial instruments

Financial instruments are initially measured at their fair value and, except in the case of financial assets or liabilities recorded at fair value through profit or loss, the costs attributable to the transaction are added to, or subtracted from, this value.

(b)	Classification and measurement of financial instruments

Financial Instruments, based on the business model used by the Group in managing its instruments and the SPPI (solely payments of principal and interest) Test, are measured: (i) at amortized cost, (ii) at fair value through other comprehensive income (FVTOCI); or (iii) at fair value through profit or loss (FVTPL).

▪	Business model

The group classifies its financial assets based on the business model used to manage these assets and their contractual terms, being measured (i) at amortized cost, (ii) at fair value through other comprehensive income and (iii) at fair value through profit or loss.

The Group classifies and measures its trading portfolio and derivatives at fair value through profit or loss. The Group may designate instruments at fair value through profit or loss if, by doing so, it eliminates and significantly reduces measurement and recognition inconsistencies.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Financial liabilities are generally measured at amortized cost, except for derivative liabilities, financial liabilities held for trading, or when the fair value option is applied, which are measured at fair value through profit or loss.

▪	SPPI Test (Solely Payments of Principal and Interest)

Additionally in the classification process, the Group assesses the contractual terms of financial assets to verify if they have cash flows that represent only payments of principal and interest, meeting the criteria of the SPPI test.

“Principal”, for this test, is defined as the fair value of the financial asset at initial recognition and which may change over its lifetime (for example, if there are payments of principal).

The most significant elements of interest in a basic loan agreement are consideration for the time value of money and credit risk. To apply the SPPI test, the Group makes judgments and considers certain relevant factors, such as the currency in which the financial asset is denominated and the period for which the interest rate is defined.

In contrast, contractual terms that introduce a material exposure to volatility risks in contractual cash flows that are not related to a basic loan agreement do not give rise to cash flows that represent only payments of principal and interest. In these cases, the financial asset is measured at fair value through profit or loss.

Financial instruments at amortized cost

A financial asset that is not designated at fair value through profit or loss upon initial recognition, is measured at amortized cost if both of the following conditions are met:

▪	It is maintained within a business model whose objective is to hold assets to obtain contractual cash flow; and
▪	The contractual terms of the financial asset represent contractual cash flows that represent solely payments of principal and interest.

Financial liabilities are classified as subsequently measured at amortized cost, except for financial liabilities at fair value through profit or loss.

Amortized cost is the amount at which a financial asset or financial liability is measured on initial recognition minus the principal repayments plus or minus the accumulated amortization using the effective interest rate method, adjusted for any provision for expected credit losses and/or transaction costs, premiums or discounts.

The effective interest rate is the rate that discounts the estimated future cash payments or receipts over the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset (i.e. its amortized cost before any provision for impairment) or the amortized cost of a financial liability. The calculation does not consider expected credit losses, and includes transaction costs, premiums or discounts and fees or costs, such as origination fees.

Interest income on financial assets measured at amortized cost is included in “Net interest income” using the effective interest rate method.

Financial Instruments Measured at Fair Value Through Profit or Loss (FVTPL)

Items at fair value through profit or loss comprise items held for trading and items irrevocably designated at fair value through profit or loss on initial recognition. A financial asset or liability may be irrevocably designated, as measured at fair value through profit or loss, if it eliminates or significantly reduces a measurement or recognition inconsistency (accounting mismatch) that may result from the measurement of assets or liabilities or the recognition of gains and losses on those assets and liabilities in a different approach. Furthermore, in accordance with IFRS 9, debt instruments whose contractual cash flows do not represent solely payments of principal and interest (SPPI) are required to be measured at fair value through profit or loss.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Financial instruments measured at fair value through profit or loss are initially recognized at fair value, with transaction-related costs recognized in profit or loss when incurred. Subsequently, these instruments are measured at fair value and any gains or losses are recognized in profit or loss as they are determined.

When a financial asset is measured at fair value, a credit valuation adjustment is included to reflect the credit quality of the counterparty, representing changes in fair value attributable to credit risk.

When financial liability is designated at fair value through profit or loss, the change in fair value attributable to changes in the Group's credit quality is presented in other comprehensive income.

Derivative financial instruments are measured at FVTPL and recorded as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Derivatives that have guarantees and that are settled daily at their net value through a settlement chamber (for example, futures transactions) are recorded at the amount pending settlement overnight.

As of December 31, 2025, 2024 and 2023, the Group had no financial assets or liabilities irrevocably designated as measured at fair value through profit or loss.

Financial Instruments Measured at Fair Value Through Other Comprehensive Income (FVTOCI) - Debt instruments

Debt instruments are instruments that meet the definition of financial liability from the perspective of the issuer, such as loans, government, and private securities. The classification and subsequent measurement of debt instruments depend on the business model to manage the asset and the cash flow characteristics of the asset.

Investments in debt instruments are measured at FVTOCI as follows:

▪	When they have contractual terms that originate cash flows on specific dates, which represent only payments of principal and interest on the outstanding principal balance; and
▪	When they are maintained in a business model whose objective is achieved both by obtaining contractual cash flows and by selling them.

These debt instruments are initially recognized at fair value plus directly attributed transaction costs and subsequently measured at fair value. Gains and losses arising from changes in fair value are recorded in other comprehensive income. The result of impairment losses, interest income and foreign exchange gains and losses is recorded in income. Upon settlement of the debt instrument, gains or losses accumulated in other comprehensive income are reclassified to income. The impairment is measured based on the three-year model expected loss stages.

(c)	Fair value hierarchy

Financial instruments are measured according to the measurement hierarchy of the fair value described below:

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

▪	Level 1: Quoted (unadjusted) market prices in active markets for assets or identical liabilities. They include public securities, shares of listed companies, long/sell, futures and investment fund shares with immediate liquidity.
▪	Level 2: Evaluation techniques for which the lowest level of information and measurement of fair value is directly or indirectly observable. They include over-the-counter derivatives and investment fund quotas without immediate liquidity.
▪	Level 3: Evaluation techniques for which the lowest level of information and measurement of fair value is not available.

The distribution of financial instruments measured at fair value, and the fair value disclosure of financial instruments measured at amortized cost in the hierarchy of measurement is disclosed in notes 6.1, 6.2 and 6.3.

(d)	Reclassification of financial instruments

The Group only reclassifies its financial assets after initial recognition, in circumstances in which it acquires, sells or closes a line of business. In such cases, the reclassification takes place from the beginning of the first reporting period after the change. These changes are expected to be infrequent.

The Group did not reclassify any financial assets or liabilities during the years ended December 31, 2025, 2024 and 2023.

(e)	Derecognition of financial assets and liabilities

Derecognition of financial assets

Financial assets, or a portion thereof, are derecognized when contractual rights to receive the cash flows of the assets have expired or have become uncollectable, or if they have been transferred to third parties, and (i) the Group transfers substantially all the risks and benefits of the property, or (ii) the Group has neither transferred nor substantially retained all the risks and benefits of the asset, but has transferred control of the asset.

The financial asset is also derecognized when overdue by more than 360 days.

Derecognition of financial liabilities

Financial liability is derecognized when the obligation related to that liability is forgiven, cancelled, or expired.

Derecognition due to substantial changes in contractual terms and conditions

The Group derecognizes a financial asset, or a financial liability, when its terms and conditions are renegotiated at such an extension that results in substantially different cash flows. Such exchange or modification is treated as derecognition of the original financial instrument and recognition of a new transaction, with any differences being recognized in the Income Statement, as gains or losses of derecognition.

A newly recognized Financial Asset is classified in Stage 1 for the purpose of measuring its expected losses, unless it is a purchased or originated credit-impaired financial asset.

If the renegotiation does not result in substantially different cash flows, the modification does not lead to a derecognition of the operation.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

(f)	Credit risk management and allowance for expected credit losses

Overview of the principles used in determining expected losses

The Group accounts for the allowance for expected loss (EL) for its debt instruments and loans to clients not measured at FVTPL and for the Credit Limits Granted and Not Used, which in this section will all be considered as "financial instruments". Equity instruments are not subject to Allowance for Expected Losses in accordance with IFRS 9.

The allowance is based on the expectation of credit losses arising over the asset life (expected lifetime loss, or “Lifetime EL”), unless there has been no significant increase in credit risk since its origination, in which case the allowance is based on a 12-month loss expectation (“12-month EL”). The 12-month EL represents the expected losses from events of default, the occurrence of which is possible within 12 months from the reporting period.

The Group has established a policy to assess at the end of each reporting period whether the credit risk of a financial instrument has significantly increased since its initial recognition, considering the change in default risk that occurs over the remaining life of the Financial Instrument. Based on the process, the Group distributes its financial instruments in stages, as described below:

▪	Stage 1: when financial instruments are initially recognized, the Group recognizes a 12-month EL-based provision. Stage 1 also includes operations that have improved their credit risks and that have been reclassified to Stage 2.
▪	Stage 2: when a financial instrument presented a significant increase in credit risk since its origination, the Group registers a provision for Lifetime EL. In stage 2 operations are also included that have improved their credit risks and that have been reclassified from Stage 3.
▪	Stage 3: financial instruments considered to have recovery problems. The Group registers a provision for Lifetime EL.

Recoveries of amounts related to previously written-off loan receivables are recognized in the loan portfolio in the statement of financial position with a corresponding credit recognized as “Recoveries” in “Expected credit losses” (ECL) in the statement of income (see Note 6.4). Concurrently, as recovered loans are initially classified as stage 3, a corresponding increase in the Allowance for expected loss in the statement of financial position is recognized in an amount equal to the re-established loan receivable, resulting in a net zero impact on profit or loss.

As a result of this accounting treatment, the impact of recoveries of previously written-off loans and the corresponding increase in expected credit loss provision are presented in the statement of income within the same line-item as the other components of the expected credit losses expense

In accordance with IFRS 7.35F(a), the Group evaluates at each reporting date whether the credit risk of a financial instrument has increased significantly since initial recognition (“SICR”). This assessment combines quantitative indicators, qualitative factors, delinquency backstops, and forward-looking macroeconomic information.

Quantitative assessment

The Group compares the lifetime Probability of Default (‘PD’) at the reporting date with the PD measured at origination (‘PD origination’), which is recorded at initial recognition and remains fixed throughout the life of the instrument. The current PD is recalculated monthly. A significant increase in credit risk is deemed to have occurred when deterioration in the PD exceeds statistically calibrated thresholds derived from backtesting, sensitivity analyses and model performance reviews, as follows:

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

•	PD origination ≤ 5% → SICR if current PD increases by more than 5 percentage points;
•	PD origination > 5% and ≤ 20% → SICR if current PD doubles relative to PD origination;
•	PD origination > 20% → SICR if current PD increases by more than 20 percentage points.

These criteria were validated across all homogeneous risk groups and reflect statistically significant credit deterioration.

Qualitative assessment

The Group also considers qualitative indicators of deterioration, including restructuring with economic concessions, adverse payment behavior, or changes in the customer’s financial condition. Renegotiations do not automatically trigger SICR, but the resulting behavioral risk typically increases PD and may lead to Stage 2 classification when thresholds are met.

30-day past-due presumption

Consistent with IFRS 9.5.5.11, all exposures more than 30 days past due are classified in Stage 2. The Group does not apply rebuttal to this presumption, as historical data demonstrates materially higher default rates for these cases.

Definition of default (Stage 3 criterion)

Default is presumed at more than 90 days past due, or earlier when objective evidence of unlikeliness to pay exists, including customer death without recoverable guarantor, adverse judicial decisions that restrict collection (under Brazilian judicial procedures, certain court orders may limit or suspend recovery actions), or restructuring involving concessions that indicate inability to pay.

Forward-looking information

Forward-looking macroeconomic information is incorporated using historical series obtained from official sources, primarily the Central Bank of Brazil. Variables considered include inflation indices such as “IPCA” and “INPC” (widely used Brazilian consumer price inflation benchmarks), unemployment rates, interest rate conditions, and credit indicators relevant to specific products (e.g., payroll-deductible loans, called “crédito consignado”, a widely used Brazilian loan product where installments are automatically deducted from the borrower’s salary or social security benefits). The Group currently applies a single monitored macroeconomic scenario and periodically reassesses the need for multiple scenarios.

Governance

SICR thresholds are reviewed by the Model Committee and approved by the Executive Risk Committee. Risk models undergo internal independent validation and external validation.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Calculation of Allowance for Expected Credit Losses

The Group calculates Allowance for Expected Credit Losses based on expected cash shortfalls, discounted at present value. A cash shortfall is the difference between contractual cash flows and the cash flows that the entity expects to receive. Except for revolving credits card balances, the contractual term is the maximum period for which credit losses are determined, unless the Group has a legal right for settlement in advance.

The main elements involved in EL calculation, for which forward-looking information must be considered in the estimation, are:

▪	Probability of Default (PD): estimation of the probability that the counterparty of a financial instrument will default its obligations over the expected life (stage 2 and 3) or over a 12-month period (stage 1).
▪	Exposure at Default (EAD): is an estimate of the total exposure at the expected future default date. Consider the expected changes to the Financial Instrument after the reporting period, including payments of principal and interest, use of additional limits and interest in unrealized payments.
▪	Loss Given Default (LGD): estimates the loss in the event of a default occurring. It is based on the difference between the contractual cash flows due and the payments streams that the company expects to receive, including any existing collateral. It is usually expressed as a percentage of EAD.

The Group calculates the allowance based on the mechanisms described below:

▪	Stage 1: the PD for the 12 months following the reporting date is applied to EAD multiplied by the expected LGD. This calculated cash shortfall is then discounted at present value.
▪	Stage 2: like that used for Stage 1, but PD and LGD are estimated for the lifetime of the instrument.
▪	Stage 3: like that used for Stage 2, however the PD is assumed to be 100%.

Debt instruments measured at FVTOCI

The allowance for expected credit losses on debt instruments measured at fair value through other comprehensive income (FVTOCI) does not reduce the carrying amount of these assets in the statement of financial position, as they continue to be measured at fair value. Instead, the expected credit loss allowance is calculated as if the assets were measured at amortized cost and is recognized in other comprehensive income with a corresponding impact in profit or loss.

The accumulated balances recognized in OCI are transferred to the Income Statement at the time of derecognition of the assets.

Credit limits granted and not used

The Group grants Credit Card Limits and overdraft accounts to its Clients, where the Group has the unilateral right to cancel and/or reduce those limits upon notice. For such, the Group does not limit its EAD to the contractual limit but instead calculates the EL by the Group’s expectation of client behavior throughout the lifetime of its relationship with the Group and its probability of default. Based on experience, the period for which the Group calculates EL for these products is approximately 4 years.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

For Credit Limits Granted and Not Used, the effective interest rate used to discount the Allowance for EL is based on the average effective interest rate that is expected to be charged over the estimated period of exposure, also considering that a part will be paid in full each month and, consequently, no interest will be charged.

Continuous assessment to identify when a significant increase in credit risk occurred for granted limits is done together and in a manner analogous to the evaluation of increased risk of the product underlying the limit (e.g. risk of exposure to credit assessment on credit card limits).

Expected losses for assets with low credit risk (low default portfolio "LDP")

For financial assets with low credit risk, it is not required to be assessed whether there has been a significant increase in credit risk since initial recognition. Thus, these operations will initially be assigned as Stage 1, and in case of evidence of default, will be automatically migrated to stage 3.

To determine whether the financial instrument has low credit risk, the Group uses their internal credit risk ratings or other methodologies consistent with definition of low credit risk. An independent (rating agencies) investment grade classification and assets with federal authorities are examples of financial instruments that can be considered as low credit risk.

(g)	Derivatives – Hedge Accounting Instruments

(i) Usage policy:

The Group contracts hedging instruments to eliminate or reduce risks associated with price fluctuations of certain variables, whose volatility could significantly impact on the Group’s financial position. The policy governing these operations defines the process for hedging cash flow risk and interest rate fluctuations, aiming to ensure adequate liquidity while adhering to the guidelines set forth in the Market Risk Management Regulation and IRRBB (Interest Rate Risk in the Banking Book), which refers to the risk of changes in interest rates affecting the value of a bank's assets and liabilities. The policy also ensures compliance with current risk exposure regulations. All hedge operations are evaluated and approved by the appropriate committee.

(ii) Risk management objectives and strategies:

The allocation of available resources of the Group aims to mitigate exposure to market risk and the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, as well as its financial margins, including the risks of transactions subject to exchange rate variation, interest rates, indices, stock prices and commodity prices.

(iii) Valuation and measurement criteria, methods, and assumptions used in determining the market value:

The market value of derivative financial instruments is determined based on market reference rates primarily disclosed by B3 S.A. – Brasil, Bolsa, Balcão. The assumptions used to calculate the market value of the hedged items are also based on the reference rates of the derivatives used as hedging instruments, as disclosed by B3.

Cash Flow Hedge

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

The Group participates in operations involving derivative financial instruments, (Cash Flow Hedges), which are intended to reduce its global exposure to risk, as well as to manage the risk exposure of its clients. The derivative financial instruments used are mainly those with high liquidity in the stocks and futures market (B3 S.A. – Brasil, Bolsa, Balcão).

Financial instruments classified in this category are intended to reduce exposure to future changes in inflation rates, which impact the Group's results. The effective portion of the valuations or devaluations of these instruments is recognized in other comprehensive income, net of tax effects, and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) in the realization of the hedged object. The ineffective portion of the respective hedge is recognized directly in profit or loss.

Fair Value Hedge

As of year-end 2024, the Group had two fair value hedge structures in place. The first hedging relationship covered portions of fixed-rate payroll loan contracts, with interest rate swap contracts as hedging instruments. The second hedging relationship involved a U.S. dollar funding transaction, for which the hedging instrument was also a swap contract.

As of December 31, 2025, the Bank had several hedge structures in place. The cash flow hedges covered post-fixed funding transactions indexed mainly to the CDI rate and to IPCA, with DI futures and swap contracts designated as hedging instruments. The fair value hedges covered portions of fixed-rate payroll loan contracts and foreign-currency funding, for which swap contracts were used as hedging instruments.

Both the hedged financial assets and the related derivative financial instruments are measured at fair value. Gains or losses arising from changes in the fair value of the derivatives are recognized in profit or loss. Simultaneously, any changes in the fair value of the hedged items attributable to the hedged risk are also recognized in profit or loss. Any hedge ineffectiveness is recognized in profit or loss as the difference between the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedge risk.

3.2	Leases

Leases are recognized as a right-of-use asset and a corresponding lease liability on the date the leased asset becomes available for use by the Group, initially measured at present value.

Lease liabilities include the net present value of the following lease payments:

▪	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable.
▪	Variable lease payments depend on an index or rate.
▪	Amounts expected to be payable by the Group, under the residual value guarantees.
▪	The exercise price of purchase options if the Group is reasonably certain to exercise the options.
▪	Payments of penalties for terminating the lease if the lease term reflects the exercise of an option to terminate the lease.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Lease payments are discounted using the Group’s incremental borrowing rate, which is the rate that the Group would pay on a loan to obtain the funds necessary to acquire an asset of similar value, in a similar economic environment, under equivalent terms and conditions.

Right-of-use assets are measured at cost, according to the following items:

▪	The initial measurement amount of the lease liability.
▪	Any lease payments made on or before the commencement date, less any lease incentives received.
▪	Any initial direct costs.
▪	Restoration costs.

The Group’s property leases include extension options. These terms are used to maximize operational flexibility in terms of contract management. Extensions options that are probable to be exercised by the Group are considered in the lease term.

Finance costs are recognized in the Income Statement over the lease term using the Group’s incremental borrowing rate. The right-of-use asset is depreciated over the lease term on a straight-line basis.

Payments for short-term leases, defined as those with a lease term of 12 months or less, are recognized as an expense in profit or loss on a straight-line basis.

3.3	Intangible assets

Intangible assets represent identifiable non-monetary assets (separable from other assets), without physical substance, with finite or indefinite useful lives. Only assets whose cost can be reliably estimated and which the combined entities consider to be probable that will generate future economic benefits are recognized.

Intangible assets are initially recognized at purchase or incurred cost and are subsequently measured less any accumulated amortization and any impairment losses.

Intangible assets with finite useful lives are amortized over those useful lives using methods like those used to depreciate Property and Equipment. Amortization expenses are recognized as “Depreciation and amortization” in the Income Statement. The amortization period intangible assets with finite useful lives are reviewed at the end of each fiscal year.

Intangible assets are considered to have indefinite useful lives when, based on a review of all relevant factors, it is concluded that there is no foreseeable limit to the period for which an asset is expected to generate cash inflows for the Group.

Intangible assets with indefinite useful lives are not amortized, but rather at the end of each annual period, the entity reviews the remaining useful lives of the assets to determine whether they continue to be indefinite and, if this is not the case, the change should be accounted for prospectively.

At least at the end of each year, or when indicators arise, the Group assesses whether there is any indication that intangible assets might be impaired, i.e., whether the carrying amount of an asset exceeds its probable recoverable value. If an impairment loss is identified, the recoverable amount is written down until it reaches the asset’s realizable value (the higher of its fair value, less cost to sell and its value in use).

Internally generated intangible assets

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

When an internally generated intangible asset can be recognized, development expenditures are capitalized as Intangible Assets and amortized as “Cost of services” for POS software or as ‘Selling, General and Administrative expenses’ for other intangible assets, in the Combined Income Statements.

Other expenses with projects that are not subject to capitalization are also recognized as Selling, General and Administrative expenses when incurred.

3.4	Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method, based on annual rates, which consider the economic useful life of the assets. For the years ended December 31, 2025 2024 and 2023, depreciation of Property and Equipment was carried out as follows:

▪	Improvements and facilities: 10% to 20% per year.
▪	Furniture and fixtures: 10% per year.
▪	Equipment and IT equipment: 20% per year.
▪	Other tangible assets: 10% per year.

At the end of each year, the Group assesses its Property and Equipment for indications of impairment. If any such indications are identified, the assets are tested to determine whether their carrying amounts are fully recoverable.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the Income Statement when control of the asset is transferred.

3.5	Provision for contingencies

A provision for contingencies is recognized when: (a) there is a present obligation because of a past event; (b) it is probable that an outflow of funds will be required to settle the obligation; and (c) the amount has been reliably estimated.

The likelihood of loss of judicial/administrative proceedings in which the Group is a party as a defendant is assessed by Management on the probable outcome of lawsuits on the reporting dates. In the case of a series of similar obligations, the likelihood that an outflow will be required to settle them is determined taking into consideration the class of obligations.

Contingent liabilities classified as possible losses are not recognized in the financial statements and are instead only disclosed in the explanatory notes.

Contingent liabilities classified as remote losses are neither recognized nor disclosed.

Contingent assets are not recognized in financial statements since they refer to results that might never be realized. However, when the realization of such gain is virtually certain, then the related asset is no longer a contingent asset, its recognition becomes appropriate. As of December 31, 2025, 2024 and 2023, the Group had no contingent assets.

3.6	Income taxes, social contribution and other taxes

The provision for Corporate Income Tax (IRPJ) is recognized at the statutory rate of 15% on taxable income, plus a 10% surtax on taxable income exceeding BRL 240,000 per year (BRL 20,000 per month). In addition to IRPJ, a Social Contribution on Net Profit (CSLL) is also due by our companies at a rate of 20% for Banco Agibank S.A., 15% for the subsidiary Agi Financeira S.A – Sociedade de Crédito, Financiamento e Investimento, and 9% for non-financial institution subsidiaries.Deferred tax assets (DTAs) and liabilities (DTLs) are recognized on temporary differences and tax loss carry forwards (IRPJ and CSLL). They are measured at the applicable rates mentioned above. DTAs are realized: (i) through the utilization and/or reversal of the corresponding temporary differences for which they were recognized; and (ii) in the case of tax loss carryforwards, to the extent that the realization of the related tax benefits against future taxable profits is considered probable. Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, and when current and deferred tax assets and liabilities relate to taxes levied by the same tax authority on the same taxable entity, with the intention to settle the balances on a net basis.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

3.7	Revenues

Revenue from contracts with customers is recognized when control of the services is transferred to the client at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services in the ordinary course of the Group’s business.

Revenue is recognized to the extent that it is probable that economic benefits will be generated for the Group and when it can be reliably measured, regardless of when the payment is received. Revenue is measured based on the fair value of the consideration received.

On revenue earned from brokerage commissions, the Group acts as an agent and recognizes revenue at the net amount that is retained for these arrangements.

4.	Significant accounting judgements, estimates and assumptions

4.1	Impairment losses on financial assets

Financial assets measured at amortized cost and fair value through other comprehensive income are tested for impairment at the end of each annual reporting period. The carrying amounts of these assets are adjusted by an Allowance for Expected Losses, with a corresponding entry to the Income Statement.

The Group uses a series of forward-looking macroeconomic information in its EL calculation models. The Group carried out historical analyses and identified the main macroeconomic variables affecting credit risk and expected credit losses for each portfolio. The impact of these economic variables on PD was determined using an analysis of statistical regression to understand the changes in impact that these variables have historically in default rates.

In accordance with IFRS 7.35G, Management identified the macroeconomic variables with statistically significant influence on the measurement of impairment, which include: (i) consumer inflation indices (“IPCA” and “INPC”), (ii) the Brazilian unemployment rate, and (iii) product-specific credit indicators provided by Central Bank of Brazil. These variables are incorporated into the PD models through historical regression analyses designed to capture the sensitivity of default rates to macroeconomic conditions.

The Group currently applies a single forward-looking macroeconomic scenario, which is monitored periodically and reflects Management’s best estimate of future economic conditions. Management reassesses, at least annually, whether additional scenarios or probability-weighted outcomes are required based on model performance, portfolio behavior and the volatility of macroeconomic indicators.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Economic forecasts, projections and probabilities of occurrence are subject to a high inherent degree of uncertainty and, therefore, the results differ significantly from those projected. The Group considers that these forecasts represent the best estimate of possible outcomes.

4.2	Incremental rate on the lessee’s borrowing cost

Since the Group’s lease contracts have no identifiable discount rate (implicitly or explicitly), the Group’s incremental borrowing rate is used to calculate the present value of the Lease Liabilities at initial recognition.

Obtaining this rate involves a high degree of judgment, since the credit risk of the Group, the terms of the leases, the nature and quality of the collateral offered, and the economic environment in which each transaction is conducted must be taken into consideration. This process preferably uses readily observable input, based on which the lessee must make the necessary adjustments to obtain its incremental borrowing rate.

The Group applied the practical expedient to determine the incremental rate for a group of contracts, as the effects of its application do not differ materially from the application to individual leases.

The Group criteria regarding the incremental interest rate were:

▪	Risk-free rate: benchmark rate of the market where the Group operates.
▪	Credit spread: the spread applicable to the most recent borrowings in the same currency.

To determine the lease term, Management considers all facts and circumstances that create an economic incentive to exercise an extension option or not to exercise a termination option. Extension options (or periods after termination options) are included in the lease term only when there is reasonable certainty that the lease will be extended (or will not be terminated).

4.3	Impairment losses on intangible assets

The Group tests whether goodwill suffered any impairment on an annual basis on December 31 and when circumstances indicate that the value may be impaired. See note 9.

4.4	Provision for contingencies

The risk of loss contingency is an estimate that requires material judgment in accounting for and disclosing provisions. Management defines the probability of loss based on the nature of the proceedings, similarity with previous cases, and the complexity of the courts, including the advice of internal and external legal advisors.

4.5	Deferred taxes

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Deferred tax assets arise from temporary differences caused mainly by non-deductible provisions. Deferred taxes are recognized to reflect future tax effects attributable to temporary differences between the tax base of assets and liabilities and their corresponding carrying amounts.

The amount of deferred tax assets is reviewed at the end of each reporting period and reduced for the amount that is no longer probable to be realized through future taxable profits. The estimates of the availability of future taxable income against which deductible temporary differences and tax losses may be used to realize deferred tax assets is subject to significant judgement. Additionally, future taxable income may be higher or lower than the estimates considered in determining the deferred tax assets.

5.	Cash and Cash Equivalents

Comprise cash at banks and on hand in national or foreign currency, and investments in interbank deposits, whose maturity of operations on the effective date of investment is equal to or less than 90 days and present an insignificant risk of change in fair value, being used for managing short-term commitments.

	As of December 31,
	2025	2024
Cash and balances with banks in local currency	326,592	229,854
Cash and balances with banks in foreign currency	701	566
Total cash and balances with banks	327,293	230,420

Interbank investments (1)	525,986	1,174,990
Total cash and cash equivalents	853,279	1,405,410

(1) Highly liquid Investments with a maturity equal to or less than 90 days readily convertible into a known amount of cash and subject to an insignificant risk of changes in fair value (see note 6.3).

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

6.	Financial Instruments

6.1	Financial assets measured at fair value through profit or loss (FVTPL)

Breakdown of Financial Assets Measured at Fair Value Through Profit or Loss (FVTPL)

	As of December 31,
	2025	2024
Derivatives	250,582	407,994
Premium bond	-	2,573
Investments fund quotas¹	13,987	140,445
Investment securities - Letters of Credits (LF)	210,891	1,073
Investment securities - Financial Treasury Bills (LFT)	1,722,314	546,768
Investment securities - National Treasury Bills (LTN)	646,754	-
Investment securities - National Treasury Notes (NTN)	139,335	-
Mexican government securities - CETES	118,776	-
Repurchase Agreements - Financial Treasury Bills (LFT)	-	6,236
Total	3,102,639	1,105,089
1)	Refers substantially to amounts invested in the investment fund, remunerated at the DI rate (the Brazilian interbank deposit rate), where the Group holds participation units. The underlying assets of the fund comprise public and private securities and repo with high liquidity (Level 1).

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Fair Value of Financial Assets Measured at Fair Value Through Profit or Loss (FVTPL)

	December 31, 2025
	Fair Value
	Level 1	Level 2	Level 3	Total
Derivatives	-	250,582	-	250,582
Investments fund quotas	13,987	-	-	13,987
Investment securities - Financial Bills (LF)	210,891	-	-	210,891
Investment securities - National Treasury Bills (LTN)	646,754	-	-	646,754
Investment securities - Financial Treasury Bills (LFT)	1,722,314	-	-	1,722,314
Investment securities - National Treasury Notes (NTN)	139,335	-	-	139,335
Mexican government securities - CETES	118,776	-	-	118,776
Total	2,852,057	250,582	-	3,102,639

	December 31, 2024
	Fair Value
	Level 1	Level 2	Level 3	Total
Derivatives	-	407,994	-	407,994
Premium bond	2,573	-	-	2,573
Investments fund quotas	140,445	-	-	140,445
Investment securities - Financial Treasury Bills (LFT)	546,768	-	-	546,768
Investment securities - Letters of Credits (LF)	1,073	-	-	1,073
Repurchase Agreements - Financial Treasury Bills (LFT)	6,236	-	-	6,236
Total	697,095	407,994	-	1,105,089

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Maturity of Financial Assets Measured at Fair Value Through Profit or Loss (FVTPL)

	December 31, 2025
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Derivatives	250,582	-	-	-	250,582
Investments fund quotas	13,987	-	-	-	13,987
Investment securities - Financial Bills (LF)	38,742	172,149	-	-	210,891
Investment securities - National Treasury Bills (LTN)	-	-	646,754	-	646,754
Investment securities - Financial Treasury Bills (LFT)	-	186,660	1,535,654	-	1,722,314
Investment securities - National Treasury Notes (NTN)	-	-	-	139,335	139,335
Mexican government securities - CETES	-	118,776	-	-	118,776
Total	303,311	477,585	2,182,408	139,335	3,102,639

	December 31, 2024
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Derivatives	407,994	-	-	-	407,994
Premium bond	-	1,207	1,366	-	2,573
Investments fund quotas	140,445	-	-	-	140,445
Investment securities - Financial Treasury Bills (LFT)	237,269	309,499	-	-	546,768
Investment securities - Letters of Credits (LF)	-	1,073	-	-	1,073
Repurchase Agreements - Financial Treasury Bills (LFT)	6,236	-	-	-	6,236
Total	791,944	311,779	1,366	-	1,105,089

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

6.2	Financial Assets Measured at Fair Value Through Other Comprehensive Income (FVTOCI)

Breakdown of Financial Assets Measured at Fair Value Through Other Comprehensive Income (FVTOCI)

	As of December 31,
Brazilian depositary	2025	2024
Securities - Financial Treasury Bills (LFT)	-	14,394
Total	-	14,394

Fair Value of Financial Assets Measured at Fair Value Through Other Comprehensive Income (FVTOCI)

	December 31, 2024
	Fair Value
	Level 1	Level 2	Level 3	Total
Brazilian depositary
Securities - Financial Treasury Bills (LFT)	14,394	-	-	14,394
Total	14,394	-	-	14,394

Maturity of Financial Assets Measured at Fair Value Through Other Comprehensive Income (FVTOCI)

	December 31, 2024
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Brazilian depositary
Securities - Financial Treasury Bills (LFT)	14,394	-	-	-	14,394
Total	14,394	-	-	-	14,394

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

6.3	Financial Assets Measured at Amortized Cost

Breakdown of Financial Assets at Amortized Cost

	As of December 31,
	2025	2024
Held to collect contractual cash flows
Personal credit	6,073,632	4,664,939
Payroll loans	25,808,985	17,553,054
Payroll credit cards	2,375,184	1,983,957
Credit card	13,868	84,679
Others	93,449	76
(-) Allowance for Expected Credit Loss	(2,413,641)	(1,623,379)
Subtotal	31,951,477	22,663,326
Premium paid on the acquisition of credit portfolios	562,892	296,612
(+/-) Adjustment of credit portfolios – hedge object	(72,969)	(359,688)
Subtotal	32,441,400	22,600,250

Investment securities
Investment securities - National Treasury Notes (NTN)	2,413	90,866
Investment securities - Financial Treasury Bills (LFT)	11,311	104,192
Official Credit (ICO) – Spanish Government	1,511,277	-
Subtotal	1,525,001	195,058

Repurchase Agreements
Investment securities - National Treasury Bills (LTN) – Note 5	256,000	-
Investment securities - Financial Treasury Bills (LFT) – Note 5	269,986	1,174,990
Subtotal	525,986	1,174,990

Pledged of collateral
Government Bonds – KDB – Korea Development Bank	289,509	533,966
Investment securities - Financial Treasury Bills (LFT)	42,818	-
Investment securities - National Treasury Notes (NTN)	91,657	-
Subtotal	423,984	533,966

Debentures	5,681,078	1,392,720
Subtotal	5,681,078	1,392,720

Compulsory deposits with the Brazilian Central Bank	660,772	-
Subtotal	660,772	-
Total	41,258,221	25,896,984

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Fair Value of Financial Assets Measured at Amortized Cost

Set out below is a comparison, by class, of the carrying amounts and fair values of the Group’s financial instruments measured at amortized cost, other than those with carrying amounts that are reasonable approximations of fair values:

	December 31, 2025
	Carrying Amount			Fair Value
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Investment securities
Investment securities - National Treasury Notes (NTN)	2,413	-	-	2,413	2,344	-	-	2,344
Investment securities – Financial Treasury Bills (LFT)	11,311	-	-	11,311	11,335	-	-	11,335
Official Credit (ICO) – Spanish Government	1,511,277	-	-	1,511,277	1,511,277	-	-	1,511,277
Subtotal	1,525,001	-	-	1,525,001	1,524,956	-	-	1,524,956

Repurchase Agreements
Investment securities - National Treasury Bills (LTN)	256,000	-	-	256,000	257,708	-	-	257,708
Investment securities - Financial Treasury Bills (LFT)	269,986	-	-	269,986	270,989	-	-	270,989
Subtotal	525,986	-	-	525,986	528,697	-	-	528,697

Pledged of collateral
Government Bonds – KDB – Korea Development Bank	289,509	-	-	289,509	289,509	-	-	289,509
Investment securities - Financial Treasury Bills (LFT)	42,818	-	-	42,818	42,818	-	-	42,818
Investment securities - National Treasury Notes (NTN)	91,657	-	-	91,657	91,657	-	-	91,657
Subtotal	423,984	-	-	423,984	423,984	-	-	423,984

Debentures	-	-	5,681,078	5,681,078	-	-	5,681,078	5,681,078
Subtotal	-	-	5,681,078	5,681,078	-	-	5,681,078	5,681,078

Compulsory deposits with the Brazilian Central Bank	660,772	-	-	660,772	660,772	-	-	660,772
Subtotal	660,772	-	-	660,772	660,772	-	-	660,772
Total	3,135,743	-	5,681,078	8,816,821	3,138,409	-	5,681,078	8,819,487

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2024
	Carrying Amount				Fair Value
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Investment securities
Investment securities - National Treasury Notes (NTN)	90,866	-	-	90,866	87,152	-	-	87,152
Investment securities - Financial Treasury Bills (LFT)	104,192	-	-	104,192	104,325	-	-	104,325
Subtotal	195,058	-	-	195,058	191,477	-	-	191,477

Repurchase Agreements
Financial Treasury Bills (LFT)	1,174,990	-	-	1,174,990	-	-	1,179,337	1,179,337
Subtotal	1,174,990	-	-	1,174,990	-	-	1,179,337	1,179,337

Linked to the provision of collateral
Government Securities – Other Countries	533,966	-	-	533,966	533,966	-	-	533,966
Subtotal	533,966	-	-	533,966	533,966	-	-	533,966

Debentures	-	-	1,392,720	1,392,720	-	-	1,392,720	1,392,720
Subtotal	-	-	1,392,720	1,392,720	-	-	1,392,720	1,392,720
Total	1,904,014	-	1,392,720	3,296,734	725,443	-	2,572,057	3,297,500

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Maturity of Financial Assets Measured at Amortized Cost

	December 31, 2025
Product	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
Personal credit	3,200,346	2,568,374	198,904	106,008	6,073,632
Payroll loans	4,117,773	6,490,325	6,778,144	8,422,743	25,808,985
Payroll credit card	322,321	614,738	909,149	528,976	2,375,184
Credit card	13,788	37	32	11	13,868
Investment securities - National Treasury Notes (NTN)	94,070	-	-	-	94,070
Investment securities - National Treasury Bills (LTN)	256,000	-	-	-	256,000
Official Credit (ICO) – Spanish Government	1,511,277	-	-	-	1,511,277
Government Bonds – KDB – Korea Development Bank	289,509	-	-	-	289,509
Investment securities - Financial Treasury Bills (LFT)	324,115	-	-	-	324,115
Debentures	189,752	-	3,361,772	2,129,554	5,681,078
Compulsory deposits with the Brazilian Central Bank	660,772	-	-	-	660,772
Others	93,442	7	-	-	93,449
Total	11,073,165	9,673,481	11,248,001	11,187,292	43,181,939

	December 31, 2024
Product	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
Personal credit	3,003,973	1,547,700	82,233	31,033	4,664,939
Payroll loans	2,687,533	4,792,620	5,220,255	4,852,646	17,553,054
Payroll credit card	286,487	387,954	685,440	624,076	1,983,957
Credit card	84,606	22	30	21	84,679
Investment securities - National Treasury Notes (NTN)	-	90,866	-	-	90,866
Investment securities - Financial Treasury Bills (LFT)	56,952	47,240	-	-	104,192
Government Securities – Other Countries	266,396	267,570	-	-	533,966
Repurchase Agreements - Financial Treasury Bills (LFT)	-	-	1,174,990	-	1,174,990
Debentures	1,392,720	-	-	-	1,392,720
Others	76	-	-	-	76
Total	7,778,743	7,133,972	7,162,948	5,507,776	27,583,439

Concentration of Financial Assets Measured at Amortized Cost

	December 31, 2025
Product	Stage 1	Stage 2	Stage 3	Total
Exposure of credit operations with credit granting characteristics	31,663,353	1,287,563	1,414,204	34,365,120
(-) Allowance for expected credit loss	(650,597)	(552,889)	(1,210,155)	(2,413,641)
Credit limits granted and not used¹	(3,067)	(1,086)	(96)	(4,249)
Total	31,009,689	733,588	203,953	31,947,230

¹ Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2024
Product	Stage 1	Stage 2	Stage 3	Total
Exposure of credit operations with credit granting characteristics	22,709,067	713,007	864,631	24,286,705
(-) Allowance for expected credit loss	(582,340)	(269,572)	(771,467)	(1,623,379)
Credit limits granted and not used¹	(3,475)	(981)	(291)	(4,747)
Total	22,123,252	442,454	92,873	22,658,579

¹ Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

6.4	Allowance for Expected Credit Losses expense in the income statement

Impairment losses on the Group’s loan portfolio are recognized in the income statement under “Allowance for Expected Credit Losses”. The following tables present the breakdown of expected losses by stage and product, as well as the changes in the allowance for the years ended December 31, 2025, 2024 and 2023.

(a)	Expected credit losses impact

	2025	2024	2023
Expected credit losses
Change in the provision for expected credit losses	789,764	332,433	281,413
Recoveries	(136,527)	(101,600)	(56,395)
Write-offs	1,047,255	902,878	563,036
Total Income statement charge for the period	1,700,492	1,133,711	788,054

(b)	Breakdown of provision for expected credit losses by classification of financial assets

	December 31, 2025
Product	Stage 1	Stage 2	Stage 3	Total
Personal credit loans	191,616	290,052	522,897	1,004,565
Payroll loans	401,157	236,888	627,993	1,266,038
Payroll credit card loans	52,687	19,914	54,186	126,787
Credit card loans	5,137	6,035	5,079	16,251
Subtotal	650,597	552,889	1,210,155	2,413,641
Credit limits granted and not used [1]	3,067	1,086	96	4,249
Total	653,664	553,975	1,210,251	2,417,890

¹ Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

	December 31, 2024
Product	Stage 1	Stage 2	Stage 3	Total
Personal credit loans	220,057	143,334	443,399	806,790
Payroll loans	311,714	107,426	278,847	697,987
Payroll credit card loans	41,730	11,407	37,832	90,969
Credit card loans	8,834	7,401	11,326	27,561
Others	5	4	63	72
Subtotal	582,340	269,572	771,467	1,623,379
Credit limits granted and not used [1]	3,475	981	291	4,747
Total	585,815	270,553	771,758	1,628,126

¹ Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2023
Product	Stage 1	Stage 2	Stage 3	Total
Personal credit loans	184,823	127,543	347,788	660,154
Payroll loans	187,342	47,265	300,575	535,182
Payroll credit card loans	26,161	5,251	27,115	58,527
Credit card loans	7,778	8,917	16,401	33,096
Others	1,288	251	759	2,298
Subtotal	407,392	189,227	692,638	1,289,257
Credit limits granted and not used [1]	3,977	1,245	1,214	6,436
Total	411,369	190,472	693,852	1,295,693

¹ Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

(c)	Changes in the balances of provisions for expected credit losses of financial assets measured at amortized cost

	December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Balance at December 31, 2024	585,815	270,553	771,758	1,628,126
Changes in stages:
Stage 1 to Stage 2	(11,370)	11,370	-	-
Stage 1 to Stage 3	(23,429)	-	23,429	-
Stage 2 to Stage 3	-	(17,069)	17,069	-
Stage 2 to Stage 1	30,072	(30,072)	-	-
Stage 3 to Stage 2	-	2,745	(2,745)	-
Stage 3 to Stage 1	9,384	-	(9,384)	-
Changes in PDs, LGDs, EADs [1]	63,192	316,448	1,320,852	1,700,492
Decrease due to write-offs	-	-	(1,047,255)	(1,047,255)
Increase due to recoveries	-	-	136,527	136,527
Net write-off [2]	-	-	(910,728)	(910,728)
Balance of the year	653,664	553,975	1,210,251	2,417,890

1 Changes in PDs, LGDs and EADs are recognized in profit or loss for the period and reconcile with the expected credit losses recognized in the income statement.

2 Net write-off represents the net amount of “Write-offs” and “Recoveries” presented in Table 6.4(a).

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Balance at December 31, 2023	411,369	190,472	693,852	1,295,693
Changes in stages:
Stage 1 to Stage 2	(7,115)	7,115	-	-
Stage 1 to Stage 3	(24,415)	-	24,415	-
Stage 2 to Stage 3	-	(24,803)	24,803	-
Stage 2 to Stage 1	5,751	(5,751)	-	-
Stage 3 to Stage 2	-	1,768	(1,768)	-
Stage 3 to Stage 1	3,515	-	(3,515)	-
Changes in PDs, LGDs, EADs [1]	196,710	101,752	835,249	1,133,711
Decrease due to write-offs	-	-	(902,878)	(902,878)
Increase due to recoveries	-	-	101,600	101,600
Net write-off [2]	-	-	(801,278)	(801,278)
Balance of the year	585,815	270,553	771,758	1,628,126

1 Changes in PDs, LGDs and EADs are recognized in profit or loss for the period and reconcile with the expected credit losses recognized in the income statement.

2 Net write-off” represents the net amount of “Write-offs” and “Recoveries”.

	December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Balance at December 31, 2022	301,970	132,316	579,994	1,014,280
Changes in stages:
Stage 1 to Stage 2	(4,674)	4,674	-	-
Stage 1 to Stage 3	(23,567)	-	23,567	-
Stage 2 to Stage 3	-	(34,095)	34,095	-
Stage 2 to Stage 1	3,528	(3,528)	-	-
Stage 3 to Stage 2	-	3,600	(3,600)	-
Stage 3 to Stage 1	1,197	-	(1,197)	-
Changes in PDs, LGDs, EADs [1]	132,915	87,505	567,634	788,054
Decrease due to write-offs	-	-	(563,036)	(563,036)
Increase due to recoveries	-	-	56,395	56,395
Net write-off [2]	-	-	(506,641)	(506,641)
Balance of the year	411,369	190,472	693,852	1,295,693

1 Changes in PDs, LGDs and EADs are recognized in profit or loss for the period and reconcile with the expected credit losses recognized in the income statement.

2 Net write-off” represents the net amount of “Write-offs” and “Recoveries”.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

(d)	Credit Assignment

Credit Assignments

In the year ended December 31, 2024, the Group carried out credit assignment transactions classified as with substantial retention of risks and rewards, involving defaulted receivables totaling R$15,465 and loans previously written off as losses in the amount of R$118,758 assigned to the unrelated party B. Hoepers Companhia Securitizadora de Créditos.

In the years ended December 31, 2025 and 2023, the Group did not carry out any credit assignment transactions without recourse.

Credit Assignments – with substantial retention of risks and benefits.

Credit assignment transactions are classified as involving substantial retention of risks and rewards when the assigning institution retains a co-obligation or acquires subordinated quotas of the securitization funds. The transferred assets primarily comprise payroll-deducted loan receivables originated by the Bank, with fixed contractual cash flows and defined maturities. In such cases, the assigned receivables remain recorded as assets of the assigning institution, and the funds received are recognized as assets with a corresponding liability, depending on the nature of the obligation assumed.

The Bank retains exposure to substantially all risks and rewards associated with the transferred receivables, including credit risk (borrower default), prepayment risk and variability in contractual cash flows, either through contractual co-obligation arrangements or through the holding of subordinated interests that absorb first losses. Income and expenses related to the assigned receivables are recognized in profit or loss over the remaining term of the operations.

The associated liabilities represent the contractual obligation to repay the funding received in connection with the credit assignment transactions and are economically linked to the cash flows generated by the transferred receivables. The transferred receivables are contractually pledged as collateral for the associated liabilities and are subject to restrictions on their use, such that they are not available for unrestricted sale or re-pledging by the Bank.

For the years ended December 31, 2025, 2024 and 2023, the Bank conducted payroll loan credit assignment operations with substantial retention of risks and benefits to (i) Vert-9 Companhia Securitizadora de Créditos Financeiros, Vert-5 Companhia Securitizadora de Créditos Financeiros, Opea – Companhia Securitizadora de Créditos Financeiros Agibank (each, an unrelated party) and Fundo de Investimento em Direitos Creditórios Agibank I – Responsabilidade Limitada (an entity controlled and consolidated by the Group). As the Bank continues to recognize all of the transferred receivables, the amounts presented below correspond to the carrying amounts of the transferred assets and the associated liabilities recognized in the statement of financial position as of December 31, 2025, 2024 and 2023.

	As of December 31, 2025
Operations	Assets assigned	Liabilities assumed (note 14)
Obligations related to assignment – Vert and Opea	8,365,977	8,383,515
Obligations related to assignment – FIDC	2,395,947	2,013,772
Total	10,761,924	10,397,287

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

	As of December 31, 2024
Operations	Assets assigned	Liabilities assumed (note 14)
Obligations related to assignment – Vert	3,965,055	4,459,629
Total	3,965,055	4,459,629

The counterparties to the associated liabilities do not have recourse exclusively to the transferred assets. The Bank continues to fully recognize all the transferred receivables.

(e)	Contracts as Collateral

As of December 31, 2025,2024 and 2023, credit operations were secured by Time Deposits with Special Guarantee (DPGEII) with the Credit Guarantee Fund (FGC) (Note 6.5). As of December 31, 2025, the amount was R$3,693,820 (R$3,080,517 as of December 31, 2024).

6.5	Financial Liabilities Measured at Amortized Cost

The balances of time deposits are primarily composed of Certificates of Bank Deposit (CDB), Time Deposits with Special Guarantee from the FGC (DPGEII), and Interbank Deposit Certificates (CDI), indexed to both fixed and floating interest rates.

Investment securities comprise funds received from the issuance of mortgage, real estate, and credit backed debt instruments, indexed to fixed and floating interest rates.

Funds from acceptances and issuance of securities comprise Letters of Credit (LF), Subordinated Letters of Credit (LFS) and Public Letters of Credit (LFP) issued by the Bank. These are funding instruments and do not represent standby or documentary letters of credit as used in international banking practice. Upon issuance, the Bank receives cash from investors and becomes contractually obligated to repay principal and interest at maturity. Accordingly, the Bank recognizes a financial liability for the amount of proceeds received, which is subsequently measured at amortized cost using the effective interest method, in accordance with IFRS 9.

No fees or revenue are generated from the issuance of these instruments. The only income or expense associated with these liabilities corresponds to the interest expense recognized through the effective interest rate method. The Bank’s accounting policy for interest income and interest expense is disclosed in Note 3.1(b) – Financial instruments.

Fixed interest rates range from 6.71% to 16.50% per year, and floating interest rates range from (i) 99.65% to 132% of the CDI, (ii) IPCA + 0.75% to 9.60% per year, and (iii) CDI + 0.05% to 2.95% per year. The debt instruments eligible for capital refer to the Subordinated Letters of Credit (LFS) with a return of CDI + 2.85% to 4% and fixed rates ranging from 10.50% to 17.57% per year.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Breakdown of Financial Liabilities at Amortized Cost

	As of December 31,
	2025	2024
Demand customer deposits	345,801	320,209
Time customer deposits	20,504,881	16,256,733
Loans and borrowing	667,089	480,103
Funds from acceptances and issuance of securities(1)	6,170,529	3,255,985
Debt issued and other borrowed funds	759,339	522,282
Investment securities	-	6,221
Debentures (from Repurchase Agreements)	3,251,446	-
Total	31,699,085	20,841,533
(1)	The item "Funds from acceptances and issuance of securities" refers to obligations arising from the issuance of Letters of Credit (Letras Financeiras), which are long-term fixed-income securities widely used for funding by Brazilian financial institutions.

Maturity of Financial Liabilities at Amortized Cost

	December 31, 2025
	Less than 12 months	1-3years	3-5years	Over 5years	Total
Demand customer deposits	345,801	-	-	-	345,801
Time customer deposits	8,923,141	10,556,122	1,025,618	-	20,504,881
Loans and borrowing	211,902	227,875	227,312	-	667,089
Funds from acceptances and issuance of securities	1,879,355	3,954,991	336,183	-	6,170,529
Debt issued and other borrowed funds	35,200	28,680	591,087	104,372	759,339
Debentures (from Repurchase Agreements)	-	832,392	2,419,054	-	3,251,446
Total	11,395,399	15,600,060	4,599,254	104,372	31,699,085

	December 31, 2024
	Less than 12 months	1-3years	3-5years	Over 5years	Total
Demand customer deposits	320,209	-	-	-	320,209
Time customer deposits	6,274,830	9,590,159	391,744	-	16,256,733
Loans and borrowing	243,151	-	236,952	-	480,103
Funds from acceptances and issuance of securities	720,765	2,425,848	109,372	-	3,255,985
Debt issued and other borrowed funds	55,641	55,992	307,293	103,356	522,282
Investment securities	6,221	-	-	-	6,221
Total	7,620,817	12,071,999	1,045,361	103,356	20,841,533

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

6.6	Derivative Financial Instruments – Hedge

Values grouped by asset, maturity ranges, reference value (notional), curve value, market value, adjustment and fair value

As of December 31, 2024 and December 31, 2025, the Bank maintained hedging structures classified as cash flow hedges, for which the hedged items consisted of post-fixed (variable-rate) funding transactions, mainly indexed to the CDI rate, as well as funding indexed to IPCA, with the hedging instruments comprising DI futures contracts traded on B3 S.A. – Brasil, Bolsa, Balcão and swap contracts. These hedging relationships are designated in accordance with the requirements of IFRS 9 and disclosed pursuant to IFRS 7. In general, the Bank designates as the hedged item a specific risk component (interest rate, inflation, or foreign exchange risk) rather than all risks associated with the instrument in its entirety.

Any gain or loss on the hedging instrument related to the effective portion of a cash flow hedge is recognized in equity, within other comprehensive income (OCI), net of tax effects. Consequently, mark-to-market adjustments of hedging instruments, previously recognized in profit or loss before hedge designation, are accumulated in equity and reclassified to profit or loss in the same period and under the same line item in which the hedged item affects earnings. The ineffective portion of the hedge is recognized immediately in profit or loss.

For fair value hedges, the carrying amount of the hedged item is adjusted for changes in fair value attributable to the hedged risk. Both the hedged items and the derivative instruments are measured at fair value, and changes in fair value of each are recognized in profit or loss. Hedge ineffectiveness represents the difference between changes in the fair value of the hedging instrument and those of the hedged item attributable to the hedged risk, and is recognized in profit or loss.

The Bank maintains cash flow and fair value hedge relationships structured to manage exposure to interest rate, inflation, and foreign exchange risks arising from its funding operations and credit portfolio. Hedge effectiveness monitoring, which measures the extent to which derivative financial instruments offset market fluctuations affecting the hedged items, is performed monthly. Effectiveness is assessed considering the existence of an economic relationship between the hedged item and the hedging instrument, the alignment of the hedge ratio, and the expectation that any ineffectiveness will not be significant. The indicative range of effectiveness considered is between 80% and 125%.

The economic relationship between the hedged item and the hedging instrument is established by matching their key contractual terms, including reference index (CDI, IPCA, or foreign exchange), currency, maturity, and calculation bases. The hedge ratio is defined to align notional amounts and cash flows, minimizing potential sources of ineffectiveness such as residual mismatches in maturity, indexation bases, reset dates, or prepayment behavior.

The tables presented in this note disclose the notional amounts (“Reference Value”), curve values (“Accrual Value”), mark-to-market adjustments, and fair values of the hedging instruments and corresponding hedged items, grouped by risk type and hedge category.

Cash Flow Hedge - Inflation (IPCA)

Inflation (IPCA)	December 31, 2025
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Variable rate CDBs - IPCA	488	544	(2)	542
Hedge Instrument
Swap (b) (assets) (c)	488	(19)	(1)	(19)
(b)	Swap contracts traded in the over-the-counter market, registered on B3, with the longest maturity in February 2026.
(c)	The amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The fair value of these swaps is recognized within derivative financial instruments (assets or liabilities), and the effective portion of the cash flow hedge is recorded in other comprehensive income.
(u)	The curve value corresponds to the present value of contractual cash flows discounted using the applicable market yield curves at the reporting date and does not represent the carrying amount under IFRS.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Fair Value Hedge - Fixed Interest Rate Risk

Fixed Rate vs DI	December 31, 2025
	Reference Value	Curve Value (u)	Market Value Adjustment	Fair Value
Hedge Item
Payroll loan installments (d)	15,206,925	16,823,165	(86,302)	16,736,862
Hedge Instrument
Swap (e) (liabilities) (f)	15,206,925	16,823,165	(86,302)	16,736,862

(d)	The hedge relationships are formalized in a memorandum, which includes portions of payroll loan contracts maturing within the specified range, with values close to the notional of each maturity of the derivative.
(e)	Swap contracts traded in the over-the-counter market, registered on B3, with the longest maturity in October, 2030.
(f)	The amounts related to the differential to be received or paid are recognized in an asset or liability account, respectively. The net fair value of the swaps is R$368,265 to be received. The fair value adjustments on the hedged items and on the hedging instruments are recognized in profit or loss, within “Result of derivative financial instruments” or within the same line item as the hedged item, in accordance with the fair value hedge accounting requirements of IFRS 9.
(u)	The curve value corresponds to the present value of contractual cash flows discounted using the applicable market yield curves at the reporting date and does not represent the carrying amount under IFRS.

Fixed Rate vs IPCA	December 31, 2025
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Payroll loan installments (d)	1,434,166	1,534,071	16,766	1,550,837
Hedge Instrument
Swap (g) (liabilities) (h)	1,434,166	1,534,071	16,766	1,550,837

(d)	The hedge relationships are formalized in a memorandum, which includes portions of payroll loan contracts maturing within the specified range, with values close to the notional of each maturity of the derivative.
(g)	Swap contracts traded in the over-the-counter market, registered on B3, with the longest maturity in December 2026.
(h)	The amounts related to the differential to be received or paid are recognized in an asset or liability account. Changes in the fair value of these swaps, as well as the corresponding fair value adjustments on the hedged items, are recognized in profit or loss. The net fair value of the swaps is R$ 33,284 payable.
(u)	The curve value corresponds to the present value of contractual cash flows discounted using the applicable market yield curves at the reporting date and does not represent the carrying amount under IFRS.

Fair Value Hedge - Currency	December 31, 2025
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Foreign borrowing (USD) (i)	214,205	211,902	(563)	211,339
Hedge Instrument
Swap (j) (liabilities) (k)	214,205	211,902	(563)	211,339

(i)	The hedge relationship is formalized in a memorandum, which includes foreign borrowing in USD.
(j)	Swap contract traded in the over-the-counter market, registered on B3, with maturity in March 2026.
(k)	The amounts related to the differential to be received or paid are recognized in an asset or liability account, respectively. The hedge is designated to protect the exposure to changes in fair value arising from foreign exchange and interest rate risk on the foreign currency borrowing. The net fair value of the swaps is R$ 8,570 payable.
(u)	The curve value corresponds to the present value of contractual cash flows discounted using the applicable market yield curves at the reporting date and does not represent the carrying amount under IFRS.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Market Risk Hedge – IPCA × DI	December 31, 2025
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Variable rate CDBs – IPCA	2,466,353	2,607,784	(11,099)	2,596,685
Hedge Instrument
Swap (l) (assets) (m)	2,461,313	2,602,421	(12,155)	2,590,267

(l)	Swap contract traded in the over-the-counter market, registered on B3, with maturity in May 2028.
(m)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the swaps is R$ 61,627 payable.
(u)	The curve value corresponds to the present value of contractual cash flows discounted using the applicable market yield curves at the reporting date and does not represent the carrying amount under IFRS.

Market Risk Hedge – Pre × DI	December 31, 2025
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Fixed-rate CDBs	1,714,839	1,843,760	8,784	1,852,544
Hedge Instrument
Swap (n) (assets) (o)	1,714,839	1,883,514	8,903	1,892,417

(n)	Swap contract traded in the over-the-counter market, registered on B3, with maturity in January 2028.
(o)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the swaps is R$ 3,261 receivable.
(u)	The curve value corresponds to the present value of contractual cash flows discounted using the applicable market yield curves at the reporting date and does not represent the carrying amount under IFRS.

Market Risk Hedge – Pre × DI	December 31, 2025
	Reference Value	Reference Value (R$)	Present Value (R$)
Hedge Item
Investment (CETES)	383,496	111,022	118,168
Hedge Instrument
NDF (p) (liabilities) (q)	396,086	116,065	114,101

(p)	NDF contract traded in the over-the-counter market, registered on B3, with maturity in February 2026.
(q)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the NDF is R$ 5,566 receivable.

Market Risk Hedge – DI × Pre	December 31, 2025
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Investment (ICO)	1,000,000	1,067,661	(112)	1,067,549
Hedge Instrument
Swap (r) (liabilities) (s)	1,001,068	1,067,732	(53)	1,067,679

(r)	Swap contract traded in the over-the-counter market, registered on B3, with maturity in June 2026.
(s)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the swaps is R$ 78 payable.
(u)	The curve value corresponds to the present value of contractual cash flows discounted using the applicable market yield curves at the reporting date and does not represent the carrying amount under IFRS.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Market Risk Hedge – DI Futures × Pre (Purchase)	December 31, 2025
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Payroll loan installments (c)	4,818,641	4,900,444	(3,433)	4,897,011
Hedge Instrument
DI Futures (d) (s)	4,818,641	4,900,444	(3,367)	4,897,077

(c)	The hedge relationships are formalized in memoranda that include portions of payroll loan contracts maturing within the specified ranges or considering their duration, with values close to the notional amount for each maturity of the derivative.
(d)	DI Futures contracts traded in the over-the-counter market, registered on B3, with maturity in January 2031.
(s)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the DI Futures is R$ 6,988 receivable.
(u)	The curve value corresponds to the present value of contractual cash flows discounted using the applicable market yield curves at the reporting date and does not represent the carrying amount under IFRS.

Market Risk Hedge – Pre × DI Futures (Sale)	December 31, 2025
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Fixed-rate CDBs	451,132	457,136	398	457,534
Hedge Instrument
DI Futures (d) (s)	451,070	457,073	416	457,489

(d)	DI Futures contracts traded in the over-the-counter market, registered on B3, with maturity in July 2027.
(s)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the DI Futures is R$ 51 payable.
(u)	The curve value corresponds to the present value of contractual cash flows discounted using the applicable market yield curves at the reporting date and does not represent the carrying amount under IFRS.

Cash Flow Hedge - Interest Rate Risk

Interest Rate	December 31, 2024
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Variable rate CDBs / CDI	108,219	(2,443)	14,587	12,144
Hedge Instrument
DI Future Contracts (a)	107,985	(2,728)	14,587	11,859

Hedge Item
Debentures	728,942	(14,478)	35,028	20,550
Hedge Instrument
DI Future Contracts (a)	728,877	(14,559)	35,028	20,469
(a)	DI Futures contracts traded on B3 with the longest maturity in January 2030
(u)	The curve value corresponds to the present value of contractual cash flows discounted using the applicable market yield curves at the reporting date and does not represent the carrying amount under IFRS.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Cash Flow Hedge - Inflation (IPCA)

Inflation (IPCA)	December 31, 2024
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Variable rate CDBs - IPCA	2,383,593	2,737,950	(38,387)	2,699,563
Hedge Instrument
Swap (b) (assets) (c)	2,383,211	2,737,119	(38,196)	2,698,923
(b)	Swap contracts traded in the over-the-counter market, registered on B3, with the longest maturity in August 2028.
(c)	The amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The fair value of these swaps is recognized within derivative financial instruments (assets or liabilities), and the effective portion of the cash flow hedge is recorded in other comprehensive income.
(u)	The curve value corresponds to the present value of contractual cash flows discounted using the applicable market yield curves at the reporting date and does not represent the carrying amount under IFRS.

Fair Value Hedge - Fixed Interest Rate Risk

Fixed Rate vs DI	December 31, 2024
	Reference Value	Curve Value (u)	Market Value Adjustment	Fair Value
Hedge Item
Payroll loan installments (d)	7,172,936	7,514,955	(359,710)	7,155,245
Hedge Instrument
Swap (e) (liabilities) (f)	7,172,915	7,514,927	(359,703)	7,155,224

(d)	The hedge relationships are formalized in a memorandum, which includes portions of payroll loan contracts maturing within the specified range, with values close to the notional of each maturity of the derivative.
(e)	Swap contracts traded in the over-the-counter market, registered on B3, with the longest maturity in November 2028.
(f)	The amounts related to the differential to be received or paid are recognized in an asset or liability account, respectively. The net fair value of the swaps is R$368,265 to be received. The fair value adjustments on the hedged items and on the hedging instruments are recognized in profit or loss, within “Result of derivative financial instruments” or within the same line item as the hedged item, in accordance with the fair value hedge accounting requirements of IFRS 9.
(u)	The curve value corresponds to the present value of contractual cash flows discounted using the applicable market yield curves at the reporting date and does not represent the carrying amount under IFRS.

Fixed Rate vs IPCA	December 31, 2024
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Payroll loan installments (d)	16,700	16,798	21	16,819
Hedge Instrument
Swap (g) (liabilities) (h)	16,700	16,798	21	16,819
(g)	Swap contracts traded in the over-the-counter market, registered on B3, with the longest maturity in December 2026.
(h)	The amounts related to the differential to be received or paid are recognized in an asset or liability account. Changes in the fair value of these swaps, as well as the corresponding fair value adjustments on the hedged items, are recognized in profit or loss.
(u)	The curve value corresponds to the present value of contractual cash flows discounted using the applicable market yield curves at the reporting date and does not represent the carrying amount under IFRS.

Fair Value Hedge - Currency	December 31, 2024
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Foreign borrowing (USD) (i)	476,463	482,164	(2,061)	480,103
Hedge Instrument
Swap (j) (liabilities) (k)	476,463	482,164	(2,061)	480,103
(i)	The hedge relationship is formalized in a memorandum, which includes foreign borrowing in USD.
(j)	Swap contract traded in the over-the-counter market, registered on B3, with maturity in March 2026.
(k)	The amounts related to the differential to be received or paid are recognized in an asset or liability account, respectively. The hedge is designated to protect the exposure to changes in fair value arising from foreign exchange and interest rate risk on the foreign currency borrowing.
(u)	The curve value corresponds to the present value of contractual cash flows discounted using the applicable market yield curves at the reporting date and does not represent the carrying amount under IFRS.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Cash Flow Hedge - Interest Rate Risk

Interest Rate	December 31, 2023
	Reference Value	Curve Value	Market Value Adjustment	Fair Value
Hedge Item
Variable rate CDBs / CDI	305,935	178,474	597	(17,748)
Hedge Instrument
DI Future Contracts (a)	315,300	202,496	626	(18,291)

Hedge Item
Debentures	2,738,407	2,346,425	8,447	(61,155)
Hedge Instrument
DI Future Contracts (a)	2,251,500	1,882,907	6,498	(59,940)

(a)	DI Futures contracts traded on B3 with the longest maturity in January 2029.

Cash Flow Hedge - Inflation (IPCA)

Inflation (IPCA)	December 31, 2023
	Reference Value	Curve Value	Market Value Adjustment	Fair Value
Hedge Item
Variable rate CDBs - IPCA	3,561,147	2,923,249	(24,132)	37,493
Hedge Instrument
Swap (b)	3,560,997	2,922,931	(24,114)	37,395

(b)	Swap contracts traded in the over-the-counter market, registered on B3, with the longest maturity in August 2028.

Fair Value Hedge - Fixed Interest Rate Risk

Fixed Rate	December 31, 2023
	Reference Value	Curve Value	Market Value Adjustment	Fair Value
Hedge Item
Payroll loan installments (c)	1,016,917	1,036,785	26,624	1,063,409
Hedge Instrument
Swap (d) (liabilities) (e)	1,016,917	1,035,950	27,055	1,063,005

(c)	The relationship of this hedge is formalized in a memorandum, which includes portions of payroll loan contracts maturing within the specified range, with values close to the notional of each derivative maturity.
(d)	Swap contracts traded in the over-the-counter market, registered on B3, with the longest maturity in June 2027.
(e)	The amounts related to the differential to be received or paid are recognized in an asset or liability account, respectively. The fair value of the swaps is R$24,469,

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Glossary of terms used in the tables above:

Reference Value (Notional Amount): Contractual amount used as the basis for calculating the cash flows of the hedged items and derivative financial instruments (swaps, DI futures contracts, NDFs, among others). The notional amount does not represent amounts receivable or payable and does not correspond to the fair value of the instrument.

Curve Value: Amount determined by projecting the future cash flows of the transactions based on the agreed interest rates, discounted using the market yield curves prevailing at the reporting date, as published by B3 S.A. – Brasil, Bolsa, Balcão or by other applicable market sources. It reflects the theoretical economic value before any mark-to-market adjustments.

Present Value: Amount calculated by discounting expected future cash flows using market curves consistent with the risk and maturity of the transaction. When applicable, it corresponds to the basis used for measurement or economic disclosure of the instruments.

Fair Value: Amount for which an asset could be exchanged, or a liability settled, between knowledgeable and willing parties in an arm’s length transaction under normal market conditions at the reporting date. The Bank measures fair value by projecting future cash flows in accordance with contractual terms and discounting them using prevailing market curves. For derivatives, fair value corresponds to the carrying amount recognized as an asset or liability. In the case of fair value hedges, it also includes the adjustment to the carrying amount of the hedged item attributable to the hedged risk, in accordance with IFRS 9.

Market Value Adjustment: Change arising from the mark-to-market measurement of derivative financial instruments and, when applicable, the hedged items. For cashflow hedges, the effective portion is recognized in other comprehensive income, within equity, and reclassified to profit or loss when the hedged item affects financial performance. For fair value hedges, changes in the fair value of both the hedging instrument and the hedged item are recognized directly in profit or loss.

7.   Income Taxes, Social Contribution and Other Taxes

(a)	Movements of deferred tax assets

Deferred tax assets

	As of December 31,
	2025	2024	2023
Initial amount	831,698	687,362	588,090
Provision/ reversal	615,621	144,336	99,272
Deferred tax assets	1,447,319	831,698	687,362

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Deferred tax liabilities

	As of December 31,
	2025	2024	2023
Initial amount	206,860	194,284	184,182
Provision/ reversal	176,014	12,576	10,102
Deferred tax liabilities	382,874	206,860	194,284

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

(b)	Income tax and social contribution expense

	As of December 31,
	2025	2024	2023
Income tax in profit or loss	(700,567)	(433,638)	(221,525)
Deferred taxes:
Temporary differences	410,359	195,590	122,295
Tax loss and negative calculation basis	-	(8,607)	(56,347)
Total	(290,208)	(246,655)	(155,577)

(c)	Estimate of tax credit realization

	As of December 31,
Expected income tax and social contribution, calculated with statutory rate	2025	2024
Year 1	640,419	347,304
Year 2	221,450	107,199
Year 3	158,845	110,136
Year 4	131,901	73,084
Year 5	111,304	71,347
Year 6 – 10	183,399	122,628
Total	1,447,319	831,698

The net balance of the Group's tax credit as of December 31, 2025, was composed of R$1,447,319 related to deferred tax assets and R$382,874 related to deferred tax liabilities.

(d)	Effective tax rate reconciliation

	As of December 31,
	2025	2024	2023
Net income before taxes	1,336,821	1,041,011	581,635

Expected income tax and social contribution, at statutory rates	(492,616)	(379,283)	(207,989)
Interest on equity (1)	106,797	92,610	37,186
Permanent additions and exclusions	(2,582)	11,386	1,656
Tax incentive - Hunger Prevention Program and donations	24,318	7,229	6,457
Extemporaneous credit	-	21,603	7,631
Others	72,954	(200)	(518)
Income tax expense	(291,129)	(246,655)	(155,577)
The effective income tax rate	22%	24%	27%

(1) Interest on equity refers to a profit distribution to shareholders and is deductible by the company for corporate income tax (IRPJ) and social contribution on net profit (CSLL) purposes.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

(e)	Breakdown deferred tax assets and liabilities

	December 31, 2025
	Deferred Tax Assets	Deferred Tax Liabilities
Provisions	148,247	-
Allowance for expected credit losses	1,100,448	(98,816)
Lease liabilities	131,854	(120,365)
Other temporary differences	66,770	(163,693)
Total	1,447,319	(382,874)

	December 31, 2024
	Deferred Tax Assets	Deferred Tax Liabilities
Provisions	141,076	-
Impairment allowance for loans and advances to customers	561,442	(89,117)
Fair value of financial instruments held for trading	21	-
Net operating losses	3,107	-
Lease liabilities	116,078	(105,465)
Other temporary differences	9,974	(12,278)
Total	831,698	(206,860)

8.	Property and Equipment

	As of December 31,
	2025	2024	2023
Furniture and fixtures	19,865	15,936	13,593
Improvements and facilities	33,114	17,026	9,718
IT equipment and systems	20,905	16,638	14,840
Equipment	6,545	561	323
Other tangible assets	11,984	7,790	6,230
Total Carrying amount	92,413	57,951	44,704

	2024	Additions	Disposals	Transfer	2025
Acquisition cost
Furniture and fixtures	25,668	6,673	(311)	-	32,030
Improvements and facilities	21,911	22,190	(838)	-	43,263
IT equipment and systems	54,368	12,329	(2,486)	(1,063)	63,148
Equipment	2,868	6,328	(55)	-	9,141
Other tangible assets	13,906	4,989	(540)	1,063	19,418
Total Cost	118,721	52,509	(4,230)	-	167,000

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Accumulated depreciation
Furniture and fixtures	(9,732)	(2,633)	200	-	(12,165)
Improvements and facilities	(5,950)	(4,255)	56	-	(10,149)
IT equipment and systems	(36,664)	(7,864)	2285	-	(42,243)
Equipment	(2,307)	(316)	27	-	(2,596)
Other tangible assets	(6,117)	(1,594)	277	-	(7,434)
Total Depreciation	(60,770)	(16,662)	2,845	-	(74,587)
Total Carrying amount	57,951	35,847	(1,385)	-	92,413

	2023	Additions	Disposals	2024
Acquisition cost
Furniture and fixtures	21,491	5,265	(1,088)	25,668
Improvements and facilities	14,293	7,937	(319)	21,911
IT equipment and systems	45,926	9,768	(1,326)	54,368
Machinery and equipment	2,507	365	(4)	2,868
Other tangible assets	11,903	3,567	(1,564)	13,906
Total Cost	96,120	26,902	(4,301)	118,721
Accumulated depreciation
Furniture and fixtures	(7,891)	(2,177)	336	(9,732)
Improvements and facilities	(4,604)	(1,542)	196	(5,950)
IT equipment and systems	(31,145)	(6,507)	988	(36,664)
Machinery and equipment	(2,185)	(127)	5	(2,307)
Other tangible assets	(5,591)	(1,435)	909	(6,117)
Total Depreciation	(51,416)	(11,788)	2,434	(60,770)
Total Carrying amount	44,704	15,114	(1,867)	57,951

	2022	Additions	Disposals	2023
Acquisition cost
Furniture and fixtures	19,634	3,312	(1,455)	21,491
Improvements and facilities	12,730	2,937	(1,374)	14,293
IT equipment and systems	45,933	1,438	(1,445)	45,926
Machinery and equipment	2,353	159	(5)	2,507
Other tangible assets	11,198	1,321	(616)	11,903
Total Cost	91,848	9,167	(4,895)	96,120
Accumulated depreciation
Furniture and fixtures	(6,136)	(1,893)	138	(7,891)
Improvements and facilities	(3,549)	(1,184)	129	(4,604)
IT equipment and systems	(25,800)	(6,324)	979	(31,145)
Machinery and equipment	(2,100)	(92)	7	(2,185)
Other tangible assets	(4,388)	(1,325)	122	(5,591)
Total Depreciation	(41,973)	(10,818)	1,375	(51,416)
Total Carrying amount	49,875	(1,651)	(3,520)	44,704

There were no indicators of impairment of Property and Equipment for the years ended December 31, 2025, 2024 and 2023.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

9.	Intangible Assets

As of December 31,

	2025	2024	2023
Goodwill	147	147	147
Other intangible assets	182,058	199,009	221,889
Total	182,205	199,156	222,036

	2024	Additions	Disposals	Transfers	2025
Acquisition cost
Software	293,006	5,291	-	7,460	305,757
Intangible under development (i)	9,405	27,687	(92)	(7,460)	29,540
License acquisition	95,496	76,901	(1,310)	-	171,087
Others	1,320	-	(60)	-	1,260
Total Costs	399,227	109,879	(1,462)	-	507,644

Accumulated amortization
Software	(120,874)	(60,545)	-	-	(181,419)
License acquisition	(79,243)	(65,611)	788		(144,066)
Others	(101)	-	-	-	(101)
Total Amortization	(200,218)	(126,156)	788	-	(325,586)
Total Carrying amount	199,009	(16,277)	(674)	-	182,058

(i) Substantially refers to expenses related to development of internal technology projects, substantially comprised of usage licenses and third-party services.

	2023	Additions	Transfers	Disposals	2024
Acquisition cost
Software	169,077	5,226	121,596	(2,893)	293,006
Intangible under development (i)	103,988	27,013	(121,596)	-	9,405
License acquisition	77,645	48,650	-	(30,799)	95,496
Others	1,320	-	-	-	1,320
Total Costs	352,030	80,889	-	(33,692)	399,227

Accumulated amortization
Software	(69,951)	(53,816)	-	2,893	(120,874)
License acquisition	(60,089)	(49,948)	-	30,794	(79,243)
Others	(101)	-	-	-	(101)
Total Amortization	(130,141)	(103,764)	-	33,687	(200,218)
Total Carrying amount	221,889	(22,875)	-	(5)	199,009

(i) Substantially refers to expenses related to development of internal technology projects, substantially comprised of usage licenses and third-party services.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

	2022	Additions	Transfers	Disposals	2023
Acquisition cost
Software	97,043	2,385	69,971	(322)	169,077
Intangible under development (i)	143,234	30,835	(69,971)	(110)	103,988
License acquisition	69,493	37,956	-	(29,804)	77,645
Others	1,320	-	-	-	1,320
Total Costs	311,090	71,176	-	(30,236)	352,030

Accumulated amortization
Software	(37,228)	(33,047)	-	324	(69,951)
License acquisition	(49,914)	(39,959)	-	29,784	(60,089)
Others	(101)	-	-	-	(101)
Total Amortization	(87,243)	(73,006)	-	30,108	(130,141)
Total Carrying amount	223,847	(1,830)	-	(128)	221,889

(i) Substantially refers to expenses related to development of internal technology projects, substantially comprised of usage licenses and third-party services.

There were no indications of impairment of intangible assets for the years. Additionally, intangible assets recorded as “under development” were tested for impairment by comparing their carrying amount with their recoverable amount and no adjustments were identified.

10.	Leases

(a)	Amounts recognized in the statement of financial position

The Group has operating lease contracts for the headquarters buildings located in Porto Alegre (2024) and Campinas, as well as for the hubs and sales offices related to customer services. In addition, the Group has leases for the use of vehicles throughout Brazil.

Right of use asset

	As of December 31,
	2025	2024	2023
Balance at end of previous year	223,285	182,245	192,995
Additions and contractual changes	47,462	90,331	40,285
Depreciation	(59,050)	(49,291)	(51,035)
Balance at end of the period	211,697	223,285	182,245

Lease liabilities

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

	As of December 31,
	2025	2024	2023
Balance at end of previous year	254,602	206,753	213,942
Additions and contractual changes	47,462	90,331	40,285
Payments	(86,097)	(75,870)	(69,752)
Interest	32,313	33,388	22,278
Balance at end of the period	248,280	254,602	206,753

(b)	Expenses recognized in the income statement

	As of December 31,
	2025	2024	2023
Depreciation (1)	59,049	49,291	51,035
Interest expenses (2)	32,314	33,388	22,278
Total	91,363	82,679	73,313
(1)	This amount is recorded in Depreciation and Amortization combined income statement.
(2)	This amount is recorded in Other Expenses, Net combined income statement.

(c)	Maturity of lease liabilities

	December 31, 2025
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Lease liabilities	83,334	115,219	45,114	4,613	248,280

	December 31, 2024
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Lease liabilities	74,176	110,414	56,662	13,350	254,602

	December 31, 2023
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Lease liabilities	63,043	97,890	34,454	11,366	206,753

Payments on short-term leases

Leases under short-term contracts are not recognized as right-of-use assets, with the related expenses being recognized under “General and Administrative Expenses” in the Income Statement. For the year ended December 31, 2025, there were R$6,180 short-term contract expenses, R$5,040 for the year ended December 31, 2024, and R$4,677 for the year ended December 31, 2023.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

11.	Other Assets

	As of December 31,
	2025	2024
Interbank transactions	123,290	223,761
Prepaid expenses	302,926	239,728
Collection receivable	291,331	206,140
Deposits Pledged as Guarantee - Labor	37,500	37,091
Recoverable taxes	86,891	48,776
Deposits Pledged as Guarantee - Tax	14,184	13,034
Deposits Pledged as Guarantee - Civil	74,960	30,958
Partnership Program	96,252	62,484
Commissions	22,388	44,370
Others	89,076	49,642
Total	1,138,798	955,984

12.	Provision for contingencies

Management classifies the risk of loss of legal and administrative proceedings in which the Group is a party as a defendant. Provisions are recorded for contingencies classified as a probable risk of loss and Management believes that the recorded amount is sufficient to cover those losses.

(a)	Probable losses

	As of December 31,
	2025	2024
Legal and administrative proceedings:
Civil	217,015	217,845
Labor	71,755	82,511
Tax	21,573	1,567
Total	310,343	301,923

Civil lawsuits are controlled individually, and the provision is recorded whenever the loss is evaluated as probable, considering the opinion of legal advisors, the nature of the lawsuits, similarity with previous cases, complexity, and legal precedent, as well as when there is probable expectation of future cash disbursement.

Labor claims are controlled individually, and the provision is recorded whenever the loss is evaluated as probable, considering the claim status and the history of losses. From the date of the hearing until an initial court decision, labor claims are measured by the average of losses occurred within the last 12 months. After the appeal, the losses are measured based on experts’ calculations until the settlement.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

There are no significant administrative claims in process for non-compliance with the rules of Brazilian Financial System, tax claims or payment of penalties that may cause significant impacts to the Group’s financial statements.

(b)	Possible losses

The Group is a party to certain legal and administrative proceedings, which, in accordance with their nature and the risk of loss evaluation, the Group does not qualify the risk of loss as probable:

	As of December 31,
	2025	2024
Possible losses:
Civil	50,000	-
Labor	23,455	22,569
Tax	40,176	38,773
Total	113,631	61,342

(c)	Judicial deposits

	As of December 31,
	2025	2024
Labor	37,500	37,091
Civil	74,960	30,952
Tax	14,184	13,034
Total	126,644	81,077

Judicial deposits are recognized as "Other Assets" in the balance sheet.

(d)	Changes in provision

	December 31, 2025
	Civil	Labor	Tax	Total
Opening balance	217,845	82,511	1,567	301,923
Reversals / additions in provision	159,097	13,257	20,006	192,360
Consumption	(159,927)	(24,013)	-	(183,940)
Closing balance	217,015	71,755	21,573	310,343

	December 31, 2024
	Civil	Labor	Tax	Total
Opening balance	120,165	112,074	-	232,239
Reversals / additions in provision	219,878	12,252	1,567	233,697
Consumption	(122,198)	(41,815)	-	(164,013)
Closing balance	217,845	82,511	1,567	301,923

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2023
	Civil	Labor	Total
Opening balance	58,514	105,737	164,251
Reversals / additions in provision	115,281	23,167	138,448
Consumption	(53,630)	(16,830)	(70,460)
Closing balance	120,165	112,074	232,239

13.	Other Liabilities

	As of December 31,
	2025	2024
Accounts payable	370,628	222,944
Tax and social security	385,631	146,664
Personal expenses	118,739	106,658
Other liabilities – personal bonuses	113,284	98,680
Interbank transactions	78,774	113,129
Expected credit losses (1)	4,249	4,747
Partnership program liabilities (2)	169,365	107,405
Other Liabilities	90,051	165,085
Total	1,330,721	965,312
(1)	Refers to credit limits granted and not used.
(2)	Related to partnership shares classified as financial instruments, in accordance with IAS 32 (note 19 b)

14.	Obligations related to credit assignments

The Group recognizes obligations arising from the assignment, with co-obligation, of credit receivables originating from payroll-deductible loan transactions, pursuant to agreements for the promise of transfer and acquisition of credit rights and other covenants entered into with Vert-9 Companhia Securitizadora de Créditos Financeiros, Vert-5 Companhia Securitizadora de Créditos Financeiros, Opea – Companhia Securitizadora de Créditos Financeiros Agibank (dated July 24, 2025) and Fundo de Investimento em Direitos Creditórios Agibank I – Responsabilidade Limitada “FIDC” (Note 6.4(d)).

The associated liabilities represent the Group’s contractual obligation to repay the funding obtained in connection with such credit assignment transactions and are economically linked to the cash flows generated by the transferred receivables. The transferred receivables are contractually pledged as collateral for the associated liabilities and are subject to restrictions; accordingly, they are not available for unrestricted sale or re-pledging by Banco Agibank.

Obligations related to the assignment of credit receivables through the investment fund “FIDC” are contractually segregated into senior and subordinated quotas. The subordinated quotas, which absorb first losses and provide exposure to residual returns, are fully held by the Group and, therefore, are eliminated in the consolidation process (note 2a). Accordingly, only the senior quotas held by third-party investors, which give rise to a contractual obligation to deliver cash, remain recognized as liabilities in the consolidated financial statements.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

These liabilities are measured at amortized cost and are presented as a separate item in the statement of financial position to provide more transparent disclosures of these transactions.

	December 31, 2025	December 31, 2024
Vert-9 Companhia Securitizadora de Créditos Financeiros	3,364,206	3,084,589
Vert-5 Companhia Securitizadora de Créditos Financeiros	748,641	1,375,040
Fundo de Investimento em Direitos Creditórios Agibank I – Responsabilidade Limitada “FIDC”	2,013,830	-
Opea SPE 02 Companhia Securitizadora de Créditos Financeiros	4,270,668	-
Total	10,397,345	4,459,629

15.	Equity / net investments

(a)	Pre reorganization

The financial statements were prepared in accordance with the basis of preparation described in Note 2 and the accounting policies described in Note 2. No share capital is presented prior to the corporate reorganization as the financial statements reflect the combination of the Company and Nuova. The net investment and the profit (loss) for the year/period are derived by aggregating the net assets of the Company and its subsidiaries with those of Nuova and its subsidiaries.

In accordance with Article 25 of the bylaws, the distribution of mandatory dividends amounting to 25% (twenty-five percent) of the net profit adjusted as per Articles 201 and 202 of Law No. 6,404/76 is assured, to be paid as stipulated in Article 205, § 3 of the same legal provision, upon the conclusion of the fiscal year. On the fiscal years ended December 31, 2024 and 2023, the Group allocated part of its net profit for the distribution of mandatory dividends, in the amounts of R$9,950 and R$ 79,674, respectively.

On September 30, 2024, Nuova was merged with and into Agibank Corretora de Seguros Sociedade Simples Ltda., which subsequently assumed control of Nuova and its subsidiaries—such merger, the Nuova Merger. As a result, these entities became indirect subsidiaries of the Bank.

(b)	After reorganization

	December 31, 2025		December 31, 2024
Class of shares	Number of shares	Carrying amount	Number of shares	Carrying amount
Common shares	418,168,922	1,156,729	418,168,922	723,610
Preferred shares A	30,422,075	49,494	22,913,504	17,984
Preferred shares B	145,674,473	402,961	145,674,473	252,079
Preferred shares C	142,984,328	557,787	142,984,328	409,691
Preferred shares D	35,466,285	56,734	-	-
Preferred shares E	74,111,384	398,377	59,589,816	269,636
Total share capital	846,827,467	2,622,082	789,331,043	1,673,000

As of December 31, 2025, Agi Financial Holding’s share capital amounted to R$2,622,082, fully subscribed and paid in, and is divided into 846,827,467 book-entry shares with no par value, including 418,168,922 common shares, 30,422,075 class A preferred shares, 145,674,473 class B preferred shares, 142,984,328 class C preferred shares, 35,466,285 class D preferred shares, and 74,111,384 class E preferred shares, with rights defined as follows:

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

•	Class A preferred shares do not carry voting rights. As of the reporting date, Class A preferred shares do not grant preferential or priority rights to dividends or interest on capital and participate in profit distributions on the same basis as common shares.

•	Class B, Class C and Class E preferred shares each confer one vote per share. As of the reporting date, these classes do not grant preferential or priority rights to dividends or interest on capital and participate in profit distributions on the same basis as common shares.

•	Class D preferred shares confer one vote per share and grant their holders a preferential participation in the Company’s distributable profits, resulting in a higher allocation of earnings per share relative to other classes of equity instruments. The preferential allocation applicable to Class D preferred shares is non-cumulative, contingent upon the availability of distributable profits for the period and does not give rise to any contractual obligation of the Company to deliver cash or other financial assets.

At the Extraordinary General Meeting held on February 19, 2025, the issuance of 35,466,285 Class D preferred shares was approved at an issuance price of R$400,000, of which R$20,000 was allocated to share capital and R$380,000 was allocated to the capital reserve. The issuance forms part of the Shareholders’ Agreement entered into between the Company and the investment fund “LCM BIGBANG FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA RESPONSABILIDADE LIMITADA.” The transaction was carried out through the contribution of the shares of Banco Agibank S.A. that the investment fund had acquired on December 27, 2024. As a result, from that date the Company came to hold 100% of the equity interest in Banco Agibank S.A. (95.7% as of December 31, 2025 — see Note 2.a). The share issuance, together with the increase in ownership interest in Banco Agibank S.A., resulted in a change of R$124,961 between controlling and non-controlling interests.

On October 1, 2025, Banco Agibank acquired the non-controlling interests in the company’s Agibank Corretora de Seguros Ltda., Telecontato Call Center e Telemarketing Ltda., and Hypeflame Tecnologia e BigData Ltda. Additionally, its wholly-owned subsidiary, Agibank Corretora de Seguros Ltda., acquired equity interests in the companies Agiplan Serviços de Cobrança Ltda., and Neo Núcleo de Excelência Operacional Ltda. The Net Impact of the movement was R$7,263.

At the Extraordinary General Meeting held on October 27, 2025, the increase of AGI Financial Holding’s share capital in the amount of R$53,873 thousand was approved, through the partial capitalization of the amounts recorded as interest on equity payable, with the issuance of 15,050 thousand registered shares. Of these, 528 thousand were Class A preferred shares with a nominal value of R$1,892 each, and 14,522 thousand were Class E preferred shares with a nominal value of R$51,981 each.

At the Extraordinary General Meeting held on December 30, 2025, the increase of the Company’s share capital in the amount of R$877,101 thousand was approved, without the issuance of new shares, through the capitalization of retained earnings for the period, legal reserve, statutory reserve and reserve for mandatory dividends not distributed, based on the interim balance sheet dated November 30, 2025.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

(c)	Usufruct dividends

On June 28, 2024, a usufruct agreement was executed between the Bank and the Company, pursuant to which dividends and interest on capital declared by the Bank are paid directly to the shareholders of the Company. Although the Company remains the legal owner of the shares of the Bank, the shareholders of the Company are entitled to receive such distributions during the term of the agreement. These amounts distributed by the Bank directly to the shareholders of the Company were recorded as a reduction in retained earnings. As of December 31, 2025, the Board of Directors approved interest on capital in the amount of R$237,571.

(d)	Earnings per share

Earnings per share are calculated by dividing profit for the period attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding, considering the potential conversion of preferred shares into ordinary shares. As the effect of such conversion would increase, rather than decrease, earnings per share, these preferred shares are considered antidilutive and, therefore, are not included in the calculation of diluted earnings per share. The number of ordinary shares in issue by the Company following the corporate reorganization is presented retroactively for purposes of calculating earnings per share in all periods presented.

	December 31, 2025	December 31, 2024	December 31, 2023
Continuing operations:
Net income attributable to owners of the parent company	1,037,833	791,014	421,991
Net income attributable to common shares	514,043	419,093	223,578
Net income attributable to preferred shares	523,790	371,920	198,413
Weighted average number of outstanding shares following the corporate reorganization	823,452,977	789,268,910	789,268,910
Common	418,168,922	418,168,922	418,168,922
Preferred	405,284,055	371,099,988	371,099,988

Basic and diluted earnings per share – R$
Common	1.23	1.00	0.53
Preferred	1.59	1.00	0.53

Net income attributable to preferred shares represents the portion of the Company’s profit for the period allocated to holders of preferred shares in accordance with the specific economic rights applicable to each class of preferred shares.

For the year ended December 31, 2025 and 2024, all classes of preferred shares participate in profits on a basis equivalent to common shares.

The allocation of earnings among classes of equity instruments is based solely on distributable profits for the period and does not result in fixed, cumulative or guaranteed returns. Accordingly, amounts attributed to preferred shares are presented as a component of profit attributable to equity holders of the Company.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

16.	Net Interest Income

	For the Year Ended December 31,
	2025	2024	2023
Interest income using the effective interest method
Fixed income securities	550,767	423,493	279,057
Loans and advances - Credit institutions	166,814	44,218	44,617
Loans and advances - Customers	8,804,905	6,197,611	4,385,449
Total income	9,522,486	6,665,322	4,709,123

Interest expense using the effective interest method
Customer deposits	(2,557,849)	(1,772,029)	(1,269,577)
Assignment of financial assets	(1,525,389)	(615,274)	(491,458)
Contributions to the Credit Guarantee Fund	(879,768)	(331,393)	(124,286)
Interbank deposits	(32,010)	(7,772)	(114)
Interest expense on loans and borrowings	(81,156)	(44,385)	-
Total expense	(5,076,172)	(2,770,853)	(1,885,435)
Net interest income	4,446,314	3,894,469	2,823,688

17.	Operating Expenses and other Revenues

(a)	Commissions, banking fees and other revenues from services

	For the Year Ended December 31,
	2025	2024	2023
Banking fees	133,376	97,526	67,203
Brokerage commissions	716,800	405,045	110,444
Other revenue commissions	18,359	23,276	18,314
IT development services	-	1,080	1,311
Total	868,535	526,927	197,272

(b)	Selling, General and Administrative Expenses

	For the Year Ended December 31,
	2025	2024	2023
Advertising expenses	(28,133)	(45,908)	(23,509)
Communication expenses	(27,925)	(27,409)	(24,944)
Financial system service expenses	(434,464)	(387,418)	(273,859)
Maintenance expenses	(35,805)	(36,779)	(31,063)
Promotion expenses	(5,995)	(9,024)	(10,863)
Data processing (rental and maintenance expenses)	(165,178)	(126,856)	(89,782)
Technical services expenses	(329,622)	(310,713)	(243,170)
Travel expenses	(10,857)	(12,901)	(6,653)
Administrative expenses	(12,854)	(9,406)	(7,735)
Legal expenses	(192,360)	(233,763)	(138,415)
Other general and administrative expenses	(67,571)	(25,660)	(25,699)
Total selling, general and administrative expenses	(1,310,764)	(1,225,837)	(875,692)

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

(c)	Personnel Expenses

	For the Year Ended December 31,
	2025	2024	2023
Compensation Expenses	(243,867)	(217,036)	(232,593)
Benefits	(140,145)	(119,451)	(103,750)
Other personal expenses	(4,482)	-	-
Social security costs	(136,180)	(112,378)	(102,406)
Total Personnel Expenses	(524,674)	(448,865)	(438,749)

(d)	Tax Expenses

	For the Year Ended December 31,
	2025	2024	2023
Tax on Services (ISS)	(12,559)	(5,457)	(3,895)
Social Integration Program (PIS)	(62,139)	(53,367)	(33,953)
Tax for Social Security Financing (Cofins)	(336,111)	(288,745)	(187,586)
Other tax expenses	(92,995)	(82,400)	(50,613)
Total Tax Expenses	(503,804)	(429,969)	(276,047)

18.	Other income (expenses), net

	For the Year Ended December 31,
	2025	2024	2023
Credit assignment results	-	8	-
Non-operating income	807	760	7,211
Addition/reversal of other provisions	1,913	2,966	(373)
Interest on lease liabilities	(31,607)	(33,388)	(22,278)
Tax Incentive (1)	46,513	39,140	24,272
Partnership Program Expense (2)	(51,654)	(43,166)	(4,302)
Other operating expense	(5,617)	(23,870)	(11,704)
Total Other income (expense), net	(39,645)	(57,550)	(7,174)

(1) The Company receives a municipal tax incentive related to the local services tax (“ISS”), which reduces the effective tax rate on certain service revenues. The incentive is granted for a fixed 10-year period, subject to ongoing compliance with operational requirements, and the amounts may vary depending on service volumes or changes in local rules.

(2) Related to partnership shares classified as financial instruments, in accordance with IAS 32 (note 19 b)

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

19.	Related parties

(a)	Compensation for key management personnel

For the years ended December 31, 2025, 2024 and 2023, the benefits provided in the form of fixed compensation to the Group’s key management, were as follows:

	December 31, 2025	December 31, 2024	December 31,2023
Remuneration	29,255	50,162	29,170
Social charges	6,582	11,286	6,563
Total	35,837	61,448	35,733

The Group does not provide long-term benefits, employment contract termination benefits or share-based compensation to its key management personnel.

(b)	Partnership program

On July 1, 2019, the Partnership Program was approved at the Extraordinary General Meeting, allowing managers and employees to participate in the Group’s increase in net assets by purchasing preferred shares. The purchase and sale value of the shares was initially defined as the Bank’s net assets per share (subsequently change to the Company’s net assets per share), based on the most recent available audited financial statements, with a payment term of 60 months. A participant leaving the Group’s employment has the right to sell their shares to the Bank, also at net assets per share, calculated based on the most recent audited financial statements available immediately before the repurchase request.

As the shares are redeemable at the option of the holder, the Group does not have the legal right to avoid cash payment and so has classified the preferred shares issued under the Partnership program as a liability in accordance with IAS 32 Financial Instruments: Presentation.

In 2022, a new Partnership Program was launched, allowing managers and employees to become shareholders of the Company through a contract related to the purchase of shares. The purchase value of the shares was based on the Group’s last fundraising round with third party investors, per share, adjusted by the TLP interest rate index until payment is settled by the employee. The Company retains the right to repurchase these shares, and the repurchase price is determined based on the growth in the Company’s net assets between the grant date and the relevant tranche period.

On December 31, 2025, the receivable balance from participants was R$96,252 (R$62,484 as of December 31, 2024 and R$ 3,586 as of December 31, 2023), as disclosed in the note 11 – “Other Assets”.

On December 31, 2025, the Partnership program liability was R$163,561 (R$107,405 as of December 31, 2024 and R$15,213 as of December 31, 2025), as disclosed in Note 13 - Other liabilities. For year-end ended December 31, 2025, the Group recorded a financial expense related to the change in the value of the program participants' shares amounting to R$51,654 (R$43,166 as of December 31, 2024 and R$4,302 as of December 31, 2023), as disclosed in note 18 - Other income (expenses), net.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

20.	Non-cash items

The net cash generated by financing and investing activities includes only those transactions that impacted the Group’s cash. The table below shows investing and financing activities which did not involve the use of cash and/or cash equivalents:

	For the Year Ended December 31,
	2025	2024	2023
Additions to right-of-use assets	47,462	90,331	40,285
Total	47,462	90,331	40,285

21.	Sensitivity analysis

The following analysis estimates the potential impact on profit or loss of the Group financial instruments under hypothetical stress scenarios of the main market risk factors affecting each position.

As of December 31, 2025 and December 31, 2024, we identified that the principal market risk is linked to changes in fixed and floating-rate indices applicable to our financial assets and liabilities, which serve as the benchmarks for these positions. For the hypothetical stress scenarios, the reasonably possible risk variation considered an increase in 10% and a decrease in 10% in the benchmark interest rate.

The floating-rate indices are primarily tied to the CDI and SELIC index rate, which reflects the average interbank deposit rate in Brazil, and to the IPCA—Brazil’s broad national consumer price index, which measures overall Brazilian inflation and is published monthly by the Brazilian Institute of Geography and Statistics (IBGE). For floating rate instruments, the table below presents the sensitivity of 12 months of interest income/expense, considering no other changes during this period. For fixed rate instruments, the table presents the sensitivity of fair value in the hypothetical scenario. The Group has not identified any risks related to exchange rates or commodity fluctuations in assets or liabilities.

	For the year ended
	December 31,
	2025	2024
Inflation (IPCA) (1)	4.3%	4.8%
Interest rate (SELIC) (2)	14.9%	12.2%

Source:  IBGE and Brazilian Central Bank.

(1) The IPCA, compiled by the Brazilian Institute of Geography and Statistics (IBGE), is a comprehensive consumer price index. The inflation figure presented reflects the accumulated variation over the preceding 12-month period.

(2) The SELIC rate, recognized as Brazil’s risk-free benchmark, is established by the Central Bank and serves as the primary instrument for the implementation of national monetary policy.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Sensitivity analysis of changes in interest rates

			Interest Change Scenario
As of December 31, 2025	Rate Risk	Total portfolio	10%	(10%)
Financial Assets
Financial assets measured at amortized cost		42,521,279	(352,850)	352,850
Debentures	Fixed Rate	1,739,683	(10,745)	10,745
Debentures	CDI	3,941,507	51,111	(51,111)
Gross Credit Potfolio ¹	Fixed Rate	34,365,118	(378,095)	378,095
Government Securities – Other Countries (ICO)	Fixed Rate	1,511,277	(14,989)	14,989
Government Securities – Other Countries (KDB)	Fixed Rate	289,509	(2,103)	2,103
National Treasury Notes (NTN)	IPCA	94,070	384	(384)
Investment securities - National Treasury Bills (LTN)	Fixed Rate	256,000	(2,616)	2,616
Financial Treasury Bills (LFT)	SELIC	324,115	4,203	(4,203)
Financial assets measured at fair value through profit or loss		3,102,639	39,717	(39,717)
Financial Instruments - Derivatives	CDI	250,582	23,175	(23,175)
Investment securities - Financial Treasury Bills (LFT)	Selic	1,722,314	22,335	(22,335)
Investment securities - Financial Bills (LF)	CDI	210,891	2,735	(2,735)
Investment securities - National Treasury Bills (LTN)	Fixed Rate	646,754	(6,596)	6,596
Investment securities - National Treasury Notes (NTN)	Fixed Rate	139,335	(1,141)	1,141
Investments fund quotas¹	-	132,763	(791)	791

Financial Liabilities
Other Liabilities		(10,397,287)	161,526	(161,526)
Obligations related to credit assignments (Vert and FIDC)	Fixed Rate	(10,397,287)	161,526	(161,526)
Financial liabilities measured at amortized cost		(31,699,084)	(174,536)	174,536
Demand customer deposits	-	(345,801)	-	-
Funds from acceptances and issuance of securities	CDI	(6,152,941)	(79,891)	79,891
Time customer deposits	CDI	(8,025,775)	(109,627)	109,627
Debt issued and other borrowed funds	CDI	(530,311)	(6,877)	6,877
Time customer deposits	IPCA	(4,368,545)	(18,133)	18,133
Funds from acceptances and issuance of securities	Fixed Rate	(17,588)	176	(176)
Time customer deposits	Fixed Rate	(8,110,561)	87,870	(87,870)
Loans and borrowing	CDI	(667,089)	(8,651)	8,651
Debt issued and other borrowed funds	Fixed Rate	(229,027)	2,761	(2,761)
Repurchase agrements	CDI	(3,251,446)	(42,164)	42,164

(1) Based on the gross credit portfolio balance, excluding allowance for loan losses, purchase premium, and hedging effects.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

			Interest Change Scenario
As of December 31, 2024	Rate Risk	Total portfolio	10%	(10%)
Financial Assets
Financial assets measured at amortized cost		27,583,439	(270,796)	270,796
Financial Treasury Bills (LFT)	SELIC	104,192	1,129	(1,129)
Debentures	CDI	1,392,720	10,030	(10,030)
National Treasury Notes (NTN)	IPCA	90,866	419	(419)
Gross Credit Potfolio (1)	Fixed Rate	24,286,705	(265,398)	265,398
National Treasury Bills (LTN)	Fixed Rate	1,174,990	(12,729)	12,729
Government Securities – Other Countries (KDB)	Fixed Rate	533,966	(4,247)	4,247
Financial assets measured at fair value through other comprehensive income		14,394	156	(156)
Securities - Financial Treasury Bills (LFT)	SELIC	14,394	156	(156)
Financial assets measured at fair value through profit or loss		1,105,089	46,349	(46,349)
Financial Instruments - Derivatives	CDI	407,994	39,330	(39,330)
Investment securities - Financial Treasury Bills (LFT)	Selic	555,577	5,991	(5,991)
Investment securities - Financial Bills (LF)	CDI	1,073	12	(12)
Investments fund quotas	-	140,445	1,016	(1,016)

Financial Liabilities
Obligations related to credit assignments		(4,459,629)	79,518	(79,518)
Obligations related to credit assignments (Vert and FIDC)	Fixed Rate	(4,459,629)	79,518	(79,518)
Financial liabilities measured at amortized cost		(20,841,533)	(59,460)	59,460
Demand customer deposits	-	(320,208)	-	-
Exchange Acceptance Resources	CDI	(3,227,072)	(35,035)	35,035
Time customer deposits	CDI	(5,444,101)	(62,669)	62,669
Loans and borrowing	CDI	(480,103)	(5,201)	5,201
Debt issued and other borrowed funds	CDI	(269,173)	(2,916)	2,916
Time customer deposits	IPCA	(4,486,875)	(20,673)	20,673
Exchange Acceptance Resources	Fixed Rate	(28,913)	278	(278)
Time customer deposits	Fixed Rate	(6,325,758)	63,872	(63,872)
Debt issued and other borrowed funds	Fixed Rate	(253,109)	2,825	(2,825)
Repurchase agrements	Fixed Rate	(6,221)	59	(59)

(1) Based on the gross credit portfolio balance, excluding allowance for loan losses, purchase premium, and hedging effects.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

22.	Capital Management

The assessment of capital adequacy is based on Agibank's strategic planning, supported by the economic-financial budget, which is based on the following assumptions: the projection of asset growth, based on the estimated credit offering; estimated delinquency and collection; projection of liabilities necessary for the sustainable maintenance of liquidity given the need for asset growth, including the number of employees, technology level, and also the revenues and expenses, whether operational or administrative, expected to occur according to the anticipated evolution of the operations.

	As of December 31,
Capital Adequacy	2025	2024
Referential Equity (PR)	3,876,865	2,443,053
Referential Equity - Tier I	3,549,410	2,077,838
Referential Equity - Tier II	327,455	365,215
Risk-Weighted Assets (RWA)	25,008,421	17,481,130
Credit Risk (RWAcpad)	22,483,368	15,192,006
Market Risk (RWAmpad)	227,428	9,290
Operational Risk (RWAopad)	2,297,625	2,279,834
Banking Risk (RBAN)	699,475	942,939
Full Exposure	48,936,525	30,034,082
Capital Adequacy Ratio (PR/RWA)	15.50%	13.98%
Capital Adequacy Ratio (PR/RWA+RBAN)	15.08%	13.26%
Leverage Ratio	7.25%	6.92%

The minimum level for the Capital Adequacy Ratio required by the current regulation is 10.5%, according to CMN Resolution No. 4.958/21. As of December 31, 2025, Agibank has a capital margin of 4.58% (2.76% as of December 31, 2024).

	As of December 31,
Composition of Referential Equity (PR)	2025	2024
Equity	5,277,257	2,719,761
Prudential Adjustments to Tier 1 Capital	(1,956,689)	(641,923)
Referential Equity	3,320,568	2,077,838
Complementary Capital	228,842	-
Tier I	3,549,410	2,077,838
Instruments Eligible for Tier II	327,455	365,215
Tier II	327,455	365,215
Referential Equity	3,876,865	2,443,053

Agibank's Tier II Capital is composed of Subordinated Letters of Credits operations. As of December 31, 2025, the principal amounts to R$342,700, compared to R$372,700 on December 31, 2024. The balance of these operations stands at R$530,497 as of December 31, 2025, up from R$522,283 on December 31, 2024. There is no forecast for early repurchase of these operations.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

					As of December 31,
Financial Instrument	Principal	Issuance	Maturity	Remuneration	2025	2024
Subordinated Letters of Credits	30,000	May/19	Apr/25	11.7%	-	55,641
Subordinated Letters of Credits	20,000	Apr/20	Apr/26	10.5%	35,200	31,865
Subordinated Letters of Credits	15,000	nov/21	nov/27	CDI + 4%	28,680	24,127
Subordinated Letters of Credits	300	May/22	Jun/29	16.9%	523	448
Subordinated Letters of Credits	2,900	May/22	May/29	CDI + 4%	5,166	4,346
Subordinated Letters of Credits	39,300	May/22	May/29	16.4% a 16.7%	67,971	58,401
Subordinated Letters of Credits	900	Jun/22	Jun/29	CDI + 4%	1,587	1,335
Subordinated Letters of Credits	600	Jun/22	Jun/29	17.3% a 17.6%	1,058	902
Subordinated Letters of Credits	10,200	Jun/22	Jun/29	17% a 17.4%	17,800	15,211
Subordinated Letters of Credits	1,500	Jun/22	jul/29	17.3% a 17.6%	2,627	2,239
Subordinated Letters of Credits	92,700	Jul/22	Jul/29	CDI + 4%	161,666	136,010
Subordinated Letters of Credits	58,200	Jul/22	Jul/29	17.3% a 17.6%	101,753	86,616
Subordinated Letters of Credits	1,200	Jul/22	Jul/29	17% a 17.4%	2,095	1,786
Subordinated Letters of Credits	99,900	Mar/24	Mar/34	CDI + 2.9%	104,372	103,356
Total	372,700				530,498	522,283

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

23.	Risk Management and Financial Instruments

The Group considers risk management to be a fundamental strategic tool, carried out by an independent risk management unit, based on best market practices, with the objective of ensuring that the risks to which the institution is exposed are managed according to the risk appetite, policies, and established procedures. Monitoring is conducted through daily reports delivered to the Executive Officers and key leadership, with performance comments and exposure statements in relation to the limits set institutionally, always prioritizing proactivity in managing these risks.

(a) Credit Risk: Refers to the possibility of losses resulting from the failure of the borrower, issuer, or counterparty to fulfill their respective financial obligations under the agreed terms. The risk management area conducts daily stress tests on the credit portfolio, measuring the impact of increased delinquency on the company’s results and other risk indicators.

(b) Market Risk: The possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, as well as its financial margins, including risks from transactions subject to currency variation, interest rates, indexes, stock prices, and commodity prices. Market risk control is conducted through standardized procedures and in accordance with corporate policies. The allocation of available resources from the Bank and controlled companies are always made with the goal of mitigating exposure to market risk.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

(c) Liquidity Risk: The possibility of imbalances between tradable assets and payable liabilities that could affect the institution's ability to meet its payment obligations, considering different currencies and settlement terms for its rights and obligations. Liquidity risk monitoring is performed daily based on established indicators, cash flow, and stress scenarios.

(d) Operational Risk: The possibility of losses resulting from failure, deficiency, or inadequacy of internal processes, people, and systems, or from external events. It includes legal risk associated with inadequacy or deficiencies in contracts signed by the institution, as well as sanctions for non-compliance with legal provisions and compensation for third-party damages arising from the institution's activities. The evaluation of operational risks is conducted to ensure the quality of the control of the environment, adhering to internal guidelines and current regulations. Matters related to operational risk are reported through monthly reports to senior management and specific reports to area managers.

(e) Credit risk management and allowance for expected credit losses

Credit risk management objectives and strategies:

i.	Credit Risk Exposure

Agibank’s credit risk exposures primarily originate from secured operations, particularly payroll products, where the primary risk relates to events such as death or suspension of social security benefits. For unsecured products, the risk stems from potential customer default, mitigated through policies that prioritize transactions with clients maintaining an active banking relationship, such as salary deposits with the institution.

ii.	Risk Management Objectives, Policies and Processes

The objective of credit risk management is to ensure portfolio quality and preserve financial soundness, maintaining delinquency levels within the risk appetite defined by the Executive Board in the Risk Appetite Statement (RAS). Policies and processes include credit analysis based on internal models, risk classification, establishment of limits by client and segment, continuous exposure monitoring, and provisioning practices in compliance with Central Bank regulations and IFRS 9.

iii.	Measurement and Monitoring

Measurement methods encompass internal models for calculating Probability of Default (PD), Loss Given Default (LGD), and Exposure at Default (EAD), in addition to stress testing to assess portfolio resilience under adverse scenarios. Model monitoring is performed on an ongoing basis through periodic validation, backtesting, and performance analysis, ensuring that underlying assumptions remain aligned with observed data and that models maintain predictive capability amid changes in portfolio behavior and macroeconomic conditions. Key indicators monitored include the non-performing loan ratio (NPL), coverage ratio, sector concentration, internal ratings, and provisioning levels, which enable assessment of clients’ repayment capacity and adequacy of provisions relative to assumed risk.

iv.	Changes from Prior Period

During the current period, there were no material changes in credit risk management policies or processes compared to the prior year, maintaining the strategy of concentration in secured products and mitigation through banking relationship.

v.	Governance Structure

Credit risk governance is organized into multiple layers to ensure effective oversight and compliance, including:

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

• Credit Committee – responsible for defining strategies and lending policies.

• Risk Committee – overseeing regulatory indicators and adherence to the risk appetite.

• Credit Risk Management Department – an independent unit ensuring portfolio quality.

• Chief Risk Officer (CRO) – accountable for governance oversight and reporting to the Executive Board.

These governance structures ensure exposures are monitored, measured, and maintained within established limits, with processes regularly reviewed to ensure regulatory compliance and alignment with best market practices.

24.	Subsequent Events

In December 2025, the INSS announced a precautionary suspension of new payroll loan deductions under ACT No. 106/2025 (Banco Agibank) and ACT No. 221/2025 (Agi Financeira) following a CGU audit. The suspension was lifted on January 12, 2026, after a settlement with the INSS that fully reinstated the ability to process new payroll loan deductions, subject to enhanced compliance obligations and oversight. Under the settlement, the Company agreed, among other matters, to strengthen controls, review past transactions, make applicable refunds and pay a compensatory amount of R$1.0 million. Failure to comply may result in renewed suspensions, penalties and other administrative measures.

On February 11, 2026, AGI Inc.’s initial public offering (IPO) was declared effective. On February 12, 2026, 20,000,000 Class A common shares (or up to 23,000,000 Class A common shares if the underwriters’ option to purchase additional shares is exercised in full) began trading on the New York Stock Exchange. In connection with the IPO, AGI Inc. issued and sold 20 million shares of Class A common stock, par value US$12. As part of the transaction, all shares of AGI Financial Holding S.A. were contributed to AGI Inc. at an exchange ratio of 6.15:1, as a result of which AGI Financial Holding S.A. became a wholly owned subsidiary of AGI Inc.

In March 2026, Agibank launched Agibank Asset Management Ltda. (“Agi Asset”), a new business vertical focused on asset management and private credit products. The initiative marks the beginning of the Bank’s expansion into wholesale banking activities, leveraging its credit expertise to structure receivables funds (FIDCs) and promote corporate access to capital markets. Headquartered in São Paulo, Agi Asset applies advanced technology and artificial intelligence to enhance credit analysis efficiency.

On April 27, 2026, Agibank completed the issuance of R$ 2.5 billion in senior quotas in the 1st issuance of Class A of the Agibank II Limited Liability Credit Rights Investment Fund (FIDC), with a maturity of 120 months, remuneration of CDI + 1.05% per year, and backed by credit rights arising from INSS payroll-deductible loans. The fund was established as a closed-end condominium with limited liability, administered by Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A., managed by Oliveira Trust Servicer S.A., and co-managed by Agibank Asset Management LTDA.

On April 29, 2026, the Brazilian Federal Court of Accounts (TCU) issued a ruling indicating the temporary suspension of the granting of new personal loans, credit card loans, and credit card loans with INSS benefits across the entire market, until INSS security measures and internal controls are implemented. If implemented, this measure could affect all INSS operations with all banks, not just those with Agi.

