Form 20-F/A
period 2025-12-31
AGI Inc
filed 2026-11-12
CIK 2081206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐ No ☒

EXPLANATORY NOTE

AGI Inc is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to its annual report on Form 20-F for the fiscal year ended December 31, 2025, originally filed with the Securities and Exchange Commission on April 30, 2026 (the “Original Filing”), to correct certain line items of its consolidated statements of cash flow, as described in note 2.2 to the consolidated financial statements included herein. The corrections had no effect on the consolidated statements of financial position, statements of income, statements of comprehensive income or statements of changes in equity.

Except as described above, this Amendment speaks as of the date of the Original Filing, does not reflect events occurring after the Original Filing and does not modify or update other disclosures in the Original Filing. This Amendment should be read together with the Original Filing and our other filings with the SEC.

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

Ensuring that we have effective disclosure controls and procedures and internal controls over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be re-evaluated frequently. Our internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Beginning with our second annual report on Form 20-F after we become a company whose securities are publicly listed in the United States, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to make a formal assessment of the effectiveness of our internal controls over financial reporting, and to include an attestation report on internal controls over financial reporting issued by our independent registered public accounting firm. See “Item 15. Controls and Procedures—A. Disclosure Controls and Procedures”. Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. We cannot assure you that there will not be additional material weaknesses or significant deficiencies in our internal controls over financial reporting in the future. Any failure to maintain internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition, or results of operations.

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

The following table shows our average balances for each major category of interest-earning assets or interest-bearing liabilities, interest earned or paid on such assets or liabilities, and average yield rate earned or paid on such assets or liabilities, in each case as of each of the dates and for each of the periods presented:

	As of and For the Year Ended December 31,
	2025			2024			2023
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Interest-Earning Assets and Interest Income:
Debt instruments including repurchase agreements and other fixed-income securities	3,719.9	481.0	12.9%	1,888.6	182.4	9.7%	1,444.3	192.3	13.3%
Debentures	3,195.1	372.3	11.7%	1,073.8	363.7	33.9%	646.2	241.8	37.4%
Loans and advances to customers	31,053.1	8,804.9	28.4%	20,348.5	6,197.6	30.5%	13,215.6	4,385.4	33.2%
Total average interest-earning assets, total interest income and gross yield	37,968.1	9,658.2	25.4%	23,310.9	6,743.7	28.9%	15,306.1	4,819.5	31.5%
Interest-Bearing Liabilities and Interest Expense:
Customer deposits	19,739.9	2,589.9	13.1%	15,345.7	1,779.8	11.6%	10,734.6	1,269.7	11.8%
Loans and borrowing	572.5	81.2	14.2%	115.7	44.4	38.4%	—	—	—
Exchange acceptance resources, debt issued and other borrowed funds	5,823.3	852.2	14.6%	2,583.1	310.5	12.0%	795.3	109.7	13.8%
Obligations relating to credit assignment	6,900.4	1,525.4	22.1%	3,057.5	615.3	20.1%	2,324.6	491.5	21.1%
Total average interest-bearing liabilities, total interest expense and gross rate	33,036.1	5,048.7	15.3%	21,102.0	2,750.0	13.0%	13,854.5	1,870.9	13.5%

The following table presents our net interest income and net yields for each of the periods indicated:

	For the Years Ended December 31,
	2025	2024	2023
	(in millions of R$, except percentages)
Net interest income(1)	4,446.3	3,894.5	2,823.7
Net yield(2)	11.7%	16.7%	18.4%

(1)	We calculate net interest income as total interest earned from interest-earning assets less total interest borne from interest-bearing liabilities.
(2)	Net yield is calculated as net interest income divided by total average interest-earning assets. Our total average interest-earning assets is disclosed in the immediately preceding table and amounted to R$37.968.1 million as of December 31, 2025, R$23,310.9 million as of December 31, 2024 and R$15,306.1 million as of December 31, 2023.

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

	For the Years Ended December 31,
	2025/2024			2024/2023
	Increase (decrease) due to changes in(1)
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Interest-Earning Assets:
Debt instruments including repurchase agreements and other fixed-income securities	176.9	121.7	298.6	59.2	(69.1)	(9.9)
Debentures	718.5	(709.8)	8.7	160.0	(38.1)	121.9
Loans and advances to customers	3,260.3	(653.0)	2,607.3	2,366.9	(554.7)	1,812.2
Interest-Bearing Liabilities:
Customer deposits	509.6	300.4	810.1	545.4	(35.3)	510.1
Loans and borrowing	175.2	(138.4)	36.8	—	44.4	44.4
Exchange acceptance resources, debt issued and other borrowed funds	389.4	152.3	541.8	246.6	(45.8)	200.8
Obligations relating to credit assignment	773.3	136.8	910.1	155.0	(31.2)	123.8

(1)	We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume.

Investments in Debt Securities

The following table shows the carrying amounts and maturity of our debt securities not carried at fair value through earnings as of December 31, 2025:

	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total
	(in millions of R$)
Government securities—Brazil (Letra Financeira do Tesouro / CDI)	324.1	—	—	—	324.1
Government securities—Brazil (Nota do Tesouro Nacional/ IPCA)	94.1	—	—	—	94.1
Government securities—Brazil (Letra do Tesouro Nacional/ Fixed Rate)	256.0	—	—	—	256.0
Debentures and promissory notes	189.7	3,361.8	2,129.6	—	5,681.1
Government securities—other countries (Korea Development Bank)	289.5	—	—	—	289.5
Government securities—other countries (Official Credit Institute of Spain (Instituto de Crédito Oficial))	1,511.3	—	—	—	1,511.3
Total	2,664.7	3,361.8	2,129.6	—	8,156.1

The following table shows the carrying amounts and maturity of our debt securities not carried at fair value through earnings as of December 31, 2024:

	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total
	(in millions of R$)
Government securities—Brazil	71.3	1,313.1	—	—	1,384.4
Government securities—other countries	266.4	267.6	—	—	534.0
Debentures and promissory notes	1,392.7	—	—	—	1,392.7
Total	1,730.4	1,580.7	—	—	3,311.1

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

The following table shows the weighted average yields of our debt securities not carried at fair value through earnings as of December 31, 2024. We calculate weighted average yield as the weighted average of the yields on the securities, weighted by their respective outstanding principal amounts:

	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total
Government securities—Brazil	0.01%	0.20%	—	—	0.19%
Government securities—other countries	7.79%	8.64%	—	—	8.22%
Debentures and promissory notes	34.99%	—	—	—	34.99%

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

The following table presents such key business metrics as of the dates and for the years indicated:

	As of and For the Year Ended December 31,
	2025	2024	2023
	(in millions of R$, except as otherwise indicated)
Operating Metrics
Active clients (in millions)(1)	6.7	3.9	2.7
Smart Hubs (#)	1,111	1,006	901
ARPAC(2) (in R$)	1,966.9	2,246.0	2,137.7
Portfolio Metrics
Total loans to customers(3)	34,855.0	24,223.6	16,153.4
Total loans to customers growth	43.9%	50.0%	56.9%
Gross credit origination(4)	29,918.2	22,852.6	15,366.4
Credit loss allowance expenses/credit portfolio(5)	5.6%	5.6%	6.0%
NPL(6)	3.7%	3.0%	3.9%
Performance
Total revenues(7)	10,694.2	7,284.4	4,987.6
Revenue growth	46.8%	46.0%	50.1%
Risk-Adjusted NIM(8)	8.1%	11.9%	13.2%
Efficiency ratio(9)	40.6%	46.5%	51.5%
Net income for the period/year	1,046.6	794.4	426.1
ROAE(10)	35.8%	44.0%	37.4%
ROAA(11)	2.7%	3.3%	2.7%
Balance Sheet and Capital
Total funding(12)	38,923.8	25,414.3	16,974.1

	As of and For the Year Ended December 31,
	2025	2024	2023
	(in millions of R$, except as otherwise indicated)
Total equity	3,276.9	2,476.7	1,305.2
Basel regulatory capital ratio(13)	15.5%	14.0%	14.1%
Market Metrics
Market Share – Social security benefit loans(14)	9.0%	6.4%	4.7%

(1)	We define “active clients” as clients that have any of the following products during any period: checking account, payroll credit, paycheck-linked personal loans, FGTS-backed secured loans, credit or debit cards, payroll credit card or any kind of insurance.
(2)	We define annual average revenue per active client, or ARPAC, as total revenues for the last four fiscal quarters preceding the date of calculation divided by the average number of active clients for the last five fiscal quarters preceding the date of calculation.
(3)	We define loans to customers as the gross balance of our credit portfolio, which is primarily composed of personal credit, payroll loans, payroll credit card loans, and credit card loans.

(4) We define gross credit origination as all new credit agreements generated, including new loans issued during the period and refinancings of existing loans that were originated in prior periods.

(5)	We define credit loss allowance expenses/credit portfolio as expected credit losses for the last four fiscal quarters preceding the date of calculation divided by the average credit portfolio over the last five fiscal quarters preceding the date of calculation. For 2023, we consider the average credit portfolio as of December 31 for the last two fiscal years due to the lack of quarterly financial data for these periods.
(6)	We define our non-performing loans rate, or NPL, as the sum of our non-performing loans (i.e., loans classified as such because the borrower has missed scheduled payments (principal and interest) for 90 days), divided by the total credit portfolio for the period.
(7)	We define total revenues as interest income using the effective interest method, plus gain on financial assets at fair value through profit or loss and commissions, banking fees, and other revenues from services.
(8)	We define Risk-Adjusted NIM as net interest income for the four fiscal quarters preceding the date of calculation plus expected credit losses for the four fiscal quarters preceding the date of calculation divided by the average interest bearing assets over the five fiscal quarters preceding the date of calculation. For 2023, we consider the average interest bearing assets as of December 31 for the respective fiscal years preceding the date of calculation due to the lack of available quarterly financial data for these periods. Risk-Adjusted NIM is a non-IFRS financial measure. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures” for additional information. A reconciliation of our Risk-Adjusted NIM to its most directly comparable IFRS measure, net interest income, can be found below under “—Non-IFRS Financial Measures and Reconciliations.”
(9)	We define efficiency ratio as non-bank expenses during a specific period divided by operating revenues during such period. Non-bank expenses is defined as the sum of (i) personnel expenses, (ii) selling, general and administrative expenses, (iii) depreciation and amortization, and (iv) other income (expenses), net. Operating revenues is defined as the sum of (i) net interest income, (ii) gain on financial assets at fair value through profit or loss, (iii) commissions, banking fees and other revenues from services, net of (iv) tax expenses.
(10)	We define return on average equity, or ROAE, as net income for the four fiscal quarters preceding the date of calculation divided by average equity for the five fiscal quarters preceding the date of calculation. For 2023, we consider the average equity as of December 31 for the respective fiscal years preceding the date of calculation due to the lack of available quarterly financial data for these periods.
(11)	We define return on average assets, or ROAA, as net income for the four fiscal quarters preceding the date of calculation divided by average assets for the five fiscal quarters preceding the date of calculation. For 2023, we consider the average assets as of December 31 for the respective fiscal years preceding the date of calculation due to the lack of available quarterly financial data for these periods.
(12)	We define total funding as the amount of liabilities used to finance our operations, composed of demand customer deposits, time customer deposits, funds from acceptance and issuance of securities, debt issued and other borrowed funds, loans and borrowing, investment securities, interbank transactions and obligations related to credit assignment (securitizations). For more information, see notes 6.5 and 14 to our financial statements included elsewhere in this annual report.

(13)	For a discussion of our calculation of our Basel regulatory capital ratio, please refer to “—Liquidity and Capital Resources—Overview.”
(14)	According to the Central Bank of Brazil as of each date of calculation.

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

Interest expense using the effective interest method reflects the cost of funding those assets. The largest component is the rate we pay on time customer deposits (including CDBs) and demand customer deposits, which form the core of our retail funding base. We also incur expenses on securitizations of financial assets, interest on financial bills issued, statutory payments to the FGC, interest on interbank deposits and interest expenses on our loans and borrowing. The table below sets forth the main components of our net interest income for the periods/years indicated:

	For the Years Ended December 31,
	2025	2025	2024	2023
	(in millions of US$(1)	(in millions of R$)
Fixed income securities	100.1	550.8	423.5	279.1
Loans and advances – Credit institutions	30.3	166.8	44.2	44.6
Loans and advances – Customers	1,600.2	8,804.9	6,197.6	4,385.4
Total income	1,730.6	9,522.5	6,665.3	4,709.1
Customer deposits	(464.9)	(2,557.8)	(1,772.0)	(1,269.6)
Assignment of financial assets	(277.2)	(1,525.4)	(615.3)	(491.5)
Contributions to the Credit Guarantee Fund	(5.0)	(27.6)	(20.9)	(14.6)
Interest expense on financial bills issued	(154.9)	(852.2)	(310.5)	(109.7)
Interbank deposits	(5.8)	(32.0)	(7.8)	(0.1)
Interest expense on loans and borrowing	(14.7)	(81.2)	(44.4)	—
Total expense	(922.5)	(5,076.2)	(2,770.9)	(1,885.4)
Net interest income	808.1	4,446.3	3,894.4	2,823.7

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2025 have been translated to U.S. dollars using an exchange rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

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

	For the Year Ended December 31,
	2025	2025	2024	2023
	(in millions of US$(1)	(in millions of R$)
Advertising expenses	(5.1)	(28.1)	(45.9)	(23.5)
Communication expenses	(5.1)	(27.9)	(27.4)	(24.9)

	For the Year Ended December 31,
	2025	2025	2024	2023
	(in millions of US$(1)	(in millions of R$)
Financial system service expenses	(79.0)	(434.5)	(387.4)	(273.9)
Maintenance expenses	(6.5)	(35.8)	(36.8)	(31.1)
Promotion expenses	(1.1)	(6.0)	(9.0)	(10.9)
Data processing (rental and maintenance expenses)	(30.0)	(165.2)	(126.9)	(89.8)
Technical services expenses	(59.9)	(329.6)	(310.7)	(243.2)
Travel expenses	(2.0)	(10.9)	(12.9)	(6.7)
Administrative expenses	(2.3)	(12.9)	(9.4)	(7.7)
Legal expenses	(35.0)	(192.4)	(233.7)	(138.4)
Other general and administrative expenses	(12.2)	(67.5)	(25.7)	(25.7)
Total selling, general and administrative expenses	(238.2)	(1,310.8)	(1,225.8)	(875.8)

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2025 have been translated to U.S. dollars using an exchange rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

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

Tax expenses

Tax expenses include the municipal ISS tax and the federal PIS and COFINS taxes, which are calculated on gross revenue, plus other transaction-based taxes grouped in other tax expenses. The following table presents the components of our tax expenses for each of the periods/years indicated:

	For the Year Ended December 31,
	2025	2025	2024	2023
	(in millions of US$(1)	(in millions of R$)
Tax on services (ISS)	(16.9)	(93.0)	(82.4)	(50.6)
Social Integration Program (PIS)	(11.3)	(62.1)	(53.4)	(34.0)
Tax for Social Security Financing (COFINS)	(61.1)	(336.1)	(288.7)	(187.6)
Other tax expenses	(2.3)	(12.6)	(5.5)	(3.9)
Total	(91.6)	(503.8)	(430.0)	(276.1)

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2025 have been translated to U.S. dollars using an exchange rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

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

Interest expense using the effective interest method

Interest expense using the effective interest method was R$5,076.2 million in the year ended December 31, 2025, an increase of R$2,305.3 million, or 83.2%, from R$2,770.9 million in the year ended December 31, 2024. This increase was mainly due to (i) an increase of R$785.8 million, or 44.3%, in expenses with time customer deposits (principally certificates of deposit distributed by investment brokers in Brazil) driven by the need to fund the growth of our credit portfolio, (ii) an increase of R$910.1 million, or 147.9%, in expenses from assignment of financial assets driven by a greater volume of financing transactions undertaken in the year ended December 31, 2025 than in the year ended December 31, 2024 and further diversification of our sources of funding and (iii) an increase of R$541.8 million, or 174.5%, in interest expense on financial bills issued. These increases reflect the expansion of our funding base in the year ended December 31, 2025, broadly in line with the pace of our credit portfolio growth.

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

Tax expenses.

Tax expenses were R$503.8 million in the year ended December 31, 2025, an increase of R$73.8 million, or 17.2%, from R$430.0 million in the year ended December 31, 2024, primarily due to increases in (i) tax for social security financing (COFINS), which increased by R$47.4 million, or 16.4%, from R$288.7 million in the year ended December 31, 2024 to R$336.1 million in the year ended December 31, 2025, and (ii) tax on services (ISS), which increased by R$10.6 million, or 12.9%, from R$82.4 million in the year ended December 31, 2024 to R$93.0 million in the year ended December 31, 2025. Both increases were primarily driven by an increase in interest income and services revenues in the year ended December 31, 2025 compared to the year ended December 31, 2024.

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

Interest expense using the effective interest method

Interest expense using the effective interest method was R$2,770.9 million in 2024, an increase of R$885.5 million, or 47.0%, from R$1,885.4 million in 2023. This increase was mainly due to (i) an increase of R$502.5 million, or 39.6%, in expenses with time customers deposits (principally certificates of deposit distributed by investment brokers in Brazil), driven by the need to fund the growth of our credit portfolio, (ii) a R$123.8 million, or 25.2%, increase in expenses related to the securitization of certain financial assets driven by a greater volume of financing transactions undertaken in 2024 than in 2023 and further diversification of our sources of funding, and (iii) an increase of R$200.8 million, or 183.0%, in interest expense on financial bills issued driven primarily by an increase in the size of our credit portfolio. These increases reflect the expansion of our funding base 2024, broadly in line with the pace of our credit portfolio growth.

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

Selling, general and administrative expenses were R$1,225.8 million in 2024, an increase of R$350.1 million, or 40.0%, from R$875.7 million in 2023, primarily due to increases in (i) financial system services expenses, which increased by R$113.5 million, or 41.4%, from R$273.9 million in 2023 to R$387.4 million in 2024, (ii) technical services expenses, which increased by R$67.5 million, or 27.8%, from R$243.2 million in 2023 to R$310.7 million in 2024, and (iii) legal expenses, which increased by R$95.3 million, or 68.8%, from R$138.4 million in 2023 to R$233.7 million in 2024 driven by an increase in provisions for civil proceedings to support our business given the growth in our credit portfolio and number of customers. Our asset-light model and extensive use of technology in business processes enabled us to limit the growth of selling, general and administrative expenses to a slower pace than the expansion of the credit portfolio and client base, which increased by 50.0% and 46.2%, respectively.

Tax expenses.

Tax expenses were R$430.0 million in 2024, an increase of R$154.0 million, or 55.8%, from R$276.0 million in 2023, primarily due to increases in (i) tax for social security financing (COFINS), which increased by R$101.1 million, or 53.9%, from R$187.6 million in 2023 to R$288.7 million in 2024, and (ii) tax on services (ISS), which increased by R$31.8 million, or 62.8%, from R$50.6 million in 2023 to R$82.4 million in 2024. Both the increase in our tax for social security financing (COFINS) and our tax on services (ISS) were primarily driven by the increase in our interest income and services revenues in 2024 compared to 2023.

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

The following table shows the generation and use of cash in the periods indicated:

	For the Year Ended December 31,
	2025 (Restated)	2024 (Restated)	2023 (Restated)
Cash Flow Data	(in millions of R$)
Net cash flows from (used in) operating activities	(463.2)	487.0	(33.3)
Net cash flows used in investing activities	(162.4)	(107.8)	(78.0)
Net cash flows from (used in) financing activities	84.1	572.8	(69.8)

Operating Activities

Our net cash flows used in operating activities were R$463.2 million in the year ended December 31, 2025, as compared to net cash flows from operating activities of R$487.0 million in the year ended December 31, 2024, representing a variation of R$950.1 million. Adjustments to reconcile net income to net cash used in operating activities totaled R$1,744.7 million in the year ended December 31, 2025, compared to R$1,424.8 million in the year ended December 31, 2024, mainly reflecting (i) an increase in expected credit losses of R$566.8 million, which totaled R$1,700.5 million in the year ended December 31, 2025, compared to R$1,133.7 million in the year ended December 31, 2024, driven by the growth of our credit portfolio, partially offset by (ii) an increase in deferred income tax and social contribution of R$223.4 million, which totaled R$410.4 million in the year ended December 31, 2025, compared to R$187.0 million in the year ended December 31, 2024, driven by temporary differences, mainly related to expected credit losses on our credit portfolio. Changes in operating assets and liabilities were primarily driven by higher financial assets and liabilities related to funding and credit operations.

Our net cash flows from operating activities were R$487.0 million in 2024 as compared to net cash flows used in operating activities of R$33.3 million in 2023, representing a variation of R$520.3 million. Adjustments to reconcile net income to net cash provided by operating activities totaled R$1,424.8 million in 2024, compared to R$1,021.4 million in 2023, mainly reflecting (i) an increase in the expected credit losses of R$345.6 million, which totaled R$1,133.7 million in 2024 compared to R$788.1 million in 2023, driven by the growth of our credit portfolio to R$24,223.6 million in 2024 compared to R$16,153.4 million in 2023, partially offset by (ii) an increase in deferred income tax and social contribution of R$121.1 million, which totaled R$187.0 million in 2024 compared to R$65.9 million in 2023, driven by temporary differences, mainly related to expected credit losses on our credit portfolio. Changes in operating assets and liabilities were primarily driven by higher financial assets and liabilities related to funding and credit operations.

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

Financing Activities

Our net cash flows from financing activities were R$84.1 million in the year ended December 31, 2025, compared to net cash flows from financing activities of R$572.8 million in the year ended December 31, 2024, representing a decrease of R$488.7 million. The decrease was primarily due to (i) a cash inflow from a sale of a non-controlling interest of R$400.0 million in 2024, which was Lumina’s investment in Banco Agibank, with no effects in 2025; (ii) an increase in payments of borrowings of R$228.2 million; (iii) interest paid on borrowings of R$42.2 million in 2025, with no effects in 2024; partially offset by (iv) the payments of usufruct dividends by Banco Agibank in the amount of R$179.8 million in 2024.

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

The following tables set forth information about the aggregate outstanding amount and maturity of financial liabilities at amortized cost, consisting of our time and demand customer deposits, loans and borrowing, funds from acceptances and issuance of securities, debt issued and other borrowed funds, interbank transactions and investment securities as of the dates indicated:

	As of December 31, 2025
	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
	(in millions of R$)
Demand customer deposits	345.8	—	—	—	345.8
Time customer deposits	8,923.1	10,556.1	1,025.6	—	20,504.8
Loans and borrowing	211.9	227.9	227.3	—	667.1
Funds from acceptances and issuance of securities	1,879.4	3,955.0	336.2	—	6,170.6
Debt issued and other borrowed funds	35.2	28.7	591.1	104.3	759.3
Interbank transactions	78.8	—	—	—	78.8
Debentures (1)	—	832.4	2,419.1	—	3,251.5
Total	11,474.2	15,600.1	4,599.3	104.3	31,777.9

(1)	Funding consisting of debentures that we sold under agreements to repurchase for the purpose of funding our operations.
	As of December 31, 2024
	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
	(in millions of R$)
Demand customer deposits	320.2	—	—	—	320.2
Time customer deposits	6,274.8	9,590.2	391.7	—	16,256.7
Loans and borrowing	243.2	—	237.0	—	480.2
Funds from acceptances and issuance of securities	720.8	2,425.8	109.4	—	3,256.0
Debt issued and other borrowed funds	55.6	56.0	307.3	103.4	522.3
Interbank transactions	113.1	—	—	—	113.1
Investment securities(1)	6.2	—	—	—	6.2
Total	7,733.9	12,072.0	1,045.4	103.4	20,954.7

(1)	Our investment securities relate to short-term funding consisting of Brazilian government securities that we sold under agreements to repurchase for the purpose of funding our operations.

	As of December 31, 2023
	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
	(in millions of R$)
Demand customer deposits	206.7	—	—	—	206.7
Time customer deposits	3,482.7	7,502.7	1,984.1	—	12,969.5
Funds from acceptances and issuance of securities	71.5	842.2	—	—	913.7
Debt issued and other borrowed funds	—	99.8	—	264.2	364.0
Interbank transactions	137.0	—	—	—	137.0
Investment securities(1)	7.5	—	—	—	7.5
Total	3,905.4	8,444.7	1,984.1	264.2	14,598.4

(1)	Our investment securities relate to short-term funding consisting of Brazilian government securities that we sold under agreements to repurchase for the purpose of funding our operations.

The following table presents the composition of our referential equity as of the dates indicated:

	As of December 31,
	2025	2024	2023
	(in millions of R$)
Equity	5,277.3	2,719.8	1,488.5
Prudential Adjustments to Tier I Capital	(1,956.7)	(641.9)	(218.9)
Referential Equity	3,320.6	2,077.8	1,269.7
Complementary Capital	228.8	—	—
Tier I Capital	3,549.4	2,077.8	1,269.7
Instruments Eligible for Tier II Capital	327.5	365.2	298.4
Tier II Capital	327.5	365.2	298.4
Referential Equity	3,876.9	2,443.0	1,568.1

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

Covenants

As of December 31, 2025, we and our subsidiaries had an outstanding funding balance in an aggregate amount of R$38,923.8 million (R$25,414.3 million as of December 31, 2024). Certain of such liabilities are subject to restrictive covenants, as described below:

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

As of December 31, 2025, our partnership program liability amounted to R$169.4 million (R$107.4 million as of December 31, 2024 and R$15.2 million as of December 31, 2023). For the year ended December 31, 2025, we recognized a financial expense related to changes in the value of program participants’ shares of R$51.7 million (R$43.2 million for the year ended December 31, 2024 and R$4.3 million as of December 31, 2023).

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

As described in note 2.2 to our audited consolidated financial statements included in this annual report, errors in the certain line items in its consolidated cash flow statements, were corrected. Based on our analysis, the corrections did not affect any financial reporting measure on which incentive-based compensation received by our executive officers was based and, accordingly, no recovery of awarded compensation is required pursuant to our compensation recoupment policy.

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

	For the year ended December 31,
	2025	2024	2023
Inflation (IPCA)(1)	4.3%	4.8%	4.6%
Interest rate (SELIC) (2)	14.9%	12.2%	11.7%

Source:  IBGE and Central Bank of Brazil.

(1)	The IPCA, compiled by the Brazilian Institute of Geography and Statistics (IBGE), is a comprehensive consumer price index. The inflation figure presented reflects the accumulated variation over the preceding 12-month period.
(2)	The SELIC rate, recognized as Brazil’s risk-free benchmark, is established by the Central Bank and serves as the primary instrument for the implementation of national monetary policy.

Sensitivity analysis of changes in interest rates

			Interest Change Scenario
As of December 31, 2025	Rate Risk	Total Portfolio	10%	(10)%
	(in millions of R$)
Financial Assets
Financial assets measured at amortized cost		42,521.2	(352.8)	352.8
Debentures	Fixed Rate	1,739.6	(10.7)	10.7
Debentures	CDI	3,941.5	51.1	(51.1)
Gross Credit Portfolio (1)	Fixed Rate	34,365.1	(378.1)	378.1
Government Securities – Other Countries (ICO)	Fixed Rate	1,511.3	(15.0)	15.0
Government Securities – Other Countries (KDB)	Fixed Rate	289.5	(2.1)	2.1
National Treasury Notes (NTN)	IPCA	94.1	0.4	(0.4)
Investment securities - National Treasury Bills (LTN)	Fixed Rate	256.0	(2.6)	2.6
Financial Treasury Bills (LFT)	SELIC	324.1	4.2	(4.2)
Financial assets measured at fair value through profit or loss		3,102.7	39.7	(39.7)
Financial Instruments - Derivatives	CDI	250.6	23.2	(23.2)
Investment securities - Financial Treasury Bills (LFT)	SELIC	1,722.3	22.3	(22.3)
Investment securities - Financial Bills (LF)	CDI	210.9	2.7	(2.7)
Investment securities - National Treasury Bills (LTN)	Fixed Rate	646.8	(6.6)	6.6

			Interest Change Scenario
As of December 31, 2025	Rate Risk	Total Portfolio	10%	(10)%
	(in millions of R$)
Investment securities - National Treasury Notes (NTN)	Fixed Rate	139.3	(1.1)	1.1
Mexican government securities – CETES, net of adjustments of hedge instruments	—	118.8	(0.8)	0.8
Investments fund quotas(1)	—	14.0	—	—

Financial Liabilities
Other Liabilities		(10,397.3)	161.5	(161.5)
Obligations related to credit assignments (Vert and FIDC)	Fixed Rate	(10,397.3)	161.5	(161.5)
Financial liabilities measured at amortized cost		(31,777.8)	(174.5)	174.5
Demand customer deposits	—	(345.8)	—	—
Funds from acceptances and issuance of securities	CDI	(6,152.9)	(79.9)	79.9
Time customer deposits	CDI	(8,025.8)	(109.6)	109.6
Debt issued and other borrowed funds	CDI	(530.3)	(6.9)	6.9
Time customer deposits	IPCA	(4,368.5)	(18.1)	18.1
Funds from acceptances and issuance of securities	Fixed Rate	(17.6)	0.2	(0.2)
Time customer deposits	Fixed Rate	(8,110.6)	87.9	(87.9)
Loans and borrowing	CDI	(667.1)	(8.7)	8.7
Debt issued and other borrowed funds	Fixed Rate	(229.0)	2.8	(2.8)
Repurchase agreements	CDI	(3,251.4)	(42.2)	42.2
Interbank transactions	—	(78.8)	—	—

(1)	Based on the gross credit portfolio balance, excluding allowance for loan losses, purchase premium, and hedging effects.

			Interest Change Scenario
As of December 31, 2024	Rate Risk	Total portfolio	10%	(10)%
	(in millions of R$)
Financial Assets
Financial assets measured at amortized cost		27,583.4	(270.8)	270.8
Financial Treasury Bills (LFT)	SELIC	104.1	1.1	(1.1)
Debentures	Fixed Rate	1,392.7	10.0	(10.0)
National Treasury Notes (NTN)	IPCA	90.9	0.4	(0.4)
Gross Credit Portfolio (1)	Fixed Rate	24,286.7	(265.4)	265.4
National Treasury Bills (LTN)	Fixed Rate	1,175.0	(12.7)	12.7
Government Securities – Other Countries (KDB)	Fixed Rate	534.0	(4.2)	4.2
Financial assets measured at fair value through other comprehensive income		14.4	0.2	(0.2)
Securities - Financial Treasury Bills (LFT)	SELIC	14.4	0.2	(0.2)
Financial assets measured at fair value through profit or loss		1,105.1	46.4	(46.4)
Derivatives	CDI	408.0	39.3	(39.3)
Investment securities - Financial Treasury Bills (LFT)	Selic	555.6	6.0	(6.0)
Investment securities - Financial Bills (LF)	CDI	1.1	0.1	(0.1)
Mexican government securities – CETES, net of adjustments of hedge instruments	—	106.4	1.0	(1.0)
Investments fund quotas	—	34.1	—	—

Financial Liabilities
Obligations related to credit assignments		(4,459.6)	79.5	(79.5)
Obligations related to credit assignments (Vert and FIDC)	Fixed Rate	(4,459.6)	79.5	(79.5)
Financial liabilities measured at amortized cost		(20,954.7)	(59.4)	59.4
Demand customer deposits	—	(320.2)	—	—
Exchange Acceptance Resources	CDI	(3,227.1)	(35.0)	35.0
Time customer deposits	CDI	(5,444.1)	(62.7)	62.7
Loans and borrowing	CDI	(480.1)	(5.2)	5.2
Debt issued and other borrowed funds	CDI	(269.2)	(2.9)	2.9
Time customer deposits	IPCA	(4,486.9)	(20.7)	20.7
Exchange Acceptance Resources	Fixed Rate	(28.9)	0.3	(0.3)
Time customer deposits	Fixed Rate	(6,325.8)	63.9	(63.9)
Debt issued and other borrowed funds	Fixed Rate	(253.1)	2.8	(2.8)
Repurchase agreements	Fixed Rate	(6.2)	0.1	(0.1)
Interbank transactions	—	(113.1)	—	—

(1)	Based on the gross credit portfolio balance, excluding allowance for loan losses, purchase premium, and hedging effects.

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

The following table provides a breakdown of our financial liabilities at amortized cost by type as of the dates indicated.

	As of December 31,
	2025	2024
	(in millions of R$)
Demand customer deposits	345.8	320.2
Time customer deposits	20,504.9	16,256.7
Loans and borrowing	667.1	480.2
Funds from acceptance and issuance of securities(1)	6,170.5	3,256.0
Debt issued and other borrowed funds	759.3	522.3
Investment securities	—	6.2
Interbank transactions	78.8	113.1
Debentures (from repurchase agreements)	3,251.5	—
Total	31,777.9	20,954.7

(1)	Refers to obligations arising from the issuance of letters of credit (letras financeiras), which are long-term fixed-income securities widely used for funding by Brazilian financial institutions.

The following tables provide a breakdown of the maturity of our financial liabilities at amortized cost by type as of the dates indicated.

	As of December 31, 2025
	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
	(in millions of R$)
Demand customer deposits	345.8	—	—	—	345.8
Time customer deposits	8,923.1	10,556.1	1,025.6	—	20,504.9
Loans and borrowing	211.9	227.9	227.3	—	667.1
Funds from acceptance and issuance of securities	1,879.4	3,955.0	336.2	—	6,170.5
Debt issued and other borrowed funds	35.2	28.7	591.1	104.4	759.3
Interbank transactions	78.8	—	—	—	78.8
Debentures (from repurchase agreements)	—	832.4	2,419.1	—	3,251.5
Total	11,474.2	15,600.1	4,599.3	104.4	31,777.9

	As of December 31, 2024
	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
	(in millions of R$)
Demand customer deposits	320.2	—	—	—	320.2
Time customer deposits	6,274.8	9,590.2	391.7	—	16,256.7
Loans and borrowing	243.2	—	237.0	—	480.2
Funds from acceptance and issuance of securities	720.8	2,425.8	109.4	—	3,256.0
Debt issued and other borrowed funds	55.6	56.0	307.3	103.4	522.3
Interbank transactions	113.1	—	—	—	113.1
Investment securities	6.2	—	—	—	6.2
Total	7,733.9	12,072.0	1,045.4	103.4	20,954.7

The following tables provide a breakdown of the maturity of our financial liabilities measured at amortized cost by fixed or adjusting interest rates.

	As of December 31, 2025
	Fixed Rate		Variable or Adjustable Rate		Total
	Balance	%	Balance	%
	(in millions of R$, except percentages)
Demand customer deposits	345.8	4.0%	—	—	345.8
Time customer deposits	8,110.6	93.2%	12,394.3	53.7%	20,504.9
Loans and borrowing	—	—	667.1	2.9%	667.1
Funds from acceptance and issuance of securities	17.6	0.2%	6,152.9	26.7%	6,170.5
Debt issued and other borrowed funds	229.0	2.6%	530.3	2.3%	759.3
Investment securities and debentures (from Repurchase Agreements)	—	—	3,251.4	14.1%	3,251.4
Interbank transactions	—	—	78.8	0.3%	78.8
Total	8,703.0	100.0%	23,074.8	100.0%	31,777.8

	As of December 31, 2024
	Fixed Rate		Variable or Adjustable Rate		Total
	Balance	%	Balance	%
	(in millions of R$, except percentages)
Demand customer deposits	320.2	4.6%	—	—	320.2
Time customer deposits	6,309.5	91.2%	9,947.3	70.9%	16,256.7
Loans and borrowing	—	—	480.1	3.4%	480.1
Funds from acceptance and issuance of securities	28.9	0.4%	3,227.1	23.0%	3,256.0
Debt issued and other borrowed funds	253.1	3.7%	269.2	1.9%	522.3
Investment securities	6.2	0.1%	—	—	6.2
Interbank transactions	—	—	113.1	0.8%	113.1
Total	6,917.9	100.0%	14,036.8	100.0%	20,954.7

	As of December 31, 2023
	Fixed Rate		Variable or Adjustable Rate		Total
	Balance	%	Balance	%
	(in millions of R$, except percentages)
Demand customer deposits	206.7	3.6%	–	—	206.7
Time customer deposits	5,280.1	92.0%	7,689.4	86.8%	12,969.5
Funds from acceptance and issuance of securities	24.8	0.4%	888.9	10.0%	913.7
Debt issued and other borrowed funds	220.1	3.9%	143.9	1.6%	364.0
Investment securities	7.5	0.1%	–	—	7.5
Interbank transactions	—	—	137.0	1.6%	137.0
Total	5,739.2	100.0%	8,859.2	100.0%	14,598.4

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.       Material modifications to instruments

No matters to report.

B.       Material modifications to rights

No matters to report.

C.       Withdrawal or substitution of assets

No matters to report.

D.       Change in trustees or paying agents

No matters to report.

E.       Use of proceeds

No matters to report.

ITEM 15. CONTROLS AND PROCEDURES

A.       Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2025.

In connection with the correction of errors described in the note 2.2 to our audited consolidated financial statements, mainly related to the classification and presentation of line items in the consolidated statement of cash flows and specific notes, management identified a material weakness in internal control over financial reporting, related to the design and operation of controls over the financial statements closing process. As a result, management concluded that our disclosure controls and procedures were not effective as of December 31, 2025.

We have begun implementing measures designed to remediate the material weakness, including formalized procedures, reconciliations and additional review of controls over our financial statement close process as a whole, including preparation, classification and presentation of line items in the consolidated statement of cash flows and related disclosures. The material weakness will not be considered remediated until the enhanced controls have operated for a sufficient period and management has concluded, through testing, that they are operating effectively.

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

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Agibank adopted on and effective as of February 10, 2026 (incorporated herein by reference to Exhibit 1.1 to the Annual Report on Form 20-F filed with the SEC on April 30, 2026, File No. 001-43114).
2.1	Description of Securities registered under Section 12 of the Exchange Act (incorporated herein by reference to Exhibit 2.1 to the Annual Report on Form 20-F filed with the SEC on April 30, 2026, File No. 001-43114).
4.1	Form of indemnification agreement between the registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form F-1 filed with the SEC on January 29, 2026, File No. 333-292720).
4.2	English translation of Administrative Contract No. 39/2024, dated December 20, 2024, between the Brazilian National Institute of Social Security (Instituto Nacional do Seguro Social), Banco Agibank S.A. and various Brazilian banking entities (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed with the SEC on January 29, 2026, File No. 333-292720).
4.3	English translation of Technical Cooperation Agreement No. 106/2025, dated April 15, 2025, between the Brazilian National Institute of Social Security (Instituto Nacional do Seguro Social) and Banco Agibank S.A. (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on January 29, 2026, File No. 333-292720).
4.4	English translation of Technology Services Agreement No. 41/2021, dated September 8, 2021, between the Brazilian Social Security Technology Company (Empresa de Tecnologia e Informações da Previdência – DATAPREV) and Agi Financeira S.A. – Crédito Financiamento e Investimentos (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed with the SEC on January 29, 2026, File No. 333-292720).
4.5	English translation of Technical Cooperation Agreement No. 103/2020, dated October 8, 2020, between the Brazilian National Institute of Social Security (Instituto Nacional do Seguro Social) and Agi Financeira S.A. – Crédito, Financiamento e Investimento (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed with the SEC on January 29, 2026, File No. 333-292720).
4.6	English translation of Technical Cooperation Agreement No. 221/2025, dated November 19, 2025, between the Brazilian National Institute of Social Security (Instituto Nacional do Seguro Social) and Agi Financeira S.A. – Crédito, Financiamento e Investimento (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form F-1 filed with the SEC on January 29, 2026, File No. 333-292720).
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the Registration Statement on Form F-1 filed with the SEC on January 29, 2026, File No. 333-292720).
11.1	English translation of the Code of Ethics of Agibank (incorporated herein by reference to Exhibit 14.1 to the Registration Statement on Form F-1 filed with the SEC on January 29, 2026, File No. 333-292720).
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to the Annual Report on Form 20-F filed with the SEC on April 30, 2026, File No. 001-43114).
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
23.1*	Consent of Ernst & Young Auditores Independentes S/S Ltda.
23.2	Consent of Euromonitor International Limited (incorporated herein by reference to Exhibit 23.2 to the Annual Report on Form 20-F filed with the SEC on April 30, 2026, File No. 001-43114).
97.1	Compensation recoupment policy, dated February 10, 2026 (incorporated herein by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed with the SEC on April 30, 2026, File No. 001-43114).

101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

AGI INC
By:	/s/ Marciano Testa
Name: Marciano Testa
Title: Chief Executive Officer

By:	/s/ Marcello Winik Dubeux
Name: Marcello Winik Dubeux
Title: Chief Financial Officer

Date: November 12, 2026

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

Brasília, Brazil

April 30, 2026, except for the effects on the consolidated financial statements of the corrections of errors disclosed in Note 2.2, as to which the date is November 11, 2026.

AGI FINANCIAL HOLDING S.A. Consolidated Financial Statements As of December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated Statement of Financial Position

		As of December 31,
Assets	Note	2025	2024
Cash and balances with banks	5	327,293	230,420
Financial assets		44,360,860	27,016,467
At fair value through profit or loss	6.1	3,102,639	1,105,089
At fair value through other comprehensive income	6.2	-	14,394
At amortized cost	6.3	41,258,221	25,896,984
Securities		2,474,971	1,904,014
Debentures		5,681,078	1,392,720
Compulsory deposits with the Brazilian Central Bank		660,772	-
Loans to customers		34,855,041	24,223,629
(-) Allowance for expected credit loss	6.4	(2,413,641)	(1,623,379)
Deferred tax assets	7	1,447,319	831,698
Property and equipment	8	92,413	57,951
Intangible assets	9	182,205	199,156
Right-of-use assets	10	211,697	223,285
Other assets	11	1,138,798	955,984

Total assets		47,760,585	29,514,961

Liabilities
Financial liabilities at amortized cost	6.5	31,777,859	20,954,662
Deposits		20,850,682	16,576,942
Funds from acceptances and issuance of securities		6,170,529	3,255,985
Debt issued and other borrowed funds		759,339	522,282
Loans and borrowing		667,089	480,103
Investment securities		-	6,221
Interbank transactions		78,774	113,129
Debentures (from Repurchase Agreements)		3,251,446	-
Derivatives		115,077	8,388
Provision for contingencies	12	310,343	301,923
Other liabilities	13	1,251,947	852,183
Obligations related to credit assignments	14	10,397,345	4,459,629
Lease liabilities	10	248,280	254,602
Deferred tax liabilities	7	382,874	206,860

Total liabilities		44,483,725	27,038,247

Equity
Net investment of the parent companies		-	-
Share capital		2,622,082	1,673,000
Treasury shares		(1,297)	(1,157)
Reserves		544,194	587,670
Retained earnings		115,160	52,726
Other comprehensive income		(3,279)	49,852
Attributable to equity holders of the parent		3,276,860	2,362,091
Non-controlling interests		-	114,623

Total equity	15	3,276,860	2,476,714

Total liabilities and equity		47,760,585	29,514,961

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

Consolidated Statement of Changes in Equity

		Net investment of the parent	Share capital	Treasury shares	Reserves	Retained earnings	Other Comprehensive income	Total	Non - Controlling Interests	Total equity/ net investment
December 31, 2022		962,926	-	-	-	-	-	962,926	11,676	974,602
Net income for the year		421,991	-	-	-	-	-	421,991	4,067	426,058
Reserves - tax breaks		8,450	-	-	-	-	-	8,450	-	8,450
Net change in fair value of equity instruments at FVOCI		6	-	-	-	-	-	6	-	6
Cash flow hedge, net		(25,881)	-	-	-	-	-	(25,881)	-	(25,881)
Capital increase		20,257	-	-	-	-	-	20,257	-	20,257
Treasury Shares acquisition		(39)	-	-	-	-	-	(39)	-	(39)
Acquisition of non controlling interest		-	-	-	-	-	-	-	(18,590)	(18,590)
Dividends	15.a	(79,674)	-	-	-	-	-	(79,674)	-	(79,674)
December 31, 2023		1,308,036	-	-	-	-	-	1,308,036	(2,847)	1,305,189

AGI FINANCIAL HOLDING S.A. Consolidated Financial Statements For the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

		Net investment of the parent	Share capital	Treasury shares	Reserves	Retained earnings	Other Comprehensive income	Total	Non - Controlling Interests	Total equity/ net investment
December 31, 2023		1,308,036	-	-	-	-	-	1,308,036	(2,847)	1,305,189
Net income for the period		545,760	-	-	-	-	-	545,760	1,194	546,954
Cash flow hedge, net		32,448	-	-	-	-	-	32,448	-	32,448
Capital increase		102,715	-	-	-	-	-	102,715	-	102,715
Dividends	15.a	(9,950)	-	-	-	-	-	(9,950)	-	(9,950)

Pre reorganization		1,979,009	-	-	-	-	-	1,979,009	(1,653)	1,977,356

Change in parent company's net investment		(1,979,009)	1,054,971	(36)	534,229	382,589	8,029	773	(396)	377
Net income for the period		-	-	-	-	245,254	-	245,254	2,148	247,402
Usufruct dividends	15.c	-	-	-	-	(179,794)	-	(179,794)	-	(179,794)
Reserves		-	618,029	(1,121)	(618,029)	-	-	(1,121)	-	(1,121)
Allocation to profit reserves		-	-	-	680,397	(680,397)	-	-	-	-
Sale of non-controlling interest		-	-	-	-	285,074	-	285,074	114,926	400,000
Net change in fair value of equity instruments at FVOCI		-	-	-	-	-	(6)	(6)	-	(6)
Cash flow hedge, net		-	-	-	-	-	41,829	41,829	-	41,829
Transaction costs on sale of NCI, net		-	-	-	(8,927)	-	-	(8,927)	(402)	(9,329)

December 31, 2024		-	1,673,000	(1,157)	587,670	52,726	49,852	2,362,091	114,623	2,476,714

AGI FINANCIAL HOLDING S.A. Consolidated Financial Statements For the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated Statement of Changes in Equity

		Net investment of the parent	Share capital	Treasury shares	Reserves	Retained earnings	Other Comprehensive income	Total	Non - Controlling Interests	Total equity
December 31, 2024		-	1,673,000	(1,157)	587,670	52,726	49,852	2,362,091	114,623	2,476,714
Net income for the year		-	-	-	-	1,037,833	-	1,037,833	8,780	1,046,613
Cash flow hedge, net		-	-	-	-	-	(53,131)	(53,131)	-	(53,131)
Capital increase	15.b	-	929,082	-	(423,133)	(453,968)	-	51,981	-	51,981
Usufruct dividends	15.c	-	-	-	-	(237,571)	-	(237,571)	-	(237,571)
Treasury shares		-	-	1,157	(343)	-	-	814	-	814
Share issuance costs		-	-	(1,297)	-	-	-	(1,297)	-	(1,297)
Acquisition of non-controlling interest (NCI)		-	-	-	-	(8,819)	-	(8,819)	1,556	(7,263)
Change in non-controlling interest		-	20,000	-	380,000	(275,041)	-	124,959	(124,959)	-

December 31, 2025		-	2,622,082	(1,297)	544,194	115,160	(3,279)	3,276,860	-	3,276,860

AGI FINANCIAL HOLDING S.A. Consolidated Financial Statements For the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated Statement of Cash Flows

	For the Year Ended December 31,
	2025 (Restated)	2024 (Restated)	2023 (Restated)
Net income	1,046,613	794,356	426,058
Expected credit losses	1,700,492	1,133,711	788,054
Depreciation and amortization	201,868	164,842	134,858
Provision for contingencies	192,360	233,697	138,448
Deferred income tax and social contribution	(410,359)	(186,983)	(65,948)
Interest on leases	32,313	33,389	22,279
Results on disposal of property and equipment and intangible assets	2,058	1,872	3,648
Interest expense on loans and borrowings	80,109	44,385	-
Effect of changes in exchange on loans and borrowings	(64,845)	-	-
Effect of changes in exchange rates on cash and cash equivalents	10,714	(76)	13

Net changes in operating assets and liabilities
(Increase)/decrease in:
Financial assets measured at fair value through other comprehensive income	14,394	25,450	13,155
Financial assets measured at fair value through profit or loss	(2,154,962)	704,457	(963,392)
Financial assets measured at amortized cost	(17,711,232)	(10,024,353)	(6,426,076)
Other assets	(388,077)	(431,407)	(152,218)

Increase/(decrease) in:
Demand deposits	25,593	113,549	3,931
Debt issued, other borrowed funds, debentures and other financial liabilities	3,447,926	133,211	193,986
Other liabilities	810,586	1,000,252	137,226
Obligations related to credit assignments	5,937,722	2,083,847	512,651
Provisions for contingencies	(183,940)	(164,013)	(70,460)
Time customer deposits	4,248,148	3,287,211	4,886,457
Funds from acceptances and issuance of securities	2,914,543	2,342,292	552,834
Derivative instruments	265,599	(412,856)	24,303
Income tax and social contribution paid	(480,781)	(389,883)	(193,114)

Net cash flows provided by (used in) operating activities	(463,158)	486,950	(33,307)

Investment activities
Purchase of property and equipment	(52,509)	(26,902)	(9,167)
Purchase of intangible assets	(109,878)	(80,889)	(71,176)
Proceeds from Consórcio divestiture	-	-	2,349
Net cash (used in) investing activities	(162,387)	(107,791)	(77,994)

Financing Activities
Sale of non-controlling interest	-	400,000	-
Loan proceeds	440,625	437,780	-
Payment of borrowings	(228,185)	-	-
Interest in borrowings paid	(42,215)	-	-
Payment of lease liabilities	(86,097)	(75,870)	(69,752)
Payment of usufruct dividends	-	(179,794)	-
Transaction cost on sale of non-controlling interest	-	(9,329)	-
Net cash flows provided by (used in) financing activities	84,128	572,787	(69,752)

Increase/(Decrease) in cash and cash equivalents	(541,417)	951,946	(181,053)
Effect of changes in Exchange rates on cash and cash equivalents	(10,714)	76	(13)

Cash and cash equivalents at the beginning of the period	1,405,410	453,388	634,454
Cash and cash equivalents at the end of the period	853,279	1,405,410	453,388
Increase / (decrease) in cash and cash equivalents	(552,131)	952,022	(181,066)

Additional information on operational cash flows from interest and dividends
Interest paid	(1,989,564)	(1,440,078)	(556,856)
Interest received	7,723,835	5,758,039	3,501,455

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Notes to the Consolidated Financial Statements

1.	General Information

Agi Financial Holding S.A. (the “Company”) is a privately held financial holding company, headquartered at Rua Sérgio Fernandes Borges Soares, No. 1000, Building E-1, Industrial District, in the city of Campinas, State of São Paulo, Brazil. The Company was incorporated on January 20, 2020, and is ultimately controlled by Mr. Marciano Testa.

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

The issuance of these financial statements was authorized by the Board of Directors on November 11 , 2026.

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

2.1 Changes in accounting policies and disclosures

2.1.1 New and amended standards

The following amendment to IAS 21 became effective for annual periods beginning on January 1, 2025:

Lack of exchangeability – Amendments to IAS 21

For annual reporting periods beginning on or after January 1, 2025, Lack of Exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of an entity’s financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

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

The Amendments are effective for annual periods starting on or after January 1, 2026.

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

The amendments will take effect for annual reporting periods starting on or after January 1, 2026. Early adoption is allowed, but it must be disclosed. The amendments concerning the own-use exception are to be applied retrospectively, while the hedge accounting amendments should be applied prospectively to new hedging relationships designated from the initial application date. Additionally, the IFRS 7 disclosure amendments must be implemented alongside the IFRS 9 amendments. If an entity does not restate comparative information, it cannot present comparative disclosures. The Group expects that the amendments will have no impact on its financial statements.

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

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

2.2   Restatement of comparative information

The Company has revised the presentation and corrected errors in certain line items in its consolidated cash flow statements for the years ended December 31, 2025, 2024 and 2023, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

Consolidated Statement of Cash Flows

	December 31, 2025			December 31, 2024			December 31, 2023
	Original	Adjustments	Restated	Original	Adjustments	Restated	Original	Adjustments	Restated

Expected credit losses	(1,700,492)	3,400,984	1,700,492	(1,133,711)	2,267,422	1,133,711	(788,054)	1,576,108	788,054
Deferred income tax and social contribution	290,208	(700,567)	(410,359)	246,655	(433,638)	(186,983)	155,577	(221,525)	(65,948)
Interest expense on loans and borrowings	67,481	12,628	80,109	-	-	44,385	-	-	-
Effect of changes in exchange on loans and borrowings	-	(64,845)	(64,845)	-	-	-	-	-	-
Effect of changes in exchange rates on cash and cash equivalents	-	10,714	10,714	-	(76)	(76)	-	13	13

Net changes in operating assets and liabilities
(Increase)/decrease in:
Financial assets measured at amortized cost	(14,309,750)	(3,401,482)	(17,711,232)	(7,756,931)	(2,267,422)	(10,024,353)	(4,849,968)	(1,576,108)	(6,426,076)

Increase/(decrease) in:
Debt issued, other borrowed funds, debentures and other financial liabilities	3,488,502	(40,576)	3,447,926	539,421	(406,210)	133,211	60,186	133,800	193,986
Other liabilities	82,475	728,111	810,586	158,348	841,904	1,000,252	49,503	87,723	137,226
Derivative instruments	264,102	1,497	265,599	(410,795)	(2,061)	(412,856)	-	-	24,303

Net cash flows provided by (used in) operating activities	(409,622)	(53,536)	(463,158)	487,031	(81)	486,950	(33,318)	11	(33,307)

Net cash (used in) investing activities	(162,387)	-	(162,387)	(107,791)	-	(107,791)	(77,994)	-	(77,994)

Financing Activities
Loan proceeds	353,904	86,721	440,625	-	-	437,780	-	-	-
Payment of borrowings	(247,929)	19,744	(228,185)	(5)	5	-	(2)	2	-
Interest in borrowings paid	-	(42,215)	(42,215)

Net cash flows provided by (used in) financing activities	19,878	64,250	84,128	572,782	5	572,787	(69,754)	2	(69,752)

Increase / (decrease) in cash and cash equivalents	(552,131)	10,714	(541,417)	952,022	(76)	951,946	(181,066)	13	(181,053)
Effect of changes in Exchange rates on cash and cash equivalents	-	(10,714)	(10,714)	-	76	76	-	(13)	(13)
Cash and cash equivalents at the beginning of the period	1,405,410	-	1,405,410	453,388	-	453,388	634,454	-	634,454
Cash and cash equivalents at the end of the period	853,279	-	853,279	1,405,410	-	1,405,410	453,388	-	453,388
Increase / (decrease) in cash and cash equivalents	(552,131)	-	(552,131)	952,022	-	952,022	(181,066)	-	(181,066)

Additional information on operational cash flows from interest and dividends
Interest paid	-	-	(1,989,564)	-	-	(1,440,078)	-	-	(556,856)
Interest received	-	-	7,723,835	-	-	5,758,039	-	-	3,501,455

In addition, the following notes of the financial statements are revised: 6.1 - Financial Assets Measured at fair value through profit or loss (FVTPL); 6.3 Financial Assets Measured at Amortized Cost; 16 - Net Interest Income; 17 - Operating Expenses and other Revenues – (d) Tax Expenses; and 21 - Sensitivity analysis.

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

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method, based on annual rates, which consider the economic useful life of the assets. For the years ended December 31, 2025, 2024 and 2023, depreciation of Property and Equipment was carried out as follows:

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

6.	Financial Instruments

6.1	Financial assets measured at fair value through profit or loss (FVTPL)

Breakdown of Financial Assets Measured at Fair Value Through Profit or Loss (FVTPL)

	As of December 31,
	2025 (Restated)	2024 (Restated)
Derivatives	250,582	407,994
Premium bond	-	2,573
Investments fund quotas¹	13,987	34,077
Investment securities - Letters of Credits (LF)	210,891	1,073
Investment securities - Financial Treasury Bills (LFT)	1,722,314	546,768
Investment securities - National Treasury Bills (LTN)	646,754	-
Investment securities - National Treasury Notes (NTN)	139,335	-
Mexican government securities - CETES	118,776	106,368
Repurchase Agreements - Financial Treasury Bills (LFT)	-	6,236
Total	3,102,639	1,105,089
1)	Refers substantially to amounts invested in the investment fund, remunerated at the DI rate (the Brazilian interbank deposit rate), where the Group holds participation units. The underlying assets of the fund comprise public and private securities and repo with high liquidity (Level 1).

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Fair Value of Financial Assets Measured at Fair Value Through Profit or Loss (FVTPL)

	December 31, 2025
	Fair Value
	Level 1	Level 2	Level 3	Total
Derivatives	-	250,582	-	250,582
Investments fund quotas	13,987	-	-	13,987
Investment securities - Financial Bills (LF)	210,891	-	-	210,891
Investment securities - National Treasury Bills (LTN)	646,754	-	-	646,754
Investment securities - Financial Treasury Bills (LFT)	1,722,314	-	-	1,722,314
Investment securities - National Treasury Notes (NTN)	139,335	-	-	139,335
Mexican government securities - CETES	118,776	-	-	118,776
Total	2,852,057	250,582	-	3,102,639

	December 31, 2024
	Fair Value
	Level 1	Level 2	Level 3	Total
Derivatives	-	407,994	-	407,994
Premium bond	2,573	-	-	2,573
Investments fund quotas	34,077	-	-	34,077
Investment securities - Financial Treasury Bills (LFT)	546,768	-	-	546,768
Investment securities - Letters of Credits (LF)	1,073	-	-	1,073
Repurchase Agreements - Financial Treasury Bills (LFT)	6,236	-	-	6,236
Mexican government securities - CETES	106,368	-	-	106,368
Total	697,095	407,994	-	1,105,089

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Maturity of Financial Assets Measured at Fair Value Through Profit or Loss (FVTPL)

	December 31, 2025
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Derivatives	250,582	-	-	-	250,582
Investments fund quotas	13,987	-	-	-	13,987
Investment securities - Financial Bills (LF)	38,742	172,149	-	-	210,891
Investment securities - National Treasury Bills (LTN)	-	-	646,754	-	646,754
Investment securities - Financial Treasury Bills (LFT)	-	186,660	1,535,654	-	1,722,314
Investment securities - National Treasury Notes (NTN)	-	-	-	139,335	139,335
Mexican government securities - CETES	-	118,776	-	-	118,776
Total	303,311	477,585	2,182,408	139,335	3,102,639

	December 31, 2024
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Derivatives	407,994	-	-	-	407,994
Premium bond	-	1,207	1,366	-	2,573
Investments fund quotas	34,077	-	-	-	34,077
Investment securities - Financial Treasury Bills (LFT)	237,269	309,499	-	-	546,768
Investment securities - Letters of Credits (LF)	-	1,073	-	-	1,073
Repurchase Agreements - Financial Treasury Bills (LFT)	6,236	-	-	-	6,236
Mexican government securities - CETES	106,368	-	-	-	106,368
Total	791,944	311,779	1,366	-	1,105,089

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

6.3	Financial Assets Measured at Amortized Cost

Breakdown of Financial Assets at Amortized Cost

	As of December 31,
	2025 (Restated)	2024 (Restated)
Held to collect contractual cash flows
Personal credit	6,073,632	4,664,939
Payroll loans	25,808,985	17,553,054
Payroll credit cards	2,375,184	1,983,957
Credit card	13,868	84,679
Others	93,449	76
(-) Allowance for Expected Credit Loss	(2,413,641)	(1,623,379)
Subtotal	31,951,477	22,663,326
Premium paid on the acquisition of credit portfolios	562,892	296,612
(+/-) Adjustment of credit portfolios – hedge object	(72,969)	(359,688)
Subtotal	32,441,400	22,600,250

Investment securities
Investment securities - National Treasury Notes (NTN)	2,413	90,866
Investment securities - Financial Treasury Bills (LFT)	11,311	104,192
Official Credit (ICO) – Spanish Government	1,511,277	-
Debentures	1,739,571	1,392,720
Subtotal	3,264,572	1,587,778

Interfinancial Investments
Investment securities - National Treasury Bills (LTN) – Note 5	256,000	-
Investment securities - Financial Treasury Bills (LFT) – Note 5	269,986	1,174,990
Subtotal	525,986	1,174,990

Pledged as collateral
Government Bonds – KDB – Korea Development Bank	289,509	533,966
Investment securities - Financial Treasury Bills (LFT)	42,818	-
Investment securities - National Treasury Notes (NTN)	91,657	-
Subtotal	423,984	533,966

Subject to Repurchase Agreements
Debentures	3,941,507	-
Subtotal	3,941,507	-

Compulsory deposits with the Brazilian Central Bank	660,772	-
Subtotal	660,772	-
Total	41,258,221	25,896,984

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

Set out below is a comparison, by class, of the carrying amounts and fair values of the Group’s financial instruments measured at amortized cost, other than those with carrying amounts that are reasonable approximations of fair values:

	December 31, 2025
	Carrying Amount			Fair Value (Restated)
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Investment securities
Investment securities - National Treasury Notes (NTN)	2,413	-	-	2,413	2,344	-	-	2,344
Investment securities – Financial Treasury Bills (LFT)	11,311	-	-	11,311	11,335	-	-	11,335
Official Credit (ICO) – Spanish Government	1,511,277	-	-	1,511,277	1,511,277	-	-	1,511,277
Debentures	-	-	1,739,571	1,739,571	-	-	1,739,571	1,739,571
Subtotal	1,525,001	-	1,739,571	3,264,572	1,524,956	-	1,739,571	3,264,527

Interfinancial Investments
Investment securities - National Treasury Bills (LTN)	256,000	-	-	256,000	257,708	-	-	257,708
Investment securities - Financial Treasury Bills (LFT)	269,986	-	-	269,986	270,989	-	-	270,989
Subtotal	525,986	-	-	525,986	528,697	-	-	528,697

Pledged of collateral
Government Bonds – KDB – Korea Development Bank	289,509	-	-	289,509	289,509	-	-	289,509
Investment securities - Financial Treasury Bills (LFT)	42,818	-	-	42,818	42,818	-	-	42,818
Investment securities - National Treasury Notes (NTN)	91,657	-	-	91,657	91,657	-	-	91,657
Subtotal	423,984	-	-	423,984	423,984	-	-	423,984

Subject to Repurchase Agreements
Debentures	-	3,941,507	-	3,941,507	-	3,941,507	-	3,941,507
Subtotal	-	3,941,507	-	3,941,507	-	3,941,507	-	3,941,507

Compulsory deposits with the Brazilian Central Bank	660,772	-	-	660,772	660,772	-	-	660,772
Subtotal	660,772	-	-	660,772	660,772	-	-	660,772
Total	3,135,743	3,941,507	1,739,571	8,816,821	3,138,409	3,941,507	1,739,571	8,819,487

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2024
	Carrying Amount				Fair Value
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Investment securities
Investment securities - National Treasury Notes (NTN)	90,866	-	-	90,866	87,152	-	-	87,152
Investment securities - Financial Treasury Bills (LFT)	104,192	-	-	104,192	104,325	-	-	104,325
Debentures	-	-	1,392,720	1,392,720	-	-	1,392,720	1,392,720
Subtotal	195,058	-	1,392,720	1,587,778	191,477	-	1,392,720	1,584,197

Repurchase Agreements
Financial Treasury Bills (LFT)	1,174,990	-	-	1,174,990	-	-	1,179,337	1,179,337
Subtotal	1,174,990	-	-	1,174,990	-	-	1,179,337	1,179,337

Linked to the provision of collateral
Government Securities – Other Countries	533,966	-	-	533,966	533,966	-	-	533,966
Subtotal	533,966	-	-	533,966	533,966	-	-	533,966

Total	1,904,014	-	1,392,720	3,296,734	725,443	-	2,572,057	3,297,500

Financial instruments classified in Level 3 of the fair value hierarchy are measured using valuation models that rely on significant unobservable inputs, primarily because there is no active market or sufficient observable transaction data available. The primary valuation technique applied is the discounted cash flow method, under which projected cash flows are discounted at rates that reflect the specific risk characteristics of each instrument, including liquidity premiums and expected loss assumptions. The Group's valuation process is governed by an independent control function that reviews assumptions and model outputs at each reporting date, and significant changes in fair value are analyzed and documented.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Maturity of Financial Assets Measured at Amortized Cost

	December 31, 2025
Product	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Personal credit	3,200,346	2,568,374	198,904	106,008	6,073,632
Payroll loans	4,117,773	6,490,325	6,778,144	8,422,743	25,808,985
Payroll credit card	322,321	614,738	909,149	528,976	2,375,184
Credit card	13,788	37	32	11	13,868
Investment securities - National Treasury Notes (NTN)	94,070	-	-	-	94,070
Investment securities - National Treasury Bills (LTN)	256,000	-	-	-	256,000
Official Credit (ICO) – Spanish Government	1,511,277	-	-	-	1,511,277
Government Bonds – KDB – Korea Development Bank	289,509	-	-	-	289,509
Investment securities - Financial Treasury Bills (LFT)	324,115	-	-	-	324,115
Debentures	189,752	-	3,361,772	2,129,554	5,681,078
Compulsory deposits with the Brazilian Central Bank	660,772	-	-	-	660,772
Others	93,442	7	-	-	93,449
Total	11,073,165	9,673,481	11,248,001	11,187,292	43,181,939

	December 31, 2024
Product	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Personal credit	3,003,973	1,547,700	82,233	31,033	4,664,939
Payroll loans	2,687,533	4,792,620	5,220,255	4,852,646	17,553,054
Payroll credit card	286,487	387,954	685,440	624,076	1,983,957
Credit card	84,606	22	30	21	84,679
Investment securities - National Treasury Notes (NTN)	-	90,866	-	-	90,866
Investment securities - Financial Treasury Bills (LFT)	56,952	47,240	-	-	104,192
Government Securities – Other Countries	266,396	267,570	-	-	533,966
Repurchase Agreements - Financial Treasury Bills (LFT)	-	-	1,174,990	-	1,174,990
Debentures	1,392,720	-	-	-	1,392,720
Others	76	-	-	-	76
Total	7,778,743	7,133,972	7,162,948	5,507,776	27,583,439

Concentration of Financial Assets Measured at Amortized Cost

	December 31, 2025
Product	Stage 1	Stage 2	Stage 3	Total
Exposure of credit operations with credit granting characteristics	31,663,353	1,287,563	1,414,202	34,365,118
(-) Allowance for expected credit loss	(650,597)	(552,889)	(1,210,155)	(2,413,641)
Credit limits granted and not used(1)	(3,067)	(1,086)	(96)	(4,249)
Total	31,009,689	733,588	203,951	31,947,228

(1) Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2024
Product	Stage 1	Stage 2	Stage 3	Total
Exposure of credit operations with credit granting characteristics	22,709,067	713,007	864,631	24,286,705
(-) Allowance for expected credit loss	(582,340)	(269,572)	(771,467)	(1,623,379)
Credit limits granted and not used(1)	(3,475)	(981)	(291)	(4,747)
Total	22,123,252	442,454	92,873	22,658,579

(1) Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

6.4	Allowance for Expected Credit Losses expense in the income statement

Impairment losses on the Group’s loan portfolio are recognized in the income statement under “Allowance for Expected Credit Losses”. The following tables present the breakdown of expected losses by stage and product, as well as the changes in the allowance for the years ended December 31, 2025, 2024 and 2023.

(a)	Expected credit losses impact

	2025	2024	2023
Expected credit losses
Change in the provision for expected credit losses	789,764	332,433	281,413
Recoveries	(136,527)	(101,600)	(56,395)
Write-offs	1,047,255	902,878	563,036
Total Income statement charge for the period	1,700,492	1,133,711	788,054

(b)	Breakdown of provision for expected credit losses by classification of financial assets

	December 31, 2025
Product	Stage 1	Stage 2	Stage 3	Total
Personal credit loans	191,616	290,052	522,897	1,004,565
Payroll loans	401,157	236,888	627,993	1,266,038
Payroll credit card loans	52,687	19,914	54,186	126,787
Credit card loans	5,137	6,035	5,079	16,251
Subtotal	650,597	552,889	1,210,155	2,413,641
Credit limits granted and not used (1)	3,067	1,086	96	4,249
Total	653,664	553,975	1,210,251	2,417,890

(1) Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

	December 31, 2024
Product	Stage 1	Stage 2	Stage 3	Total
Personal credit loans	220,057	143,334	443,399	806,790
Payroll loans	311,714	107,426	278,847	697,987
Payroll credit card loans	41,730	11,407	37,832	90,969
Credit card loans	8,834	7,401	11,326	27,561
Others	5	4	63	72
Subtotal	582,340	269,572	771,467	1,623,379
Credit limits granted and not used (1)	3,475	981	291	4,747
Total	585,815	270,553	771,758	1,628,126

(1) Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2023
Product	Stage 1	Stage 2	Stage 3	Total
Personal credit loans	184,823	127,543	347,788	660,154
Payroll loans	187,342	47,265	300,575	535,182
Payroll credit card loans	26,161	5,251	27,115	58,527
Credit card loans	7,778	8,917	16,401	33,096
Others	1,288	251	759	2,298
Subtotal	407,392	189,227	692,638	1,289,257
Credit limits granted and not used (1)	3,977	1,245	1,214	6,436
Total	411,369	190,472	693,852	1,295,693

(1) Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

(c)	Changes in the balances of provisions for expected credit losses of financial assets measured at amortized cost

	December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Balance at December 31, 2024	585,815	270,553	771,758	1,628,126
Changes in stages:
Stage 1 to Stage 2	(11,370)	11,370	-	-
Stage 1 to Stage 3	(23,429)	-	23,429	-
Stage 2 to Stage 3	-	(17,069)	17,069	-
Stage 2 to Stage 1	30,072	(30,072)	-	-
Stage 3 to Stage 2	-	2,745	(2,745)	-
Stage 3 to Stage 1	9,384	-	(9,384)	-
Changes in PDs, LGDs, EADs (1)	63,192	316,448	1,320,852	1,700,492
Decrease due to write-offs	-	-	(1,047,255)	(1,047,255)
Increase due to recoveries	-	-	136,527	136,527
Net write-off (2)	-	-	(910,728)	(910,728)
Balance of the year	653,664	553,975	1,210,251	2,417,890

(1) Changes in PDs, LGDs and EADs are recognized in profit or loss for the period and reconcile with the expected credit losses recognized in the income statement.

(2) Net write-off represents the net amount of “Write-offs” and “Recoveries” presented in Table 6.4(a).

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Balance at December 31, 2023	411,369	190,472	693,852	1,295,693
Changes in stages:
Stage 1 to Stage 2	(7,115)	7,115	-	-
Stage 1 to Stage 3	(24,415)	-	24,415	-
Stage 2 to Stage 3	-	(24,803)	24,803	-
Stage 2 to Stage 1	5,751	(5,751)	-	-
Stage 3 to Stage 2	-	1,768	(1,768)	-
Stage 3 to Stage 1	3,515	-	(3,515)	-
Changes in PDs, LGDs, EADs (1)	196,710	101,752	835,249	1,133,711
Decrease due to write-offs	-	-	(902,878)	(902,878)
Increase due to recoveries	-	-	101,600	101,600
Net write-off (2)	-	-	(801,278)	(801,278)
Balance of the year	585,815	270,553	771,758	1,628,126

(1) Changes in PDs, LGDs and EADs are recognized in profit or loss for the period and reconcile with the expected credit losses recognized in the income statement.

(2) Net write-off” represents the net amount of “Write-offs” and “Recoveries”.

	December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Balance at December 31, 2022	301,970	132,316	579,994	1,014,280
Changes in stages:
Stage 1 to Stage 2	(4,674)	4,674	-	-
Stage 1 to Stage 3	(23,567)	-	23,567	-
Stage 2 to Stage 3	-	(34,095)	34,095	-
Stage 2 to Stage 1	3,528	(3,528)	-	-
Stage 3 to Stage 2	-	3,600	(3,600)	-
Stage 3 to Stage 1	1,197	-	(1,197)	-
Changes in PDs, LGDs, EADs (1)	132,915	87,505	567,634	788,054
Decrease due to write-offs	-	-	(563,036)	(563,036)
Increase due to recoveries	-	-	56,395	56,395
Net write-off (2)	-	-	(506,641)	(506,641)
Balance of the year	411,369	190,472	693,852	1,295,693

(1) Changes in PDs, LGDs and EADs are recognized in profit or loss for the period and reconcile with the expected credit losses recognized in the income statement.

(2) Net write-off” represents the net amount of “Write-offs” and “Recoveries”.

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

	As of December 31, 2025
Operations	Assets assigned	Liabilities assumed (note 14)
Obligations related to assignment – Vert and Opea	8,365,977	8,383,515
Obligations related to assignment – FIDC	2,395,947	2,013,830
Total	10,761,924	10,397,345

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

As of December 31, 2025, 2024 and 2023, credit operations were secured by Time Deposits with Special Guarantee (DPGEII) with the Credit Guarantee Fund (FGC) (Note 6.5). As of December 31, 2025, the amount was R$3,693,820 (R$3,080,517 as of December 31, 2024).

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

Breakdown of Financial Liabilities at Amortized Cost

	As of December 31,
	2025	2024
Demand customer deposits	345,801	320,209
Time customer deposits	20,504,881	16,256,733
Loans and borrowing	667,089	480,103
Funds from acceptances and issuance of securities(1)	6,170,529	3,255,985
Debt issued and other borrowed funds	759,339	522,282
Investment securities	-	6,221
Interbank transactions	78,774	113,129
Debentures (from Repurchase Agreements)	3,251,446	-
Total	31,777,859	20,954,662
(1)	The item "Funds from acceptances and issuance of securities" refers to obligations arising from the issuance of Letters of Credit (Letras Financeiras), which are long-term fixed-income securities widely used for funding by Brazilian financial institutions.

Maturity of Financial Liabilities at Amortized Cost

	December 31, 2025
	Less than 12 months	1 – 3 years	3 – 5 years	Over 5 years	Total
Demand customer deposits	345,801	-	-	-	345,801
Time customer deposits	8,923,141	10,556,122	1,025,618	-	20,504,881
Loans and borrowing	211,902	227,875	227,312	-	667,089
Funds from acceptances and issuance of securities	1,879,355	3,954,991	336,183	-	6,170,529
Debt issued and other borrowed funds	35,200	28,680	591,087	104,372	759,339
Interbank Transactions	78,774	-	-	-	78,774
Debentures (from Repurchase Agreements)	-	832,392	2,419,054	-	3,251,446
Total	11,474,173	15,600,060	4,599,254	104,372	31,777,859

	December 31, 2024
	Less than 12 months	1 – 3 years	3 – 5 years	Over 5 years	Total
Demand customer deposits	320,209	-	-	-	320,209
Time customer deposits	6,274,830	9,590,159	391,744	-	16,256,733
Loans and borrowing	243,151	-	236,952	-	480,103
Funds from acceptances and issuance of securities	720,765	2,425,848	109,372	-	3,255,985
Debt issued and other borrowed funds	55,641	55,992	307,293	103,356	522,282
Interbank Transactions	113,129	-	-	-	113,129
Investment securities	6,221	-	-	-	6,221
Total	7,733,946	12,071,999	1,045,361	103,356	20,954,662

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

(b)	Income tax and social contribution expense

	As of December 31,
	2025	2024	2023
Income tax in profit or loss	(700,567)	(433,638)	(221,525)
Deferred taxes:
Temporary differences	410,359	195,590	122,295
Tax loss and negative calculation basis	-	(8,607)	(56,347)
Total	(290,208)	(246,655)	(155,577)

(c)	Estimate of tax credit realization

	As of December 31,
Expected income tax and social contribution, calculated with statutory rate	2025	2024
Year 1	640,420	347,304
Year 2	221,450	107,199
Year 3	158,845	110,136
Year 4	131,901	73,084
Year 5	111,304	71,347
Year 6 – 10	183,399	122,628
Total	1,447,319	831,698

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

(e)	Breakdown deferred tax assets and liabilities

	December 31, 2025
	Deferred Tax Assets	Deferred Tax Liabilities
Provisions	148,247	-
Allowance for expected credit losses	1,100,448	(98,816)
Lease liabilities	131,854	(120,365)
Other temporary differences	66,770	(163,693)
Total	1,447,319	(382,874)

	December 31, 2024
	Deferred Tax Assets	Deferred Tax Liabilities
Provisions	141,076	-
Impairment allowance for loans and advances to customers	561,442	(89,117)
Fair value of financial instruments held for trading	21	-
Net operating losses	3,107	-
Lease liabilities	116,078	(105,465)
Other temporary differences	9,974	(12,278)
Total	831,698	(206,860)

8.	Property and Equipment

	As of December 31,
	2025	2024	2023
Furniture and fixtures	19,865	15,936	13,600
Improvements and facilities	33,114	15,961	9,689
IT equipment and systems	20,905	17,704	14,781
Equipment	6,545	561	322
Other tangible assets	11,984	7,789	6,312
Total Carrying amount	92,413	57,951	44,704

	2024	Additions	Disposals	Transfer	2025
Acquisition cost
Furniture and fixtures	25,668	6,673	(311)	-	32,030
Improvements and facilities	21,911	22,190	(838)	-	43,263
IT equipment and systems	54,368	12,329	(2,486)	(1,063)	63,148
Equipment	2,868	6,328	(55)	-	9,141
Other tangible assets	13,906	4,989	(540)	1,063	19,418
Total Cost	118,721	52,509	(4,230)	-	167,000

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

Accumulated depreciation
Furniture and fixtures	(9,732)	(2,633)	200	-	(12,165)
Improvements and facilities	(5,950)	(4,255)	56	-	(10,149)
IT equipment and systems	(36,664)	(7,864)	2,285	-	(42,243)
Equipment	(2,307)	(316)	27	-	(2,596)
Other tangible assets	(6,117)	(1,594)	277	-	(7,434)
Total Depreciation	(60,770)	(16,662)	2,845	-	(74,587)
Total Carrying amount	57,951	35,847	(1,385)	-	92,413

	2023	Additions	Disposals	2024
Acquisition cost
Furniture and fixtures	21,491	5,265	(1,088)	25,668
Improvements and facilities	14,293	7,937	(319)	21,911
IT equipment and systems	45,926	9,768	(1,326)	54,368
Machinery and equipment	2,507	365	(4)	2,868
Other tangible assets	11,903	3,567	(1,564)	13,906
Total Cost	96,120	26,902	(4,301)	118,721
Accumulated depreciation
Furniture and fixtures	(7,891)	(2,177)	336	(9,732)
Improvements and facilities	(4,604)	(1,542)	196	(5,950)
IT equipment and systems	(31,145)	(6,507)	988	(36,664)
Machinery and equipment	(2,185)	(127)	5	(2,307)
Other tangible assets	(5,591)	(1,435)	909	(6,117)
Total Depreciation	(51,416)	(11,788)	2,434	(60,770)
Total Carrying amount	44,704	15,114	(1,867)	57,951

	2022	Additions	Disposals	2023
Acquisition cost
Furniture and fixtures	19,634	3,312	(1,455)	21,491
Improvements and facilities	12,730	2,937	(1,374)	14,293
IT equipment and systems	45,933	1,438	(1,445)	45,926
Machinery and equipment	2,353	159	(5)	2,507
Other tangible assets	11,198	1,321	(616)	11,903
Total Cost	91,848	9,167	(4,895)	96,120
Accumulated depreciation
Furniture and fixtures	(6,136)	(1,893)	138	(7,891)
Improvements and facilities	(3,549)	(1,184)	129	(4,604)
IT equipment and systems	(25,800)	(6,324)	979	(31,145)
Machinery and equipment	(2,100)	(92)	7	(2,185)
Other tangible assets	(4,388)	(1,325)	122	(5,591)
Total Depreciation	(41,973)	(10,818)	1,375	(51,416)
Total Carrying amount	49,875	(1,651)	(3,520)	44,704

There were no indicators of impairment of Property and Equipment for the years ended December 31, 2025, 2024 and 2023.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

9.	Intangible Assets

As of December 31,

	2025	2024	2023
Goodwill	147	147	147
Other intangible assets	182,058	199,009	221,889
Total	182,205	199,156	222,036

	2024	Additions	Disposals	Transfers	2025
Acquisition cost
Software	293,006	5,291	-	7,460	305,757
Intangible under development (i)	9,405	27,686	(91)	(7,460)	29,540
License acquisition	95,496	76,901	(1,310)	-	171,087
Others	1,320	-	(60)	-	1,260
Total Costs	399,227	109,878	(1,461)	-	507,644

Accumulated amortization
Software	(120,874)	(60,545)	-	-	(181,419)
License acquisition	(79,243)	(65,611)	788	-	(144,066)
Others	(101)	-	-	-	(101)
Total Amortization	(200,218)	(126,156)	788	-	(325,586)
Total Carrying amount	199,009	(16,278)	(673)	-	182,058

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

Right of use asset

	As of December 31,
	2025	2024	2023
Balance at end of previous year	223,285	182,245	192,995
Additions and contractual changes	47,462	90,330	40,284
Depreciation	(59,050)	(49,290)	(51,034)
Balance at end of the period	211,697	223,285	182,245

Lease liabilities

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

	As of December 31,
	2025	2024	2023
Balance at end of previous year	254,602	206,753	213,942
Additions and contractual changes	47,462	90,330	40,284
Payments	(86,097)	(75,870)	(69,752)
Interest	32,313	33,389	22,279
Balance at end of the period	248,280	254,602	206,753

(b)	Expenses recognized in the income statement

	As of December 31,
	2025	2024	2023
Depreciation (1)	59,050	49,290	51,034
Interest expenses (2)	32,313	33,389	22,279
Total	91,363	82,679	73,313
(1)	This amount is recorded in Depreciation and Amortization combined income statement.
(2)	This amount is recorded in Other Expenses, Net combined income statement.

(c)	Maturity of lease liabilities

	December 31, 2025
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Lease liabilities	83,334	115,219	45,114	4,613	248,280

	December 31, 2024
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Lease liabilities	74,176	110,414	56,662	13,350	254,602

	December 31, 2023
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Lease liabilities	63,043	97,890	34,454	11,366	206,753

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

11.	Other Assets

	As of December 31,
	2025	2024
Interbank transactions	123,290	223,761
Prepaid expenses	302,926	239,728
Collection receivable	291,331	206,140
Deposits Pledged as Guarantee - Labor	37,500	37,091
Recoverable taxes	86,891	48,776
Deposits Pledged as Guarantee - Tax	14,184	13,034
Deposits Pledged as Guarantee - Civil	74,960	30,952
Partnership Program	96,252	62,484
Commissions	22,388	44,370
Others	89,076	49,648
Total	1,138,798	955,984

12.	Provision for contingencies

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

	December 31, 2023
	Civil	Labor	Total
Opening balance	58,514	105,737	164,251
Reversals / additions in provision	115,281	23,167	138,448
Consumption	(53,630)	(16,830)	(70,460)
Closing balance	120,165	112,074	232,239

13.	Other Liabilities

	As of December 31,
	2025	2024
Accounts payable	370,628	222,944
Tax and social security	385,631	146,664
Personal expenses	118,739	106,658
Other liabilities – personal bonuses	113,284	98,680
Expected credit losses (1)	4,249	4,747
Partnership program liabilities (2)	169,365	107,405
Other Liabilities	90,051	165,085
Total	1,251,947	852,183
(1)	Refers to credit limits granted and not used.
(2)	Related to partnership shares classified as financial instruments, in accordance with IAS 32 (note 19 b)

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

At the Extraordinary General Meeting held on February 19, 2025, the issuance of 35,466,285 Class D preferred shares was approved at an issuance price of R$400,000, of which R$20,000 was allocated to share capital and R$380,000 was allocated to the capital reserve. The issuance forms part of the Shareholders’ Agreement entered into between the Company and the investment fund “LCM BIGBANG FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA RESPONSABILIDADE LIMITADA.” The transaction was carried out through the contribution of the shares of Banco Agibank S.A. that the investment fund had acquired on December 27, 2024. As a result, from that date the Company came to hold 100% of the equity interest in Banco Agibank S.A. (95.70% as of December 31, 2025 — see Note 2.a). The share issuance, together with the increase in ownership interest in Banco Agibank S.A., resulted in a change of R$124,959 between controlling and non-controlling interests.

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

At the Extraordinary General Meeting held on October 27, 2025, the increase of AGI Financial Holding’s share capital in the amount of R$53,873 was approved, through the partial capitalization of the amounts recorded as interest on equity payable, with the issuance of 15,050 thousand registered shares. Of these, 528 thousand were Class A preferred shares with a nominal value of R$1,892, and 14,522 thousand were Class E preferred shares with a nominal value of R$51,981.

At the Extraordinary General Meeting held on December 30, 2025, the increase of the Company’s share capital in the amount of R$877,101 was approved, without the issuance of new shares, through the capitalization of retained earnings for the period, legal reserve, statutory reserve and reserve for mandatory dividends not distributed, based on the interim balance sheet dated November 30, 2025.

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

	December 31, 2025	December 31, 2024	December 31, 2023
Continuing operations:
Net income attributable to owners of the parent company	1,037,833	791,014	421,991
Net income attributable to common shares	514,043	419,094	223,578
Net income attributable to preferred shares	523,790	371,920	198,413
Weighted average number of outstanding shares following the corporate reorganization	823,452,977	789,268,910	789,268,910
Common	418,168,922	418,168,922	418,168,922
Preferred	405,284,055	371,099,988	371,099,988

Basic and diluted earnings per share – R$
Common	1.23	1.00	0.53
Preferred	1.59	1.00	0.53

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

16.	Net Interest Income

	For the Year Ended December 31,
	2025 (Restated)	2024 (Restated)	2023 (Restated)
Interest income using the effective interest method
Fixed income securities	550,767	423,493	279,057
Loans and advances - Credit institutions	166,814	44,218	44,617
Loans and advances - Customers	8,804,905	6,197,611	4,385,449
Total income	9,522,486	6,665,322	4,709,123

Interest expense using the effective interest method
Customer deposits	(2,557,849)	(1,772,029)	(1,269,577)
Assignment of financial assets	(1,525,389)	(615,274)	(491,458)
Contributions to the Credit Guarantee Fund	(27,547)	(20,928)	(14,594)
Interest expense on financial bills issued	(852,221)	(310,465)	(109,692)
Interbank deposits	(32,010)	(7,772)	(114)
Interest expense on loans and borrowings	(81,156)	(44,385)	-
Total expense	(5,076,172)	(2,770,853)	(1,885,435)
Net interest income	4,446,314	3,894,469	2,823,688

17.	Operating Expenses and other Revenues

(a)	Commissions, banking fees and other revenues from services

	For the Year Ended December 31,
	2025	2024	2023
Banking fees	133,376	97,526	67,203
Brokerage commissions	716,800	405,045	110,444
Other revenue commissions	18,359	23,276	18,314
IT development services	-	1,080	1,311
Total	868,535	526,927	197,272

(b)	Selling, General and Administrative Expenses

	For the Year Ended December 31,
	2025	2024	2023
Advertising expenses	(28,133)	(45,908)	(23,509)
Communication expenses	(27,925)	(27,409)	(24,944)
Financial system service expenses	(434,464)	(387,418)	(273,859)
Maintenance expenses	(35,805)	(36,779)	(31,063)
Promotion expenses	(5,995)	(9,024)	(10,863)
Data processing (rental and maintenance expenses)	(165,178)	(126,856)	(89,782)
Technical services expenses	(329,622)	(310,713)	(243,170)
Travel expenses	(10,857)	(12,901)	(6,653)
Administrative expenses	(12,854)	(9,406)	(7,735)
Legal expenses	(192,360)	(233,697)	(138,415)
Other general and administrative expenses	(67,571)	(25,726)	(25,699)
Total selling, general and administrative expenses	(1,310,764)	(1,225,837)	(875,692)

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

(c)	Personnel Expenses

	For the Year Ended December 31,
	2025	2024	2023
Compensation Expenses	(243,867)	(217,036)	(232,593)
Benefits	(140,145)	(119,451)	(103,750)
Other personal expenses	(4,482)	-	-
Social security costs	(136,180)	(112,378)	(102,406)
Total Personnel Expenses	(524,674)	(448,865)	(438,749)

(d)	Tax Expenses

	For the Year Ended December 31,
	2025 (Restated)	2024 (Restated)	2023 (Restated)
Tax on Services (ISS)	(92,995)	(82,394)	(50,600)
Social Integration Program (PIS)	(62,139)	(53,367)	(33,953)
Tax for Social Security Financing (Cofins)	(336,111)	(288,745)	(187,586)
Other tax expenses	(12,559)	(5,463)	(3,908)
Total Tax Expenses	(503,804)	(429,969)	(276,047)

18.	Other income (expenses), net

	For the Year Ended December 31,
	2025	2024	2023
Credit assignment results	-	8	-
Non-operating income	807	760	7,211
Addition/reversal of other provisions	1,913	2,966	(373)
Interest on lease liabilities	(32,313)	(33,389)	(22,279)
Tax Incentive (1)	46,513	39,140	24,272
Partnership Program Expense (2)	(51,654)	(43,166)	(4,302)
Other operating expense	(4,911)	(23,869)	(11,703)
Total Other income (expense), net	(39,645)	(57,550)	(7,174)

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

(a)	Compensation for key management personnel

For the years ended December 31, 2025, 2024 and 2023, the benefits provided in the form of fixed compensation to the Group’s key management, were as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Remuneration	29,255	50,162	29,170
Social charges	6,582	11,286	6,563
Total	35,837	61,448	35,733

The Group does not provide long-term benefits, employment contract termination benefits or share-based compensation to its key management personnel.

(b)	Partnership program

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

On December 31, 2025, the Partnership program liability was R$169,365 (R$107,405 as of December 31, 2024 and R$15,213 as of December 31, 2023), as disclosed in Note 13 - Other liabilities. For year-end ended December 31, 2025, the Group recorded a financial expense related to the change in the value of the program participants' shares amounting to R$51,654 (R$43,166 as of December 31, 2024 and R$4,302 as of December 31, 2023), as disclosed in note 18 - Other income (expenses), net.

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

The net cash generated by financing and investing activities includes only those transactions that impacted the Group’s cash. The table below shows investing and financing activities which did not involve the use of cash and/or cash equivalents:

	For the Year Ended December 31,
	2025	2024	2023
Additions to right-of-use assets	47,462	90,330	40,284
Total	47,462	90,330	40,284

21.	Sensitivity analysis

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

Sensitivity analysis of changes in interest rates

			Interest Change Scenario
As of December 31, 2025 (Restated)	Rate Risk	Total portfolio	10%	(10%)
Financial Assets
Financial assets measured at amortized cost		42,521,167	(352,850)	352,850
Debentures	Fixed Rate	1,739,571	(10,745)	10,745
Debentures	CDI	3,941,507	51,111	(51,111)
Gross Credit Potfolio (1)	Fixed Rate	34,365,118	(378,095)	378,095
Government Securities – Other Countries (ICO)	Fixed Rate	1,511,277	(14,989)	14,989
Government Securities – Other Countries (KDB)	Fixed Rate	289,509	(2,103)	2,103
National Treasury Notes (NTN)	IPCA	94,070	384	(384)
Investment securities - National Treasury Bills (LTN)	Fixed Rate	256,000	(2,616)	2,616
Financial Treasury Bills (LFT)	SELIC	324,115	4,203	(4,203)
Financial assets measured at fair value through profit or loss		3,102,639	39,717	(39,717)
Financial Instruments - Derivatives	CDI	250,582	23,175	(23,175)
Investment securities - Financial Treasury Bills (LFT)	Selic	1,722,314	22,335	(22,335)
Investment securities - Financial Bills (LF)	CDI	210,891	2,735	(2,735)
Investment securities - National Treasury Bills (LTN)	Fixed Rate	646,754	(6,596)	6,596
Investment securities - National Treasury Notes (NTN)	Fixed Rate	139,335	(1,141)	1,141
Mexican government securities – CETES, net of adjustments of hedge instruments	-	118,776	(791)	791
Investments fund quotas	-	13,987	-	-

Financial Liabilities
Other Liabilities		(10,397,345)	161,526	(161,526)
Obligations related to credit assignments (Vert and FIDC)	Fixed Rate	(10,397,345)	161,526	(161,526)
Financial liabilities measured at amortized cost		(31,777,859)	(174,536)	174,536
Demand customer deposits	-	(345,801)	-	-
Funds from acceptances and issuance of securities	CDI	(6,152,941)	(79,891)	79,891
Time customer deposits	CDI	(8,025,775)	(109,627)	109,627
Debt issued and other borrowed funds	CDI	(530,312)	(6,877)	6,877
Time customer deposits	IPCA	(4,368,545)	(18,133)	18,133
Funds from acceptances and issuance of securities	Fixed Rate	(17,588)	176	(176)
Time customer deposits	Fixed Rate	(8,110,561)	87,870	(87,870)
Loans and borrowing	CDI	(667,089)	(8,651)	8,651
Debt issued and other borrowed funds	Fixed Rate	(229,027)	2,761	(2,761)
Repurchase agrements	CDI	(3,251,446)	(42,164)	42,164
Interbank transactions	-	(78,774)	-	-

(1) Based on the gross credit portfolio balance, excluding allowance for loan losses, purchase premium, and hedging effects.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

			Interest Change Scenario
As of December 31, 2024 (Restated)	Rate Risk	Total portfolio	10%	(10%)
Financial Assets
Financial assets measured at amortized cost		27,583,439	(270,796)	270,796
Financial Treasury Bills (LFT)	SELIC	104,192	1,129	(1,129)
Debentures	Fixed Rate	1,392,720	10,030	(10,030)
National Treasury Notes (NTN)	IPCA	90,866	419	(419)
Gross Credit Potfolio (1)	Fixed Rate	24,286,705	(265,398)	265,398
National Treasury Bills (LTN)	Fixed Rate	1,174,990	(12,729)	12,729
Government Securities – Other Countries (KDB)	Fixed Rate	533,966	(4,247)	4,247
Financial assets measured at fair value through other comprehensive income		14,394	156	(156)
Securities - Financial Treasury Bills (LFT)	SELIC	14,394	156	(156)
Financial assets measured at fair value through profit or loss		1,105,089	46,349	(46,349)
Financial Instruments - Derivatives	CDI	407,994	39,330	(39,330)
Investment securities - Financial Treasury Bills (LFT)	Selic	553,004	5,991	(5,991)
Premium bond	-	2,573	-	-
Investment securities - Financial Bills (LF)	CDI	1,073	12	(12)
Mexican government securities – CETES, net of adjustments of hedge instruments	-	106,368	1,016	(1,016)
Investments fund quotas	-	34,077	-	-

Financial Liabilities
Obligations related to credit assignments		(4,459,629)	79,518	(79,518)
Obligations related to credit assignments (Vert and FIDC)	Fixed Rate	(4,459,629)	79,518	(79,518)
Financial liabilities measured at amortized cost		(20,954,662)	(59,460)	59,460
Demand customer deposits	-	(320,209)	-	-
Exchange Acceptance Resources	CDI	(3,227,072)	(35,035)	35,035
Time customer deposits	CDI	(5,444,100)	(62,669)	62,669
Loans and borrowing	CDI	(480,103)	(5,201)	5,201
Debt issued and other borrowed funds	CDI	(269,173)	(2,916)	2,916
Time customer deposits	IPCA	(4,486,875)	(20,673)	20,673
Exchange Acceptance Resources	Fixed Rate	(28,913)	278	(278)
Time customer deposits	Fixed Rate	(6,325,758)	63,872	(63,872)
Debt issued and other borrowed funds	Fixed Rate	(253,109)	2,825	(2,825)
Repurchase agrements	Fixed Rate	(6,221)	59	(59)
Interbank transactions	-	(113,129)	-	-

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

The minimum level for the Capital Adequacy Ratio required by the current regulation is 10.5%, according to CMN Resolution No. 4,958/21. As of December 31, 2025, Agibank has a capital margin of 4.58% (2.76% as of December 31, 2024).

	As of December 31,
Composition of Referential Equity (PR)	2025	2024
Equity	5,277,257	2,719,761
Prudential Adjustments to Tier 1 Capital	(1,956,689)	(641,923)
Referential Equity	3,320,568	2,077,838
Complementary Capital	228,842	-
Tier I	3,549,410	2,077,838
Instruments Eligible for Tier II	327,455	365,215
Tier II	327,455	365,215
Referential Equity	3,876,865	2,443,053

Agibank's Tier II Capital is composed of Subordinated Letters of Credits operations. As of December 31, 2025, the principal amounts to R$342,700, compared to R$372,700 on December 31, 2024. The balance of these operations stands at R$530,498 as of December 31, 2025, up from R$522,283 on December 31, 2024. There is no forecast for early repurchase of these operations.

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, unless otherwise stated)

					As of December 31,
Financial Instrument	Principal	Issuance	Maturity	Remuneration	2025	2024
Subordinated Letters of Credits	30,000	May/19	Apr/25	11.7%	-	55,641
Subordinated Letters of Credits	20,000	Apr/20	Apr/26	10.5%	35,200	31,865
Subordinated Letters of Credits	15,000	Nov/21	Nov/27	CDI + 4%	28,680	24,127
Subordinated Letters of Credits	300	May/22	Jun/29	16.9%	523	448
Subordinated Letters of Credits	2,900	May/22	May/29	CDI + 4%	5,166	4,346
Subordinated Letters of Credits	39,300	May/22	May/29	16.4% to 16.7%	67,971	58,401
Subordinated Letters of Credits	900	Jun/22	Jun/29	CDI + 4%	1,587	1,335
Subordinated Letters of Credits	600	Jun/22	Jun/29	17.3% to 17.6%	1,058	902
Subordinated Letters of Credits	10,200	Jun/22	Jun/29	17% to 17.4%	17,800	15,211
Subordinated Letters of Credits	1,500	Jun/22	Jul/29	17.3% to 17.6%	2,627	2,239
Subordinated Letters of Credits	92,700	Jul/22	Jul/29	CDI + 4%	161,666	136,010
Subordinated Letters of Credits	58,200	Jul/22	Jul/29	17.3% to 17.6%	101,753	86,616
Subordinated Letters of Credits	1,200	Jul/22	Jul/29	17% to 17.4%	2,095	1,786
Subordinated Letters of Credits	99,900	Mar/24	Mar/34	CDI + 2.9%	104,372	103,356
Total	372,700				530,498	522,283

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

